     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2001



                                                      REGISTRATION NO. 333-60128

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             i2 TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             7372                            75-2294945
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                                  ONE i2 PLACE
                                11701 LUNA ROAD
                              DALLAS, TEXAS 75234
                                 (469) 357-1000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                               WILLIAM M. BEECHER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         ONE i2 PLACE, 11701 LUNA ROAD
                              DALLAS, TEXAS 75234
                           TELEPHONE: (469) 357-1000
                           FACSIMILE: (469) 357-6406
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   Copies to:

                 RONALD G. SKLOSS                                   KENNETH L. GUERNSEY
                  HARLIN R. DEAN                                      DAVID P. HORNE
                  AKASH D. SETHI                                   ANGELIQUE C. TREMBLE
               JENNIFER L. WILLIAMS                                    JENNIFER NAM
          BROBECK, PHLEGER & HARRISON LLP                           COOLEY GODWARD LLP
              4801 PLAZA ON THE LAKE                                ONE MARITIME PLAZA
                 AUSTIN, TX 78746                                 SAN FRANCISCO, CA 94111
             TELEPHONE: (512) 330-4000                           TELEPHONE: (415) 693-2000
             FACSIMILE: (512) 330-4001                           FACSIMILE: (415) 951-3699

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of a wholly owned subsidiary of the registrant with and into RightWorks Corporation, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to the closing of such merger.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               [RIGHTWORKS LOGO]


                                 August 8, 2001


Dear RightWorks Shareholder:

     I am writing to you today to ask for your vote on our proposed merger with a subsidiary of i2 Technologies, Inc. Upon consummation of the merger, RightWorks will become a wholly owned subsidiary of i2.


     In the merger, all outstanding shares of RightWorks common stock and RightWorks preferred stock will be converted into shares of i2 common stock based on formulas set forth in the merger agreement. i2 common stock is traded on the Nasdaq National Market under the trading symbol "ITWO," and closed at $9.81 per share on August 7, 2001. Although the final exchange ratios cannot be determined until the closing of the merger, based on the August 7, 2001 closing price for i2's common stock, we estimate that each share of RightWorks common stock will convert into approximately 0.07587 of a share of i2 common stock and each share of RightWorks preferred stock will convert into approximately 0.05975 of a share of i2 common stock. i2 expects to issue up to 5,300,000 shares of its common stock in the merger (including shares to be issued to acquire certain outstanding indebtedness of RightWorks). Approximately 10% of the shares of i2 common stock to be issued in the merger will be held in escrow for one year following the merger in accordance with the indemnification and escrow provisions of the merger agreement. The merger and the merger agreement are described more fully in the accompanying proxy statement/prospectus.



     You will be asked to vote upon the merger agreement and the merger at a special meeting of RightWorks' shareholders to be held on August 20, 2001, at 10:00 a.m., local time, at 3175 Hanover Street, Palo Alto, California. To complete the merger, the holders of a majority of the voting power of RightWorks common stock and the holders of a majority of the voting power of RightWorks preferred stock must adopt and approve the merger agreement and approve the merger. Only shareholders who held shares of RightWorks common stock or preferred stock on August 1, 2001 will be entitled to vote at the special meeting.


     AFTER CAREFUL CONSIDERATION, THE RIGHTWORKS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS CONCLUDED THAT THEY ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, RIGHTWORKS AND ITS SHAREHOLDERS. THE RIGHTWORKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND TO APPROVE THE MERGER.


     The accompanying proxy statement/prospectus provides detailed information about i2, RightWorks, the merger and the merger agreement. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 9 OF THE PROXY STATEMENT/PROSPECTUS.


     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. To vote your shares, you may use the enclosed proxy card or attend the special meeting. To approve the merger and adopt the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the approval of the merger and the adoption and approval of the merger agreement. If you do not vote at all, it will, in effect, count as a vote against the merger. We urge you to vote FOR this proposal, a necessary step in the merger of RightWorks and i2.

                                            Sincerely,



                                            /s/ JOHN R. WEST

                                            John R. West

                                            Chief Executive Officer

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF i2 TO BE ISSUED IN THE MERGER OR DETERMINED IF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The accompanying proxy statement/prospectus is dated August 8, 2001, and is first being mailed to RightWorks shareholders on or about August 9, 2001.


       WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED PREPAID FEDERAL EXPRESS ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

                             RIGHTWORKS CORPORATION
                             1075 EAST BROKAW ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 579-4000
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON AUGUST 20, 2001

                             ---------------------

To the Shareholders of RightWorks Corporation:


     NOTICE IS HEREBY GIVEN that we will hold a special meeting of shareholders of RightWorks Corporation at 10:00 a.m., local time, on August 20, 2001 at 3175 Hanover Street, Palo Alto, California:


          1. To consider and vote upon a proposal to approve and adopt the merger agreement among i2 Technologies, Inc., Rome Merger Corp. and RightWorks, and to approve the merger of Rome Merger Corp. with and into RightWorks by which RightWorks will become a wholly owned subsidiary of i2; and

          2. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND HAS CONCLUDED THAT THEY ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, RIGHTWORKS AND ITS SHAREHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND TO APPROVE THE MERGER.

     We describe the merger and the merger agreement more fully in the accompanying proxy statement/ prospectus, which we urge you to read.


     Only RightWorks shareholders of record at the close of business on August 1, 2001 are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof.



     YOUR VOTE IS IMPORTANT. TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE PREPAID FEDERAL EXPRESS ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. YOU MAY VOTE IN PERSON AT THE SPECIAL MEETING EVEN IF YOU HAVE RETURNED A PROXY.


                                            By Order of the Board of Directors,

                                            /s/ KENNETH L. GUERNSEY
                                            Kenneth L. Guernsey
                                            Secretary

San Jose, California

August 8, 2001


          PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................    3
  The Companies.............................................    3
  The Merger................................................    3
  Special Meeting...........................................    3
  Voting of Proxies.........................................    4
  Vote Required.............................................    4
  Share Ownership of Management.............................    4
  Shares Subject to Voting Agreements.......................    4
  Recommendation of the RightWorks Board of Directors.......    5
  Conditions to Completion of the Merger....................    5
  Required Regulatory Approvals.............................    5
  Termination of the Merger Agreement.......................    5
  Restrictions on Alternative Transactions..................    5
  Interests of Certain Persons in the Merger................    5
  Accounting Treatment......................................    5
  Material United States Federal Income Tax Consequences of
     the Merger.............................................    5
  Expenses..................................................    6
  Dissenters' and Appraisal Rights..........................    6
  Transferability of i2 Stock...............................    6
  Escrow Agreement..........................................    6
  The Shareholders' Agent...................................    6
  Trademarks................................................    6
i2 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA..........    7
RECENT RESULTS OF OPERATIONS DATA...........................    8
COMPARATIVE MARKET PRICE DATA...............................    8
RISK FACTORS................................................    9
  Risks Related to the Merger...............................    9
  Risks Related to i2's Business............................   13
  Risks Related to i2's Industry............................   18
  Risks Related to Owning i2 Stock..........................   19
FORWARD-LOOKING STATEMENTS IN THIS PROXY
  STATEMENT/PROSPECTUS......................................   20
THE SPECIAL MEETING.........................................   21
  General...................................................   21
  Date, Time and Place......................................   21
  Matters to be Considered at the Special Meetings..........   21
  Record Date and Outstanding Shares........................   21
  Vote Required.............................................   22
  Share Ownership of Management.............................   22
  Shares Subject to Voting Agreements.......................   22
  Voting of Proxies.........................................   22
  Revocation of Proxies.....................................   23
  Quorum and Abstentions....................................   23
  Solicitation of Proxies and Expenses......................   23
  Recommendations of RightWorks Board of Directors..........   23

                                                              PAGE
                                                              ----
THE MERGER..................................................   25
  Background of the Merger..................................   25
  Reasons for the Merger; Recommendation of Board of
     Directors..............................................   26
  Interests of Certain Persons in the Merger................   29
  Applicable Waiting Periods and Regulatory Approvals.......   31
  Accounting Treatment......................................   31
  Material United States Federal Income Tax Consequences of
     the Merger.............................................   32
  Liquidation Preference of RightWorks Preferred
     Shareholders...........................................   34
  Dissenters' and Appraisal Rights..........................   34
  Restrictions on Sale of Shares By Affiliates of
     RightWorks.............................................   36
  Operations Following the Merger...........................   37
THE MERGER AGREEMENT AND RELATED AGREEMENTS.................   38
  The Merger................................................   38
  Effective Time............................................   38
  Directors and Officers of RightWorks After the Merger.....   38
  Conversion of RightWorks Shares in the Merger.............   38
  No Fractional Shares......................................   39
  Shares to be Deposited into Escrow........................   40
  RightWorks Options........................................   40
  RightWorks Warrants.......................................   40
  The Exchange Agent........................................   40
  Exchange of RightWorks Stock Certificates for i2 Stock
     Certificates...........................................   40
  Distributions with Respect to Unexchanged Shares..........   41
  Representations and Warranties............................   41
  RightWorks' Conduct of Business Before Completion of the
     Merger.................................................   43
  No Solicitation of Transactions...........................   44
  i2's Purchase of Indebtedness Owed by RightWorks to ICG
     Holdings...............................................   44
  Termination of RightWorks' Agreements with ICG and Others
     and Related Payments...................................   45
  Interim Financing.........................................   45
  Termination of RightWorks Employees.......................   46
  Director and Officer Indemnification and Insurance........   46
  Conditions to the Merger..................................   46
  Termination of the Merger Agreement.......................   48
  Payment of Expenses.......................................   49
  Extension, Waiver and Amendment of the Merger Agreement...   49
  Escrow and Indemnification................................   49
  The Shareholders' Agent...................................   50
  Related Agreements........................................   51
MARKET PRICES OF i2 COMMON STOCK............................   54
MARKET PRICES OF RIGHTWORKS STOCK...........................   54
DIVIDEND POLICY.............................................   54
i2 -- SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.......   55
i2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   57
  Overview..................................................   57
  For the Years Ended December 31, 2000, 1999 and 1998
     Results of Operations..................................   57
     Revenues...............................................   58
     Costs and Expenses.....................................   59
     Other Income, Net......................................   62

                                                              PAGE
                                                              ----
     Non-cash Settlement....................................   62
     Provision for Income Taxes.............................   62
     Basic and Diluted Earnings Per Common Share............   63
     Liquidity and Capital Resources........................   63
     Recently Issued Accounting Pronouncements..............   64
For the Three Months Ended March 31, 2001 and 2000
  Results of Operations.....................................   65
  Revenues..................................................   65
  Costs and Expenses........................................   66
  Other Income (Expense), Net...............................   69
  Provision for Income Taxes................................   69
  Basic and Diluted Earnings Per Common Share...............   70
  Liquidity and Capital Resources...........................   70
  Sensitivity to Market Risks...............................   71
i2 -- BUSINESS..............................................   73
  Our Company...............................................   73
  Industry Background.......................................   74
  The i2 Solution...........................................   74
  i2 -- A History of Innovation.............................   74
  Products..................................................   75
  Product Development.......................................   76
  Customer Service and Support..............................   77
  Sales and Marketing.......................................   77
  International Operations..................................   78
  Competition...............................................   78
  Proprietary Rights and Licenses...........................   78
  Employees.................................................   79
  Properties................................................   79
  Legal Proceedings.........................................   79
i2 -- MANAGEMENT............................................   81
  Directors and Executive Officers..........................   81
  Composition of Board of Directors.........................   82
  Director Compensation and Indemnification Arrangements....   83
  Employment Contracts; Change-in-Control and
     Indemnification Arrangements...........................   83
  Summary Compensation Table................................   85
  Option Grants in 2000.....................................   86
  Aggregate Option Exercises in 2000 and December 31, 2000
     Option Values..........................................   87
  Compensation Committee Interlocks and Insider
     Participation..........................................   87
  Certain Transactions with Management......................   87
PRINCIPAL STOCKHOLDERS OF i2................................   88
RIGHTWORKS MATERIAL CONTACTS................................   89
  Value Added Reseller Agreements...........................   89
  Former Director...........................................   89
  Non-Disclosure Agreement..................................   89
  Loan and Security Agreement...............................   89
RIGHTWORKS -- BUSINESS......................................   90
RIGHTWORKS SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL
  SHAREHOLDERS..............................................   91

                                                              PAGE
                                                              ----
DESCRIPTION OF i2 CAPITAL STOCK.............................   93
  Authorized Capital Stock..................................   93
  Common Stock..............................................   93
  Preferred Stock...........................................   93
  Certain Anti-Takeover, Limited Liability and
     Indemnification Provisions.............................   93
  Transfer Agent and Registrar..............................   94
COMPARISON OF RIGHTS OF HOLDERS OF RIGHTWORKS CAPITAL STOCK
  AND i2 COMMON STOCK.......................................   95
  Impact of the Merger on the Rights of Preferred
     Shareholders of RightWorks.............................   95
  Ability to Call Special Meetings..........................   95
  Advance Notice Provisions for Stockholder Nominations and
     Proposals..............................................   96
  Amendment to Governing Documents..........................   96
  Cumulative Voting.........................................   98
  Appraisal Rights..........................................   98
  Derivative Action.........................................   99
  Stockholder Consent in Lieu of Meeting....................   99
  Fiduciary Duties of Directors.............................   99
  Indemnification...........................................   99
  Director Liability........................................  101
  Anti-Takeover Provisions and Interested
     Stockholder/Shareholder Transactions...................  101
  Inspection of Books and Records...........................  102
  Size of the Board of Directors............................  102
  Classified Board of Directors.............................  103
  Removal of Directors......................................  103
  Transactions Involving Directors..........................  103
  Filling Vacancies on the Board of Directors...............  103
EXPERTS.....................................................  104
LEGAL MATTERS...............................................  105
WHERE YOU CAN FIND MORE INFORMATION.........................  105
INDEX TO FINANCIAL STATEMENTS...............................  F-1
ANNEXES
A -- Agreement and Plan of Reorganization...................  A-1
B -- Form of Voting Agreement...............................  B-1
C -- Form of Escrow Agreement...............................  C-1
D -- Chapter 13 of the California General Corporation Law...  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.   WHY ARE i2 AND RIGHTWORKS MERGING?
A. The boards of directors of each of i2 and RightWorks took into consideration a variety of different factors in deciding to approve the merger. The parties believe the merger will enhance i2's position as a leading provider of software solutions for electronic marketplace, or e-marketplace, transactions. i2 and RightWorks believe that RightWorks' procurement applications combined with i2's supply chain management technology will allow trading partners to more efficiently communicate and transact business through and among e-marketplaces and to manage their own e-marketplaces. See "The Merger -- Reasons for the Merger; Recommendation of Board of Directors."

Q.   WHAT WILL RIGHTWORKS SHAREHOLDERS RECEIVE IN
     THE MERGER?


A. If the merger is completed, all outstanding shares of RightWorks common stock and preferred stock will be converted into i2 common stock based on formulas contained in the merger agreement. Although the final exchange ratios cannot be determined until the closing of the merger, based on i2's closing stock price of $9.81 on August 7, 2001, we estimate that RightWorks common shareholders will receive approximately 0.07587 of a share of i2 common stock for each share of RightWorks common stock they own and RightWorks preferred shareholders will receive approximately 0.05975 of a share of i2 common stock for each share of RightWorks preferred stock they own. i2 will not issue fractional shares of its common stock. Instead of a fractional share, RightWorks shareholders will receive cash based on the market price of i2 common stock. See "The Merger Agreement and Related Agreements -- Conversion of RightWorks Shares in the Merger."


Q.   WILL HOLDERS OF RIGHTWORKS PREFERRED STOCK
     RECEIVE THEIR LIQUIDATION PREFERENCE IN THE MERGER?


A.   No. Under RightWorks' articles of
     incorporation, each share of RightWorks preferred stock is entitled to a liquidation preference of $20 per share upon any liquidation of RightWorks, including the proposed merger with i2. However, if a majority of the voting power of RightWorks Series A and Series B preferred stock, voting together as a single class, approves the merger and the merger agreement, each share of RightWorks preferred stock will receive i2 common stock in the merger based on the exchange ratio in the merger agreement rather than the $20 liquidation preference. Based on i2's closing stock price of $9.81 on August 7, 2001, we estimate the dollar value of the i2 stock to be received with respect to each share of RightWorks preferred stock to be approximately $0.59. See "The Merger -- Liquidation Preference of RightWorks Preferred Shareholders."


Q.   WILL RIGHTWORKS SHAREHOLDERS BE ABLE TO SELL
     THE i2 COMMON STOCK THAT THEY RECEIVE IN THE MERGER?

A.   All shares of i2 common stock that
     RightWorks shareholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of RightWorks for purposes of the Securities Act of 1933 at the time the merger is submitted to the vote of RightWorks' shareholders. Shares of i2 common stock held by these affiliates may be sold only in compliance with Rule 145 under the Securities Act or pursuant to a registration statement or an exemption under the Securities Act. See "The Merger -- Restrictions on Sale of Shares By Affiliates of RightWorks" and "The Merger Agreement and Related Agreements -- Related Agreements -- Affiliate Agreements."

Q.   WILL ANY PORTION OF THE i2 COMMON STOCK
     ISSUED IN THE MERGER BE HELD IN ESCROW?

A.   Yes. The merger agreement provides that
     approximately 10% of the i2 common stock to be issued in the merger will be placed in escrow to compensate and indemnify i2 for any losses resulting from breaches of the merger agreement by RightWorks and for other specified matters. On the first anniversary of the effective time of the merger, the shares remaining in escrow will be released and distributed to the former shareholders of RightWorks, unless retained to cover unresolved pending claims. The escrow and indemnification provisions of the merger agreement, and the related escrow agreement, are described under "The Merger Agreement and Related
     Agreements -- Escrow and Indemnification" and "-- Related
     Agreements  --  Escrow Agreement."

Q.   WHEN DO YOU EXPECT TO COMPLETE THE MERGER?


A. The parties are working to complete the merger by August 31, 2001. However, because the merger is subject to the satisfaction of a number of conditions, we cannot predict the exact timing.


Q.   HOW DO I VOTE?


A. After carefully reading and considering the information contained in this document, please mail your completed and signed proxy card in the enclosed, prepaid Federal Express return envelope as soon as possible for delivery no later than August 15, 2001 so that your shares may be represented at the special shareholders' meeting. You may also attend the special meeting and vote in person. See "The Special Meeting."


Q.   CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

A. Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of RightWorks before the shareholders' meeting, or by attending the shareholders' meeting and voting in person. See "Special Meeting -- Voting of Proxies." However, RightWorks shareholders who are parties to voting agreements with i2 may not revoke the proxies they granted to i2 under those agreements. The voting agreements are described under "The Merger Agreement and Related Agreements -- Related
     Agreements -- Voting Agreements."

Q.   WILL THE MERGER BE TAXABLE TO RIGHTWORKS
     SHAREHOLDERS?

A. The merger has been structured so as to qualify as a reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization, you will not recognize taxable gain or loss for United States federal income tax purposes in connection with the merger, except to the extent of cash you receive instead of any fractional shares or upon exercise of dissenters' or appraisal rights. You are encouraged to read the section entitled "The Merger -- Material United States Federal Income Tax Consequences of the Merger" and to consult with your own tax advisor.
Q.   ARE THERE RISKS RIGHTWORKS SHAREHOLDERS
     SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?


A.   Yes. We have set out in the section entitled
     "Risk Factors" beginning on page 9 of this document a number of risk factors that you should consider carefully in connection with the merger and the related conversion of your shares of RightWorks capital stock into common stock of i2.


Q.   SHOULD RIGHTWORKS SHAREHOLDERS SEND IN THEIR
     STOCK CERTIFICATES NOW?

A.   No. Following the merger, i2 will send
instructions to RightWorks shareholders explaining how to exchange their RightWorks stock certificates for i2 stock certificates.

Q.   ARE RIGHTWORKS SHAREHOLDERS ENTITLED TO
DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?


A. You may dissent from the merger and seek appraisal of the fair market value of your shares by complying with all the procedures required under Chapter 13 of the California General Corporation Law as more fully described in this proxy statement/prospectus beginning on page 34 under the section entitled "The Merger -- Dissenters' and Appraisal Rights." Chapter 13 of the California General Corporation Law is reproduced in its entirety as Annex D to this proxy statement/prospectus.


Q.   WHOM CAN I CALL WITH QUESTIONS ABOUT THE
     MERGER?

A.   Please call Richard L. Gerould, the Senior
     Vice President, Corporate Development of RightWorks, at (408) 579-4011.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS


     The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the annexes, for a more complete understanding of the merger and the merger agreement. See the section entitled "Where You Can Find More Information" on page 104 for additional sources of information on i2.


THE COMPANIES

i2 TECHNOLOGIES, INC.
One i2 Place
11701 Luna Road
Dallas, Texas 75234
(469) 357-1000


     i2 is a leading provider of dynamic value chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. i2's solutions are designed to help enterprises improve efficiencies, collaborate with suppliers and customers, respond to market demands and engage in dynamic business interactions over the Internet. The i2 products consider the conditions of companies to optimize key business processes -- from product design to customer relationships. i2's products are designed to help customers, partners, suppliers and service providers conduct business together and offer a technology infrastructure supporting collaboration, commerce and content. i2's product suites include software solutions for supply chain management, supplier relationship management and customer relationship management. In addition, i2 also provides content and content management solutions as well as a platform for integration and administration of private and public electronic marketplaces. i2's product suites may be used by i2's customers to align their value chain to serve their customers. i2 also provides services such as consulting, training and maintenance in support of these offerings.


RIGHTWORKS CORPORATION
1075 E. Brokaw Road
San Jose, California 95131
(408) 579-4000


     RightWorks provides business-to-business e-commerce software that automates the procurement cycles of businesses and provides content delivery and management solutions for electronic marketplaces. RightWorks' principal product line, RightWorks eBusiness Application Suite, enables organizations to automate their internal and external procurement processes for both direct and indirect goods. RightWorks eBusiness Application Suite also provides a content management solution that enables users to locate products and services from vendors on the basis of value, quality and on-time delivery.



THE MERGER (SEE PAGES 25 AND 38)


     i2 and RightWorks have entered into a merger agreement that provides for the merger of RightWorks and a newly formed subsidiary of i2. As a result of the merger, RightWorks will become a wholly owned subsidiary of i2, and shareholders of RightWorks will become stockholders of i2. In the merger, all outstanding shares of RightWorks common stock and all outstanding shares of RightWorks preferred stock will be converted into shares of i2 common stock. You are encouraged to read the merger agreement, which is included as Annex A to this proxy statement/prospectus, carefully and in its entirety.


SPECIAL MEETING (SEE PAGE 21)



     The RightWorks special meeting will be held on August 20, 2001, at 10:00 a.m., local time, at 3175 Hanover Street, Palo Alto, California. Only shareholders who held shares of RightWorks common stock or preferred stock on the August 1, 2001 record date for the special meeting will be entitled to vote at the special meeting.

VOTING OF PROXIES (SEE PAGE 22)


     To have your shares represented and voted at the special meeting, you must either attend the meeting in person or complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope. All properly executed proxies that RightWorks receives prior to the vote at the special meeting, that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no instructions are given, to approve the merger and adopt the merger agreement. A shareholder may revoke a proxy at any time before its use by delivering to RightWorks a signed notice of revocation or a later-dated signed proxy, or by attending the special meeting and voting in person.


VOTE REQUIRED (SEE PAGE 22)


     Approval of the merger and adoption of the merger agreement by RightWorks' shareholders is required under California law and RightWorks' articles of incorporation. The proposal to approve the merger and adopt the merger agreement requires the affirmative vote of:

     - the holders of a majority of the voting power of RightWorks common stock outstanding on the record date, determined on the basis of one vote per share of Class A common stock and 25 votes per share of Class B common stock, all voting together as a separate class; and

     - the holders of a majority of the voting power of RightWorks preferred stock outstanding on the record date, determined on the basis of one vote per share of Series A preferred stock and 25 votes per share of Series B preferred stock, all voting together as a separate class.


SHARE OWNERSHIP OF MANAGEMENT (SEE PAGE 22)


     As of the record date, directors and executive officers of RightWorks and their affiliates collectively owned:


     - 949,375 shares of RightWorks Class A common stock, representing approximately 14.0% of the total outstanding RightWorks Class A common stock;



     - 263,500 shares of RightWorks Class B common stock representing approximately 100.0% of the total outstanding RightWorks Class B common stock;



     - 3,706,749 shares of RightWorks Series A preferred stock, representing approximately 100.0% of the total outstanding RightWorks Series A preferred stock; and



     - 19,439,958 shares of RightWorks Series B preferred stock, representing approximately 92.8% of the total outstanding RightWorks Series B preferred stock.



     Together, these shares represent approximately 56.4% of the voting power of RightWorks common stock and approximately 92.8% of the voting power of RightWorks preferred stock outstanding on the record date.


     The directors of RightWorks and their affiliates who own shares of RightWorks capital stock have entered into voting agreements with i2. Under these agreements, these shareholders have agreed to vote their shares for the approval of the merger and adoption of the merger agreement.


SHARES SUBJECT TO VOTING AGREEMENTS (SEE PAGES 22 AND 51)



     Shareholders of RightWorks owning approximately 53.4% of the voting power of RightWorks common stock and approximately 92.8% of the voting power of RightWorks preferred stock outstanding as of the record date have entered into agreements to vote all of their shares of RightWorks capital stock in favor of the approval of the merger and adoption of the merger agreement. The RightWorks shareholders who entered into voting agreements also granted irrevocable proxies to i2 to vote in favor of the approval of the merger and adoption of the merger agreement. See "The Merger Agreement and Related Agreements -- Related Agreements -- Voting Agreements."

RECOMMENDATION OF THE RIGHTWORKS BOARD OF DIRECTORS (SEE PAGE 23)



     The RightWorks board of directors has unanimously approved the merger, the merger agreement and the transactions contemplated thereby and has concluded that they are advisable and fair to, and in the best interests of, RightWorks and its shareholders. The RightWorks board of directors unanimously recommends that RightWorks shareholders vote FOR approval and adoption of the merger agreement and approval of the merger.



CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE 46)



     The obligations of i2 and RightWorks to complete the merger are subject to the prior satisfaction or waiver of conditions specified in the merger agreement and described under the section entitled "The Merger Agreement and Related Agreements -- Conditions to the Merger."



REQUIRED REGULATORY APPROVALS (SEE PAGE 31)


     The merger is subject to certain filing requirements under United States antitrust laws. i2 and RightWorks have made the required filings with the Department of Justice and Federal Trade Commission. The Federal Trade Commission has notified i2 and RightWorks that it granted early termination of the applicable waiting period with respect to the merger, effective March 30, 2001. However, the Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or a private person, may challenge the merger at any time before or after it is completed.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 48)


     The merger agreement may be terminated under circumstances that are described under the section entitled "The Merger Agreement and Related Agreements -- Termination of the Merger Agreement."


RESTRICTIONS ON ALTERNATIVE TRANSACTIONS (SEE PAGES 44 AND 51)


     The merger agreement prohibits RightWorks from soliciting or participating in discussions with third parties about alternative transactions to the merger. In addition, the directors and shareholders of RightWorks who have signed voting agreements have agreed not to solicit or participate in discussions about, and to vote against, alternative transactions. These restrictions are discussed under the sections entitled "The Merger Agreement and Related Agreements -- No Solicitation of Transactions" and "-- Related Agreements -- Voting Agreements."


INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 29)



     When considering the recommendation of the RightWorks board of directors, you should be aware that certain current and former directors and officers of RightWorks have interests in the merger that are different from, or in addition to, your interests. These interests are discussed below under the section entitled "The Merger -- Interests of Certain Persons in the Merger."



ACCOUNTING TREATMENT (SEE PAGE 31)


     The merger will be accounted for using the purchase method of accounting under generally accepted accounting principles, with i2 having acquired RightWorks.


MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE
32)



     The merger has been structured so as to qualify as a reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization, RightWorks shareholders will not recognize taxable gain or loss for United States federal income tax purposes in the merger, except to the extent of cash they receive instead of fractional shares or upon exercise of dissenters' rights or appraisal rights. However, RightWorks shareholders are encouraged to consult their own tax advisors. It is a condition to completion of the merger that each of RightWorks and i2 receive an opinion of counsel confirming such counsel's opinion that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.



EXPENSES (SEE PAGE 49)


     If the merger is completed, i2 will pay all documented out-of-pocket expenses incurred by RightWorks in connection with the merger except for one-half of the fees of RightWorks' financial advisors. This portion of the financial advisor fees will reduce the number of shares of i2 common stock that RightWorks shareholders are entitled to receive in the merger.


DISSENTERS' AND APPRAISAL RIGHTS (SEE PAGE 34)



     Under California law, RightWorks shareholders are entitled to appraisal rights in connection with the merger, subject to conditions discussed more fully under the section entitled "The Merger -- Dissenters' and Appraisal Rights." Appraisal rights entitle a dissenting shareholder, under some conditions, to receive a valuation of their shares and a payment of that value in cash. Failure to follow the steps required by law for perfecting appraisal rights may lead to the loss of those rights, in which case the shareholder will be treated in the same manner as other non-dissenting shareholders. In view of the complexity of the law relating to appraisal rights, RightWorks shareholders who are considering objecting to the merger should consult their own legal advisors. See Annex D to this proxy statement/prospectus for a reproduction of Chapter 13 of the California General Corporation Law relating to dissenters' rights, and see the section entitled "The Merger -- Dissenters' and Appraisal Rights."



TRANSFERABILITY OF i2 STOCK (SEE PAGE 36)


     All shares of i2 common stock that RightWorks shareholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of RightWorks for purposes of the Securities Act at the time the merger is submitted to the vote of RightWorks' shareholders. Shares of i2 common stock held by these affiliates may be sold only in compliance with Rule 145 under the Securities Act or pursuant to a registration statement or an exemption under the Securities Act.


ESCROW AGREEMENT (SEE PAGES 49 AND 51)


     Approximately 10% of the shares of i2 common stock to be issued in the merger will be deposited into an escrow fund to indemnify i2 for any losses resulting from breaches of the merger agreement by RightWorks and other specified matters. Except in limited circumstances, the escrow shares are i2's exclusive remedy for claims for indemnification and i2 will receive compensation only to the extent its aggregate damages exceed $1,000,000. On the first anniversary of the effective time of the merger, the shares remaining in escrow will be released and distributed to RightWorks shareholders, except to the extent retained to cover unresolved, pending claims by i2 for indemnification.

     The form of the escrow agreement is attached as Annex C to this proxy statement/prospectus. You are encouraged to read this document in its entirety.


THE SHAREHOLDERS' AGENT (SEE PAGE 50)



     Kenneth A. Fox of Internet Capital Group, Inc. has been recommended by RightWorks' board of directors to, and has been designated in the merger agreement to, serve as the agent of, and to act on behalf of, RightWorks' shareholders under the indemnification provisions of the merger agreement and the escrow agreement. By voting to approve the merger and adopt the merger agreement, shareholders of RightWorks will ratify Mr. Fox as the shareholders' agent. For a description of the powers that may be exercised by the shareholders' agent, please see the section entitled "The Merger Agreement and Related Agreements -- The Shareholders' Agent."


TRADEMARKS

     This document contains trademarks of i2 and RightWorks and may contain trademarks of others.

               i2 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following summary of consolidated financial data with respect to i2 is derived from its audited financial statements as of and for the five years ended December 31, 2000 and from its unaudited financial statements as of and for the three months ended March 31, 2001 and 2000. The following consolidated financial data should be read in conjunction with "i2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and i2's consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus. As discussed in Note 2 -- Business Combinations in the notes to i2's consolidated financial statements, i2's acquisitions of SupplyBase, Inc. on April 28, 2000 and Aspect Development, Inc. on June 9, 2000 were accounted for using the purchase method. Accordingly, the operating results of SupplyBase and Aspect are included with i2's results of operations since their respective dates of acquisition. Historical results are not necessarily indicative of the results to be expected in the future. Amounts shown are in thousands, except per share data.



                                                                                                  THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                          MARCH 31,
                                      -------------------------------------------------------   -----------------------
                                         2000         1999       1998       1997       1996        2001         2000
                                      -----------   --------   --------   --------   --------   ----------   ----------
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses.................  $   709,177   $352,597   $234,316   $141,766   $ 62,063   $  211,132   $  113,584
  Services..........................      271,009    147,893     91,726     58,218     30,569       93,223       46,870
  Maintenance.......................      146,139     70,620     43,115     21,792      8,881       52,203       25,826
                                      -----------   --------   --------   --------   --------   ----------   ----------
        Total revenues..............    1,126,325    571,110    369,157    221,776    101,513      356,558      186,280
Costs and expenses:
  Cost of revenues:
    Cost of software licenses.......       53,331     17,981      7,967      2,746        260       21,811        5,366
    Amortization of acquired
      technology....................       29,054         --         --         --         --       12,258           --
    Cost of services and
      maintenance...................      234,191    125,934     77,459     48,422     21,761       83,085       41,072
  Sales and marketing...............      390,111    194,752    129,978     77,071     35,484      140,629       66,210
  Research and development..........      217,938    132,278     94,199     57,392     23,559       75,236       39,846
  General and administrative........       86,888     53,188     38,191     24,984     11,108       29,699       16,607
  Amortization of intangibles.......    1,724,551         --         --         --         --      756,700           --
  In-process research and
    development and
    acquisition-related expenses....      102,373      6,552      7,618      9,306      1,133        4,700          557
                                      -----------   --------   --------   --------   --------   ----------   ----------
        Total costs and expenses....    2,838,437    530,685    355,412    219,921     93,305    1,124,118      169,658
                                      -----------   --------   --------   --------   --------   ----------   ----------
Operating income (loss).............   (1,712,112)    40,425     13,745      1,855      8,208     (767,560)      16,622
Other income (expense), net.........       18,227      7,642      8,753      3,309      1,671      (13,537)       2,499
Non-cash settlement.................      (22,412)        --         --         --         --           --           --
                                      -----------   --------   --------   --------   --------   ----------   ----------
Income (loss) before income taxes...   (1,716,297)    48,067     22,498      5,164      9,879     (781,097)      19,121
Provision (benefit) for income
  taxes.............................       35,716     24,552     17,279      6,916      4,705       (6,946)       7,380
                                      -----------   --------   --------   --------   --------   ----------   ----------
Net income (loss)...................  $(1,752,013)  $ 23,515   $  5,219   $ (1,752)  $  5,174   $ (774,151)  $   11,741
                                      ===========   ========   ========   ========   ========   ==========   ==========
Basic and diluted earnings (loss)
  per common share:
  Basic earnings (loss) per common
    share...........................  $     (4.83)  $   0.08   $   0.02   $  (0.01)  $   0.02   $    (1.90)  $     0.04
  Diluted earnings (loss) per common
    share...........................  $     (4.83)  $   0.07   $   0.02   $  (0.01)  $   0.02   $    (1.90)  $     0.03
Weighted-average common shares
  outstanding.......................      362,723    300,838    287,176    257,768    239,160      408,074      313,000
Weighted-average diluted common
  shares outstanding................      362,723    335,678    314,120    257,768    272,464      408,074      366,050


                                                                                                  AS OF
                                                        AS OF DECEMBER 31,                      MARCH 31,
                                      -------------------------------------------------------   ----------
                                         2000         1999       1998       1997       1996        2001
                                      -----------   --------   --------   --------   --------   ----------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments............  $   823,327   $579,391   $155,998   $151,889   $ 59,694   $  706,286
Working capital.....................      776,727    585,039    182,778    167,877     62,636      800,774
Total assets........................    9,225,826    860,194    344,808    264,923    113,546    8,630,420
Total debt..........................      350,000    350,000      5,032      2,114        600      406,139
Total stockholders' equity..........    8,453,447    332,168    228,986    192,964     75,236    7,747,988

                       RECENT RESULTS OF OPERATIONS DATA



     On July 18, 2001, i2 announced our unaudited financial results for the three months and six months ended June 30, 2001.



     Our total revenues for the three months ended June 30, 2001 were $241.0 million, including license revenues of $105.8 million, compared to total revenues of $242.6 million, including license revenues of $150.2 million, for the same period in 2000. For the six months ended June 30, 2001, our total revenues were $597.5 million, including license revenues of $317.0 million, compared to total revenues of $428.9 million, including license revenues of $263.8 million, in the first half of 2000.



     Our loss per share for the three months ended June 30, 2001 was $2.08 compared to a loss per share of $0.83 for the same period in 2000. Our loss per share for the six months ended June 30, 2001 was $3.99 compared to a loss per share of $0.83 for the same period in 2000. The increase in loss per share for the three and six months ended June 30, 2001, compared to the same periods in 2000, was primarily due to increases in the amortization of acquired technology and intangible assets related to the acquisition of Aspect Development, Inc., a restructuring charge of $33.0 million in the second quarter of 2001 principally related to reductions in personnel and facilities, and an increase in bad debt expense due to current macroeconomic conditions.



     Interim results are not necessarily indicative of results to be expected in the future. Results for the three and six months ended June 30, 2000 include the operating results of SupplyBase from its date of acquisition on April 28, 2000 and of Aspect from its date of acquisition on June 9, 2000.


                         COMPARATIVE MARKET PRICE DATA


     i2's common stock is traded on the Nasdaq National Market System under the symbol "ITWO." None of RightWorks' securities are traded on any exchange, and there is no established trading market for RightWorks' stock. The table below presents the closing price per share for i2's common stock on March 8, 2001, the last trading day prior to the public announcement of the merger, and August 7, 2001, the last trading date prior to the date of this proxy statement/prospectus. Applying such closing prices, the table also presents the estimated equivalent values per share of RightWorks common stock and preferred stock as of such dates based upon the exchange ratio formulas contained in the merger agreement and the number of shares of RightWorks' capital stock expected to be outstanding at the effective time. Because the maximum number of shares of i2 common stock issuable in the merger is fixed in the merger agreement, the equivalent value per share of RightWorks' capital stock will fluctuate from time to time with the market price of i2's common stock.



                                                                      RIGHTWORKS      RIGHTWORKS
NASDAQ CLOSING MARKET PRICE AS OF                             i2     COMMON STOCK   PREFERRED STOCK
---------------------------------                           ------   ------------   ---------------
March 8, 2001.............................................  $21.44      $1.67            $2.23
August 7, 2001............................................  $ 9.81      $0.74            $0.59


     Because the market price of i2 common stock is subject to fluctuation, the market value of the shares of i2 common stock that holders of RightWorks capital stock will receive in the merger may increase or decrease prior to and following the merger. See "Market Prices of i2 Common Stock." YOU ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR i2 COMMON STOCK. NO ASSURANCES CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR i2 COMMON STOCK.

                                  RISK FACTORS


     By voting in favor of the merger agreement, RightWorks shareholders will be choosing to invest in i2 common stock. An investment in i2 common stock involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem to not be material may also impair our business operations. If any of these risks or uncertainties actually occurs, the business and prospects of RightWorks or i2 may be seriously harmed. In such case, the trading price of i2 common stock could decline, and you may lose all or part of your investment.


     As used in this proxy statement/prospectus, the terms "we," "us" and "our" refer to i2.

                          RISKS RELATED TO THE MERGER

RIGHTWORKS SHAREHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF i2 COMMON STOCK DESPITE CHANGES IN MARKET VALUE OF i2 COMMON STOCK.

     In the merger, the outstanding shares of RightWorks common stock and preferred stock will be converted into shares of i2 common stock. The maximum number of shares of i2 common stock issuable in the merger is fixed and is not subject to adjustment for changes in the market price of i2 common stock. Accordingly, the specific dollar value of i2 common stock that RightWorks shareholders will receive in the merger will depend on the market value of i2 common stock when the merger is completed and may decrease from the market value on the date you submit your proxy. The share price of i2 common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. We urge you to obtain recent market quotations for i2 common stock. We cannot predict or give any assurances as to the market price of i2 common stock at any time before or after the merger.

WE MAY NOT ACHIEVE THE BENEFITS WE EXPECT FROM THE MERGER.

     We entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. The success of this acquisition will depend on our ability to:

     - retain, motivate and integrate the acquired personnel of RightWorks;

     - integrate acquired products and services with our existing products and services;

     - integrate multiple information systems; and

     - develop new products and services from the assets of both companies.

     We may encounter difficulties in integrating our operations and products with RightWorks, and we may not realize the benefits we anticipate with this merger.


     Operations and personnel. i2 is a leading provider of dynamic value chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. RightWorks is a provider of business-to-business software that automates procurement cycles of businesses and provides content delivery and management solutions for electronic marketplaces. Our principal offices are located in Dallas, Texas, while RightWorks' principal offices are located in San Jose, California. Currently, there are no plans to relocate either of these principal offices. Our failure to integrate our operations and products successfully with those of RightWorks could seriously harm our business, operating results and financial condition.

     Products and services. Each company initially intends to offer its respective products and services to the customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the synergies that we expect to realize in the merger.

     In addition, after the merger, we intend to develop new products and services from the assets of both companies. To date, the companies have not thoroughly investigated the technological, market-driven or other obstacles in developing and marketing these new products and services in a timely and efficient way. There can be no assurance that we will be able to overcome these obstacles in developing new products and services, or that there will be a market for the new products or services developed after the merger.

THE MERGER COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.

     We expect to incur direct transaction costs of up to approximately $12.3 million in connection with the consummation of the merger, including the merger expenses of RightWorks which are payable by us. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to our stockholders resulting from the issuance of shares in connection with the merger, our financial results could be adversely affected. There is no assurance that the combined company will not incur additional material costs associated with the merger.


     We will account for the merger using the purchase method of accounting. After completion of the merger, the results of operations of RightWorks will be included in our consolidated financial statements. The purchase price will be allocated to RightWorks' assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of RightWorks acquired will be recorded as goodwill and other intangible assets. These allocations will be made based upon valuations and other studies that have not yet been finalized.



     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 changes the accounting for goodwill by eliminating amortization and replacing impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," with a new impairment test.



     We expect to close the acquisition of RightWorks in the third quarter of 2001. In accordance with SFAS 142, goodwill acquired in this acquisition will not be amortized. Amortization of goodwill acquired in our prior business combinations will continue through December 31, 2001. Beginning on January 1, 2002, goodwill will be allocated to reporting units and tested for impairment using a two-step approach. The first step is to compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.



     Identified intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Identified intangible assets with indefinite useful lives will not be amortized until their lives are determined to be definite. These assets will be tested for impairment annually and on an interim basis if an event or circumstance occurs between annual tests indicating that the assets might be impaired. The impairment test will consist of comparing the fair value of the intangible asset to its carrying amount. If the fair value is less than the carrying amount, an impairment loss will be recognized in an amount equal to that difference.



     While we have not yet finalized the allocation of the purchase price to identified intangible assets, we expect the amortization of identified intangible assets associated with the acquisition of RightWorks to be approximately $5.0 million to $8.0 million per year, which will have an adverse effect on our results of operations. Future impairment of the goodwill and other intangible assets recorded in connection with this acquisition will have an adverse effect on our results of operations; however, the extent of any such impairment, if ever, cannot be predicted at this time.


THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

     The market price of our common stock may decline as a result of the merger if:

     - the integration of RightWorks is unsuccessful;

     - we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

     - the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.


RIGHTWORKS' OFFICERS AND DIRECTORS HAVE ADDITIONAL INTERESTS IN THE MERGER THAT MAY INFLUENCE, OR MAY HAVE INFLUENCED, THEM TO SUPPORT OR APPROVE THE MERGER.


     The directors and officers of RightWorks have interests in the merger that are different from, or in addition to, your interests, including the following:


     - four of RightWorks' six directors who approved the merger agreement originally were nominated by Internet Capital Group, Inc., or ICG. ICG Holdings, Inc., a subsidiary of ICG, owns shares in RightWorks representing approximately 52.1% of the voting power of RightWorks common stock and approximately 92.0% of the voting power of RightWorks preferred stock as of the record date;



     - in addition to the shares of i2 common stock that ICG Holdings will receive in exchange for its shares of RightWorks, ICG Holdings will also receive shares of i2 common stock with a value of approximately $29.0 million in exchange for the sale to i2 in connection with the merger of the approximately $15.0 million of indebtedness owed by RightWorks to ICG Holdings, which shares will reduce the preferred exchange ratio, and, thus, the number of shares of i2 common stock to be issued to holders of RightWorks preferred stock in the merger;



     - at the time RightWorks' board of directors approved the merger, Mary E. Coleman, the Chief Executive Officer and a director of RightWorks at the time of such approval, had agreed to remain with RightWorks for a transition period ending on the earlier of July 7, 2001 and the closing of the merger. In addition, Ms. Coleman executed a litigation waiver in exchange for RightWorks' forgiveness of loans owed by Ms. Coleman, and RightWorks' payment of taxes applicable to such forgiveness, in an amount up to $596,344. At the time she voted to approve the merger, Ms. Coleman held outstanding options to purchase 3,865,098 shares of RightWorks Class A common stock, of which 724,706 were vested and exercisable. Pursuant to her employment agreement with RightWorks, 50% of the unvested options would have immediately vested and become exercisable in connection with the merger, and all of her unvested options would vest and become exercisable if Ms. Coleman's employment was terminated without cause or she resigned with good reason within 18 months of the merger. On May 22, 2001, Ms. Coleman resigned from all of her positions with RightWorks with i2's consent. As a result of her resignation, Ms. Coleman is entitled to receive one year's base salary of $275,000, one year's health benefits and accelerated vesting of 50% of her unvested options as of her resignation date;

     - a portion of the unvested stock options to purchase RightWorks Class A common stock held by an executive and by a non-employee director of RightWorks will accelerate and become immediately vested and exercisable in connection with the merger; and


     - RightWorks directors and officers will receive continuing indemnification against specified types of liabilities from i2.


     For the above reasons, the directors and officers of RightWorks may have been influenced to approve the merger agreement and may be more likely to support the merger than if they did not hold these interests. RightWorks shareholders should consider whether these interests may have influenced these directors and officers to support, approve or recommend the merger and the merger agreement.


CUSTOMER AND EMPLOYEE UNCERTAINTY RELATED TO THE MERGER COULD HARM THE COMBINED COMPANY.

     i2's and RightWorks' customers may, in response to the announcement of the merger, delay or defer decisions concerning products or services of i2 and/or RightWorks. Any delay or deferral in those decisions by customers could harm the combined company. Similarly, current and prospective RightWorks employees may experience uncertainty about their future roles with i2 until our strategies with regard to RightWorks are announced or executed. This may adversely affect RightWorks' ability to attract and retain key management, sales, marketing and technical personnel.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT RIGHTWORKS' FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, RightWorks may be subject to a number of material risks, including the following:

     - RightWorks will continue to need outside sources of financing to continue its operations, the availability of which is uncertain;

     - all principal, interest and related fees under the interim financing provided by i2 to RightWorks under the loan and security agreement executed in connection with the merger agreement, which is secured by substantially all of the assets of RightWorks, will immediately become due and payable if the merger agreement is terminated, which would also result in the acceleration of RightWorks' other secured indebtedness;

     - as stated by RightWorks' independent auditors in their opinion regarding RightWorks' financial statements for its most recent fiscal year, there are substantial doubts about RightWorks' ability to continue as a going concern; and

     - RightWorks' costs related to the merger, such as legal, accounting and some of the fees of financial advisors, must be paid even if the merger is not consummated.

     Further, if the merger is terminated and RightWorks' board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, RightWorks is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than i2.

                         RISKS RELATED TO i2'S BUSINESS



OUR FINANCIAL RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER OR WE MAY FAIL TO MEET EXPECTATIONS, WHICH WOULD NEGATIVELY IMPACT THE PRICE OF OUR STOCK.



     Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to continue to vary from quarter to quarter in the future, due to a variety of factors, many of which are outside of our control.



     Although our revenues are subject to fluctuation, significant portions of our expenses are not variable in the short term, and we cannot reduce them quickly to respond to decreases in revenues. Therefore, if revenues are below expectations, this shortfall is likely to adversely and disproportionately affect our operating results. Accordingly, we may not maintain positive operating margins in future quarters. Any of these factors could cause our operating results to be below the expectations of securities analysts and investors, which likely would negatively affect the price of our common stock.



THE IMPACT OF CHANGES IN GLOBAL ECONOMIC CONDITIONS ON OUR CUSTOMERS MAY CAUSE US TO FAIL TO MEET EXPECTATIONS, WHICH WOULD NEGATIVELY IMPACT THE PRICE OF OUR STOCK.



     Our operating results can vary significantly based upon the impact of changes in global economic conditions on our customers. More specifically, the macroeconomic environment entering 2001 is more uncertain than in recent periods and has the potential to materially and adversely affect us. The revenue growth and profitability of our business depends on the overall demand for computer software and services, particularly in the areas in which we compete. Because our sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for computer software caused by a weakening economy may result in decreased revenues and lower growth rates. We may be especially prone to this as a result of the relatively large license transactions we have historically relied upon. Customers may defer or reconsider purchasing products if they experience a downturn in their business or if there is a downturn in the general economy.



HISTORICALLY, A SMALL NUMBER OF INDIVIDUAL LICENSE SALES HAVE BEEN SIGNIFICANT IN EACH QUARTERLY PERIOD. THEREFORE, OUR OPERATING RESULTS FOR A GIVEN PERIOD COULD SUFFER SERIOUS HARM IF WE FAIL TO CLOSE ONE OR MORE LARGE SALES EXPECTED FOR THAT PERIOD.



     We generally derive a significant portion of revenues in each quarter from a small number of relatively large license sales with, in some cases, long and intensive sales cycles. For example, five license sales in the second quarter of 2001, ten license sales in the first quarter of 2001, 15 license sales in the fourth quarter of 2000 and six license sales in the third quarter of 2000 each accounted for at least $5 million in revenues during the quarter. In addition, our expectations of financial results for a particular quarter frequently assume the successful closing of multiple substantial license sales that we have targeted to close in that period. Moreover, due to customer purchasing patterns, we typically realize a significant portion of our software license revenues in the last few weeks of a quarter. As a result, we are subject to significant variations in license revenues and results of operations if we incur any delays in customer purchases. If in any future period we fail to close one or more substantial license sales that we have targeted to close in that period, this failure could seriously harm our operating results for that period.



IMPLEMENTATION OF OUR PRODUCTS IS COMPLEX, TIME-CONSUMING AND EXPENSIVE AND CUSTOMERS MAY BE UNABLE TO IMPLEMENT OUR PRODUCTS SUCCESSFULLY OR OTHERWISE ACHIEVE THE BENEFITS ATTRIBUTABLE TO OUR PRODUCTS.



     Our products must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. Our customers may be unable to implement our products successfully or otherwise achieve the benefits attributable to our products. Delayed or ineffective implementation of our software and services may limit our ability to expand our revenues and may result in customer dissatisfaction, harm to our reputation and cause partial non-payment of fees.

WE MAY NOT REMAIN COMPETITIVE, AND INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.



     Our competitors offer a wide variety of e-business solutions including enterprise software. Relative to us, our competitors may have one or more of the following advantages:



     - longer operating history;



     - greater financial, technical, marketing, sales and other resources;



     - superior product functionality in specific areas;



     - greater name recognition;



     - a broader range of products to offer; and



     - a larger installed base of customers.



     Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition as we compete for market share, and we may not be able to compete successfully with our existing or new competitors. Any of these conditions could cause substantial harm to our business, operating results and financial condition.



OUR OBJECTIVE OF INCREASING OUR RECURRING REVENUE STREAMS BY SELLING MARKETPLACE SERVICES AND CONTENT TO MARKETPLACES AND THEIR PARTICIPANTS IS UNPROVEN AND MAY BE UNSUCCESSFUL.



     As part of our business strategy, we are offering electronic marketplace services and content to trading communities and participants in digital marketplaces. We are currently providing only a limited portion of our intended i2 TradeMatrix solutions in only a relatively small number of digital trading communities compared to the potential market for digital trading communities. We cannot be certain that these trading communities will be operated effectively, that enterprises will join and remain in these trading communities, or that we will develop and provide successfully all intended i2 solutions. If this business strategy is flawed, or if we are unable to execute it effectively, our business, operating results and financial condition could be substantially harmed.



WE DEPEND ON OUR STRATEGIC PARTNERS AND OTHER THIRD PARTIES FOR SALES AND IMPLEMENTATION OF OUR PRODUCTS. IF WE FAIL TO DERIVE BENEFITS FROM OUR EXISTING AND FUTURE STRATEGIC RELATIONSHIPS, OUR BUSINESS WILL SUFFER.



     From time to time, we have collaborated with other companies, including IBM and PricewaterhouseCoopers, in areas such as marketing, distribution and implementation. Maintaining these and other relationships is a meaningful part of our business strategy. However, some of our current and potential strategic partners are either actual or potential competitors, which may impair the viability of these relationships. In addition, some of our relationships have failed to meet expectations and may fail to meet expectations in the future. A failure by us to maintain existing strategic relationships or enter into successful new strategic relationships in the future could seriously harm our business, operating results and financial condition.



ANY DECREASE IN DEMAND FOR OUR ENTERPRISE PRODUCTS AND SERVICES COULD SIGNIFICANTLY REDUCE OUR REVENUES.



     We derive a substantial portion of our revenues from licenses of our enterprise products and related services. Our enterprise products principally include solutions for supply chain management, supplier relationship management, customer relationship management and other planning products. We expect license revenues and maintenance and consulting contracts related to these products to continue to account for a substantial portion of our revenues for the foreseeable future. However, competition, technological change or other factors could decrease demand for, or market acceptance of, these applications. Any decrease in demand or market acceptance of our enterprise offerings could substantially harm our business, operating results and financial condition.

WE ARE INVESTING SIGNIFICANT RESOURCES IN DEVELOPING AND MARKETING OUR MARKETPLACE SOLUTIONS. THE MARKET FOR THESE SOLUTIONS IS NEW AND EVOLVING, AND IF THIS MARKET DOES NOT DEVELOP AS WE ANTICIPATE, OR IF WE ARE UNABLE TO DEVELOP ACCEPTABLE SOLUTIONS, SERIOUS HARM WOULD RESULT TO OUR BUSINESS.



     We are investing significant resources in further developing and marketing enhanced products and services to facilitate conducting business on-line, within an enterprise and among many enterprises, including public and private marketplaces. The demand for, and market acceptance of, these products and services are subject to a high level of uncertainty, especially where development of our products or services requires a large capital commitment or other significant commitment of resources. Adoption of e-business software solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services are often complex and involve a new approach to the conduct of business. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for this broader functionality may not develop, competitors may develop superior products and services, or we may not develop acceptable solutions to address this functionality. Any one of these events could seriously harm our business, operating results and financial condition.



IF WE PUBLISH INACCURATE CATALOG CONTENT DATA, OUR CONTENT SALES COULD SUFFER.



     The accurate publication of catalog content is critical to our customers' businesses. Our i2 suite of products offers content management tools that help suppliers manage the collection and publication of catalog content. Any defects or errors in these tools or the failure of these tools to accurately publish catalog content could deter businesses from participating in the i2 marketplaces, damage our business reputation and harm our ability to win new customers. In addition, from time to time some of our customers may submit inaccurate pricing or other inaccurate catalog information. Even though such inaccuracies are not caused by our work and are not within our control, such inaccuracies could deter current and potential customers from using our products and could seriously harm our business, operating results and financial condition.



BECAUSE OUR PRODUCTS COLLECT AND ANALYZE STORED CUSTOMER INFORMATION, CONCERNS THAT OUR PRODUCTS DO NOT ADEQUATELY PROTECT THE PRIVACY OF CONSUMERS COULD INHIBIT SALES OF OUR PRODUCTS.



     One of the features of our customer management software applications is the ability to develop and maintain profiles of consumers for use by businesses. Typically, these products capture profile information when consumers, business customers and employees visit an Internet web-site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Our products augment these profiles over time by collecting usage data. Although our customer management products are designed to operate with applications that protect user privacy, privacy concerns nevertheless may cause visitors to resist providing the personal data necessary to support this profiling capability. Any inability to adequately address consumers' privacy concerns could seriously harm our business, financial condition and operating results.



BECAUSE OUR PRODUCTS REQUIRE THE TRANSFER OF INFORMATION OVER THE INTERNET, SERIOUS HARM TO OUR BUSINESS COULD RESULT IF OUR ENCRYPTION TECHNOLOGY FAILS TO ENSURE THE SECURITY OF OUR CUSTOMERS' ONLINE TRANSACTIONS.



     The secure exchange of value and confidential information over public networks is a significant concern of consumers engaging in online transactions and interaction. Our customer management software applications use encryption technology to provide the security necessary to effect the secure exchange of valuable and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer transaction data. If any compromise or breach were to occur, it could seriously harm our business, financial condition and operating results.

OUR INTERNAL PERFORMANCE OBJECTIVES AND ANY SIGNIFICANT GROWTH IN OUR BUSINESS AND OPERATIONS LIKELY WOULD INCREASE DEMANDS ON OUR MANAGERIAL AND OPERATIONAL RESOURCES.



     If rapid growth in the scope of our operating and financial systems and the geographic distribution of our operations and customers continues, it would increase demands on our management and operations. Our officers and other key employees would need to implement and improve our operational, customer support and financial control systems and effectively expand, train and manage our employee base. Further, irrespective of growth, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties, and we have set a number of demanding performance objectives and commitments that challenges our operations. We may not be able to manage future expansion or execute our objectives successfully, and our inability to do so could seriously harm our business, operating results and financial condition.



WE MAY NOT SUCCESSFULLY INTEGRATE OR REALIZE THE INTENDED BENEFITS OF RECENT ACQUISITIONS, AND WE MAY MAKE FUTURE ACQUISITIONS OR ENTER INTO JOINT VENTURES THAT ARE NOT SUCCESSFUL.



     In the future, we plan to acquire additional businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. Management's negotiations of potential acquisitions or joint ventures and management's integration of acquired businesses, products or technologies could divert their time and resources. Future acquisitions could cause us to issue equity securities that would dilute your ownership of us, incur debt or contingent liabilities, amortize goodwill and other intangibles, or write off in-process research and development and other acquisition-related expenses that could seriously harm our financial condition and operating results. Further, we may not be able to properly integrate acquired businesses, products or technology with our existing operations, train, retain and motivate personnel from the acquired business, or combine potentially different corporate cultures. For example, we currently are integrating Trade Service Corporation and ec-Content, Inc., which acquisitions closed in March 2001, and we are preparing to integrate this acquisition, which we anticipate closing in the third quarter of 2001. If we are unable to fully integrate an acquired business, product or technology or train, retain and motivate personnel from the acquired business, we may not receive the intended benefits of that acquisition, which could seriously harm our business, operating results and financial condition.



THE LOSS OF ANY OF OUR KEY PERSONNEL OR OUR FAILURE TO ATTRACT ADDITIONAL PERSONNEL COULD SERIOUSLY HARM OUR COMPANY.



     We rely upon the continued service of a relatively small number of key technical and senior management personnel. Our future success depends on retaining our key employees and our continuing ability to attract, train and retain other highly qualified technical and managerial personnel. Relatively few of our key technical or senior management personnel are bound by employment agreements. As a result, our employees could resign with little or no prior notice. We may not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. Our loss of any of our key technical and senior management personnel or our inability to attract, train and retain additional qualified personnel could seriously harm our business, operating results and financial condition.



IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR FACE A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, WE COULD LOSE OUR INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR SIGNIFICANT DAMAGES.



     We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. This is particularly true in foreign countries where the laws may not protect proprietary rights to the same extent as the laws of the United States and may not provide us with an effective remedy against piracy.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. As a result, we may be subject to claims of intellectual property infringement. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, third parties may claim infringement by us with respect to current or future products. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation or damages, cause product shipment delays or the loss or deferral of sales, or require us to enter into royalty or licensing agreements. If we enter into royalty or licensing agreements in settlement of any litigation or claims, these agreements may not be on terms acceptable to us. Unfavorable royalty and licensing agreements could seriously harm our business, operating results and financial condition.



WE CURRENTLY FACE MATERIAL LITIGATION AND ARE MORE LIKELY TO CONTEND WITH ADDITIONAL LITIGATION IN THE FUTURE DUE TO THE VOLATILITY OF OUR STOCK PRICE.



     We face litigation that could have a material adverse effect on our business, financial condition and results of operations. We and certain of our directors and executive officers are named as defendants in several private securities class action lawsuits relating to our alleged failure to disclose material information regarding a customer implementation. While we intend to vigorously dispute these allegations, it is possible that we may be required to pay substantial damages or settlement costs which could have a material adverse effect on our financial condition or results of operation. Regardless of the outcome of these matters, it is likely that we will incur substantial defense costs and such actions may cause a diversion of management time and attention. Due to the volatility of the stock market and particularly the stock prices of Internet-related companies, it is more likely that we will face additional class action lawsuits in the future.



BECAUSE OF OUR SIGNIFICANT INTERNATIONAL OPERATIONS, WE FACE RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS THAT COULD HARM OUR COMPANY.



     Our international operations are subject to risks inherent in international business activities. In addition, we may expand our international operations in the future, which would increase our exposure to these risks. The risks we face internationally include:



     - difficulties and costs of staffing and managing geographically disparate operations;



     - longer accounts receivable payment cycles in certain countries;



     - compliance with a variety of foreign laws and regulations;



     - overlap of different tax structures;



     - meeting import and export licensing requirements;



     - trade restrictions;



     - changes in tariff rates; and



     - changes in general economic conditions in international markets.



CHANGES IN THE VALUE OF THE U.S. DOLLAR, AS COMPARED TO THE CURRENCIES OF FOREIGN COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS.



     To date, our international revenues have been denominated primarily in U.S. dollars. However, the majority of our international expenses, including the wages of approximately 2,000 non-U.S. employees, and an increasing percentage of international revenues, have been denominated in currencies other than the U.S. dollar. Therefore, changes in the value of the U.S. dollar as compared to these other currencies may adversely affect our operating results. As our international operations expand, we expect to use an increasing number of foreign currencies, causing our exposure to currency exchange rate fluctuations to increase. We have implemented limited hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts, but we do not hedge our exposure to currency fluctuations affecting international expenses and other commitments. For the foregoing reasons, currency exchange rate fluctuations have caused, and likely will continue to cause, variability in our cost to settle foreign currency denominated liabilities, which could seriously harm our future business, results of operations and financial condition.



OUR SOFTWARE IS COMPLEX AND MAY CONTAIN UNDETECTED ERRORS.



     Our software programs are complex and may contain undetected errors or "bugs." Although we conduct extensive testing, we may not discover bugs until our customers install and use a given product or until the volume of services that a product provides increases. On occasion, we have experienced delays in the scheduled introduction of new and enhanced products because of bugs. Undetected errors could result in loss of customers or reputation, adverse publicity, loss of revenues, delay in market acceptance, diversion of development resources, increased insurance costs or claims against us by customers, any of which could seriously harm our business, operating results and financial condition.



WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD SERIOUSLY HARM OUR BUSINESS.



     Our software products generally are used by our customers only in mission critical applications where component failures could cause significant damages. To mitigate this exposure, our license agreements typically seek to limit our exposure to product liability claims from our customers. However, these contract provisions may not preclude all potential claims. Additionally, our general liability insurance may be inadequate to protect us from all liability that we may face. We have not experienced any product liability claims to date. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any claim, whether or not successful, could harm our reputation and business, operating results and financial condition.



                         RISKS RELATED TO i2'S INDUSTRY



THE CUSTOMERS IN THE MARKETS IN WHICH WE COMPETE DEMAND RAPID TECHNOLOGICAL CHANGE, INCLUDING THE EXPECTATION THAT OUR EXISTING OFFERINGS WILL CONTINUE TO PERFORM MORE EFFICIENTLY AND THAT WE WILL CONTINUE TO INTRODUCE NEW PRODUCT OFFERINGS. IF WE DO NOT RESPOND TO THE TECHNOLOGICAL ADVANCES REQUIRED BY THE MARKETPLACE, WE COULD SERIOUSLY HARM OUR BUSINESS.



     Enterprises are increasing their focus on decision-support solutions for e-business challenges. As a result, they are requiring their application software vendors to provide greater levels of functionality and broader product offerings. Moreover, competitors continue to make rapid technological advances in computer hardware and software technology and frequently introduce new products, services and enhancements. We must continue to enhance our current product line and develop and introduce new products and services that keep pace with the technological developments of our competitors. We must also satisfy increasingly sophisticated customer requirements. If we cannot successfully respond to the technological advances of others, or if our new products or product enhancements and services do not achieve market acceptance, these events could negatively impact our business, operating results and financial condition.



OUR OFFERINGS REQUIRE THE USE OF THE INTERNET TO TAKE FULL ADVANTAGE OF THE FUNCTIONALITY THAT THEY PROVIDE, AND SO, IF USE OF THE INTERNET FOR COMMERCE AND COMMUNICATION DOES NOT INCREASE AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.



     We are offering new and enhanced products and services, which depend on increased acceptance and use of the Internet as a medium for commerce and communication. Rapid growth in the use of the Internet is a recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist a limited number of proven services and products.



RELEASES OF AND PROBLEMS WITH NEW PRODUCTS MAY CAUSE PURCHASING DELAYS, WHICH WOULD HARM OUR REVENUES.



     Our practice and the practice in the industry is to periodically develop and release new products and enhancements. As a result, customers may delay their purchasing decisions in anticipation of our new or enhanced products, or products of competitors. Delays in customer purchasing decisions could seriously harm our business and operating results. Moreover, significant delays in the general availability of new releases, significant problems in the installation or implementation of new releases, or customer dissatisfaction with new releases could seriously harm our business, operating results and financial condition.



                        RISKS RELATED TO OWNING i2 STOCK



OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SIGNIFICANT INFLUENCE OVER STOCKHOLDER VOTES.



     As of July 23, 2001, our executive officers and directors together beneficially owned approximately 31.3% of the total voting power of our company. Accordingly, these stockholders have significant influence in determining the composition of our Board of Directors and other significant matters presented to a vote of stockholders, including amendments to our certificate of incorporation, a substantial sale of assets or other major corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquiror from making an offer to buy our company that other stockholders might find favorable which, in turn, could adversely affect the market price of our common stock.



OUR CHARTER AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS.



     Provisions of our certificate of incorporation and our bylaws as well as Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.



OUR STOCK PRICE HISTORICALLY HAS BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL COMMON STOCK WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.



     The market price of our common stock has been highly volatile in the past, and may continue to be volatile in the future. For example, since January 1, 2001, the market price of our common stock on the Nasdaq National Market has fluctuated between $8.17 and $61.00 per share. The following factors may significantly affect the market price of our common stock:



     - quarterly variations in our results of operations;



     - announcement of new products, product enhancements, joint ventures and other alliances by our competitors or us;



     - technological innovations by our competitors or us;



     - general market conditions or market conditions specific to particular industries; and



     - perceptions in the marketplace of performance problems involving our products and services.



     In particular, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely, often due to events unrelated to their operating performance. These fluctuations may harm the market price of our common stock.

         FORWARD-LOOKING STATEMENTS IN THIS PROXY STATEMENT/PROSPECTUS

     This proxy statement/prospectus contains forward-looking statements within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than historical or current facts, including without limitation, statements about our business, financial condition, business strategy, plans and objectives of management and our future prospects, are forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expectations. These risks and uncertainties include, without limitation, the following:


     - Our financial results may vary significantly from quarter to quarter or we may continue to fail to meet expectations, which could negatively impact the price of our stock.



     - Continued reduction in the pace of information technology spending and weakening of general economic conditions could further negatively impact our revenues.


     - We anticipate seasonal fluctuations in revenues, which may cause volatility in our stock price.

     - Historically, a small number of individual license sales have been significant in each quarterly period. Therefore, our operating results for a given period could suffer serious harm if we fail to close one or more larger sales expected for that period.

     - We may not remain competitive and increased competition could seriously harm our business.

     - Any decrease in demand for our products and services could significantly reduce our revenues.


     - Other risks listed under the caption "Risk Factors" included in this proxy statement/prospectus and in our other filings with the Securities and Exchange Commission.


     These risks and uncertainties are beyond our control and, in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. When used in this proxy statement/prospectus, the words "believes," "plans," "expects," "anticipates," "intends," "continue," "may," "will," "should" or the negative of such terms and similar expressions as they relate to us or our management are intended to identify forward-looking statements.

     References in this proxy statement/prospectus to the terms "optimal" and "optimized" and words to that effect are not necessarily intended to connote the mathematically optimal solution, but may connote near-optimal solutions, which reflect practical considerations such as customer requirements as to response time, precision of the results and other commercial factors.

     In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the immediately preceding section entitled "Risk Factors."

                              THE SPECIAL MEETING

GENERAL


     i2 and RightWorks are furnishing this proxy statement/prospectus to holders of RightWorks common stock and preferred stock in connection with the solicitation of proxies by the RightWorks board of directors for use at the special meeting of shareholders of RightWorks to be held on August 20, 2001, and any adjournment or postponement thereof.



     This proxy statement/prospectus is first being mailed to shareholders of RightWorks on or about August 9, 2001. This proxy statement/prospectus is also furnished to RightWorks shareholders as a prospectus in connection with the issuance by i2 of shares of i2 common stock as contemplated by the merger agreement.


DATE, TIME AND PLACE


     The RightWorks special meeting will be held on August 20, 2001 at 10:00 a.m., local time, at 3175 Hanover Street, Palo Alto, California.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

     At the RightWorks special meeting and any adjournment or postponement of the special meeting, RightWorks shareholders will be asked:

     - to consider and vote upon a proposal to approve and adopt the merger agreement among i2, Rome Merger Corp. and RightWorks, and to approve the merger of Rome Merger Corp. with and into RightWorks by which RightWorks will become a wholly owned subsidiary of i2; and

     - to transact such other business as may properly come before the special meeting.

     A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. RightWorks shareholders are encouraged to read the merger agreement in its entirety.

RECORD DATE AND OUTSTANDING SHARES


     Only shareholders of record of RightWorks at the close of business on August 1, 2001 are entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were:



     - 6,781,513 shares of RightWorks Class A common stock outstanding and entitled to vote, held of record by 124 shareholders;



     - 263,500 shares of RightWorks Class B common stock outstanding and entitled to vote, held of record by one shareholder;



     - 3,706,749 shares of RightWorks Series A preferred stock outstanding and entitled to vote, held of record by 7 shareholders; and



     - 20,955,036 shares of RightWorks Series B preferred stock outstanding and entitled to vote, held of record by 19 shareholders.

VOTE REQUIRED

     Approval of the merger and adoption of the merger agreement by RightWorks' shareholders is required under California law and RightWorks' articles of incorporation. The proposal to approve the merger and adopt the merger agreement requires the affirmative vote of:

     - the holders of a majority of the voting power of RightWorks common stock outstanding on the record date, determined on the basis of one vote per share of Class A common stock and 25 votes per share of Class B common stock, all voting together as a separate class; and

     - the holders of a majority of the voting power of RightWorks preferred stock outstanding on the record date, determined on the basis of one vote per share of Series A preferred stock and 25 votes per share of Series B preferred stock, all voting together as a separate class.

SHARE OWNERSHIP OF MANAGEMENT

     As of the record date, directors and executive officers of RightWorks and their affiliates collectively owned:


     - 949,375 shares of RightWorks Class A common stock, representing approximately 14.0% of the total outstanding RightWorks Class A common stock;



     - 263,500 shares of RightWorks Class B common stock, representing approximately 100.0% of the total outstanding RightWorks Class B common stock;



     - 3,706,749 shares of RightWorks Series A preferred stock, representing approximately 100.0% of the total outstanding RightWorks Series A preferred stock; and



     - 19,439,958 shares of RightWorks Series B preferred stock, representing approximately 92.8% of the total outstanding RightWorks Series B preferred stock.



     Together, these shares represent approximately 56.4% of the voting power of RightWorks common stock and approximately 92.8% of the voting power of RightWorks preferred stock outstanding on the record date.


     The directors of RightWorks and their affiliates who own shares of RightWorks capital stock have entered into voting agreements with i2 in which they have agreed to vote their shares of RightWorks capital stock for the approval of the merger and adoption of the merger agreement. See "The Merger Agreement and Related Agreements -- Related Agreements -- Voting Agreements."

SHARES SUBJECT TO VOTING AGREEMENTS


     Under voting agreements entered into with i2, shareholders of RightWorks holding approximately 53.4% of the voting power of RightWorks common stock and 92.8% of the voting power of RightWorks preferred stock outstanding on the record date, have agreed to vote for the approval of the merger and adoption of the merger agreement. These persons also granted irrevocable proxies to i2 to vote for approval of the merger and the adoption of the merger agreement. See "The Merger Agreement and Related Agreements -- Related Agreements -- Voting Agreements."


     You are encouraged to read the entire form of voting agreement entered into in connection with the merger agreement, a copy of which is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference.

VOTING OF PROXIES


     RightWorks requests that its shareholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to RightWorks for delivery no later than August 15, 2001, whether or not you plan to attend the special meeting. Each of the persons named in the proxy is an officer of RightWorks. All properly executed proxies that RightWorks receives prior to the vote at the special meeting, that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the merger and adopt the merger agreement. RightWorks' board of directors does not currently intend to bring any other business before the special meeting and, to the knowledge of RightWorks' board of directors, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

REVOCATION OF PROXIES

     Execution of a proxy does not in any way affect a shareholder's right to attend the meeting and vote in person. However, attendance at the special meeting does not in itself constitute the revocation of a proxy. A shareholder may revoke his or her proxy at any time prior to its use:

     - by delivering to the Secretary of RightWorks before the taking of the vote at the special meeting, a signed notice of revocation or a later-dated, signed proxy to RightWorks at 1075 East Brokaw Road, San Jose, California, 95131, Attention: Secretary; or

     - by attending the special meeting and voting in person.

     RightWorks shareholders who have entered into voting agreements with i2 may not revoke the proxies granted to i2 under those agreements.

QUORUM AND ABSTENTIONS

     The required quorum for the transaction of business at the RightWorks special meeting is a majority of the shares of RightWorks common stock and a majority of shares of RightWorks preferred stock entitled to vote at the special meeting, represented in person or by proxy. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Because approval of the merger and adoption of the merger agreement requires the affirmative vote of a majority of the voting power of RightWorks common stock entitled to vote and the affirmative vote of a majority of the voting power of RightWorks preferred stock entitled to vote, abstentions will have the same effect as votes against the merger agreement. In addition, the failure of a RightWorks shareholder to return a proxy or otherwise vote will have the effect of a vote against the approval of the merger and adoption of the merger agreement. A properly executed and returned proxy which does not indicate a vote will be voted to approve the merger and to adopt and approve the merger agreement. RightWorks shareholders are urged to return the enclosed proxy card marked to indicate their vote.

SOLICITATION OF PROXIES AND EXPENSES

     All costs of solicitation of proxies will be borne by RightWorks. In addition, proxies may also be solicited by certain directors, officers and employees of RightWorks personally or by mail, telephone or email following the original solicitation. These persons will not receive additional compensation for this additional solicitation.


RECOMMENDATION OF RIGHTWORKS BOARD OF DIRECTORS



     The RightWorks board of directors has unanimously approved the merger and the merger agreement and the transactions contemplated thereby and has determined that the merger is advisable and fair to, and in the best interests of, RightWorks and its shareholders. After careful consideration, the RightWorks board of directors unanimously recommends that RightWorks shareholders vote to adopt and approve the merger agreement and approve the merger. In considering this recommendation, RightWorks shareholders should be aware that certain current and former RightWorks directors and officers have interests in the merger that are different from, or in addition to, those of RightWorks shareholders, and that i2 has agreed to provide indemnification arrangements to directors and officers of RightWorks. See the section entitled "The
Merger -- Interests of Certain Persons in the Merger."

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF RIGHTWORKS. ACCORDINGLY, RIGHTWORKS SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED, PREPAID FEDERAL EXPRESS ENVELOPE.


     RIGHTWORKS SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES OF RIGHTWORKS CAPITAL STOCK WILL BE MAILED TO RIGHTWORKS SHAREHOLDERS PROMPTLY FOLLOWING COMPLETION OF THE MERGER. FOR MORE INFORMATION REGARDING THE PROCEDURES FOR EXCHANGING RIGHTWORKS STOCK CERTIFICATES FOR i2 STOCK CERTIFICATES, SEE THE SECTION ENTITLED "THE MERGER AND RELATED AGREEMENTS -- EXCHANGE OF RIGHTWORKS STOCK CERTIFICATES FOR i2 STOCK CERTIFICATES."

                                   THE MERGER


     This section of the proxy statement/prospectus describes material aspects of the proposed merger. Although i2 and RightWorks believe that the description covers the material terms of the merger and the related transactions, this description may not contain all of the information that is important to RightWorks shareholders. Shareholders should read the entire merger agreement attached as Annex A to this proxy statement/prospectus and the other documents we refer to in this proxy statement/prospectus, carefully and in their entirety, for a more complete understanding of the merger.


BACKGROUND OF THE MERGER

     Beginning in November 2000, RightWorks' board of directors began considering the strategic alternatives available for the pursuit of its business plan, including the possibility of seeking an alliance with a larger company. In furtherance of this consideration, on December 14, 2000, RightWorks engaged Credit Suisse First Boston Corporation to act as its financial advisor in connection with any such alliance. Between November 2000 and March 2001, RightWorks and/or Credit Suisse First Boston engaged in preliminary discussions about possible alliances with four parties. RightWorks subsequently executed mutual non-disclosure agreements and engaged in more extensive discussions with two of those parties, including i2.

     Beginning on November 3, 2000, i2's senior management reviewed all publicly available information on RightWorks.

     On December 5, 2000, i2 and RightWorks entered into a mutual nondisclosure agreement.


     On December 6, 2000, David Becker, the Vice President of Finance of i2, and other representatives of i2 met with Mary Coleman, then Chief Executive Officer, and David Sugishita, then Chief Financial Officer, of RightWorks, to discuss RightWorks' current status and review the potential fit with i2's e-procurement platform. Also present were i2's financial advisors, Goldman Sachs & Co. and RightWorks' financial advisors, Credit Suisse First Boston.



     On December 14, 2000, Mr. Becker, Antonio Boccalandro, a Vice President of i2, and other representatives of i2 met with Ms. Coleman, Mr. Sugishita, Jeffrey Carr, then President of RightWorks, Richard Gerould, the Senior Vice President, Corporate Development of RightWorks, and Kerry Whorton, the Director, Corporate Development of RightWorks, to commence initial due diligence. Also present were i2's and RightWorks' financial advisors.



     On December 16, 2000, Gregory A. Brady, i2's President and Chief Executive Officer, had a telephone conversation with Ms. Coleman and Mr. Carr to discuss follow up items on RightWorks' sales efforts.


     On January 4, 2001, i2's financial advisors delivered a proposal regarding a potential acquisition of RightWorks by i2 to RightWorks' financial advisors.

     On January 9, 2001, i2 submitted a proposal to RightWorks regarding a potential acquisition of RightWorks by i2.


     On January 14, 2001, Sanjiv Sidhu, the Chairman of the Board of i2, William Beecher, the Executive Vice President and Chief Financial Officer of i2, Mr. Brady and Romesh T. Wadhwani, the Vice Chairman of i2, held a conference call to review the due diligence to date on RightWorks.


     On January 15, 2001, further due diligence was requested from RightWorks' financial advisors.

     On January 25, 2001, representatives of i2 and RightWorks met to discuss the terms of the proposed merger.

     On January 26, 2001, RightWorks' board of directors met to discuss the proposed merger.

     On February 1, 2001, i2 submitted a revised acquisition proposal to RightWorks.

     On February 5 and February 9, 2001, RightWorks' board of directors met to discuss the proposed merger.

     On February 9, 2001, RightWorks' financial advisors submitted a counter-proposal to i2.

     On February 11, 2001, representatives of i2 and RightWorks held a telephone conversation to decide timing for further dialogue.

     On February 12, 2001, Mr. Becker, Mr. Boccalandro and other representatives of i2 met with Ms. Coleman, Mr. Sugishita, Ms. Whorton, and Mr. Carr to carry out further due diligence, with financial advisors from both sides also present at this meeting.

     On February 13, 2001, RightWorks' board of directors met to discuss the proposed merger.

     On February 15, 2001, i2 and RightWorks executed an exclusivity agreement. This agreement expired on February 23, 2001.

     On February 16, 2001, RightWorks' board of directors met to discuss the proposed merger. Legal counsel to i2 distributed the initial draft of the merger agreement to all parties.

     On February 26, 2001, RightWorks' financial advisors forwarded a revised term sheet to i2 reflecting discussions with Dr. Wadhwani, Mr. Becker and other representatives of i2.

     From February 26 through March 7, 2001, representatives of i2 and RightWorks, together with their legal and financial advisors, held numerous meetings to discuss and negotiate the terms and conditions of the merger agreement and related agreements.


     On March 4, 2001, i2's board engaged in a full discussion of the terms of the proposed merger, including strategic benefits of the combination, the terms and conditions of the proposed merger agreement and analyses of the financial impact. The i2 board of directors voted unanimously to approve the merger and the merger agreement between i2 and RightWorks.


     On March 8, 2001, RightWorks' board of directors engaged in a full discussion of the terms of the proposed merger, including the withdrawal by a third party of a proposed alternative transaction. The members of RightWorks' board of directors present at the meeting voted unanimously to approve the merger and the merger agreement between i2 and RightWorks.

     The parties signed the merger agreement and related transaction documents on March 8, 2001. i2 and RightWorks jointly announced the merger that afternoon.

REASONS FOR THE MERGER; RECOMMENDATION OF BOARD OF DIRECTORS

  RightWorks -- Reasons for the Merger

     The RightWorks board of directors considered the proposed merger at meetings on January 26, February 5, February 9, February 13, February 16 and, by unanimous vote of the directors present at its meeting on March 8, 2001, approved the merger agreement and the transactions contemplated thereby and determined that the merger is fair to, and in the best interests of, RightWorks and its shareholders. At a meeting on April 3, 2001, with all directors present, the RightWorks board of directors again unanimously approved and ratified the merger agreement and the transactions contemplated thereby. In addition to the anticipated benefits of the combined company described above, the RightWorks board of directors believes the following are reasons for the merger:

     - the greater financial resources and access to capital of i2 compared with that of RightWorks alone;

     - the potential for increased volume of sales which may result from offering complementary product lines of RightWorks and i2 that represent a more complete solution to their customers with respect to new technologies;

     - the opportunity to utilize research and development capabilities more efficiently and to share new technology;

     - the opportunity to increase the revenues from RightWorks products and services by leveraging the sales and support organization of i2 and by marketing to an expanded customer base;

     - the greater liquidity and diversification of risk offered to the shareholders of RightWorks by an investment in i2 instead of RightWorks alone; and

     - the greater opportunities to RightWorks employees offered by participating in i2, in terms of both career directions and geographical flexibility.

     In assessing the proposed merger, the RightWorks board of directors considered a number of factors, including, but not limited to, the following:

     - the potential strategic benefits of the merger;

     - historical information concerning RightWorks' and i2's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for i2 filed with the SEC;

     - current financial market conditions and historical market prices, volatility and trading information with respect to i2 common stock;

     - the consideration to be received by RightWorks shareholders in the merger and the relationship between the market value of i2 common stock to be issued in exchange for each share of RightWorks capital stock and a comparison of comparable merger transactions;

     - the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

     - the potential for continued independent operation of RightWorks in light of market and competitive conditions;

     - RightWorks need for, and potential difficulty raising, additional capital to operate its business and the related dilutive effect on shareholders;

     - alternative acquisition transactions in which RightWorks might engage;

     - the impact of the merger on RightWorks' employees; and

     - reports from management, legal, financial and accounting advisors as to the results of their due diligence investigations of i2 concerning its business, technology, products, operations, properties, assets, financial condition, operating results and prospects.

     In addition, the RightWorks board of directors considered financial advice rendered to it by Credit Suisse First Boston Corporation.

     The RightWorks board of directors also identified and considered a number of uncertainties and potentially negative factors in its deliberations concerning the merger, including, but not limited to:

     - the risk that the potential benefits sought in the merger might not be fully realized;

     - the possibility that the merger would not be consummated;

     - the effect of the public announcement of the merger on (1) RightWorks' sales, customer relations and operating results and (2) RightWorks' ability to attract and retain key management, marketing and technical personnel;

     - the risk that despite the efforts of RightWorks and i2, key technical, marketing and management personnel might not choose to remain employed by RightWorks;

     - the risk of market confusion and potential delay or reduction in product orders;

     - the risk of loss of current product brand awareness; and

     - the other risks associated with the businesses of RightWorks and i2 and the merger described under "Risk Factors."

     The RightWorks board of directors believed that certain of these risks were unlikely to occur or unlikely to have a material effect on RightWorks, while others could be avoided or mitigated by RightWorks or by i2, and that, overall, the potential benefits of the merger outweighed the risks associated with the merger.

  RightWorks -- Recommendation of RightWorks' Board of Directors

     The foregoing discussion of information and factors considered by the RightWorks board of directors is not intended to be exhaustive but is believed to include all material factors considered by the RightWorks board of directors. In view of the wide variety of factors considered by the RightWorks board of directors, the RightWorks board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. Individual members of the RightWorks board may have given different weight to different factors. However, after taking into account all of the factors set forth above, the RightWorks board of directors unanimously agreed that the merger is advisable and fair to, and in the best interests of, RightWorks' shareholders and that RightWorks should proceed with the merger.

     FOR THE REASONS DISCUSSED ABOVE, RIGHTWORKS' BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, RIGHTWORKS AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT RIGHTWORKS SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT.

  i2 -- Reasons for the Merger

     The i2 board of directors unanimously concluded that the merger was advisable and authorized i2 to consummate the merger and the other transactions contemplated by the merger agreement.

     The decision by i2's board of directors was based on several potential benefits of the merger that it believes will contribute to the success of the combined company. These potential benefits include:

     - creating a market leader in e-procurement processes;

     - adding resources to expand into new marketplaces;

     - deepening i2's technology expertise;

     - accelerating the pace of value creation for i2's customers; and

     - enhancing existing and establishing new relationships with large system integrators.

     i2's board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

     - historical information concerning i2's and RightWorks' respective businesses, financial performance and condition, operations, technology and management;

     - i2 management's view of the financial condition, results of operations and businesses of i2 and RightWorks before and after giving effect to the merger and the determination of i2's board of directors of the merger's effect on stockholder value;

     - current financial market conditions and historical market prices, volatility and trading information;

     - the determination of certain members of RightWorks' senior management and other key employees to enter into new employment and non-competition agreements with i2;

     - the consideration RightWorks shareholders will receive in the merger in light of comparable merger transactions;

     - the belief that the terms of the merger agreement and related agreements are reasonable;

     - the impact of the merger on i2's customers and employees; and

     - results of the due diligence investigation of RightWorks conducted by i2's management, accountants, financial advisors and counsel.

     The i2 board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

     - the risk that the potential benefits of the merger may not be realized;

     - the possibility that the merger may not be consummated, even if approved by RightWorks' shareholders;

     - the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel of RightWorks might not remain employed by the combined company; and

     - other applicable risks described in this proxy statement/prospectus under "Risk Factors."

  i2 -- Determination of i2's Board of Directors

     i2's board of directors concluded, however, that, on balance, the merger's potential benefits to i2 and its stockholders outweighed the associated risks. The discussion of the information and factors considered by i2's board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, i2's board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. However, after taking into account all of the factors set forth above, i2's board of directors unanimously agreed that the merger is advisable and that i2 should proceed with the merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the RightWorks board of directors, RightWorks shareholders should be aware that certain current and former officers and directors of RightWorks have interests in the merger that differ from, or are in addition to, those of RightWorks shareholders. These interests are described below. The RightWorks board of directors was aware of these potential conflicts and considered them.



     Control of RightWorks by ICG. On June 15, 2000, ICG, through its wholly owned subsidiary Rain Acquisition Corp., and RightWorks completed a series of transactions to reorganize and recapitalize RightWorks pursuant to which:



     - ICG exchanged shares of its common stock for 19,021,378 shares of RightWorks Series B preferred stock then held by 86 RightWorks shareholders;



     - ICG purchased 649,644 shares of RightWorks Series B preferred stock from RightWorks for an aggregate purchase price of $22,000,000; and



     - ICG exchanged shares of its common stock for 375,000 shares of RightWorks Class A common stock held by a former officer of RightWorks.



In addition, on July 30, 2001 ICG converted 263,500 shares of the RightWorks Series B preferred stock held by it into 263,500 shares of RightWorks Class B common stock.



     As a result, at the record date, ICG Holdings, a subsidiary of ICG, beneficially owned approximately 5.5% of the outstanding shares of RightWorks Class A common stock, 100.0% of the outstanding shares of RightWorks Class B common stock, and approximately 92.6% of the outstanding shares of RightWorks Series B preferred stock. Each share of RightWorks Class B common stock and Series B preferred stock is entitled to 25 votes per share. In the aggregate, the shares held by ICG Holdings represent approximately 52.1% of the voting power of RightWorks common stock and approximately 92.0% of the voting power of RightWorks preferred stock outstanding as of the record date. Please see "RightWorks Security Ownership of Management and Principal Shareholders."



     Mary E. Coleman, Ron Hovsepian, Kenneth A. Fox and Sam Jadallah, who were all directors at the time of the vote on the merger agreement, were all originally nominated to the board of directors of RightWorks as a result of their affiliation with ICG. Messrs. Hovsepian, Fox and Jadallah are currently directors of RightWorks.



     Note Purchase from ICG Holdings. ICG Holdings holds convertible promissory notes with a total principal amount of $14,000,000 bearing interest at a rate of 15% per annum. The convertible promissory notes provide for, among other things, a payment of 300% of the principal amount to ICG Holdings upon a merger of RightWorks. ICG Holdings has agreed to waive its right to demand repayment of these notes until the termination of the merger agreement and to reduce the amount of indebtedness it is owed upon a merger with i2. In connection with the merger, i2 will purchase all indebtedness owed by RightWorks to ICG Holdings outstanding as of the closing date of the merger. The purchase price for the indebtedness will be paid in shares of i2 common stock in an amount equal to the quotient of (1) the sum of (A) 300% of the first $7,000,000 of indebtedness outstanding under these notes as of the closing date of the merger and (B) 100% of the amount of indebtedness in excess of $7,000,000 outstanding under these notes as of the closing date of the merger divided by (2) the average closing sale prices of a share of i2 common stock for the 10 most recent trading days ending on the third day immediately preceding the closing date of the merger, as reported on the Nasdaq National Market. RightWorks' management estimates that the amount of indebtedness outstanding under these notes as of the closing date of the merger will be $14,966,164, resulting in a purchase price for the ICG Holdings indebtedness equal to $28,996,164. Based on the $9.81 closing price of i2 common stock on August 7, 2001, the date immediately preceding the date of this proxy statement/prospectus, i2 would issue to ICG Holdings an estimated 2,955,776 shares in exchange for this indebtedness if the merger had occurred on the date of this proxy statement/prospectus. THE i2 SHARES TO BE ISSUED TO ICG HOLDINGS IN EXCHANGE FOR THIS INDEBTEDNESS WILL REDUCE THE PREFERRED EXCHANGE RATIO, AND, THUS, THE NUMBER OF SHARES OF i2 COMMON STOCK TO BE ISSUED TO HOLDERS OF RIGHTWORKS PREFERRED STOCK IN THE MERGER. As a result, ICG Holdings will receive more shares of i2 common stock than other holders of RightWorks preferred stock in the merger, and those shares will not relate directly to the number of shares of RightWorks capital stock it owns as of the closing date of the merger.



     Stock Option Acceleration and Severance Arrangements. As of the date of this proxy statement/ prospectus, directors, officers and employees of RightWorks beneficially owned stock options to purchase an aggregate of 10,222,517 shares of RightWorks Class A common stock. A portion of the unvested stock options held by the following executive and non-employee director will accelerate and become fully vested and exercisable in connection with the merger as described below:



     - John R. West. In October 2000, John R. West, RightWorks' current Chief Executive Officer received an option to purchase 200,000 shares of RightWorks Class A common stock, of which no shares are currently vested and exercisable. According to the terms of his option grant, in connection with the merger, 12 months of Mr. West's then unvested stock options will automatically accelerate and become immediately vested. However, pursuant to his employment and non-compete agreement with i2, Mr. West has agreed to waive any rights he may have to acceleration of these unvested options. See "The Merger Agreement and Related Agreements -- Related
      Agreements -- Employment Agreement with John R. West."



     - Joseph Prang. In October 2000, Joseph Prang, a director of RightWorks, was granted an option to purchase 100,000 shares of RightWorks Class A common stock, of which 30,555 shares are currently vested and exercisable. Mr. Prang also owns 125,000 shares of RightWorks Class A common stock purchased pursuant to an option grant and subject to a right of repurchase. All remaining unvested option shares and restricted stock will vest immediately in connection with the merger.



     Agreements with Ms. Coleman. At the time RightWorks' board of directors approved the merger, Ms. Coleman, the Chief Executive Officer and a director of RightWorks at the time of such approval, had agreed with i2 to remain an employee of RightWorks during a transition period ending on the earlier to occur of July 7, 2001 and the closing date of the merger. In addition, RightWorks has agreed to forgive loans to Ms. Coleman and pay any related taxes in an aggregate amount up to $596,344 in exchange for Ms. Coleman's execution of a litigation waiver. At the time she voted to approve the merger, Ms. Coleman held outstanding options to purchase 3,865,098 shares of RightWorks Class A common stock, of which 724,706 were vested and exercisable. Pursuant to her employment agreement with RightWorks, 50% of her unvested options would have immediately vested and become exercisable in connection with the merger, and all of her unvested options would vest and become exercisable if Ms. Coleman's employment was terminated without cause or she resigned with good reason within 18 months of the merger. On May 22, 2001, Ms. Coleman resigned from all of her positions with RightWorks with i2's consent. As a result of her resignation, Ms. Coleman is entitled to receive one year's base salary of $275,000, one year's health benefits and accelerated vesting of 50% of her unvested options as of her resignation date.


     Indemnification and Insurance. The merger agreement provides that i2 will indemnify, for a period of six years after the effective time of the merger, and will cause the surviving corporation to indemnify the present and former officers, directors, employees and agents of RightWorks in respect of acts or omissions occurring on or prior to the effective time of the merger, in each case to the fullest extent permitted under the RightWorks articles of incorporation, the RightWorks bylaws, any written indemnification agreements and applicable law, in each case as in effect on March 8, 2001. In addition, the merger agreement provides that a for a period of six years after the effective time of the merger, i2 will cause the surviving corporation to maintain directors' and officers' liability insurance covering RightWorks personnel who are currently covered by ICG's directors' and officers' liability insurance policy. See "The Merger Agreement and Related Agreements -- Director and Officer Indemnification and Insurance."

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS

     The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 which prevents some transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods expire or are terminated. i2 and RightWorks have made the required filings with the Department of Justice and the Federal Trade Commission. The Federal Trade Commission has notified i2 and RightWorks that it granted early termination of the applicable waiting period with respect to the merger, effective March 30, 2001.

     However, at any time before or after the completion of the merger, notwithstanding the early termination of the applicable waiting period, the Department of Justice, the Federal Trade Commission, any state or a private person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, i2 and RightWorks will prevail.

     Neither RightWorks nor i2 is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate laws of California.

ACCOUNTING TREATMENT

     The merger will be accounted for using the purchase method under U.S. generally accepted accounting principles. Under this accounting method, i2 will record assets and liabilities of RightWorks at their fair value at the effective time of the merger, with the excess of the purchase price over the net tangible and identifiable intangible assets acquired being recorded as goodwill.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion describes the material federal income tax considerations relevant to the exchange of shares of RightWorks capital stock for i2 common stock pursuant to the merger that are generally applicable to holders of RightWorks capital stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to RightWorks shareholders as described herein.

     RightWorks shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular RightWorks shareholders in light of their particular circumstances, such as shareholders who:

     - are dealers in securities, financial institutions, mutual funds, insurance companies or tax-exempt entities;

     - are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - are foreign persons;

     - do not hold their RightWorks capital stock as capital assets;

     - acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions;

     - hold their shares as part of an integrated investment such as a hedge, straddle or other risk reduction transaction; or

     - hold shares that are qualified small business stock for purposes of
       Section 1202 of the Internal Revenue Code.

     In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including any transaction in which shares of RightWorks capital stock are acquired or shares of i2 common stock are disposed of, or the tax consequences of the receipt of rights to acquire i2 common stock. ACCORDINGLY, RIGHTWORKS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.


     Based upon the assumptions and representations in this discussion, Cooley Godward LLP, counsel to RightWorks, has rendered an opinion to RightWorks and Brobeck, Phleger & Harrison LLP, counsel to i2, has rendered an opinion to i2, that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. In addition, it is a condition to the obligation of each party to consummate the merger that it receive an opinion of counsel confirming such counsel's opinion that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Cooley Godward LLP and Brobeck, Phleger & Harrison LLP have advised RightWorks and i2 that they currently expect to be able to deliver these opinions. These opinions neither bind the IRS or the courts nor preclude the IRS or a court from adopting a contrary position.


     In addition, the tax opinions assume and are conditioned upon the following:

     - the truth and accuracy of the statements, covenants, representations and warranties contained in the merger agreement, in the tax representations received from i2, Rome Merger Corp., and RightWorks and in all other instruments and documents related to the formation and operation of i2, Rome Merger Corp., and RightWorks examined by and relied upon by Brobeck, Phleger & Harrison LLP and Cooley Godward LLP in connection with their opinions;

     - that original documents submitted to counsel are authentic, documents submitted to counsel as copies conform to the original documents, and that those documents have been or will be by the effective time duly and validly executed and delivered;

     - that all covenants contained in the merger agreement and the tax representations received from i2, Rome Merger Corp., and RightWorks are performed without waiver or breach of any material provision;

     - that the merger will be effected under applicable state law; and

     - that any representation or statement made "to the best of knowledge" or similarly qualified is correct without being qualified.


     Subject to the limitations and qualifications referred to herein, as a "reorganization," the merger will generally result in the following federal income tax consequences to RightWorks shareholders:


     - No gain or loss will be recognized by holders of RightWorks capital stock solely upon their receipt of i2 common stock in exchange for RightWorks capital stock in the merger, except to the extent of cash received in lieu of a fractional share of i2 common stock.

     - The aggregate tax basis of the i2 common stock received by RightWorks shareholders in the merger, including any tax basis attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the RightWorks capital stock surrendered in exchange therefor.

     - The holding period of the i2 common stock received by each RightWorks shareholder in the merger will include the period for which the RightWorks capital stock surrendered in exchange therefor was considered to be held.

     - Cash payments received by holders of RightWorks capital stock in lieu of a fractional share will be treated as if such fractional share of i2 common stock had been issued in the merger and then redeemed by i2. A RightWorks shareholder receiving cash will recognize gain or loss, upon payment, measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

     A successful IRS challenge to the reorganization status of the merger would result in RightWorks shareholders recognizing taxable gain or loss with respect to each share of RightWorks capital stock surrendered equal to the difference between each shareholder's basis in such share and the fair market value, as of the effective time of the merger, of the i2 common stock received in exchange therefor. In such event, a shareholder's aggregate basis in the i2 common stock so received would equal its fair market value as of the date of completion of the merger, and the shareholder's holding period for such stock would begin the day after the merger.

     There are other tax-related issues that you should be aware of such as:

     - Reporting Requirements. Each RightWorks shareholder that receives i2 common stock in the merger will be required to file a statement with his or her federal income tax return providing his or her basis in the RightWorks stock surrendered and the fair market value of the i2 common stock and any cash received in the merger, and to retain permanent records of these facts relating to the merger.


     - Backup Withholding. Unless an exemption applies under applicable law and regulations, the exchange agent is required to withhold, and will withhold, 30.5% of any cash payments to a RightWorks shareholder in the merger unless the shareholder provides the appropriate form as described below. Each RightWorks shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be sent to each RightWorks shareholder, so as to provide the information, including the shareholder's taxpayer identification number, and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to i2 and the exchange agent.

     - Dissenting Shareholders. A dissenting shareholder of RightWorks common stock who perfects dissenters' rights will generally be treated as having received a distribution in redemption of his, her or its stock subject to the provisions and limitations of Sections 302 and 356(a)(2) of the Internal Revenue Code. While the tax consequences of such a redemption depend on a shareholder's particular circumstances, a dissenting shareholder who, after the merger, does not own (actually or constructively) any capital stock of either RightWorks or i2 will generally recognize gain or loss with respect to a share of RightWorks capital stock equal to the difference between the amount of cash received and the shareholder's basis in that share. This gain or loss should be capital gain or loss, provided such share is held as a capital asset.

     - Other Consideration. Even if the merger qualifies as a reorganization, a recipient of i2 common stock would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the RightWorks capital stock surrendered. Generally, such income is taxable as ordinary income upon receipt. In addition, to the extent that a RightWorks shareholder was treated as receiving, directly or indirectly, consideration other than i2 common stock in exchange for such shareholder's RightWorks capital stock, gain or loss would have to be recognized.

LIQUIDATION PREFERENCE OF RIGHTWORKS PREFERRED SHAREHOLDERS

     Under the terms of RightWorks' articles of incorporation, the merger constitutes a liquidation of RightWorks entitling holders of RightWorks preferred stock to a liquidation preference equal to $20.00 per share plus all declared and unpaid dividends thereon. In the event the amount to be received by RightWorks preferred shareholders in a liquidation is insufficient to pay this amount, RightWorks' articles of incorporation provide that the entire available amount will be distributed pro rata among the preferred shareholders.


     Pursuant to the terms of the merger agreement, RightWorks preferred shareholders will receive an estimated 0.05975 of a share of i2 common stock for each share of RightWorks preferred stock, or the equivalent of $0.59 per share based on the closing price of i2's common stock on August 7, 2001, the date prior to the date of this proxy statement/prospectus. This amount is significantly less than the per share liquidation preference provided under RightWorks' articles of incorporation. Despite this shortfall, RightWorks common shareholders will receive an estimated 0.07587 of a share of i2 common stock, or the equivalent of $0.74 per share, in the merger. See "The Merger Agreement and Related Agreements -- Conversion of RightWorks Shares in the Merger."


     IF A MAJORITY OF THE VOTING POWER OF RIGHTWORKS SERIES A PREFERRED STOCK AND RIGHTWORKS SERIES B PREFERRED STOCK, VOTING TOGETHER AS A SINGLE CLASS, APPROVES THE MERGER AND THE MERGER AGREEMENT, EACH HOLDER OF RIGHTWORKS PREFERRED STOCK WILL RECEIVE i2 COMMON STOCK IN THE MERGER BASED ON THE EXCHANGE RATIO IN THE MERGER AGREEMENT RATHER THAN THE LIQUIDATION PREFERENCE UNDER RIGHTWORKS' ARTICLES OF INCORPORATION.

DISSENTERS' AND APPRAISAL RIGHTS

     Holders of RightWorks capital stock who dissent and do not approve the merger are entitled to certain dissenters' rights in connection with the merger under California law. Holders who perfect their dissenters' rights and follow certain procedures in the manner prescribed by Chapter 13 of the California General Corporation Law, the complete text of which is set forth in Annex D to this proxy statement/ prospectus, will be entitled to have their shares repurchased by RightWorks, or its successor, for cash. ANY RIGHTWORKS SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW ANNEX D CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF THESE RIGHTS.

     The record holders and their transferees of the shares of RightWorks capital stock that elect to exercise their dissenters' rights with respect to the merger are referred to herein as "Dissenting Shareholders," and the shares of RightWorks capital stock with respect to which they exercise dissenters' rights are referred to herein as "Dissenting Shares." If a RightWorks shareholder has a beneficial interest in shares of RightWorks capital stock that are held of record in the name of another person, such as a broker or nominee, and the shareholder desires to perfect whatever dissenters' rights the shareholder may have, the shareholder must act promptly to cause the holder of record timely and properly to follow the steps summarized below.

     A VOTE IN FAVOR OF THE MERGER BY A RIGHTWORKS SHAREHOLDER WILL RESULT IN A WAIVER OF THE HOLDER'S DISSENTERS' RIGHTS.

     The following discussion is not a complete statement of California law relating to dissenters' rights, and is qualified in its entirety by reference to Chapter 13 of the California General Corporation Law attached to this proxy statement/prospectus as Annex D and incorporated herein by reference.

     A RightWorks Shareholder who wishes to become a Dissenting Shareholder must:

          (1) not vote any of the shares the shareholder wishes to qualify as Dissenting Shares in favor of the merger;

          (2) make written demand upon RightWorks within 30 days after the date on which the notice of approval of the merger by the RightWorks shareholders described below is mailed to such shareholder, setting forth the number and class of shares demanded to be repurchased and a statement as to the claimed fair market value of these shares as of March 7, 2001, the day immediately preceding the announcement of the merger; and

          (3) submit for endorsement, within 30 days after the date on which the notice of approval of the merger by the RightWorks shareholders described below is mailed to such shareholder, at the principal office of RightWorks, the certificates representing any shares for which demand for purchase is being made, or to be exchanged for certificates of appropriate denominations so endorsed, with a statement that the shares are Dissenting Shares.

     The statement of fair market value in clause (2) above will constitute an offer by a Dissenting Shareholder to sell his, her or its shares at a price equal to such value. Neither a vote against approval of the merger nor the giving of a proxy directing a negative vote will be sufficient to constitute the demand described in clause (2) above. A signed proxy which fails to include instructions with respect to approval of the principal terms of the merger will be voted in favor of approval. Accordingly, shares covered by such a proxy will not be Dissenting Shares. In addition, a vote in favor of the merger will nullify any previously filed written demand for payment.

     Within ten days after the date of the approval of the merger, RightWorks shall mail a notice of the approval of the merger to each RightWorks shareholder who did not vote in favor of the merger, together with a statement of the price determined by RightWorks to represent the fair market value of the Dissenting Shares, a copy of certain sections of Chapter 13 of the California General Corporation Law, and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' rights. If the Dissenting Shareholder and RightWorks agree upon the price and the qualification of the shares as Dissenting Shares, the Dissenting Shareholder will be entitled to the agreed upon price plus the legal rate of interest on judgments from the date of the agreement, subject to surrender by the Dissenting Shareholder of the certificates representing the Dissenting Shares to RightWorks. If the Dissenting Shareholder and RightWorks fail to agree upon the fair market value of the Dissenting Shares or whether the qualification of the shares as Dissenting Shares, within six months after the date on which notice of the approval of the merger is mailed to shareholders, the Dissenting Shareholder may file a complaint with the superior court of the proper county requesting that the court determine the fair market value of the Dissenting Shares and/or the qualification of the shares as Dissenting Shares.

     A Dissenting Shareholder may not withdraw demand for purchase of Dissenting Shares without RightWorks' consent. Written demands, notices or other communications which a RightWorks shareholder wishes to send to RightWorks concerning the exercise of dissenters' rights should be addressed to:

                             RightWorks Corporation
                             1075 East Brokaw Road
                           San Jose, California 95131
                              Attention: Secretary

     California law provides that a California corporation is legally prohibited from purchasing shares of stock through the payment of cash or other property, even if all conditions to dissenters' rights are fulfilled, unless the corporation satisfies certain financial conditions. Due to these legal restrictions, RightWorks may not be legally able to repurchase all or any Dissenting Shares of the Dissenting Shareholders for cash following the merger.

     To the extent California law prohibits cash payments to Dissenting Shareholders who exercise and perfect their dissenters' rights, the Dissenting Shareholders will become creditors of RightWorks for an amount equal to the fair market value of their shares as to which the dissenters' rights are perfected plus interest accrued thereon at the legal rate on judgments until the date of payment. However, the rights of the Dissenting Shareholders will be subordinate to the rights of all other creditors of RightWorks in any liquidation proceeding.

     Dissenting Shareholders considering seeking appraisal should be aware that the fair value of their shares of capital stock, as determined under California law, could be more than, the same as or less than the amount that would be paid to them pursuant to the merger agreement. The costs and expenses of appraisal proceedings under California law, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. However, if the appraisal exceeds the price offered by RightWorks, RightWorks shall pay the costs, and, if the appraisal is more than 25% greater than the price offered by RightWorks, RightWorks may be required to pay attorneys' fees and other fees, together with interest thereon at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 of the California General Corporation Law.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF RIGHTWORKS

     The issuance of shares of i2 common stock in connection with the merger will be registered under the Securities Act, and these shares will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an affiliate of RightWorks under the Securities Act at the time the merger is submitted to the vote of RightWorks' shareholders. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control with, RightWorks and may include some of the officers, directors or principal shareholders of RightWorks. Affiliates may not sell their shares of i2 common stock acquired in connection with the merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - another applicable exemption under the Securities Act.

     i2's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of i2 common stock to be received by affiliates in the merger.

OPERATIONS FOLLOWING THE MERGER

     Following the merger, RightWorks will operate as a wholly owned subsidiary of i2. The shareholders of RightWorks will become stockholders of i2, and their rights as stockholders will be governed by i2's Restated Certificate of Incorporation, i2's Bylaws and the laws of the State of Delaware. Upon completion of the merger, the members of RightWorks' board will be Robert C. Donohoo and David Becker, and the officers will be as follows:

NAME                                                               OFFICE
----                                                               ------
Gregory A. Brady.................................   President
William M. Beecher...............................   Chief Financial Officer and Treasurer
David Becker.....................................   Vice President -- Finance
Robert C. Donohoo................................   Vice President and General Counsel
Douglas Linebarger...............................   Vice President and Secretary

                             ---------------------

                              THE MERGER AGREEMENT
                             AND RELATED AGREEMENTS

     The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You are encouraged to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement or other agreements and the following summary, the merger agreement and other agreements will control.

THE MERGER

     RightWorks will merge with Rome Merger Corp., a wholly-owned subsidiary of i2, following:

     - the approval of the merger and adoption of the merger agreement by the RightWorks shareholders; and

     - the satisfaction or waiver of the other conditions to the merger.

     RightWorks will be the surviving corporation and become a wholly owned subsidiary of i2 following the merger. RightWorks shareholders will become stockholders of i2 and will receive shares of i2 common stock in exchange for their shares of RightWorks common or preferred stock.

EFFECTIVE TIME


     As soon as practicable on or after the closing of the merger, the parties will cause the merger to become effective by filing an agreement of merger with the Secretary of State of the State of California. i2 and RightWorks are working toward completing the merger as soon as possible and hope to complete the merger by August 31, 2001. Because the merger is subject to a number of conditions, however, we cannot predict the exact timing of the completion of the merger.


DIRECTORS AND OFFICERS OF RIGHTWORKS AFTER THE MERGER

     The directors and officers of Rome Merger Corp. will become the new directors and officers, respectively, of RightWorks at the effective time. See "The Merger -- Operations Following the Merger."

CONVERSION OF RIGHTWORKS SHARES IN THE MERGER

     RightWorks Common Stock. Pursuant to the merger agreement, at the effective time of the merger, each share of RightWorks common stock will be converted into and exchanged for the right to receive the number of shares of i2 common stock derived from the following formula, rounded to five decimal places:

                                        A
Common Exchange Ratio   =   0.08   -    -
                                        B

where,


              (0.28)(C)
    A    =    ---------  ;
                  D

              the sum of (1) the aggregate number of shares of RightWorks Class A
    B    =    common stock and Class B common stock outstanding immediately prior to the effective time of the merger and (2) the aggregate number of shares of RightWorks common stock issuable upon the exercise of all unexpired and unexercised options and warrants to purchase RightWorks common stock outstanding immediately prior to the effective time of the merger;

    C    =    50% of the fees and expenses paid or payable by RightWorks to Credit
              Suisse First Boston Corporation for acting as financial advisor to
              RightWorks in connection with the merger; and

D          =          the average closing sale prices of a share of i2's common stock for the 10 most recent trading days ending on the third day immediately preceding the closing date of the merger, as reported on the Nasdaq
                      National Market.

     RightWorks Preferred Stock. Pursuant to the merger agreement, at the effective time of the merger, each share of RightWorks preferred stock will be converted into and exchanged for the right to receive the number of shares of i2 common stock derived from the following formula, rounded to five decimal places:

                               4,700,000 - U - V
Preferred Exchange Ratio   =   -----------------
                                       W


where,


              X
    U    =    -          ;
              Y

              (0.72)(Z)
    V    =    ---------  ;
                  Y

              the sum of (1) the aggregate number of shares of RightWorks Series A
    W    =    preferred stock and Series B preferred stock outstanding immediately prior to the effective time of the merger and (2) the aggregate number of shares of RightWorks preferred stock issuable upon the exercise of all unexpired and unexercised warrants to purchase RightWorks preferred stock outstanding immediately prior to the effective time of the merger;

    X    =    the sum of (1) 300% of the first $7,000,000 of the amount of any indebtedness owed by RightWorks to ICG or ICG Holdings, outstanding as of the closing date of the merger and (2) 100% of any such indebtedness in excess of $7,000,000 outstanding at that time;

    Y    =    the average closing sale prices of a share of i2's common stock for the
              10 most recent trading days ending on the third day immediately preceding the closing date of the merger, as reported on the Nasdaq
              National Market; and

    Z    =    50% of the fees and expenses paid or payable by RightWorks to Credit
              Suisse First Boston for acting as financial advisor to RightWorks in connection with the merger.


     The number of shares of i2 common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to RightWorks capital stock or i2 common stock effected between the date of this proxy statement/prospectus and the completion of the merger.


     For purposes of this proxy statement/prospectus, we have estimated that the common exchange ratio will be approximately 0.07587 and the preferred exchange ratio will be approximately 0.05975, based on RightWorks' management's estimate of its indebtedness to ICG and ICG Holdings as of the effective time of the merger of $14,996,164 and financial advisory fees due and payable as of the effective time of the merger of $5,007,594, and the $9.81 closing price of i2's common stock on August 7, 2001, the date immediately preceding the date of this proxy statement/prospectus. RIGHTWORKS SHAREHOLDERS ARE ENCOURAGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR i2 COMMON STOCK. NO ASSURANCES CAN BE GIVEN AS TO FUTURE PRICES OR MARKETS FOR i2 COMMON STOCK. AS A RESULT OF THE OFFSETS IN THE EXCHANGE RATIOS, DECLINES IN THE VALUE OF i2 COMMON STOCK WILL REDUCE NOT ONLY THE VALUE PER SHARE, BUT ALSO THE NUMBER, OF SHARES OF i2 COMMON STOCK RIGHTWORKS SHAREHOLDERS WILL BE ENTITLED TO RECEIVE IN THE MERGER.


NO FRACTIONAL SHARES

     No fractional shares of i2 common stock will be issued in connection with the merger. Instead RightWorks shareholders will receive an amount of cash, in lieu of a fraction of a share of i2 common stock, equal to the product of such fraction multiplied by the average of the last reported sales prices for a share of i2 common stock on the Nasdaq National Market on each of the 10 trading days ending on the third trading day immediately preceding the date of the closing date of the merger, as reported on the Nasdaq National Market.

SHARES TO BE DEPOSITED INTO ESCROW

     i2 will deposit a portion of the shares otherwise issuable to RightWorks shareholders in connection with the merger into escrow as more fully described below under "-- Escrow and Indemnification."

RIGHTWORKS OPTIONS


     As of the date of this proxy statement/prospectus, directors, officers and employees of RightWorks beneficially owned options to purchase an aggregate of 10,222,517 shares of RightWorks Class A common stock. A total of approximately 837,802 unvested stock options held by directors, officers and employees will accelerate and become fully vested and exercisable in connection with the merger. At the effective time of the merger, RightWorks' 1996 Stock Option Plan and 2000 Equity Incentive Plan and each outstanding option issued thereunder, whether vested or unvested, shall terminate. i2 will not assume any options to purchase RightWorks capital stock.


RIGHTWORKS WARRANTS

     At the effective time of the merger, i2 will assume each outstanding warrant to purchase RightWorks capital stock, regardless of whether the warrants are vested or unvested. However, ICG and its subsidiary, ICG Holdings, Inc., must exercise all of their warrants prior to the closing of the merger. Each warrant will continue to have the same terms, and be subject to the same conditions, that were applicable to the warrant immediately prior to the effective time, except that:

     - each warrant will be exercisable for shares of i2 common stock;

     - the number of shares of i2 common stock issuable upon exercise of any given warrant will be determined by multiplying the number of shares of RightWorks capital stock underlying the warrant by the applicable exchange ratio, rounded down to the nearest whole number of shares of i2 common stock; and

     - the per share exercise price of any given warrant will be determined by dividing the exercise price of the warrant immediately prior to the effective time of the merger by the applicable exchange ratio, rounded up to the nearest whole cent.

     i2 has agreed to file a registration state on Form S-3 covering shares of i2 common stock issuable upon exercise of the assumed warrants and to keep this registration statement effective until the first anniversary of the latest date on which any of the warrants was issued.

THE EXCHANGE AGENT

     Promptly after the effective time, i2 will deposit with Mellon Investor Services LLC, the exchange agent, certificates representing the shares of i2 common stock to be exchanged for shares of RightWorks capital stock and cash to pay for any fractional shares and any dividends or distributions that holders of RightWorks capital stock may be entitled to receive under the merger agreement.

EXCHANGE OF RIGHTWORKS STOCK CERTIFICATES FOR i2 STOCK CERTIFICATES

     Promptly after the effective time, the exchange agent will mail to RightWorks shareholders a letter of transmittal and instructions for surrendering their RightWorks stock certificates in exchange for i2 stock certificates and cash in lieu of fractional shares. Upon surrender of the RightWorks stock certificates, the exchange agent will issue holders one or more certificates representing the shares of i2 common stock they are entitled to receive, less the portion of those shares which are to be held in the indemnification escrow described below, together with cash in lieu of fractional shares.

     RIGHTWORKS SHAREHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

     RightWorks shareholders are not entitled to receive any dividends or other distributions on i2 common stock with a record date after the merger is completed until they have surrendered their RightWorks stock certificates in exchange for i2 stock certificates.

     If there is any dividend or other distribution on i2 common stock with a record date after the merger, former RightWorks shareholders will receive, only following surrender of their RightWorks stock certificates, the dividend or other distribution payable with respect to the shares of i2 common stock issued in exchange for their RightWorks common stock.

REPRESENTATIONS AND WARRANTIES

     i2 and RightWorks each made a number of representations and warranties in the merger agreement about their authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement and with regard to aspects of their business and financial condition, the structure of the merger and other facts pertinent to the merger.

     RightWorks made representations about the following topics:

     - RightWorks' organization, valid existence, qualification to do business, good standing and power;

     - RightWorks' capitalization;

     - RightWorks' authorization of the merger agreement and the merger and the transactions contemplated thereby, subject to RightWorks shareholder approval;

     - RightWorks' financial statements, including its accounts receivable and payment and pricing practices;

     - changes in RightWorks' business since November 30, 2000;

     - no undisclosed liabilities;

     - litigation involving RightWorks;

     - no restrictions on RightWorks' business;

     - the possession of and compliance with government permits, licenses and other authorizations required to conduct RightWorks' business;

     - RightWorks' title to the properties it leases and owns;

     - intellectual property used, owned and licensed by RightWorks;

     - environmental laws that apply to RightWorks;

     - RightWorks' taxes;

     - RightWorks' employee benefit plans;

     - matters relating to RightWorks' employees and consultants;

     - the effect of the merger on obligations of RightWorks;

     - RightWorks' transactions with interested parties;

     - RightWorks' insurance;

     - RightWorks' compliance with applicable laws, rules and regulations of governmental entities;

     - brokers' and finders' fees in connection with the merger;

     - the agreement of certain RightWorks shareholders to vote for approval of the merger;

     - the shareholder vote required to approve the merger;

     - authorization and recommendation of the merger and merger agreement by the RightWorks board of directors;

     - certain RightWorks customers;

     - RightWorks' material contracts;

     - no breach of RightWorks' material contracts;

     - consents from third parties necessary in connection with the merger;

     - RightWorks' minute books;

     - documents requested by and delivered to i2 and its counsel;

     - the treatment of the merger as a tax-free reorganization;

     - RightWorks' indebtedness to third parties;

     - RightWorks' compliance with export control laws;

     - option acceleration waivers obtained by RightWorks in connection with its recapitalization in 2000;

     - completeness of RightWorks' representations and warranties;

     - information supplied by RightWorks for use in this proxy statement/prospectus and the related registration statement on Form S-4 of i2;

     - RightWorks' registration rights and voting agreements; and

     - RightWorks' agreements with, and indebtedness to, ICG and certain of its affiliates and subsidiaries.

     i2 and Rome Merger Corp. made representations about the following topics:

     - organization, valid existence, qualification to do business, good standing and power of i2 and Rome Merger Corp.;

     - capitalization of i2 and Rome Merger Corp.;

     - authorization of the merger and merger agreement and the transactions contemplated thereby by i2 and Rome Merger Corp.;

     - i2's filings and reports with the Securities and Exchange Commission;

     - i2's financial statements;

     - the treatment of the merger as a tax-free reorganization;

     - brokers' and finders' fees in connection with the merger; and

     - information supplied by i2 and Rome Merger Corp. for use in this proxy statement/prospectus and the related registration statement on Form S-4 of i2.

     This is only a summary of the representations and warranties in the merger agreement. You are encouraged to read carefully Articles II and III of the merger agreement entitled "Representations and Warranties of Target" and "Representations and Warranties of Acquiror and Merger Sub."

RIGHTWORKS' CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     RightWorks has agreed that, except to the extent otherwise provided by the merger agreement, until the completion of the merger or termination of the merger agreement, or unless i2 consents in writing, RightWorks and its subsidiaries will pay their respective debts and taxes when due, will conduct their businesses in the ordinary course of business in substantially the same manner as previously conducted and will use reasonable efforts:

     - to preserve intact their current business organizations;

     - to keep available the services of their present officers and key employees; and

     - to preserve their relationships with customers, suppliers, distributors and other persons with which they have business dealings in order to preserve substantially intact their business organization.

     RightWorks has also agreed that, until the completion of the merger or termination of the merger agreement, or unless i2 consents in writing, RightWorks and its subsidiaries will conduct their business in compliance with specific restrictions relating to the following:

     - the modification of RightWorks' Articles of Incorporation or Bylaws;

     - the declaration or payment of dividends or other distributions on its capital stock, the split, combination or reclassification of any of its capital stock or the redemption of its capital stock;

     - the entering into or modification of material contracts;

     - the issuance or authorization of the issuance of securities, except upon exercise of outstanding options or warrants or options or warrants issued pursuant to existing contractual commitments;

     - the transfer, license or modification of RightWorks' intellectual property rights;

     - the entering into or material amendment of any OEM agreement or any other agreements pursuant to which any third party is granted exclusive rights relating to RightWorks' products or technology;

     - the disposition of any RightWorks' material properties or assets;

     - the incurrence of indebtedness;

     - the entering into of any operating leases over $50,000 individually or $100,000 in the aggregate;

     - the payment of obligations over $50,000 individually or $100,000 in the aggregate other than fees and expenses incurred by RightWorks in connection with the merger which do not exceed its estimated expenses;

     - the incurrence of capital expenditures over $50,000 in the aggregate;

     - the termination or waiver of any right having a value of at least
       $50,000;

     - employees, employee benefits and pay increases, including the hiring of new employees;

     - severance agreements;

     - the commencement of any lawsuit or arbitration;

     - the acquisition of assets or other entities;

     - tax elections and liabilities;

     - the revaluation of RightWorks' assets other than in the ordinary course of business;

     - the change of any accounting policies or procedures; and

     - loans to, or guarantees in favor of, any person or entity other than wholly owned subsidiaries.

     This is only a summary of provisions in the merger agreement relating to the conduct of RightWorks' business before completion of the merger. You are encouraged to read carefully Article IV of the merger agreement entitled "Conduct Prior to the Effective Time."

NO SOLICITATION OF TRANSACTIONS

     Until the merger is completed or the merger agreement is terminated, RightWorks has agreed not to take any of the following actions, directly or indirectly:

     - solicit, initiate or encourage any takeover proposal;

     - engage in discussions or negotiations with, or disclose any non-public information relating to RightWorks or any of its subsidiaries to, any person or entity relating to a takeover proposal; or

     - authorize, approve or recommend any takeover proposal.

     A "takeover proposal" means any offer or proposal for any of the following involving RightWorks or any of its subsidiaries other than the transactions contemplated by the merger agreement:

     - a merger, consolidation or other business combination;

     - a sale of shares of capital stock, including by way of tender offer;

     - the sale of all or substantially all of the assets of RightWorks; or

     - any similar transaction involving RightWorks or any asset of RightWorks, the absence of which would materially diminish the value of the merger to i2 or the benefits expected to be realized by i2 from the merger.

     RightWorks' board of directors is not prohibited from disclosing to RightWorks shareholders a position with respect to a tender offer pursuant to Rule 14e-2 under the Securities Exchange Act of 1934 in a manner consistent with RightWorks' non-solicitation obligations under the merger agreement.

     RightWorks has also agreed to immediately cease and cause to be terminated any and all existing discussions, negotiations, exchanges of information and other activities with respect to any takeover proposal pending as of the date of the merger agreement, whether conducted by RightWorks or its agents and representatives.

i2'S PURCHASE OF INDEBTEDNESS OWED BY RIGHTWORKS TO ICG HOLDINGS

     The merger agreement provides that i2 will purchase any indebtedness owed by RightWorks or any of its subsidiaries to ICG or ICG Holdings outstanding as of the closing date of the merger. Currently, RightWorks owes $14,000,000 in principle to ICG Holdings under convertible promissory notes bearing interest at 15% per annum. The convertible promissory notes provide for, among other things, a payment of 300% of the principal amount upon a merger of RightWorks. RightWorks does not owe any indebtedness to ICG. In connection with i2's purchase of indebtedness owed to ICG Holdings and as a condition to the closing of the merger, i2 must receive assignments of all notes or other instruments evidencing the indebtedness, any related security interests and all rights or claims of ICG Holdings thereunder or relating thereto. The purchase price for the indebtedness will be paid in shares of i2 common stock in an amount equal to the quotient of (1) the sum of (A) 300% of the first $7,000,000 of the amount of indebtedness outstanding as of the closing date of the merger and (B) 100% of the amount of indebtedness in excess of $7,000,000 outstanding as of the closing date of the merger, divided by (2) the average closing sale prices of a share of i2 common stock for the 10 most recent trading days ending on the third day immediately preceding the closing date of the merger, as reported on the Nasdaq National Market.

     As soon as practicable following the later to occur of the effective time of the merger and the date all necessary instruments transferring the indebtedness have been delivered to i2, i2 will cause its exchange agent to deliver to ICG Holdings a certificate representing the number of shares equal to the amount of the indebtedness as determined in accordance with the formula described above less 10% of those shares, which will be held in the indemnification escrow described below.


     RightWorks' management estimates that the amount of indebtedness outstanding under the ICG Holdings notes as of the closing date of the merger will be $14,996,164, resulting in a purchase price for the ICG Holdings indebtedness equal to $28,996,164. Based on the $9.81 closing price of shares of i2 common stock on August 7, 2001, the date immediately preceding the date of this proxy statement/ prospectus, i2 would issue to ICG Holdings an estimated 2,955,776 shares in exchange for this indebtedness. THE i2 SHARES TO BE ISSUED TO ACQUIRE RIGHTWORKS' INDEBTEDNESS TO ICG HOLDINGS WILL REDUCE THE PREFERRED EXCHANGE RATIO, AND, THUS, THE NUMBER OF SHARES OF i2 COMMON STOCK OTHERWISE ISSUABLE TO HOLDERS OF RIGHTWORKS PREFERRED STOCK IN THE MERGER. See
"-- Conversion of RightWorks Shares in the Merger" and "The Merger -- Interests of Certain Persons in the Merger."


TERMINATION OF RIGHTWORKS' AGREEMENTS WITH ICG AND OTHERS AND RELATED PAYMENTS

     RightWorks has agreed to terminate all of its agreements or contracts with ICG and ICG Holdings prior to the closing date of the merger and to cause all payments owed to it by these companies or any of its shareholders, officers, directors or employees to be paid in full in cash prior to the closing date of the merger, except for loans to employees, officers or directors for the exercise of options. In addition, RightWorks has agreed to use commercially reasonable efforts to secure a $750,000 payment from ICG Commerce, Inc., an affiliate of ICG, under a contract between RightWorks and ICG Commerce prior to the closing date of the merger.

INTERIM FINANCING

     i2 has agreed to provide RightWorks with additional financing to fund RightWorks' continued operations during the period beginning on the date of the merger agreement and ending on the earlier to occur of the termination of the merger agreement and the effective time of the merger. i2's obligation to provide this additional funding is subject to the following conditions:

     - RightWorks shall have received $7,000,000 of additional funding from ICG Holdings after the date of the agreement on substantially the same terms as the indebtedness owed by RightWorks to ICG Holdings outstanding as of the date of the merger agreement with certain limitations and otherwise on terms reasonably acceptable to i2;

     - RightWorks' board of directors must determine in good faith that additional funding is necessary and notify i2 of the necessary amount;

     - the additional funding to be provided by i2 will be on reasonable arms-length terms and will be in an amount determined in good faith by i2 as reasonably necessary for RightWorks to operate its business in a manner consistent with the merger agreement;

     - RightWorks must not be in material breach of its representations, warranties, covenants or agreements under the merger agreement at the time of the proposed funding by i2;

     - RightWorks shall not use the proceeds of any additional funding for purposes or actions prohibited or restricted by the merger agreement; and

     - any obligation or commitment by i2 to provide additional funding will terminate upon the termination of the merger agreement.


     As of the date of this proxy statement/prospectus, i2 has provided $28,136,049 of additional funding to RightWorks. The terms of this additional funding are summarized in the section entitled "RightWorks Material
Contacts -- Loan and Security Agreement."

TERMINATION OF RIGHTWORKS EMPLOYEES

     The merger agreement provides that, prior to the closing of the merger, RightWorks will terminate up to 50% of its employees as identified by i2. The mutual agreement of i2 and RightWorks is necessary for the termination of any additional employees. RightWorks has agreed to provide all notices or payments in lieu of notices required by the Worker Adjustment and Retraining Notification Act in connection with these terminations.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The merger agreement provides that:

     - for six years after the completion of the merger, i2 will, and will cause the surviving corporation to, indemnify each person who is or was a director, officer, employee or agent of RightWorks in connection with any action or omission occurring on or prior to the effective time of the merger to the extent but only to the extent required by RightWorks' articles of incorporation, bylaws or written indemnification agreements, each as in effect on the date of the merger agreement, and as otherwise permitted by applicable law; and

     - for six years after the completion of the merger, i2 will maintain directors' and officers' liability insurance with coverage and terms comparable to the directors' and officers' liability insurance policy which covered RightWorks' directors and officers on the date of the merger agreement; provided, however, that i2 is not required to pay premiums in excess of 150% of the annual premium currently paid by RightWorks for such insurance.

CONDITIONS TO THE MERGER


     Mutual Conditions to Closing. i2's and RightWorks' respective obligations to complete the merger and the related transactions are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:


     - the merger agreement must be adopted by a majority of the aggregate voting power of RightWorks common stock and a majority of the aggregate voting power of RightWorks preferred stock entitled to vote on the merger, voting as separate classes;

     - no order, writ, injunction or decree exists that makes the merger illegal or otherwise prohibits completion of the merger under applicable law;

     - all governmental approvals, waivers and consents necessary to consummate the merger, including those required under U.S. antitrust laws and state blue sky laws, must have been obtained from all governmental entities, other than those the absence of which would not reasonably be expected to
       (1) have a material adverse effect on RightWorks, or (2) have a material adverse effect on the parties' ability to consummate the merger; and

     - the registration statement relating to the issuance of shares of i2 common stock as contemplated by the merger agreement must be declared effective by the SEC.


     Additional RightWorks Conditions to Closing. RightWorks' obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:


     - the representations and warranties of i2 and Rome Merger Corp. must be true and correct as of the date of the merger agreement and as of the closing date, except for representations and warranties expressly made as of a specific date or except where the failure to be true and correct, individually or in the aggregate, would not reasonably be expected to (1) have a material adverse effect on i2 or (2) materially adversely effect the parties' ability to complete the merger;

     - i2 and Rome Merger Corp. must have performed in all material respects all of their respective obligations in the merger agreement;

     - RightWorks shall have received a certificate signed by an officer of i2 to the effect that the two conditions above have been satisfied; and

     - RightWorks must have received the opinion of its counsel, Cooley Godward LLP, or, if Cooley Godward LLP does not deliver such opinion, an opinion of Brobeck, Phleger & Harrison LLP, counsel to i2, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.


     Additional i2 Conditions to Closing. i2's and Rome Merger Corp.'s obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:


     - RightWorks' representations and warranties must be true and correct as of the date of the merger agreement and as of the closing date, except for representations and warranties expressly made as of a specific date or except where the failure to be true and correct, individually or in the aggregate, would not reasonably be expected to (1) have a material adverse effect on RightWorks or (2) materially adversely effect the parties' ability to complete the merger;

     - RightWorks must have performed in all material respects all of its obligations in the merger agreement;

     - i2 shall have received a certificate signed by the president and chief financial officer of RightWorks to the effect that the two conditions above have been satisfied;

     - i2 shall have been provided evidence that RightWorks has obtained certain necessary third party consents required under its material contracts;

     - i2 shall have received an opinion from Cooley Godward LLP, counsel to RightWorks covering certain legal matters related to RightWorks and the merger;

     - i2 shall have received a certificate of RightWorks stating that the shares of RightWorks capital stock do not constitute "United States real property interests" under Section 897 of the Internal Revenue Code;

     - RightWorks' shareholders shall have approved any parachute payments resulting from the consummation of the merger;

     - the current directors of RightWorks shall have resigned;

     - RightWorks shall have terminated its 401(k) plan;

     - i2 shall have received from RightWorks (1) a spreadsheet of all of RightWorks' shareholders, optionholders and warrantholders, (2) a schedule of its estimated expenses incurred in connection with the merger and (3) a schedule of any indebtedness owed by RightWorks to ICG or ICG Holdings;

     - RightWorks, the agent for the shareholders and the escrow agent shall have entered into the escrow agreement contemplated by the merger agreement;

     - certain affiliates of RightWorks shall have entered into affiliate agreements contemplated by the merger agreement;

     - ICG and ICG Holdings shall have exercised all of their respective warrants to purchase RightWorks capital stock;

     - i2 shall have received any and all documents necessary to complete its purchase of all indebtedness owed by RightWorks to ICG or ICG Holdings;

     - i2 must have received the opinion of its counsel, Brobeck, Phleger & Harrison LLP, or, if Brobeck, Phleger & Harrison LLP does not deliver such opinion, an opinion from Cooley Godward LLP, counsel to RightWorks, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

     - i2 shall have received payment in full of any amounts owed to it by MetalSite, Inc., a company affiliated with ICG, and RightWorks shall have received a $750,000 payment owed to it by ICG Commerce, Inc., a company affiliated with ICG; and

     - no more than 5% of RightWorks preferred shareholders and no more than 15% of RightWorks common shareholders shall have exercised or have the potential to exercise dissenters' rights in connection with the merger.


     Satisfaction or Waiver of Certain Closing Conditions. In June 2001, i2 and Rome Merger Corp. agreed that the following conditions to the completion of the merger had been satisfied or waived:



     - that all governmental approvals, waivers and consents necessary to consummate the merger, other than the grant of an order of effectiveness by the SEC relating to the registration statement of which this proxy statement/prospectus is a part, be obtained;



     - that all of RightWorks representations and warranties in the merger agreement be true and correct as of closing date;



     - that RightWorks provide evidence it has obtained all necessary third party consents under its material contracts;



     - that i2 has received payment in full of any amounts owed to it by MetalSite, Inc., and that RightWorks has received a $750,000 payment owed to it by ICG Commerce, Inc.; and



     - that the holders of no more than 5% of RightWorks preferred stock and no more than 15% of RightWorks common stock have exercised or have the potential to exercise dissenters' rights in connection with the merger.


TERMINATION OF THE MERGER AGREEMENT

     At any time before the completion of the merger, the merger agreement may be terminated:

     - by mutual written consent of i2 and RightWorks;

     - by either i2 or RightWorks, if:

      (1) without fault of the terminating party, the closing shall not have occurred on or before September 30, 2001 or a later date agreed to by the parties; or

      (2) any permanent injunction or other order of a court or other competent authority preventing the consummation of the merger shall have been issued and is final and nonappealable;

     - by i2, as long as it is not currently in breach of the agreement, if:

      (1) RightWorks shall have materially breached any of its representations, warranties or obligations or breached in any respect its representations and warranties qualified by materiality and such breach shall not have been cured within 10 business days of receipt by RightWorks of written notice of such breach; or

      (2) if any required approval of the RightWorks shareholders shall not have been obtained by September 30, 2001 for any reason other than a delay in the effectiveness of the registration statement of which this proxy statement/prospectus constitutes a part; or

     - by RightWorks, as long as it is not currently in breach of the agreement, if i2 shall have materially breached any of its representations, warranties or obligations or breached in any respect its representations and warranties qualified by materiality and such breach shall not have been cured within 10 business days following receipt by i2 of written notice of such breach.

PAYMENT OF EXPENSES


     Whether or not the merger is consummated, all expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses. However, if the merger is consummated, the surviving corporation, and not RightWorks shareholders, will pay all documented out-of-pocket expenses incurred by RightWorks in connection with the merger, except that one-half of the fees paid or payable to Credit Suisse First Boston Corporation for acting as financial advisor to RightWorks in connection with the merger will be borne by the RightWorks shareholders as a reduction to the merger consideration. The total amount of these fees is expected to be $5,007,994. BASED ON THIS ESTIMATE AND THE $9.81 CLOSING PRICE OF SHARES OF i2 COMMON STOCK ON AUGUST 7, 2001, THE DATE IMMEDIATELY PRECEDING THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, THESE FEES, THROUGH THE FORMULAS DESCRIBED ABOVE FOR CALCULATING THE EXCHANGE RATIOS, WOULD HAVE REDUCED THE NUMBER OF SHARES OTHERWISE ISSUABLE IN THE MERGER TO RIGHTWORKS COMMON SHAREHOLDERS BY APPROXIMATELY 71,470 SHARES AND TO RIGHTWORKS PREFERRED SHAREHOLDERS BY APPROXIMATELY 183,780 SHARES. See "-- Conversion of RightWorks Shares in the Merger."


EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with the merger by the shareholders of RightWorks, but, after any such approval, the shareholders of RightWorks must approve any amendment which would:

     - change the amount or kind of consideration to be paid by i2 in the merger;

     - change any term of the articles of incorporation of the surviving corporation; or

     - change any term or condition of the merger agreement if the change would adversely affect RightWorks shareholders.

     Either i2 or RightWorks may, in writing, extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

ESCROW AND INDEMNIFICATION

     As promptly as practicable after the effective time of the merger, i2 will deposit with an escrow agent a number of shares of i2 common stock to be issued in the merger equal to the sum of the following:

     - 10% of the total shares of i2 common stock equal to (1) 4,700,000 minus
       (2) the number of shares to be issued to ICG Holdings in exchange for indebtedness owed by RightWorks to ICG or ICG Holdings outstanding as of the closing date of the merger, allocated pro-rata among all RightWorks preferred shareholders; plus

     - 10% of the product equal to 0.08 multiplied by the sum of (1) the total number of shares of RightWorks common stock outstanding immediately prior to the effective time of the merger plus (2) the number of shares of RightWorks common stock issuable upon exercise of warrants outstanding immediately prior to the effective time of the merger, allocated pro-rata among all RightWorks common shareholders; plus

     - 10% of the shares of i2 common stock to be issued to ICG Holdings in exchange for indebtedness owed by RightWorks to ICG or ICG Holdings outstanding as of the effective time of the merger, allocated to ICG Holdings.

     These shares will constitute an escrow fund, which will be used to compensate i2 for damages arising out of any of the following:

     - misrepresentations or breaches by RightWorks under the merger agreement;

     - negotiations, settlements or proceedings related to any current or threatened litigation involving RightWorks;

     - RightWorks' recapitalization in June 2000 in which ICG became the majority shareholder of RightWorks; or

     - negotiations, settlements and/or proceedings related to a demand for appraisal rights by up to 5% of RightWorks preferred shareholders and up to 15% of RightWorks common shareholders who exercise their dissenters' rights.

     i2 is entitled to compensation only to the extent that any damages exceed $1,000,000, except for damages related to fraud, intentional misrepresentation or appraisal proceedings. Similarly, the escrow fund is the exclusive remedy for any claims for damages by i2 other than damages related to fraud, intentional misrepresentation and appraisal proceedings. With respect to damages incurred by i2 as a result of fraud, intentional misrepresentation or appraisal proceedings, individual shareholders may be severally liable for their pro rata portion of damages based on the number of shares of i2 common stock each shareholder is entitled to receive in the merger. The shares released from escrow in payment of any claims are valued at the average closing sale prices of a share of i2 common stock for the 10 most recent trading days ending on the day immediately preceding the closing of the merger, as reported on the Nasdaq National Market. Any damage claims presented to the escrow agent that are contested will be settled through binding arbitration if the parties are unable to reach an agreement. The escrow period will terminate one year from the closing date of the merger with respect to any claims not made prior to that time. The escrow shares will be released to former shareholders of RightWorks upon termination of the escrow period unless retained to cover any unresolved claims pending against the escrow at that time.

THE SHAREHOLDERS' AGENT


     Kenneth A. Fox of Internet Capital Group, Inc., the parent entity of the largest shareholder of RightWorks, has been selected by the RightWorks board of directors to, and has been designated in the merger agreement to, serve as the agent of the RightWorks shareholders in connection with the merger agreement and the escrow agreement. By approving the merger and adopting the merger agreement, each RightWorks shareholder will also appoint the shareholders' agent as that person's representative under these agreements.


     As the shareholders' agent, Mr. Fox will act on behalf of the RightWorks shareholders on matters under the merger agreement and the escrow agreement. These matters would include the power to:


     - execute and deliver the escrow agreement and thereby bind each RightWorks shareholder to the terms of the escrow agreement;


     - negotiate, settle and/or arbitrate all claims against the escrow fund or against RightWorks shareholders under the merger agreement or the escrow agreement;

     - receive notices and other communications under the merger agreement or the escrow agreement;

     - deliver notices, certificates and other required documents on behalf of the RightWorks shareholders under the merger agreement and the escrow agreement; and

     - retain professional advisors in connection with the performance of the shareholders' agent's duties under the merger agreement and the escrow agreement.

     i2 and the escrow agent will have the right to rely upon the acts taken or omitted to be taken by the shareholders' agent on behalf of the RightWorks shareholders. By voting in favor of the merger agreement and the merger, each of the shareholders of RightWorks is agreeing that any act or omission by the shareholders' agent will be deemed an act or omission by that shareholder and final, conclusive and binding on that shareholder.

RELATED AGREEMENTS

  Voting Agreements

     In connection with the merger, the directors of RightWorks and certain shareholders of RightWorks, including CMS Partners, LLC, ICG Holdings, Inc., Internet Capital Group, Inc., Sequoia Capital VIII, Sequoia Capital Franchise Fund, Sequoia Capital Franchise Partners, Sequoia International Technology Partners VIII, Sequoia International Technology Partners VIII(Q) and Sequoia 1997 LLP entered into voting agreements and irrevocable proxies with i2, the form of which is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference. The terms of the voting agreements and irrevocable proxies provide that the shareholders will vote all shares of RightWorks capital stock beneficially owned by them, or any new shares of RightWorks stock they may acquire, (A) in favor of adoption of the merger agreement and approval of the merger, (B) in favor of any matter required for RightWorks to ensure the satisfaction of the conditions to the closing of the merger and (C) against a takeover proposal with any party other than i2 or an affiliate of i2 as contemplated by the merger agreement. The parties to the voting agreements and irrevocable proxies retained the right to vote their shares of RightWorks capital stock on all matters other than those identified in the voting agreements. None of the parties to the voting agreements was paid additional consideration in connection with the voting agreements.

     Under the voting agreements, these directors and shareholders have agreed not to take any of the following actions, directly or indirectly:

     - solicit, initiate or encourage any takeover proposal;

     - engage in discussions or negotiations with, or disclose any non-public information relating to RightWorks or its subsidiaries to, any person or entity relating to a takeover proposal; or

     - agree to, approve or recommend any takeover proposal,

other than the merger with i2 or as required by Rule 14e-2 under the Exchange
Act.


     As of August 1, 2001, the record date for the RightWorks shareholders' meeting, the RightWorks directors and shareholders who entered into the voting agreements collectively held approximately 53.4% of the voting power of the common stock outstanding as of the record date and 92.8% of the voting power of the preferred stock outstanding as of the record date. The number of shares of common stock and preferred stock owned by these directors and shareholders, when voted in favor of the approval of the merger agreement and adoption of the merger agreement, will be sufficient to adopt the merger agreement and approve the merger under California law and RightWorks' articles of incorporation.


     This is a summary only. You are encouraged to read the entire form of voting agreement attached as Annex B to this proxy statement/prospectus and incorporated hereby by reference.

  Escrow Agreement

     Prior to the consummation of the merger, i2, Kenneth A. Fox, as agent for the shareholders of RightWorks, and an escrow agent, will enter into an escrow agreement. In addition to the escrow, indemnification and shareholders' representative provisions described above under "-- Escrow and Indemnification" and "-- The Shareholders' Agent," the escrow agreement contains a summary of the general duties, powers and liabilities of the escrow agent.

     We encourage you to read the entire form of escrow agreement to be entered into in connection with the merger, a copy of which is attached as Annex C to this proxy statement/prospectus and incorporated herein by reference.

  Affiliate Agreements

     Prior to the consummation of the merger, certain persons or entities who may be deemed affiliates of RightWorks will execute and deliver to i2 letter agreements acknowledging that any transfer, sale or assignment of the shares of i2 common stock they receive in the merger can only be made (1) pursuant to an effective registration statement under the Securities Act, (2) in compliance with Rule 145 of the Securities Act or (3) pursuant to an exemption from the registration requirement of the Securities Act.


  Employment Agreement with John R. West



     Concurrently with the execution of the merger agreement, i2 entered into an Employment and Non-Compete Agreement with John R. West, the current Chief Executive Officer of RightWorks.



     Under his employment agreement, Mr. West will serve as i2's Senior Vice President of Commerce Platform Group. Mr. West will receive an annual base salary of $225,000 and will be entitled to an annual bonus of $50,000 subject to his continued employment and achievement of goals established by i2 in writing. In addition, i2 has agreed to grant Mr. West the following:


     - options to purchase 100,000 shares of i2 common stock at an exercise price equal to the fair market value of i2 common stock on the closing date of the merger subject to vesting in accordance with i2's stock option plan and/or notice of grant; and

     - a stock grant of 50,000 shares of i2 common stock at a per share price of $0.00025 to be issued in four equal annual installments measured from March 8, 2001.


     In addition, Mr. West currently holds 400,000 shares of RightWorks Class A common stock, of which 200,000 are unvested and subject to repurchase at the original option price in the event he terminates his employment. In connection with the merger, these shares will convert into shares of i2 common stock based on the common stock exchange ratio in the merger agreement.


     In his employment agreement, Mr. West agreed to waive any rights he may have to accelerated vesting of unvested options and restricted stock or other acceleration rights he may have resulting from the merger. Accordingly, all restricted stock held by Mr. West will continue to be subject to repurchase, and RightWorks' right of repurchase will be assigned to i2. Mr. West also agreed to execute i2's Confidentiality, Proprietary Information and Inventions Agreement, which, among other things, protects i2's confidential information and assigns i2 rights to any inventions developed by Mr. West during his employment.

     The agreement with Mr. West will terminate on the first anniversary of the closing date of the merger, unless extended by the mutual written agreement of the parties. If i2 terminates the agreement without cause, Mr. West, upon his execution of a general release in favor of i2 and RightWorks, will be entitled to the following:

     - a severance payment equal to two months salary;

     - continued health benefits as long as he receives severance payments or until he receives comparable benefits from another source, whichever occurs first; and

     - if terminated during the initial term of the employment agreement, the restricted stock granted on the basis of his former unvested RightWorks common stock will accelerate an additional 12 months following the date of termination.

     i2 may terminate Mr. West for "Cause," which means any of the following:

     - his conviction for, or plea of guilty or no contest to, any crime constituting a felony, any crime involving moral turpitude or any other violation of criminal law involving dishonesty or willful misconduct;


     - his substance abuse which interferes with his performance;


     - his repeated failure or refusal to perform his duties in an acceptable manner or to follow the lawful directives of i2's board of directors or his supervisor, provided that he fails to take corrective action within 15 days after receipt of written notice from i2 identifying the failure or refusal;

     - his breach of his obligations under i2's Confidentiality, Proprietary Information and Inventions Agreement or under the non-competition, non-disparagement, confidentiality or litigation waiver provisions of his employment agreement;

     - his misconduct that has or could discredit or damage i2;

     - his failure to relocate within 50 miles of his current place of employment after being requested to do so by i2;

     - his indictment for a violation under federal securities laws; or

     - his chronic absence from work for reasons other than illness.


     Mr. West's employment agreement includes non-competition and non-solicitation provisions. These provisions require the following:


     - during the time that he is employed by i2, not to engage in any employment, business or activity that is in any way competitive with i2, or assist any other person or organization competing with i2 or in preparing to engage in competition with i2;

     - for a period of one year from the date his employment is terminated for any reason, not to directly or indirectly engage in the same business as RightWorks or that part of i2's business in which he actively participates in any state of the United States (including California), or in any country where i2 engages in that business or proposes to engage in that business, on the date of termination;

     - during the time of his employment and for one year from the date of his termination for any reason, not to solicit the employment or consulting services of any person who is or was an employee or exclusive consultant of i2 at any time within the preceding 12 months;

     - during the time of his employment and for one year from the date of his termination for any reason, not to solicit any customers or potential customers of i2 with the purpose of obtaining that person as an employee or customer for a business competitive with i2's business; and

     - during his employment and any period during which he receives any severance payment, not to undertake planning for or organization of any business competitive with i2, or conspire with agents, employees, consultants or other representatives of i2 for the purpose of organizing any such competitive business.


     In addition, Mr. West agreed to a waiver of any claims, known or unknown, other than claims for indemnification provided under RightWorks' articles of incorporation, bylaws or other indemnification agreement, that he may have against i2 or RightWorks as a result of RightWorks transactions occurring prior to the date of execution of the waiver, including, but not limited to, the following:



     - vesting or accelerated vesting of options to purchase common stock of i2 or RightWorks;



     - the Americans with Disabilities Act, the Family Medical Leave Act or any other federal or state employment statute, including Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act and the California Fair Employment Housing Act, each as amended from time to time;



     - the recapitalization of RightWorks' capital stock, the acquisition by ICG of its interest in RightWorks, and any other transaction contemplated by the Recapitalization and Exchange Offer Agreement and Plan of Reorganization, dated March 7, 2000, among RightWorks, ICG and certain other persons; or



     - the claims alleged in the lawsuit styled Tim Anderson and Cort Rejman v. RightWorks Corporation et al. pending in the United States District Court for the Northern District of Illinois, Eastern Division, Cause No. 00C 5431.

                             ---------------------

                        MARKET PRICES OF i2 COMMON STOCK


     i2's common stock is listed on the Nasdaq National Market under the symbol "ITWO." The following table sets forth the high and low intra-day sales prices per share of i2 common stock as reported on the Nasdaq National Market for the period indicated, adjusted to reflect (1) a two-for-one stock split in the form of a dividend on February 17, 2000, and (2) a two-for-one stock split in the form of a dividend distributed on December 5, 2000.


                                                               HIGH      LOW
                                                              -------   ------
2001
  Third quarter (Through August 7, 2001)....................  $ 20.05   $ 8.17
  Second quarter............................................    28.20    12.88
  First quarter.............................................    61.00    12.56
2000
  Fourth quarter............................................  $ 96.13   $36.00
  Third quarter.............................................    99.44    49.13
  Second quarter............................................    71.38    34.50
  First quarter.............................................   111.75    35.08
1999
  Fourth quarter............................................  $ 54.50   $ 9.35
  Third quarter.............................................    12.10     6.53
  Second quarter............................................    10.89     4.44
  First quarter.............................................     9.00     5.63


                       MARKET PRICES OF RIGHTWORKS STOCK


     There is no established trading market for any class or series of RightWorks' capital stock. As of August 1, 2001, the record date, there were 124 record holders of RightWorks' Class A common stock, one record holder of RightWorks Class B common stock, 7 record holders of RightWorks Series A preferred stock and 19 record holders of RightWorks Series B preferred stock.


                                DIVIDEND POLICY

     i2 has never declared or paid any cash dividends on its common stock. i2 currently intends to retain any future earnings to fund the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. Similarly, RightWorks has never declared a dividend on any class or series of its capital stock.

             i2 -- SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following summary of consolidated financial data is derived from i2's audited financial statements as of and for the three years ended December 31, 2000 and from its unaudited financial statements as of and for the three months ended March 31, 2001 and 2000. The following consolidated financial data should be read in conjunction with "i2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and i2's consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. As discussed in Note 2 -- Business Combinations in the notes to i2's consolidated financial statements, i2's acquisitions of SupplyBase on April 28, 2000 and Aspect on June 9, 2000 were accounted for using the purchase method. Accordingly, the operating results of SupplyBase and Aspect are included with i2's results of operations since their respective dates of acquisition. Amounts shown are in thousands, except per share data.



                                                                            THREE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,                MARCH 31,
                                     ---------------------------------   -------------------------
                                        2000         1999       1998          2001          2000
                                     -----------   --------   --------   --------------   --------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses................  $   709,177   $352,597   $234,316     $  211,132     $113,584
  Services.........................      271,009    147,893     91,726         93,223       46,870
  Maintenance......................      146,139     70,620     43,115         52,203       25,826
                                     -----------   --------   --------     ----------     --------
          Total revenues...........    1,126,325    571,110    369,157        356,558      186,280
Costs and expenses:
  Cost of revenues:
     Cost of software licenses.....       53,331     17,981      7,967         21,811        5,366
     Amortization of acquired
       technology..................       29,054         --         --         12,258           --
     Cost of services and
       maintenance.................      234,191    125,934     77,459         83,085       41,072
  Sales and marketing..............      390,111    194,752    129,978        140,629       66,210
  Research and development.........      217,938    132,278     94,199         75,236       39,846
  General and administrative.......       86,888     53,188     38,191         29,699       16,607
  Amortization of intangibles......    1,724,551         --         --        756,700           --
  In-process research and
     development and
     acquisition-related
     expenses......................      102,373      6,552      7,618          4,700          557
                                     -----------   --------   --------     ----------     --------
          Total costs and
            expenses...............    2,838,437    530,685    355,412      1,124,118      169,658
                                     -----------   --------   --------     ----------     --------
Operating income (loss)............   (1,712,112)    40,425     13,745       (767,560)      16,622
Other income (expense), net........       18,227      7,642      8,753        (13,537)       2,499
Non-cash settlement................      (22,412)        --         --             --           --
                                     -----------   --------   --------     ----------     --------
Income (loss) before income
  taxes............................   (1,716,297)    48,067     22,498       (781,097)      19,121
Provision (benefit) for income
  taxes............................       35,716     24,552     17,279         (6,946)       7,380
                                     -----------   --------   --------     ----------     --------
Net income (loss)..................  $(1,752,013)  $ 23,515   $  5,219     $ (774,151)    $ 11,741
                                     ===========   ========   ========     ==========     ========
Basic and diluted earnings (loss)
  per common share:
  Basic earnings (loss) per common
     share.........................  $     (4.83)  $   0.08   $   0.02     $    (1.90)    $   0.04
  Diluted earnings (loss) per
     common share..................  $     (4.83)  $   0.07   $   0.02     $    (1.90)    $   0.03
Weighted-average common shares
  outstanding......................      362,723    300,838    287,176        408,074      313,000
Weighted-average diluted common
  shares outstanding...............      362,723    335,678    314,120        408,074      366,050

                                                                             AS OF
                                            AS OF DECEMBER 31,             MARCH 31,
                                     ---------------------------------   --------------
                                        2000         1999       1998          2001
                                     -----------   --------   --------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments...........  $   823,327   $579,391   $155,998     $  706,286
Working capital....................      776,727    585,039    182,778        800,774
Total assets.......................    9,225,826    860,194    344,808      8,630,420
Total debt.........................      350,000    350,000      5,032        406,139
Total stockholders' equity.........    8,453,447    332,168    228,986      7,747,988

     The following tables set forth unaudited consolidated selected quarterly statement of operations data for the years ended December 31, 2000 and 1999. Amounts shown are in thousands, except per share data.

                                                            YEAR ENDED DECEMBER 31, 2000
                                                -----------------------------------------------------
                                                1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                -----------   -----------   -----------   -----------
UNAUDITED SELECTED STATEMENT OF OPERATIONS
  DATA:
Revenues......................................   $186,280      $ 242,622    $  319,523    $  377,900
Costs and expenses............................    169,658        523,963     1,055,630     1,089,186
                                                 --------      ---------    ----------    ----------
Operating income (loss).......................     16,622       (281,341)     (736,107)     (711,286)
Other income, net.............................      2,499          4,213         7,216         4,299
Non-cash settlement...........................         --             --       (22,412)           --
                                                 --------      ---------    ----------    ----------
Income (loss) before income taxes.............     19,121       (277,128)     (751,303)     (706,987)
Provision for income taxes....................      7,380          3,688         4,408        20,240
                                                 --------      ---------    ----------    ----------
Net income (loss).............................   $ 11,741      $(280,816)   $ (755,711)   $ (727,227)
                                                 ========      =========    ==========    ==========
Basic and diluted earnings (loss) per common
  share:
  Basic earnings (loss) per common share......   $   0.04      $   (0.83)   $    (1.91)   $    (1.80)
  Diluted earnings (loss) per common share....   $   0.03      $   (0.83)   $    (1.91)   $    (1.80)
Weighted-average common shares outstanding....    313,000        338,230       395,080       403,723
Weighted-average diluted common shares
  outstanding.................................    366,050        338,230       395,080       403,723

                                                              YEAR ENDED DECEMBER 31, 1999
                                                  -----------------------------------------------------
                                                  1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                  -----------   -----------   -----------   -----------
UNAUDITED SELECTED STATEMENT OF OPERATIONS DATA:
Revenues........................................   $ 117,599     $131,947      $146,296      $175,268
Costs and expenses..............................     117,669      123,975       136,472       152,569
                                                   ---------     --------      --------      --------
Operating income (loss).........................         (70)       7,972         9,824        22,699
Other income, net...............................       1,078        1,324         2,017         3,223
                                                   ---------     --------      --------      --------
Income before income taxes......................       1,008        9,296        11,841        25,922
Provision for income taxes......................       2,534        5,397         6,114        10,507
                                                   ---------     --------      --------      --------
Net income (loss)...............................   $  (1,526)    $  3,899      $  5,727      $ 15,415
                                                   =========     ========      ========      ========
Basic and diluted earnings (loss) per common
  share:
  Basic earnings (loss) per common share........   $   (0.01)    $   0.01      $   0.02      $   0.05
  Diluted earnings (loss) per common share......   $   (0.01)    $   0.01      $   0.02      $   0.04
Weighted-average common shares outstanding......     294,784      299,748       303,356       308,100
Weighted-average diluted common shares
  outstanding...................................     294,784      327,080       330,796       353,116

       i2 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     We are a leading provider of dynamic value chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. Our solutions are designed to help enterprises improve efficiencies, collaborate with suppliers and customers, respond to market demands and engage in dynamic business interactions over the Internet. Our products consider the conditions of companies to optimize key business processes -- from product design to customer relationships. Our products are designed to help customers, partners, suppliers and service providers conduct business together and offer a technology infrastructure supporting collaboration, commerce and content. Our product suites include software solutions for supply chain management, supplier relationship management and customer relationship management. We also provide content and content management solutions as well as a platform for integration and administration of private and public electronic marketplaces. Our product suites may be used by our customers to align their value chain to serve their customers. We also provide services such as consulting, training and maintenance in support of these offerings.


FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

RESULTS OF OPERATIONS

     The following table sets forth the percentages of total revenues represented by selected items reflected in our Consolidated Statements of Operations. The year-to-year comparisons of financial results are not necessarily indicative of future results.


                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2000      1999      1998
                                                           ------     -----     -----
Revenues:
  Software licenses......................................    63.0%     61.7%     63.5%
  Services...............................................    24.0%     25.9%     24.8%
  Maintenance............................................    13.0%     12.4%     11.7%
                                                           ------     -----     -----
          Total revenues.................................   100.0%    100.0%    100.0%
Costs and expenses:
  Cost of revenues:
     Cost of software licenses...........................     4.7%      3.1%      2.2%
     Amortization of acquired technology.................     2.6%       --        --
     Cost of services and maintenance....................    20.8%     22.1%     21.0%
  Sales and marketing....................................    34.6%     34.1%     35.2%
  Research and development...............................    19.3%     23.2%     25.5%
  General and administrative.............................     7.7%      9.3%     10.3%
  Amortization of intangibles............................   153.1%       --        --
  In-process research and development and
     acquisition-related expenses........................     9.1%      1.1%      2.1%
                                                           ------     -----     -----
          Total costs and expenses.......................   251.9%     92.9%     96.3%
                                                           ------     -----     -----
Operating income (loss)..................................  (151.9)%     7.1%      3.7%
Other income, net........................................     1.6%      1.3%      2.4%
Non-cash settlement......................................    (2.0)%      --        --
                                                           ------     -----     -----
Income (loss) before income taxes........................  (152.3)%     8.4%      6.1%
Provision for income taxes...............................     3.2%      4.3%      4.7%
                                                           ------     -----     -----
Net income (loss)........................................  (155.5)%     4.1%      1.4%
                                                           ======     =====     =====

REVENUES

     Revenues consist of software license revenues, service revenues, and maintenance revenues, and are recognized in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," and SEC Staff Accounting Bulletin (SAB) 101, "Revenue Recognition."


     Software license revenues are recognized upon shipment, provided fees are fixed and determinable and collection is probable. Revenue for agreements that include one or more elements to be delivered at a future date is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee is recognized as license revenue. If fair values have not been established for certain undelivered elements, revenue is deferred until those elements have been delivered, or their fair values have been determined. Agreements that include a right to unspecified future products are recognized ratably over the term of the agreement. License fees from reseller agreements are generally based on the sublicenses granted by the reseller and recognized when the license is sold to the end customer. Licenses to our content databases are recognized over the term of the agreements. Fees from licenses sold together with services are generally recognized upon shipment, provided fees are fixed and determinable, collection is probable, payment of the license fee is not dependent upon the performance of the consulting services and the consulting services are not essential to the functionality of the licensed software.


     Service revenues are primarily derived from fees for implementation, consulting and training services and are generally recognized as the services are performed under service agreements in connection with initial license sales.

     Maintenance revenues are derived from technical support and software updates provided to customers. Maintenance revenue is recognized ratably over the term of the maintenance agreement, generally one year.

     Payments received in advance of revenue recognized are classified as deferred revenue in the Consolidated Balance Sheets.

     Total revenues increased 97.2% in 2000 and 54.7% in 1999. These increases resulted from increased demand for our products and services, the expansion of our product offerings, increased sales activities resulting from additional sales representatives and additional revenues generated by acquired businesses. We derived substantially all of our revenues from licenses associated with our software products and content databases and related services and maintenance.

     Software Licenses. Software license revenues constituted 63.0% of total revenues in 2000, 61.7% in 1999 and 63.5% in 1998. Software license revenues increased $356.6 million, or 101.1%, in 2000 and $118.3 million, or 50.5%, in 1999. The increases in software license revenues for all periods were due to:

     - Increased demand for our products and services.

     - Expansion of product offerings.

     - Increased sales activities resulting from increases in direct sales representatives and strategic alliances with industry partners.

     - Increased customer awareness and interest in our product offerings.

     As a result of the above items, the number of recognized software license transactions increased to 392 transactions in 2000 from 252 transactions in 1999 and 216 transactions in 1998, representing increases of 55.6% and 16.7%. The average size of individual license transactions increased to $1.8 million in 2000 from $1.4 million in 1999 and $1.1 million in 1998, representing increases of 29.3% and 28.9%. Additionally, the number of individual software license transactions in excess of $1 million increased to 150 transactions in 2000 from 66 transactions in 1999 and 55 transactions in 1998, representing increases of 127.3% and 20.0%. Our direct sales channel is responsible for most of our license revenue.

     Although we believe direct sales will continue to account for most of our software license revenues for the foreseeable future, our strategy is to continue to increase the level of indirect sales activities. We expect sales of our software products through, or in conjunction with, sales alliances, distributors, resellers and other indirect channels to increase as a percentage of software license revenues; however, there can be no assurance that our efforts to expand indirect sales will be successful or will continue in the future.

     Services. Service revenues constituted 24.0% of total revenues in 2000, 25.9% in 1999 and 24.8% in 1998. Service revenues as a percentage of total revenues have fluctuated, and are expected to continue to fluctuate on a year-to-year basis, as revenues from the implementation of software are not generally recognized in the same period as the related license revenues. As large licenses or a significant number of smaller licenses are sold near the end of a given period, the relative proportion of license revenues to total revenues will increase compared to service revenues.


     Service revenues increased $123.1 million, or 83.2%, in 2000 and $56.2 million, or 61.2%, in 1999. The increases in service revenues were due to an increase in the number of solutions sold and resulting demand for consulting and implementation services. The increases were also due to expanded use of third-party consultants as subcontractors to provide implementation services to our customers. This has allowed us to increase our penetration into various international and targeted vertical markets.


     Maintenance. Maintenance revenues increased to 13.0% of total revenues in 2000, from 12.4% in 1999 and 11.7% in 1998. Maintenance revenues increased $75.5 million, or 106.9%, in 2000 and $27.5 million, or 63.8%, in 1999. In 2000, we began offering new tiered levels of maintenance with proportionately higher fees for higher levels of service. The increases in maintenance revenues were also due to continued increases in software license sales and renewals of maintenance agreements from prior license sales.

     International Revenues. Our international revenues are primarily generated from customers located in Europe, Asia, Canada and Latin America. International revenues totaled $393.0 million, or 34.9% of total revenues, in 2000; increasing from $181.2 million, or 31.7% of total revenues, in 1999; and $73.2 million, or 19.8% of total revenues, in 1998. The increase in international revenues is consistent with our efforts to expand our international presence and sales efforts. We believe continued growth and profitability will require further expansion in international markets. We have expended and will continue to expend substantial resources to expand our international operations.

COSTS AND EXPENSES

     Cost of Software Licenses.  Cost of software licenses consists of:

     - Commissions paid to third parties in connection with joint marketing and other related agreements.

     - Royalty fees associated with third-party software.

     - Costs related to user documentation.

     - Costs related to reproduction and delivery of software.

     Cost of software licenses as a percentage of related revenue was 7.5% in 2000, 5.1% in 1999 and 3.4% in 1998. Cost of software license increased $35.4 million, or 196.6%, in 2000 and $10.0 million, or 125.7%, in 1999. The increases in cost of software licenses, both as a percentage of software license revenue and in dollar amount, are due to increases in commissions paid to third parties in connection with joint marketing efforts and other sales assistance, and increases in the amount of royalty fees associated with third-party software.


     Amortization of Acquired Technology. In connection with our acquisitions in 2000, we acquired developed technology that we offer as a part of our integrated solutions. Amortization of the capitalized acquired technology totaled $29.1 million in 2000. In accordance with SFAS No. 86, "Accounting for Computer Software to Be Sold, Leased, or Otherwise Marketed," the amortization expense is included as a part of our cost of revenues because it relates to software products that are marketed to others.

     Cost of Services and Maintenance. Cost of services and maintenance includes costs associated with the implementation of software solutions and consulting and training services. Cost of services and maintenance also includes the cost of providing software maintenance to customers such as telephone support and packaging and shipping costs related to new releases of software and updated user documentation. Cost of services and maintenance as a percentage of related revenues was 56.1% in 2000, 57.6% in 1999 and 57.4% in 1998. The decrease in cost of services and maintenance as a percentage of related revenues over the comparable periods resulted from efficiencies developed in project management and other cost saving measures.

     The total cost of services and maintenance increased $108.3 million, or 86.0%, in 2000 and $48.5 million, or 62.6%, in 1999. The increases were due to increases in the number of consultants, product support and training staff and increased use of third-party consultants to provide implementation services. As a means to expand into different geographic and vertical markets, we expect to increase the number of our consulting, product support and training personnel in the foreseeable future.


     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of personnel costs, commissions, travel, and promotional events such as trade shows, seminars, technical conferences, advertising and public relations programs. Sales and marketing expenses increased $195.4 million, or 100.3%, in 2000 and $64.8 million, or 49.8%, in 1999. The increases were due to:


     - We increased the number of our direct sales representatives to 580 at December 31, 2000, up from 253 at December 31, 1999 and 184 at December 31, 1998. This represents a 129.2% increase in our direct sales force in 2000 and a 37.5% increase in 1999.

     - Increased sales commissions due to higher revenues.

     - Increased marketing and promotional activities due to the expansion of our suite of e-business solutions.


     Research and Development Expenses. Research and development expenses consist of continued software development and product enhancements to existing software. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of our products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant; therefore, we have not capitalized any software development costs other than those recorded in connection with our acquisitions.


     Research and development expenses increased $85.7 million, or 64.8%, in 2000 and $38.1 million, or 40.4%, in 1999. Research and development expenses as a percentage of total revenues decreased to 19.3% in 2000 from 23.2% in 1999 and 25.5% in 1998. The decrease in research and development expenses as a percentage of total revenues resulted from our ability to leverage our resource base to support a larger organization. The increases in the dollar amount of research and development expenses were due to increased research and development personnel by approximately 93.9% in 2000 and approximately 23.5% in 1999. As of December 31, 2000, our research and development headcount totaled approximately 1,900, up from approximately 1,000 at December 31, 1999 and approximately 800 at December 31, 1998. Included in the 1,900 headcount total for research and development at December 31, 2000 were approximately 600 employees added by the acquisition of Aspect and approximately 30 employees added by the acquisition of SupplyBase.

     General and Administrative Expenses. General and administrative expenses include the personnel and other costs of our finance, legal, accounting, human resources, information systems and executive departments. General and administrative expenses increased $33.7 million, or 63.4%, in 2000 and $15.0 million, or 39.3%, in 1999. General and administrative expenses as a percentage of total revenues decreased to 7.7% in 2000 from 9.3% in 1999 and 10.3% in 1998. The increases in the dollar amounts of general and administrative expenses were primarily due to the cost of supporting a 102.0% increase in personnel in 2000 and an 18.9% increase in 1999, as well as increases in the number and size of our facilities and equipment related to our new corporate headquarters. The decrease in general and administrative expenses as a percentage of total revenues resulted from our ability to leverage our resource base to support a larger organization. We expect total general and administrative expenses to increase in the foreseeable future due to further growth and expansion of the company.

     Amortization of Intangibles. From time to time, we have sought to supplement the expanding depth and breadth of our product offerings through technology or business acquisitions. When an acquisition of a business is accounted for using the purchase method, the amount of the purchase price is allocated to the fair value of assets acquired, net of liabilities assumed. Any excess purchase price is allocated to goodwill. Goodwill is amortized over the life of the asset (typically two to three years). Details of our acquisitions are presented in Note 2-Business Combinations and Note 3-Asset Acquisition in the notes to consolidated financial statements included elsewhere in this proxy statement/prospectus.


     Amortization of intangibles, including amortization of goodwill, related to the acquisitions referenced above totaled $1.7 billion, or 153.1% of total revenues, in 2000. Under current accounting guidance, amortization of these intangibles will continue through 2003. In February 2001, the Financial Accounting Standards Board issued a revision to a previously issued exposure draft covering business combinations proposing new accounting guidance related to goodwill that would change the amortization methodology. See Note 12-New Accounting Standards in the notes to consolidated financial statements included elsewhere in this proxy statement/prospectus.



     All of our goodwill is associated with the entire company rather than any specific identifiable asset or product line. Each quarter we evaluate whether an impairment of this enterprise goodwill may exist by comparing the book value of the our common stock to the product of (i) the number of shares of common stock issued and outstanding at the end of the quarter and (ii) the market price of the common stock at the end of the quarter. If the product of shares and market price exceeds the book value, impairment does not exist. If the product of shares and market price is less than book value, we evaluate whether the condition is other than temporary based (i) primarily on whether fluctuations in the company's stock price subsequent to the quarter-end result in a product of shares and market price that exceeds book value and (ii) on all other available evidence. If the product of shares and market price is continuously less than book value based on daily closing market prices for the prior six months, we evaluate whether the condition is other than temporary considering all other available evidence. If we determine the condition is other than temporary, additional amortization is recorded for the impairment, equal to the excess book value at the end of the quarter.



     We may record an additional goodwill amortization charge as of the end of any quarter, when the product of the number of shares issued and outstanding and the closing market price of our common stock is less than the book value of our common stock. We do not believe that we can predict our common stock price and accordingly, are unable to predict when, if ever, such additional goodwill amortization might be recorded. At December 31, 2000, we had 405.8 million common shares issued and outstanding with a book value of $8.5 billion. Therefore, our common stock price would had to have been below $20.83 per share before consideration would have been given to recording additional goodwill amortization. At December 31, 2000, our common stock price was $54.38. Future calculations of whether an impairment may exist will be affected by any future issuances or purchases of common stock, by amortization of existing goodwill, by any goodwill recorded in connection with future acquisitions, by any other changes to the book value of our common stock, and by our future common stock price.



     In-Process Research and Development and Acquisition-Related
Expenses. Technology or business acquisitions may include the purchase of technology that has not yet been determined to be technologically feasible and has no alternative future use in its then-current stage of development. The portion of the purchase price allocated to in-process research and development is expensed immediately upon the consummation of the acquisition. In making the purchase price allocation, we consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process technology is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by our competitors and us. The resulting net cash flows from such projects are based on our estimates of cost of sales, operating expenses, and income taxes from such projects. Details of in-process research and development and acquisition related expenses are presented in Note 2-Business Combinations and Note 3-Asset Acquisition in the notes to consolidated financial statements included elsewhere in this proxy statement/prospectus.



     The write-off of acquired in-process research and development increased to 9.1% of total revenues in 2000 from 1.1% in 1999 and 2.1% in 1998. In 2000, this increase is primarily related to the acquisitions of SupplyBase, Aspect and various IBM assets. In 1999, the charges primarily consisted of acquisition expenses related to SMART, and in 1998, the charges consisted mostly of acquisition expenses related to ITLS. We expect to continue to expand through acquisitions and the resulting write-off of in-process research and development could vary significantly from year to year.


OTHER INCOME, NET

     Other income, net, consists of interest income on investments partially offset by interest expense, realized gains/losses on equity investments, foreign currency exchange transaction gains/losses and other miscellaneous income and expense. Other income, net, was 1.6% of total revenues in 2000, 1.3% in 1999 and 2.4% in 1998. Other income, net, increased $10.6 million, or 138.5%, in 2000. The increase was attributable to the combination of higher average investment balances and overall market interest rates offset by a full year's interest expense on our convertible notes and net foreign currency exchange transaction losses. The interest yields on investments and the relative exchange values of foreign currencies are influenced by the monetary and fiscal policies of the governments in the countries we operate. The nature, timing and extent of any impact on our financial statements resulting from changes in those governments' policies are not predictable.

NON-CASH SETTLEMENT

     On October 10, 2000, we settled a lawsuit filed by a former employee alleging his right to exercise stock options granted to him in 1996 while he was employed by us, prior to the initial public offering of our stock. The settlement resulted in the recognition of a $22.4 million non-cash, pre-tax charge during the third quarter of 2000. In a separate matter, an employee of a company we acquired in 1998 is currently disputing the cancellation of stock options received at the time of the acquisition. Vesting of these options was dependent upon continued employment; however, the employment was terminated in 2000. We maintain the former employee was not entitled to unvested stock options.

PROVISION FOR INCOME TAXES

     We recognized income tax expense in 2000 despite our net loss before income taxes, resulting in a negative effective tax rate. Our effective income tax rate in 2000 was (2.1)% compared to 51.1% in 1999 and 76.8% in 1998. The effective income tax rate in 2000, and to a lesser extent in 1999 and 1998, differed from the U.S. statutory rate primarily due to the non-deductibility of goodwill, in-process research and development and acquisition-related expenses. Other items affecting our effective tax rate during the periods presented include state taxes (net of federal tax benefits), non-deductible meals and entertainment, deferred tax asset valuation allowances and research and development tax credits. Excluding the impact of these and other items, our effective tax rates were 37.5% in 2000, 38.0% in 1999 and 38.5% in 1998.


     As of December 31, 2000 and 1999, we had net deferred tax assets totaling $356.5 million and $42.0 million. Realization of our deferred tax asset is dependent upon the U.S. consolidated tax group of companies having sufficient federal taxable income in future years to utilize our net operating loss carryforwards before they expire from 2002 through 2020. In 2000, we recognized a significant tax benefit from the exercise of stock options, which was reflected as an increase to additional paid-in capital in our financial statements. We believe it is unlikely a similar annual tax benefit of this relative magnitude from stock option exercises will be realized in a future year. Considering our current level of taxable income without a stock option tax benefit of this magnitude, we believe it is more likely than not that the deferred tax asset will be realized during the net operating loss carryforward period. A reduction in our federal taxable income could cause a portion or all of our net operating loss carryforwards to expire with a corresponding loss of the related deferred tax asset.


BASIC AND DILUTED EARNINGS PER COMMON SHARE

     Basic and diluted earnings per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per common share for entities with complex capital structures. Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share includes the dilutive effect of stock options and warrants granted using the treasury stock method, the effect of contingently issuable shares earned during the year and shares issuable under the conversion feature of our convertible notes using the if-converted method. Future weighted-average shares outstanding calculations will be impacted by the following factors:

     - The ongoing issuance of common stock associated with stock option exercises.

     - The issuance of common shares associated with our employee stock purchase plans.

     - Any fluctuations in our stock price, which could cause changes in the number of common stock equivalents included in the diluted earnings per common share calculation.

     - The issuance of common stock to effect business combinations should we enter into such transactions.

     - The issuance of common stock or warrants to effect joint marketing, joint development or other similar arrangements should we enter into such arrangements.

     - Assumed or actual conversions of debt into common stock with respect to our convertible notes.


LIQUIDITY AND CAPITAL RESOURCES



     Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of equity securities. Our liquidity and financial position at December 31, 2000 showed a 32.8% increase in working capital in 2000. Working capital was $776.7 million as of year-end 2000 and $585.0 million as of year-end 1999. The increase in working capital is primarily attributed to $192.0 million in net cash provided by operating activities. The net change in cash and cash equivalents was also positively impacted by the net effect of cash provided by proceeds from the sale of common stock to employees and exercise of stock options, offset by cash used in investing activities.



     Net cash provided by operating activities increased 120.6%, net cash used in investing activities decreased 11.8% and net cash provided by financing activities decreased 59.5% over 1999 totals. Cash and cash equivalents were $739.2 million at December 31, 2000, an increase of $284.7 million, or 62.6%, over balances at December 31, 1999. The increase was the result of $192.0 million in cash generated by operating activities and $150.3 million in cash provided by financing activities, offset by $57.7 million in cash used in investing activities. The most significant transactions which adjusted net income to net cash provided by operations for 2000 were write-offs of in-process research and development of $101.3 million, depreciation and amortization of $1.8 billion, deferred income taxes and disqualifying dispositions of $351.1 million, tax benefits from stock option exercises of $326.7 million and the net increase in accounts receivable of $132.3 million. Significant items that affected our net cash used in investing activities in 2000 were purchases of premises and equipment of $87.9 million, cash acquired in purchase transactions of $55.2 million, direct costs of purchase transactions of $41.0 million, and net maturities and sales of debt securities and equity investments of $16.9 million. The $150.3 million in cash provided by financing activities was from proceeds from the sale of common stock to employees and exercises of stock options.



     Accounts receivable, net of allowance for doubtful accounts, increased 89.4% in 2000. Days sales outstanding (DSO's) in receivables decreased to 73 days as of December 31, 2000 from 83 days as of December 31, 1999. The increase in accounts receivable was due to a 97.2% increase in total revenue. DSO's decreased due to strong collection efforts in 2000 that resulted in over $1.1 billion in actual cash collections. There is no assurance that DSO performance will remain at this level.



     We maintain two, one-year revolving lines of credit of $15.0 million with separate financial institutions that have an aggregate borrowing capacity of $30.0 million. There have been no borrowings under these agreements, which are renewable in August 2001. See Note 6 -- Borrowings in the Notes to Consolidated Financial Statements included elsewhere in this report.



     On December 10, 1999, we issued an aggregate principal amount of $350.0 million of our 5.25% convertible subordinated notes due in 2006. As of year-end 2000, none of the notes have been converted to common stock. The notes are convertible at the option of the holder into shares of our common stock at a conversion price of $38.00 per share at any time prior to maturity. On or after December 20, 2002, we have the option to redeem, in cash, all or a portion of the notes that have not been previously converted. See Note 6 -- Borrowings in the Notes to Consolidated Financial Statements included elsewhere in this report.



     In the future, we may pursue acquisition of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital depending on the nature, timing and amount of consideration to be paid.



     We expect future liquidity will be enhanced to the extent that we are able to realize the cash benefit from utilization of our net operating loss carryforwards against future tax liabilities. As of December 31, 2000, we had $931.3 million in net operating loss carryforwards, which represent up to $349.2 million in future tax benefits. The utilization of the net operating loss carryforwards is subject to limitations and various expiration dates in years 2002 through 2020.



     We believe that existing cash and cash equivalent balances, short-term investment balances, available borrowings under the revolving credit agreements and our anticipated cash flows from operations will satisfy our working capital and capital expenditure requirements for the foreseeable future. However, any material acquisitions of complementary businesses, products or technologies or joint venture arrangements could require us to obtain additional equity or debt financing.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     On January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard did not have a material effect on our financial statements.

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

RESULTS OF OPERATIONS

     The following table sets forth the percentages of total revenues represented by selected items reflected in our unaudited Condensed Consolidated Statements of Operations included elsewhere in this proxy statement/prospectus. The quarter-to-quarter comparisons of financial results are not necessarily indicative of future results.


                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ---------------
                                                               2001     2000
                                                              ------    -----
Revenues:
  Software licenses.........................................    59.2%    61.0%
  Services..................................................    26.2     25.1
  Maintenance...............................................    14.6     13.9
                                                              ------    -----
          Total revenues....................................   100.0    100.0
Costs and expenses:
  Cost of revenues:
     Cost of software licenses..............................     6.1      2.9
     Amortization of acquired technology....................     3.4       --
     Cost of services and maintenance.......................    23.3     22.1
  Sales and marketing.......................................    39.5     35.5
  Research and development..................................    21.1     21.4
  General and administrative................................     8.3      8.9
  Amortization of intangibles...............................   212.3       --
  In-process research and development and
     acquisition-related expenses...........................     1.3      0.3
                                                              ------    -----
          Total costs and expenses..........................   315.3     91.1
                                                              ------    -----
Operating income (loss).....................................  (215.3)     8.9
Other income (expense), net.................................    (3.8)     1.3
                                                              ------    -----
Income (loss) before income taxes...........................  (219.1)    10.2
Provision (benefit) for income taxes........................    (2.0)     3.9
                                                              ------    -----
Net income (loss)...........................................  (217.1)%    6.3%
                                                              ======    =====


REVENUES

     Total revenues increased $170.3 million, or 91.4%, during the three months ended March 2001 compared to the same period in 2000. These increases resulted from the expansion of our product offerings; increased demand for our products and services, particularly from our existing customer base; increased sales activities resulting from additional sales representatives; and additional revenues generated by acquired businesses. We derived substantially all of our revenues from licenses associated with our software products and content databases and related services and maintenance.

     Software Licenses. Software license revenues constituted 59.2% of total revenues during the three months ended March 31, 2001, compared to 61.0% for the same period in 2000. Software license revenues increased $97.5 million, or 85.9%, during the three months ended March 31, 2001, compared to the same period in 2000. The increase in software license revenues over the comparable periods was due to:

     - Expansion of product offerings.

     - Increased demand for our products and services from our existing customer base.

     - Increased sales activities resulting from increases in direct sales representatives and strategic alliances with industry partners.

     - Increased customer awareness and interest in our product offerings.

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     As a result of the above items, the number of recognized software license transactions increased to 102 transactions for the three months ended March 31, 2001 from 88 transactions for the same period in 2000, an increase of 15.9%. License revenue generated from our existing customer base totaled 73.6% of total license revenue for the three months ended March 31, 2001 compared to 42.1% for the same period in 2000. The average size of individual license transactions increased 50.1% to $1.9 million for the three months ended March 31, 2001 from $1.3 million for the same period in 2000. Additionally, the number of individual software license transactions in excess of $1.0 million increased 7.4% to 29 transactions for the three months ended March 31, 2001 from 27 transactions for the same period in 2000. Our direct sales channel is responsible for most of our license revenue.

     Although we believe direct sales will continue to account for most of our software license revenues for the foreseeable future, our strategy is to continue to increase the level of indirect sales activities. We expect sales of our software products through, or in conjunction with, sales alliances, distributors, resellers and other indirect channels to increase as a percentage of software license revenues; however, there can be no assurance that our efforts to expand indirect sales will be successful or will continue in the future.

     Services. Service revenues constituted 26.2% of total revenues during the three months ended March 31, 2001, compared to 25.1% during the same period in 2000. Service revenues as a percentage of total revenues have fluctuated, and are expected to continue to fluctuate on a year-to-year basis, as revenues from the implementation of software are not generally recognized in the same period as the related license revenues. As large licenses or a significant number of smaller licenses are sold near the end of a given period, the relative proportion of services revenues to total revenues will increase in subsequent periods as services related to implementation are performed.


     Service revenues increased $46.4 million, or 98.9%, during the three months ended March 31, 2001, compared to same period in 2000. The increases in service revenues were due to an increase in the number of solutions sold and resulting demand for consulting and implementation services. The increases were also due to expanded use of third-party consultants as subcontractors to provide implementation services to our customers. This has allowed us to increase our penetration into various international and targeted vertical markets.


     Maintenance. Maintenance revenues increased to 14.6% of total revenues during the three months ended March 31, 2001, from 13.9% during the same period in 2000. Maintenance revenues increased $26.4 million, or 102.1%, during the three months ended March 31, 2001, compared to the same period in 2000. In 2000, we began offering new, tiered levels of maintenance with proportionately higher fees for higher levels of service. The increases in maintenance revenues were also due to continued increases in software license sales and renewals of maintenance agreements from prior license sales.

     International Revenues. Our international revenues are primarily generated from customers located in Europe, Asia, Canada and Latin America. International revenues totaled $135.7 million, or 38.1% of total revenues, during the three months ended March 31, 2001, increasing from $64.7 million, or 34.8% of total revenues, during the same period in 2000. The increase in international revenues is consistent with our efforts to expand our international presence and sales efforts. We believe continued growth and profitability will require further expansion in international markets. We have expended and will continue to expend substantial resources to expand our international operations.


COSTS AND EXPENSES



     Cost of Software Licenses.  Cost of software licenses consists of:



     - Commissions paid to third parties in connection with joint marketing and other related agreements.



     - Royalty fees associated with third-party software.



     - Costs related to user documentation.



     - Costs related to reproduction and delivery of software.


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


     Cost of software licenses as a percentage of related revenue was 10.3% and 4.7% during the three months ended March 31, 2001 and 2000. Cost of software license increased $16.4 million, or 306.5%, during the three months ended March 31, 2001, compared to the same period in 2000. The increases in cost of software licenses, both as a percentage of software license revenue and in dollar amount, are due to increases in commissions paid to third parties in connection with joint marketing efforts and other sales assistance, and increases in the amount of royalty fees associated with third-party software.



     Amortization of Acquired Technology. In connection with our acquisitions in 2000, we acquired developed technology that we offer as a part of our integrated solutions. Amortization of the capitalized acquired technology totaled $12.3 million during the three months ended March 31, 2001. In accordance with SFAS No. 86, "Accounting for Computer Software to Be Sold, Leased, or Otherwise Marketed," the amortization expense is included as a part of our cost of revenues because it relates to software products that are marketed to others.


     Cost of Services and Maintenance. Cost of services and maintenance as a percentage of related revenues was 57.1% and 56.5% during the three months ended March 31, 2001 and 2000. The total cost of services and maintenance increased $42.0 million, or 102.3%, during the three months ended March 31, 2001, compared to the same period in 2000. The increases in both dollar amount and percent of revenue are attributable to increases in the number of consultants, product support and training staff and increased use of third-party consultants to provide implementation services. The accretive effect on service revenues related to newly hired consultants generally lags behind the immediate cost impact of adding to our headcount.

     Sales and Marketing Expenses. Sales and marketing expenses increased $74.4 million, or 112.4%, during the three months ended March 31, 2001, compared to the same period in 2000. The increases were due to:

     - An increased number of direct sales representatives to 603 at March 31, 2001, up from 328 at March 31, 2000. This represents an 83.8% increase in our direct sales force over the comparable periods.

     - Increased sales commissions due to higher revenues.

     - Increased marketing and promotional activities due to the expansion of our suite of supply chain and marketplace solutions and our expansion into new international markets.


     Research and Development Expenses. Research and development expenses increased $35.4 million, or 88.8%, during the three months ended March 31, 2001, compared to the same period in 2000. Research and development expenses as a percentage of total revenues decreased to 21.1% in the first quarter of 2001 from 21.4% in the first quarter of 2000. The decrease in research and development expenses as a percentage of total revenues resulted from our ability to leverage our resource base to support a larger organization. The increases in the dollar amount of research and development expenses were due to increased research and development personnel by approximately 97.9% over the comparable periods. As of March 31, 2001, our research and development headcount totaled approximately 2,000, up from approximately 1,000 at March 31, 2000. Approximately 600 employees included in this increase were added as a result of our acquisition of Aspect.


     General and Administrative Expenses. General and administrative expenses increased $13.1 million, or 78.8%, during the three months ended March 31, 2001, compared to the same period in 2000. General and administrative expenses as a percentage of total revenues decreased to 8.3% in the first quarter of 2001 from 8.9% in the first quarter of 2000. The increases in the dollar amounts of general and administrative expenses were primarily due to the cost of supporting a 90.4% increase in personnel in over the comparable periods, as well as increases in the number and size of our facilities and equipment related to our corporate headquarters. The decrease in general and administrative expenses as a percentage of total revenues resulted from our ability to leverage our resource base to support a larger organization. We expect to hold

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

general and administrative expenses relatively flat as a percentage of revenue and to leverage our existing resource base to support our current operations.

     Amortization of Intangibles. Details of our acquisition of Trade Service Corporation, or TSC, during the first quarter of 2001 are presented in Note
2 -- Business Combinations and Asset Acquisitions in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.


     Amortization of intangibles, including amortization of goodwill, related to acquisitions totaled $756.7 million during the three months ended March 31, 2001. Under current accounting guidance, amortization of these intangibles will continue through 2004. In February 2001, the Financial Accounting Standards Board issued a revision to a previously issued exposure draft covering business combinations proposing new accounting guidance related to goodwill that would change the amortization methodology. See Note 7 -- New Accounting Standards in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.



     All of our goodwill is associated with the entire company rather than any specific identifiable asset or product line. Each quarter we evaluate whether an impairment of this enterprise goodwill may exist by comparing the book value of the our common stock to the product of (i) the number of shares of common stock issued and outstanding at the end of the quarter and (ii) the market price of the common stock at the end of the quarter. If the product of shares and market price exceeds the book value, impairment does not exist. If the product of shares and market price is less than book value, we evaluate whether the condition is other than temporary based (i) primarily on whether fluctuations in the company's stock price subsequent to the quarter-end result in a product of shares and market price that exceeds book value and (ii) on all other available evidence. If the product of shares and market price is continuously less than book value based on daily closing market prices for the prior six months, we evaluate whether the condition is other than temporary considering all other available evidence. If we determine the condition is other than temporary, additional amortization is recorded for the impairment, equal to the excess book value at the end of the quarter.



     We may record an additional goodwill amortization charge as of the end of any quarter, when the product of the number of shares issued and outstanding and the closing market price of our common stock is less than the book value of our common stock. We do not believe that we can predict our common stock price and accordingly, are unable to predict when, if ever, such additional goodwill amortization might be recorded. At March 31, 2001, we had 410.8 million common shares issued and outstanding with a book value of $7.7 billion. Therefore, our common stock price would had to have been below $18.86 per share before consideration would have been given to recording additional goodwill amortization. At March 31, 2001, our common stock price was $14.50. No impairment loss was recognized because we believed, after considering all available evidence, the condition to be a temporary decline in the price of our stock caused by market volatility as prior to March 31, 2001, the product of shares and market price exceeded book value for substantially the entire preceding six months and subsequent to March 31, 2001 the product of shares and market price exceeded book value on numerous occasions. Future calculations of whether an impairment may exist will be affected by any future issuances or purchases of common stock, by amortization of existing goodwill, by any goodwill recorded in connection with future acquisitions, by any other changes to the book value of our common stock, and by our future common stock price.



     In-Process Research and Development and Acquisition-Related
Expenses. Technology or business acquisitions may include the purchase of technology that has not yet been determined to be technologically feasible and has no alternative future use in its then-current stage of development. The portion of the purchase price allocated to in-process research and development is expensed immediately upon the consummation of the acquisition. In making the purchase price allocation, we consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process technology is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash


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


flows to their present value. The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by our competitors and us. The resulting net cash flows from such projects are based on our estimates of cost of sales, operating expenses, and income taxes from such projects. Details of in-process research and development and acquisition-related expenses related to our acquisition of TSC are presented in Note 2 -- Business Combinations and Asset Acquisitions in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.



     The write-off of acquired in-process research and development totaled $4.7 million during the three months ended March 31, 2001. This amount is related to the acquisition of TSC. We expect to continue to expand through acquisitions and the resulting write-off of process research and development could vary significantly from quarter to quarter.


OTHER INCOME (EXPENSE), NET

     Other income (expense), net, consists of interest income on investments partially offset by interest expense, realized gains/losses on equity investments, foreign currency exchange transaction gains/losses, gains/losses on foreign currency exchange forward contracts and other miscellaneous income and expense. During the three months ended March 31, 2001, we recognized net other expenses of $13.5 million compared to net other income of $2.5 million during the same period in 2000. Other income (expense), net, for the first quarter of 2001, included net realized losses on equity investments of $18.2 million which included the write-down of the carrying basis of certain equity investments as a result of significant declines in the fair value and expected realizable amounts of these investments. Excluding these losses, we would have realized net other income of $4.7 million. The increase in other income, net, excluding losses on equity investments, was attributable to increased interest income from of higher average investment balances partly offset by an increase in net foreign currency exchange transaction losses. The interest yields on investments and the relative exchange values of foreign currencies are influenced by the monetary and fiscal policies of the governments in the countries we operate. The nature, timing and extent of any impact on our financial statements resulting from changes in those governments' policies are not predictable.

PROVISION FOR INCOME TAXES

     We recognized an income tax benefit of $6.9 million during the three months ended March 31, 2001, compared to an income tax expense of $7.4 million during the same period in 2000. Our effective income tax rate in the first quarter of 2001 was 0.9% compared to 38.6% in the first quarter of 2000. The effective income tax rate during the three months ended March 31, 2001, and to a lesser extent in the same period in 2000, differed from the U.S. statutory rate primarily due to the non-deductibility of goodwill, in-process research and development and acquisition-related expenses. Other items affecting our effective tax rate during the periods presented include state taxes (net of federal tax benefits), non-deductible meals and entertainment, deferred tax asset valuation allowances and research and development tax credits. Excluding the impact of these and other items, our effective tax rates were 36.0% and 37.5% during the three months ended March 31, 2001 and 2000.


     As of March 31, 2001 and December 31, 2000, we had net deferred tax assets totaling $391.8 million and $356.5 million. Realization of our deferred tax asset is dependent upon the U.S. consolidated tax group of companies having sufficient federal taxable income in future years to utilize our net operating loss carryforwards before they expire from 2002 through 2021. In 2000, we recognized a significant tax benefit from the exercise of stock options, which was reflected as an increase to additional paid-in capital in our financial statements. We have not realized a significant tax benefit from stock option exercises in 2001 and believe it is unlikely a similar annual tax benefit of this relative magnitude from stock option exercises will be realized this year or in a future year. Considering our current level of taxable income without a stock option tax benefit of this magnitude, we believe it is more likely than not that the deferred tax asset will be realized during the net operating loss carryforward period. A reduction in our federal taxable income


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


could cause a portion or all of our net operating loss carryforwards to expire with a corresponding loss of the related deferred tax asset.



BASIC AND DILUTED EARNINGS PER COMMON SHARE



     Basic and diluted earnings per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per common share for entities with complex capital structures. Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share includes the dilutive effect of stock options and warrants granted using the treasury stock method, the effect of contingently issuable shares earned during the year and shares issuable under the conversion feature of our convertible notes using the if-converted method. Future weighted-average shares outstanding calculations will be impacted by the following factors:



     - The ongoing issuance of common stock associated with stock option exercises.



     - The issuance of common shares associated with our employee stock purchase plans.



     - Any fluctuations in our stock price, which could cause changes in the number of common stock equivalents included in the diluted earnings per common share calculation.



     - The issuance of common stock to effect business combinations should we enter into such transactions.



     - The issuance of common stock or warrants to effect joint marketing, joint development or other similar arrangements should we enter into such arrangements.



     - Assumed or actual conversions of debt into common stock with respect to our convertible notes.



LIQUIDITY AND CAPITAL RESOURCES


     Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of equity securities. Our liquidity and financial position at March 31, 2001 showed a 3.5% decrease in working capital in the first quarter of 2001. Working capital was $750.6 million as of March 31, 2001 compared to $776.7 million as of December 31, 2000. The decrease in working capital was primarily the result of the investment of $30.1 million in long-term debt securities. We have historically invested excess cash in short-term investment instruments; however, as a result of declining market interest rates during the quarter, we reinvested a portion of our available funds in higher-yielding, longer-term investment instruments, all of which have original maturities of less than two years.

     During the three months ended March 31, 2001, net cash provided by operating activities decreased $28.0 million, net cash used in investing activities increased $2.4 million and net cash provided by financing activities decreased $4.4 million compared to totals for the same period in 2000. Cash and cash equivalents were $706.3 million at March 31, 2001, a decrease of $32.9 million, compared to balances at December 31, 2000. The decrease was primarily the result of $38.7 million in cash generated by operating activities and $7.5 million in cash provided by financing activities, offset by $78.6 million in cash used in investing activities.

     The most significant transactions which adjusted net income to net cash provided by operations in the first quarter of 2001 were depreciation and amortization of $780.4 million, deferred income taxes and disqualifying dispositions of $46.0 million, tax benefits from stock option exercises of $31.8 million, losses on equity investments of $18.2 million, bad debt expense of $12.5 million, the net change in accounts receivable of $16.7 million and the net change in accrued liabilities of $17.5 million.

     Significant items that affected our net cash used in investing activities in the first quarter of 2001 were purchases of premises and equipment of $24.3 million, cash paid in purchase transactions of $4.8 million and net purchases of debt securities and equity investments of $45.5 million.

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     The $7.5 million in cash provided by financing activities in the first quarter of 2001 was from $32.2 million in proceeds from the sale of common stock to employees and exercises of stock options, offset by $24.7 million paid on a note acquired in the acquisition of TSC.

     Accounts receivable, net of allowance for doubtful accounts, increased 1.7% for the first quarter of 2001. Days sales outstanding (DSO's) in receivables increased to 77 days as of March 31, 2001 from 73 days as of December 31, 2000. There is no assurance that DSO performance will remain at this level.

     We maintain two, one-year revolving lines of credit of $15.0 million with separate financial institutions that have an aggregate borrowing capacity of $30.0 million. There have been no borrowings under these agreements, which are renewable in August 2001.

     On December 10, 1999, we issued an aggregate principal amount of $350.0 million of our 5.25% convertible subordinated notes due in 2006. As of March 31, 2001, none of the notes have been converted to common stock. The notes are convertible at the option of the holder into shares of our common stock at a conversion price of $38.00 per share at any time prior to maturity. On or after December 20, 2002, we have the option to redeem, in cash, all or a portion of the notes that have not been previously converted.

     In connection with our acquisition of TSC on March 23, 2000, we issued a convertible promissory note for approximately $56.1 million with a 7.5% coupon payable in cash annually. The note matures on September 23, 2003. After March 23, 2002 and prior to maturity, we may convert the note into shares of our common stock. The holder of the note may convert the note into shares of our common stock at any time prior to maturity provided the average of the last sale prices of our common stock as reported on the Nasdaq National Market for the three consecutive trading days immediately prior to the conversion date exceeds $60.00 per share. Details of the note are presented in Note 2 -- Business Combinations and Asset Acquisitions in the notes to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

     In the future, we may pursue acquisition of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital depending on the nature, timing and amount of consideration to be paid.

     We expect future liquidity will be enhanced to the extent that we are able to realize the cash benefit from utilization of our net operating loss carryforwards against future tax liabilities. As of March 31, 2000, we had $1.0 billion in net operating loss carryforwards, which represent up to $370.8 million in future tax benefits. The utilization of the net operating loss carryforwards is subject to limitations and various expiration dates in years 2002 through 2021.

     We believe that existing cash and cash equivalent balances, short-term investment balances, available borrowings under the revolving credit agreements and our anticipated cash flows from operations will satisfy our working capital and capital expenditure requirements for the foreseeable future. However, any material acquisitions of complementary businesses, products or technologies or joint venture arrangements could require us to obtain additional equity or debt financing.

SENSITIVITY TO MARKET RISKS

     Foreign Currency Risk. Revenues originating outside of the United States totaled 38.1% of total revenues during the three months ended March 31, 2001. Due to the fact that we conduct business on a global basis in various foreign currencies, we are exposed to adverse movements in foreign currency exchange rates. In January 2001, we established a foreign currency hedging program utilizing foreign currency forward exchange contracts to hedge various nonfunctional currency exposures. The objective of this program is to reduce the effect of changes in foreign currency exchange rates on our results of operations. Furthermore, our goal is to offset foreign currency transaction gains and losses recorded for accounting purposes with gains and losses realized on the forward contracts. Details of our foreign currency risk management program are presented in Note 6 -- Foreign Currency Risk Management in the notes to
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our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

     Interest Rate Risk. Our investments are subject to interest rate risk. Interest rate risk is the risk that our financial condition and results of operations could be adversely affected due to movements in interest rates. We invest our cash in a variety of interest-earning financial instruments, including bank time deposits, money market funds and taxable and tax-exempt variable rate and fixed rate obligations of corporations, municipalities and local, state and national governmental entities and agencies. These investments are denominated in U.S. dollars. Cash balances in foreign currencies overseas are operating balances and are invested in short-term time deposits of the local operating bank.

     Due to the demand nature of our money market funds and the short-term nature of our time deposits and debt securities portfolio, these assets are particularly sensitive to changes in interest rates. As of March 31, 2000, 75.1% of our debt securities and time deposits had original maturities of three months or less, while 16.8% had original maturities between three months and one year. If these short-term assets are reinvested in a declining interest rate environment, we would experience an immediate negative impact on other income. The opposite holds true in a rising interest rate environment. The Federal Reserve Board influences the general market rates of interest. Since December 31, 2000, the Federal Reserve Board has decreased the discount rate by 200 basis points, which has led to a general decline in market interest rates. As a result, the weighted-average yield on interest-earning investments held as of March 31, 2001 was 5.40% compared to 6.8% for investments held as of December 31, 2000. The decrease in the weighted-average yield on interest-earning investments resulted as the majority of the investments held as of December 31, 2000 matured during the first quarter of 2001. Market yields available on similar investment instruments had declined significantly as a result of the Federal Reserve Board's recent actions. To partly compensate, we invested a portion of our available funds in longer-term investment instruments carrying higher yields in comparison to similar instruments with shorter terms to maturity.

     Market Price Risk. In addition to investments in debt securities, we maintain minority equity investments in various privately held and publicly traded companies for business and strategic purposes. Our investments in publicly traded companies are subject to market price volatility. As a result of market price volatility, we experienced a $4.0 million net after-tax unrealized loss during the first quarter of 2001 on these investments. We also wrote-down, by $9.8 million, the carrying basis of certain equity investments in publicly traded companies as a result of significant declines in the fair value of these investments. Our ability to sell certain equity positions is restricted because the shares held may not have been registered or other contractual agreements. We may implement hedging strategies using put and call options to fix our gains and limit our losses in certain equity positions until such time as the investments can be sold. During the first quarter of 2001, we hedged an unrealized gain position in one of our equity holdings using a combination of put and call options. Subsequent to placing our hedge, the fair value of this investment declined $2.5 million and we adjusted its carrying basis accordingly. The fair value of the hedging instruments, which totaled $2.4 million, was recorded as an asset. A loss of $0.1 million from hedge ineffectiveness was included in earnings. The fair value of our investments in publicly traded companies totaled $23.0 million at March 31, 2001. The fair value of these investments would be $20.7 million given 10% decreases in each stock's price.

     We have invested in numerous privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky as the market for technologies or products they have under development are typically in the early stages and may never materialize. Further, market conditions for these types of investments have been deteriorating of late. We could lose our entire investments in these companies. As of March 31, 2001, our investments in privately held companies totaled $32.0 million. During the first quarter of 2001, we wrote-down, by $8.3 million, the carrying basis of certain equity investments in privately held companies as a result of significant declines in the expected realizable amounts of these investments.

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                                 i2 -- BUSINESS

OUR COMPANY


     i2 is a leading provider of dynamic value chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. Our solutions are designed to help enterprises improve efficiencies, collaborate with suppliers and customers, respond to market demands and engage in dynamic business interactions over the Internet. Our products consider the conditions of companies to optimize key business processes -- from product design to customer relationships. Our products are designed to help customers, partners, suppliers and service providers conduct business together and offer a technology infrastructure supporting collaboration, commerce and content. Our product suites include software solutions for supply chain management, supplier relationship management and customer relationship management. We also provide content and content management solutions as well as a platform for integration and administration of private and public electronic marketplaces. Our product suites may be used by our customers to align their value chain to serve their customers. We also provide services such as consulting, training and maintenance in support of these offerings.


     As part of our strategic plan, we have invested in companies to acquire software and other products that complement ours. On June 9, 2000, we completed the acquisition of Aspect Development, Inc., a developer of collaborative solutions for business-to-business marketplaces. Prior to the acquisition of Aspect, we acquired SupplyBase, Inc., a developer of interactive database products, services and supply chain management tools on April 28, 2000. These acquisitions were accounted for using the purchase method and have enabled us to quickly advance our content market offering.


     On March 23, 2001, we completed our acquisition of Trade Service Corporation, a leading provider of maintenance, repair and overhaul (MRO) content and its affiliate ec-Content, Inc., which develops and manages content for digital marketplaces, e-procurement and supplier syndication. We purchased all the outstanding stock of both companies for approximately $79.3 million, including acquisition related costs. The total purchase price includes $5.0 million in cash, 800,000 shares of our common stock with a fair market value of $12.4 million when issued, a convertible promissory note to be issued at $60.9 million and approximately $1.0 million in acquisition costs. This acquisition was accounted for as a purchase business combination; accordingly, the results of operations of Trade Service Corporation and ec-Content was included with our results of operations since March 23, 2001.


     We provide dynamic software solutions to leading companies in industries such as aerospace and defense, automotive, chemicals, durable and non-durable consumer goods, high-tech hardware, software and electronics, industrial equipment, logistics, metals, pulp and paper, pharmaceuticals, retail, semiconductors, textiles and apparel and telecommunications. We have over 1,000 global customers in a wide variety of industries. Our customers include:

                               Avnet                           Barnes & Noble
Apple Computer                 Bristol-Myers Squibb            British American Tobacco
Bax Global                     Canon                           Caterpillar
Case                           Corus (formerly British         Dana Corporation
Corning                        Steel)                          Ericsson
Dell                           Dole                            Frito-Lay
Emerson                        Ford                            Hewlett-Packard
General Electric               General Motors                  Johnson and Johnson
Hitachi                        IBM                             Mitsubishi
K-Mart                         Merck                           Nokia
Motorola                       NEC                             Philips
Nortel                         Penske-Logistics                Sony
Samsung                        Siemens                         Timex
Texas Instruments              3M                              US Steel
Toshiba                        UPS
VF Corporation                 Whirlpool

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

     Our executive offices are located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234, and our telephone number is (469) 357-1000.

INDUSTRY BACKGROUND

     Today's increasingly competitive business environment has forced many companies in diverse industries to increase efficiencies while improving flexibility and responsiveness to changing market conditions. In addition to facing higher competitive standards with respect to product quality, variety and price, businesses also recognize the need to shorten lead times, adjust production for frequent changes in customer requirements and quote more accurate and reliable delivery dates. Furthermore, a company's trading network may span multiple continents, requiring suppliers in one part of the world to collaborate with a plant in another to serve customers in yet a third location. These forces are prompting companies to collaborate with a broad range of suppliers and customers to improve efficiencies across multi-enterprise value chains and marketplaces.

     In the past, companies have sought to address the changing business environment by investing in enterprise resource planning (ERP) systems and first generation e-commerce systems; however, these systems do not provide the forward visibility and high-speed decision-support capabilities required by many businesses today. To increase competitiveness, many companies are looking for a comprehensive suite of products that provide tools for improved visibility, fast and accurate decision-making, and execution across all critical processes.

     The growth of the Internet and the proliferation of software applications, such as applications for supply chain management, supplier relationship management, and customer relationship management, are accelerating many companies' efforts to increase efficiencies by enabling a platform-independent communications network. This platform independence has prompted demands for a dynamic, open and integrated environment among customers, suppliers, and designers. In response to these evolving market forces, many companies have sought to re-engineer their business processes to reduce manufacturing cycle times, shift from mass production to order-driven manufacturing, increase the use of outsourcing and share information more readily with vendors and customers over the Internet.

THE i2 SOLUTION

     We provide our customers with dynamic software solutions and services designed to optimize and integrate key business processes including supply chain management, customer relationship management and supplier relationship management. Our solutions are also capable of web-based, real-time collaboration and order fulfillment capabilities in both business-to-business and business-to-consumer exchanges. Customers are using our solutions to design or re-engineer their business models in pursuit of increased market share and enhanced competitiveness.


     Our products are built upon our foundation of advanced planning, optimization and execution capabilities. Our products can help build competitive advantage and profitability by combining operational excellence, customer intimacy and product leadership.


     Our approach to customer relationships is centered on the creation of value for our customers. As part of this dedication to providing value for our customers, in 1995, we established a goal of generating more than $50 billion in total value through growth and savings for our customers by 2005. In 2000, we increased our goal to provide $75 billion in total value by 2005. We have reported over $16 billion of value delivered to date toward this goal.

i2 -- A HISTORY OF INNOVATION

     We have offered supply chain management solutions since the company was founded 13 years ago. Our founders, Sanjiv Sidhu and Ken Sharma, developed a dynamic solution to optimize the flow of materials within a factory. This solution, Factory Planner, was our flagship product and it has assisted our

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

customers in maximizing the profitability of their factories while reducing their materials and inventory costs.

     We then expanded this solution to the extended supply chain, which includes multiple factories, distribution centers, warehouses and logistics, and added solutions for demand planning and fulfillment. We have continued to apply innovative solutions to the extended supply chain, supplier relationship and customer relationship processes and functions. To facilitate the design of new products, we provide customers with solutions that are able to more efficiently source and procure materials and components from suppliers, contract with suppliers, and make design decisions knowing how they will affect existing products and the total product portfolio supply chain. We offer solutions for managing the order-to-cash cycle in customer relationship management, aimed at customer concerns regarding product selection, prices, availability of products, order management and settlement on orders.

     As the business environment evolved, we introduced marketplace services consisting of a portfolio of shared information services to enable public and private digital trading communities to optimize both planning and trading processes. These services are designed to provide enhanced decision making and transaction execution within business-to-business and business-to-consumer environments, from collaboration with strategic partners to fulfilling and tracking multi-vendor orders for customers. Private trading communities address a known set of participants, such as a company and its customers, suppliers or service providers. Public trading communities offer open participation for a target industry.

PRODUCTS


     Our products operate as flexible, integrated solutions and are available in single and multi-site configurations, with various extensions. Our solutions are designed to assist our customers in improving current business processes, return on assets, profitability and customer service levels. As a result of these and other advantages, our solutions are designed to help customers increase market share, enhance their competitive advantage and deliver on their promises to their customers. Our primary products are contained in the following groups: i2 Supply Chain Management, i2 Customer Relationship Management, i2 Supplier Relationship Management, i2 Content, i2 Platform and TradeMatrix Open Commerce Network.



     i2 Supply Chain Management(TM) (SCM). The i2 SCM suite helps businesses coordinate the movement of goods and materials through the supply chain, to product delivery and to the customer. Using the i2 SCM suite, a business can estimate future demand for its products to enable planners to more accurately estimate future supply needs. As a result, businesses can make better decisions about how much of what products to make, when, and what parts to have in inventory to make those products. The i2 SCM suite also extends to the planning of procurement, production, logistics and services. We also recently announced Pronto(TM) as a part of our SCM product group. Pronto is a supplier enablement solution for mid-market companies that allows suppliers to participate in the extended supply chain with their customers. Pronto is designed to enable suppliers to respond to their customers with reliable and profitable supply commitments.


     i2 Customer Relationship Management(TM) (CRM). The foundation of the i2 CRM suite drives the order management and fulfillment processes of managing customer relationships, providing visibility into inventory so a company can make accurate promises and deliver in the fastest way at the lowest cost. From this base, the i2 CRM suite provides solutions for marketing, sales and service, including such functionality as campaign management, opportunity qualification and management, product configuration, pricing, order management, service asset management, service scheduling and dispatch.

     i2 Supplier Relationship Management(TM) (SRM). The i2 SRM suite is an integrated suite of business-to-business design, sourcing and procurement capabilities that enables companies and their suppliers to collaboratively create and manufacture better products faster, at lower cost. The strategic solutions in the i2 SRM suite provide decision-support and optimization tools that help companies improve decision-making on supplies and the parts to use in products. During product development, the i2 SRM suite optimizes designs by considering sourcing and supply chain constraints, as well as allowing design
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

collaboration when outsourcing manufacturing or custom parts. During procurement, the i2 SRM suite enables companies to define sourcing strategy to reduce supply risks and costs, negotiate terms and streamline the requisitioning and buying of both direct and indirect materials.

     i2 Content. Content is the knowledge behind e-business decisions and the information about items and suppliers that can be used to describe, search, compare, buy or select an item. Without content, e-commerce is impossible. The i2 Content solution consists of content management software, content services and reference content. Our content management software provides publication, subscription, management and syndication functionality for marketplaces and enables the searching of multiple marketplaces, the indemnification of parts or services that match both technical and price criteria and the delivery of business-to-business content services via the Internet. Additionally, our content management software provides a standards-based method for content exchange and collaboration among trading partners and marketplaces.

     Content services provided with i2 Content include legacy data conversion services and custom content creation-capabilities that enable enterprises and marketplaces to access needed part, component and supplier data.

     Our reference content contains over 20 million part, component and item-specific records from thousands of suppliers worldwide and provides detailed technical and pricing information about the available products and the suppliers that are connected to the marketplace. Our reference content also provides technical information to selected parts -- searchable by form, fit or function.


     i2 Platform(TM). The i2 Platform enables companies to design, deploy, operate and monitor e-marketplaces with security, reliability and scalability. It is a flexible, open, standards-compliant, integrated system that provides the infrastructure, administration services and intelligence for marketplace owners. The i2 Platform:


     - supports e-business interactions from auctions, to collaboration, to inter-enterprise planning;

     - provides a multi-enterprise supply chain model to enable collaborative decision-support across multiple business partners;

     - provides open, standard messaging; and

     - leverages existing information technology infrastructure.


     TradeMatrix Open Commerce Network(TM). TradeMatrix Open Commerce Network is a web of private and public marketplaces whereby participants can gain access to an expanded population of business partners and customers as well as an expanded set of e-business services. TradeMatrix Open Commerce Network is intended to address the e-marketplace and partner connectivity challenges faced by businesses. TradeMatrix Open Commerce Network extends the i2 SRM, SCM and CRM solutions to gain access to real-time information from trading partners and marketplaces.


PRODUCT DEVELOPMENT


     We originally introduced our RHYTHM software in 1992 and subsequently have added many new products and product enhancements. We rebranded RHYTHM solutions as i2 solutions in 2000, unifying it within the i2 TradeMatrix framework. We have adopted a strategy of periodically reinventing our products to meet our customers' needs and we strive to ensure that each new generation of our products are compatible with previous releases. We focus our ongoing product development efforts on broadening or deepening the functionality of our core products and services to address new industries, marketplaces and geographic markets. These services and solutions are evolving and have been developed using an architecture for e-business that is: (1) modular, so components may be easily substituted; (2) flexible, to quickly respond to changing business conditions;
(3) open, to support multiple protocols; and (4) scalable, to handle the large volumes of queries and transactions that are typical in a business environment.


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

     Our internal development staff has developed our products through project teams focused on independent components of the software under development. We maintain product release planning procedures to ensure integration, testing and version control among the different project development teams. We maintain development centers in various cities in the U.S. and in Canada, Finland, India and the United Kingdom.

     Research and development expenses totaled $217.9 million in 2000, $132.3 million in 1999 and $94.2 million in 1998. While we have continued to focus on development of new and enhanced products, research and development expenses have declined as a percentage of revenues in recent periods. Research and development expenses were 19.3% of total revenues in 2000, down from 23.2% in 1999 and 25.5% in 1998.

CUSTOMER SERVICE AND SUPPORT

     We believe that providing high levels of customer service and technical support are necessary to achieve customer satisfaction and continued license sales and revenue growth. We have expanded our service and support centers geographically and now have support centers in the U.S. and in Australia, Belgium, Brazil, Canada, Denmark, France, Germany, India, Japan, Mexico, Singapore, South Africa, Taiwan and the United Kingdom. Accordingly, we are committed to continue recruiting and maintaining a high-quality technical support team. Our customer service and support activities consist of the following:

          Consulting. We offer our customers on-site consulting services aimed at assisting in the implementation of our solutions and services and integration with the customers' existing systems. These consulting services are concentrated on making implementation cost-effective for customers by enabling them to independently perform as many of the integration tasks as possible. We also leverage the use of global third-party consulting firms to more rapidly penetrate our target markets.

          Training. We offer education and training programs for our customers and our third-party implementation providers. Classes are offered at our offices and at customer locations. These classes focus on the fundamental principles of our software products as well as implementation and use.

          Maintenance and Product Updates. We provide ongoing product support services for our solution suites. Maintenance contracts are typically sold to customers at the time of the initial license and may be renewed for additional periods. Our maintenance agreements with our customers provide product updates and enhancements to the products purchased by the customer. Ongoing support and maintenance services are available on a seven-day week, 24-hour day basis, if desired.

          Hosting Services. Customers can choose to have certain i2 software hosted through a third party, including our current certified hosting providers, IBM and Sabre. We offer a variety of services to our customers using third-party hosting providers, including the initial configuration, upgrades and managed services for the hosted environment.

SALES AND MARKETING

     We sell our software and services through our direct sales organization augmented by other sales channels, including e-business providers and systems consulting and integration firms. Our direct sales organization consists of sales representatives and pre-sales consultants supported by personnel with industry experience in aerospace and defense, automotive, chemicals, durable and non-durable consumer goods, high-tech hardware and electronics, industrial equipment, logistics, metals, pulp and paper, pharmaceuticals, retail, semiconductors, textiles and apparel and telecommunications.

     We currently have joint marketing agreements with over 60 software vendors and e-business providers, including Broadvision, IBM and Siebel, and nearly 80 systems consulting and integration firms, including Accenture, A. T. Kearney, Cap Gemini Ernst & Young, EDS, Deloitte & Touche, IBM Global Services and PricewaterhouseCoopers. These joint marketing agreements generally provide the vendors with non-exclusive rights to market our products and access to our marketing materials and product training. By using these indirect sales channels, we seek to capitalize on the installed base of other e-business providers
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

and obtain favorable product recommendations from systems consulting and integration firms, thereby increasing the market coverage of our products. We have also negotiated contracts to receive a specified fee from other software providers when these companies offer their products to customers through our i2 TradeMatrix Platform.

INTERNATIONAL OPERATIONS

     We have international offices in Australia, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, India, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan and the United Kingdom. Total assets related to our international operations accounted for 3.8% of our total consolidated assets (20.2% of total consolidated assets excluding intangible assets) as of December 31, 2000. In 2000, international revenues accounted for 34.9% of total revenues.

COMPETITION

     The markets in which we operate are highly competitive. Our competitors are diverse and offer a variety of solutions targeting various segments of the extended supply chain as well as the enterprise as a whole. Some competitors compete with suites of applications designed to offer out-of-the-box integration, while most offer point solutions designed specifically to target particular functions or industries. We attempt to bring together best-of-breed applications in an integrated environment to capture the advantages of both approaches, and to offer its customers a one-stop shop for critical e-business solutions. More specifically, we compete with:

     - large ERP software vendors, including Oracle and SAP, who have added or are attempting to add capabilities for supply chain planning or business-to-business collaboration to their transaction system products.


     - companies such as Adexa, Manugistics, PeopleSoft and others that compete principally with our supply chain management applications.



     - companies such as Agile, Ariba, Commerce One and others that compete principally with our supplier relationship management applications.



     - companies such as Siebel, Trilogy and others that compete principally with our customer relationship management applications.


     - companies such as RTI, Saggara and others that compete principally with our content and content management applications.

     - other vendors who establish electronic marketplaces and indirect procurement capabilities that may compete now or in the future with marketplaces created or powered by us.

     - other business application software vendors that may offer or partner with independent developers of advanced planning and scheduling software.

     - internal development efforts by corporate information technology departments.

PROPRIETARY RIGHTS AND LICENSES

     We regard our trademarks, copyrights, trade secrets, technology and other proprietary rights as critical to our business. To protect our proprietary rights, we primarily rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, license agreements and contractual provisions. we license our software products in object code (machine-readable) format to customers under license agreements and we do not sell or otherwise transfer title of our software products to our customers. Our non-exclusive license agreements generally allow the use of our software products solely by the customer for specified purposes without the right to sublicense or transfer our software products.

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

     Trademarks are important to our business as we use them in our marketing and promotional activities as well as with the delivery of our software products. Our registered trademarks include i2, i2 Technologies and Design, RHYTHM and PLANET. Other trademarks of i2 include TRADEMATRIX, i2 TRADEMATRIX, IN2ACTION, TRADEMATRIX NETWORK, INFINITE CONTENT and DESIGN and POWERING THE BOTTOM LINE.

     We hold a number of U.S. patents that predominantly relate to planning systems and interactive report generation. These patents expire at various times through 2018. We also depend on trade secrets and proprietary know-how for certain unpatented aspects of our business. To protect our proprietary information, we enter into confidentiality agreements with our employees, consultants and licensees, and generally control access to and distribution of our proprietary information. We resell some software that we license from third parties and incorporate in, or sell in conjunction with, our products.

EMPLOYEES


     As of July 31, 2001, we had approximately 5,800 full-time employees, including approximately 1,950 primarily engaged in research and development activities and approximately 1,500 engaged in sales and marketing activities. Our future success depends in significant part upon the continued service of our key technical and senior management personnel and our ability to attract and retain highly qualified technical and managerial personnel. None of our employees are represented by collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.


PROPERTIES

     Our primary offices are located in Dallas, Texas and are held under lease contracts that expire at various dates through 2011. These facilities house our executive and primary administrative offices as well as sales, marketing, research and development and consulting personnel. We also lease space for our other offices in the U.S., Australia, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, India, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, Singapore, Spain, South Africa, Sweden, Switzerland, Taiwan and the United Kingdom primarily to provide sales, customer support, consulting services and research and development activities.

     We consider our properties to be suitable and adequate for our present needs. We maintain options to lease additional space in areas near our current facilities to the extent necessary based on our current and expected future level of facility utilization.

LEGAL PROCEEDINGS


     On October 10, 2000, we settled a lawsuit filed by a former employee alleging his right to exercise stock options granted to him in 1996 while he was employed by us, prior to the initial public offering of our stock. The settlement resulted in the recognition of a $22.4 million non-cash, pre-tax charge during the third quarter of 2000. In a separate matter, an employee of a company we acquired in 1998 is currently disputing the cancellation of stock options received at the time of the acquisition. Vesting of these options was dependent upon continued employment; however, the employment was terminated in 2000. We maintain the former employee was not entitled to unvested stock options.



     Since March 2, 2001, a number of purported class action complaints have been filed in the United States District Court for the Northern District of Texas (Dallas Division) against us and certain of our officers. The cases have been consolidated, and on August 3, 2001, plaintiffs filed a consolidated amended complaint. The consolidated amended complaint alleges that we and certain of our officers violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, by making purportedly false and misleading statements concerning the characteristics and implementation of certain of our software products. The consolidated amended complaint seeks unspecified damages on behalf of a purported class of purchasers of our common stock during the period between May 4, 2000 and February 26, 2001. We intend to vigorously defend against this lawsuit, and plan to file a motion to dismiss the consolidated amended complaint in September of 2001.

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


     On April 24, 2001, a shareholder derivative lawsuit was filed against us and certain of our officers and directors in Dallas County, Texas. The suit claims that certain of our officers and directors breached their fiduciary duties to us and our stockholders by: (i) selling shares of our common stock while in possession of material adverse non-public information regarding our business and prospects, and (ii) disseminating inaccurate information regarding our business and prospects to the market and/or failing to correct such inaccurate information. This suit has since been removed to the United States District Court for the Northern District of Texas (Dallas Division). We intend to vigorously defend against this lawsuit.


     We are subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition or results of operation.

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

                                i2 -- MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain biographical information concerning our directors and executive officers:


NAME                                    AGE              POSITION(S) HELD
----                                    ---              ----------------
Sanjiv S. Sidhu.......................  43    Chairman of the Board
Romesh T. Wadhwani....................  53    Vice Chairman
Gregory A. Brady......................  40    Chief Executive Officer, President and
                                                Director
William M. Beecher....................  44    Executive Vice President and Chief
                                                Financial Officer
Pallab K. Chatterjee..................  50    Executive Vice President
Hiten D. Varia........................  44    Executive Vice President and Chief
                                                Delivery Officer
Harvey B. Cash........................  62    Director
Robert L. Crandall....................  65    Director
Kenneth L. Lay........................  59    Director
Sandeep R. Tungare....................  44    Director


     Mr. Sidhu founded i2 in 1988 and has served as our Chairman of the Board since our incorporation in 1989. Mr. Sidhu served as our Chief Executive Officer from December 1994 to May 2001, and previously served in various other executive capacities with us. Before founding our company, Mr. Sidhu held various positions with Texas Instruments, most recently as a member of the technical staff of Texas Instruments' Artificial Intelligence Laboratory. Mr. Sidhu holds a B.S. in chemical engineering from Osmania University and a M.S. in chemical engineering from Oklahoma State University.

     Dr. Wadhwani joined us in June 2000 as Vice Chairman when we acquired Aspect Development, Inc. Dr. Wadhwani founded Aspect in 1990 and had served as its Chairman of the Board and Chief Executive Officer since January 1991. Prior to founding Aspect, Dr. Wadhwani was Chairman and Chief Executive Officer of Cimflex Teknowledge Corporation, a company specializing in products and systems for computer-integrated manufacturing. Dr. Wadhwani received his B.S. from Indian Institute of Technology in Bombay, India and his M.S. and Ph.D. degrees in electrical engineering from Carnegie-Mellon University.


     Mr. Brady joined us in December 1994 as President, Field Operations. He became President, Worldwide Operations in September 1996, President in May 1999, and became Chief Executive Officer effective May 1, 2001 and President again effective July 23, 2001. He has served as a director since June 2001. From 1988 until joining us, Mr. Brady held a variety of positions with Oracle, an enterprise application software vendor, most recently serving as Vice President of Worldwide Applications Marketing. Mr. Brady currently serves on the board of directors of EXE Technologies, Inc. (fulfillment, warehousing and distribution software) and Primavera Systems, Inc. (project management, control and execution software). Mr. Brady holds a B.S. in business from the University of Indiana.


     Mr. Beecher joined us in May 1997 as Vice President, International Operations and became Executive Vice President, Operations in September 1998. In May 1999, Mr. Beecher became our Chief Financial Officer. From April 1996 until joining us, Mr. Beecher was the Chief Financial Officer of Think Systems Corporation, which we acquired in May 1997. Prior to that time, he practiced law at the law offices of Ravin, Sarasohn, Cook, Baumgarten, Fisch & Rosen in Roseland, New Jersey. Mr. Beecher currently serves on the board of directors of Vistaar, Inc. (business-to-business e-commerce). Mr. Beecher is a graduate of Cornell Law School and received his undergraduate degree from the State University of New York at Albany.

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

     Dr. Chatterjee joined us in January 2000 as Chief Operating Officer and subsequently became Executive Vice President. From January 1997 until joining us, Dr. Chatterjee served in several key executive officer positions with Texas Instruments, most recently as Senior Vice President and Chief Information Officer. Dr. Chatterjee is also a director of several privately held companies. Dr. Chatterjee holds a B.S. in electrical engineering from the Indian Institute of Technology in Kharagpur, India, a M.S. in electrical engineering from the University of Illinois and a Ph.D. in electrical technology from the University of Illinois.

     Mr. Varia joined us in July 1995 as Vice President, Worldwide Consulting, became Executive Vice President, Worldwide Development in July 1998, and in 1999, became our Executive Vice President and Chief Delivery Officer. From 1985 until joining us, Mr. Varia served in a variety of positions at Electronic Data Systems. Mr. Varia holds a B.S. in electrical engineering from MS University in Barode, India and a M.S. in electrical engineering from the University of Kentucky.

     Mr. Cash has served as a director since January 1996. Since 1986, Mr. Cash has served as general or limited partner of various venture capital companies affiliated with InterWest Partners, a venture capital firm. Mr. Cash currently serves on the board of directors of the following publicly held companies: Panja Corporation (electronic equipment and software), Ciena Corporation (optical networking systems and software), Liberte' Investors, Inc. (real estate financial services), Microtune, Inc. (radio frequency broadband gateway solutions), Silicon Laboratories, Inc. (semiconductors) and Airspan Networks, Inc. (communications). In addition, Mr. Cash is a director of several privately held companies. Mr. Cash holds a B.S. in electrical engineering from Texas A&M University and a M.B.A. from Western Michigan University.


     Mr. Crandall has served as a director since June 2001. He is currently Chairman Emeritus, AMR Corporation/American Airlines, Inc. Mr. Crandall served as Chairman, President and Chief Executive Officer, AMR Corporation and Chairman and Chief Executive Officer, American Airlines, Inc. from 1985 to 1998 and President, American Airlines, Inc. from 1980 to 1995. Mr. Crandall currently serves on the board of directors of the following publicly held companies:
Anixter International Inc., Celestica Inc., Clear Channel Communications, Inc., and Halliburton Company. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.



     Dr. Lay has served as a director since October 2000. He has served as Chairman of the Board of Enron Corp., a publicly held energy and communications company, since February 1986. He also served as Chief Executive Officer of Enron from July 1985 to February 2001. Dr. Lay currently serves on the board of directors of the following other publicly held companies: Eli Lilly and Company (pharmaceuticals), Compaq Computer Corporation (personal computers), EOTT Energy Corp. (independent marketer and transporter of crude oil), and New Power Holdings, Inc. (energy). Dr. Lay is also a director of several privately held companies. Dr. Lay holds a B.A. and M.A. in economics from the University of Missouri and a Ph.D. in economics from the University of Houston.


     Mr. Tungare has served as a director since May 1997. He served as our President, Demand Management, from May 1997, following our acquisition of Think Systems Corporation, through July 1999. In November 1999, Mr. Tungare founded Vistaar Inc., a business-to-business e-commerce company, of which he serves as Chairman and Chief Executive Officer. Mr. Tungare founded Think in 1986 and served as its President and Chief Executive Officer until we acquired it in May 1997. Mr. Tungare also serves as a director for several privately held companies. Mr. Tungare holds a B.S. in science from Bombay University and an M.B.A. from Rutgers University.

COMPOSITION OF BOARD OF DIRECTORS


     Our board of directors is divided into three classes, designated Class I, Class II and Class III. The term of office of the Class I directors, Kenneth L. Lay and Gregory A. Brady, expires at the 2004 annual meeting of stockholders, the term of office of the Class II directors, Harvey B. Cash and Sandeep R. Tungare, expires at the 2002 annual meeting of stockholders, and the term of office of the Class III

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


directors, Sanjiv S. Sidhu, Romesh T. Wadhwani and Robert L. Crandall, expires at the 2003 annual meeting of stockholders, or in each case until their successors have been elected and qualified. Directors to replace those of a class whose terms expire at a given annual meeting shall be elected to hold office until the third succeeding annual meeting or until their respective successors have been elected and qualified.



DIRECTOR COMPENSATION AND INDEMNIFICATION ARRANGEMENTS


     Except for option grants as described below, directors are not paid any fees or additional compensation for services as members of our board of directors or any committee of our board of directors, but are reimbursed for all out-of-pocket expenses incurred in attending meetings of our board of directors and committees on which they serve. Each person who first becomes a non-employee board member automatically is granted at that time an option for 8,000 shares of common stock under the Automatic Option Grant program of our 1995 Stock Option/Stock Issuance Plan, or 1995 Plan. In addition, on the date of each annual stockholders meeting, each individual who continues to serve as a non-employee board member after such meeting will automatically be granted an option to purchase 8,000 shares of common stock under the 1995 Plan, provided such individual has served as a non-employee board member for at least six months. Each option will have an exercise price per share equal to 100% of the fair market value per share of our common stock on the option grant date and a maximum term of ten years measured from the option grant date. Each option will be immediately exercisable for all the option shares, but we may repurchase, at the exercise price paid per share, all unvested shares held at the director's cessation of board service. Each option grant will vest, and our repurchase rights will lapse, in four equal annual installments over the director's period of board service, with the first installment to vest one year from the option grant date.


     At the 2001 Annual Meeting of Stockholders on May 31, 2001, each of the following individuals who continued to serve as non-employee board members following that meeting received an option grant for 8,000 shares of common stock under the Automatic Option Grant Program of the 1995 Plan with an exercise price of $20.08 per share, the fair market value per share of common stock on the grant date: Messrs. Cash, Lay and Tungare. Mr. Crandall received an option grant for 70,000 shares under the 1995 Plan with an exercise price of $25.86 per share, the fair market value per share of common stock on the grant date, upon appointment to the board of directors. Mr. Crandall's options represented the 8,000-share automatic grant upon first becoming a non-employee board member and a 62,000-share discretionary option grant.


     We maintain directors' and officers' liability insurance and our bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors. In addition, our restated certificate of incorporation limits the liability of our directors to us and our stockholders for breaches of the directors' fiduciary duties to the fullest extent permitted by Delaware law.

EMPLOYMENT CONTRACTS; CHANGE-IN-CONTROL AND INDEMNIFICATION ARRANGEMENTS

     The executive officers serve at the discretion of our board of directors. Although no specific cash compensatory arrangements have been made for our executive officers (other than Dr. Wadhwani), certain provisions of the 1995 Plan may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals. The Plan Administrator under the 1995 Plan may structure one or more outstanding options granted to our executive officers so that these options immediately accelerate in the event the executive officers are terminated involuntarily within a designated period (not to exceed 18 months) following the effective date of any change in control. All options granted prior to January 16, 2001, under the 1995 Plan provide for immediate acceleration in the event the optionee is involuntarily terminated within 18 months following the effective date of any change in control. We have entered into indemnification agreements with all of our executive officers. We maintain directors' and officers' liability insurance and our bylaws provide for mandatory indemnification of officers to the fullest extent permitted by Delaware Law.

     We have an employment agreement with Dr. Wadhwani that expires in June 2004. The agreement was entered into as a condition to, and became effective upon, our acquisition of Aspect in June 2000. As amended, the agreement provides for compensation as follows:

     - An annual base salary of $225,000.

     - An annual bonus of up to $125,000 based upon his achievement of goals established by us.

     - Other benefits as are afforded to other comparable executive officers.

     - Reimbursement for term life insurance coverage in the amount of $3 million and long term disability coverage in the amount of $500,000 per year.

     - Options to purchase 610,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, which was awarded in July 2000. The option shares shall vest as to 25% upon his completion of one year of employment and the remaining shares shall vest in 12 equal installments upon his completion of each three-month period of employment thereafter.

     If Dr. Wadhwani's employment is terminated (a) by us without cause, (b) by Dr. Wadhwani's resignation during the 90 days following (1) his loss of his title or duties as Vice Chairman; (2) a change in his regular place of work to a location more than 40 miles from the Silicon Valley; or (3) a reduction in his cash compensation, equity compensation or benefits below the amounts provided to comparable i2 executive officers, or (c) due to his death or disability, then Dr. Wadhwani will receive a severance payment equal to four months' base salary then in effect and full accelerated vesting of all of his unvested stock options granted on or before June 9, 2000.

     As amended, the agreement also restricts the amount of i2 shares that Dr. Wadhwani may sell during each of the three years following June 9, 2000. During each of those three years, the maximum number of shares of our common stock that he may sell or otherwise dispose of is limited to 80% of his stock holdings (including for this purpose all vested and unvested options) as of June 9, 2000.

     The agreement contains non-compete and non-solicitation provisions. He may not engage in any activity that is in any way competitive with us, nor assist any other person or organization in competing with us or in preparing to engage in competition with us, in each case until the later to occur of June 2002 or one year after the date that his employment is terminated for any reason. He may not solicit the employment services of any of our former employees whose employment has been voluntarily terminated for less than six months or solicit any of our existing or known potential customers with the purpose of obtaining such person as an employee or customer for a business competitive with our business until one year after his employment is terminated for any reason. Lastly, he may not undertake planning for or organization of any competitive business, or conspire with others for the purpose of organizing any competitive business, during his employment and any period during which he receives any severance payment.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information concerning the compensation earned by our Chief Executive Officer and our four most highly compensated executive officers for services rendered in 2000 in all capacities to us and our subsidiaries. These individuals are collectively referred to as the Named Officers.


                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                     ANNUAL COMPENSATION             -------------
                                              ----------------------------------       SHARES OF         ALL OTHER
                                      YEAR     SALARY       BONUS       OTHER(1)     STOCK OPTIONS    COMPENSATION(2)
                                      ----    --------    ----------    --------     -------------    ---------------
Sanjiv S. Sidhu(3)..................  2000    $150,000    $   75,000    $222,885(4)           --          $1,542
  Chairman of the Board               1999     150,000        75,000     34,126(4)            --           1,542
                                      1998     150,000        75,000         --               --           1,542
Gregory A. Brady....................  2000     175,000       381,825         --        1,400,000              --
  Chief Executive Officer             1999     150,000       466,975    262,635(5)       200,000              --
                                      1998     150,000       350,000    201,104(5)     1,110,000              --
Reagan L. Lancaster(6)..............  2000     150,000       586,800         --          720,000              --
  President, Worldwide Field
    Operations                        1999     150,000       576,775         --          320,000              --
                                      1998     140,000     1,180,926         --          160,000              --
Pallab K. Chatterjee(7).............  2000     150,000       397,279         --        1,300,000              --
  Executive Vice President
Hiten D. Varia......................  2000     150,000       244,515         --               --              --
  Executive Vice President            1999     125,000       191,376         --          490,000              --
  And Chief Delivery Officer          1998     125,000        89,236         --          210,000              --


---------------

(1) Excludes perquisites and other personal benefits for executive officers other than Messrs. Sidhu and Brady because the aggregate amounts thereof do not exceed 10% of such officers' total salary and bonus in the respective year.

(2) Represents premiums paid by us with respect to short-term life insurance policy on the life of Mr. Sidhu, the proceeds of which are payable to Mr. Sidhu's personally designated beneficiaries.

(3) Mr. Sidhu served as our Chief Executive Officer from December 1994 to May 1, 2001.

(4) Represents expenses paid on the officer's behalf relating to personal tax and estate planning.

(5) Includes interest paid by us on behalf of Mr. Brady in connection with a personal loan to Mr. Brady from a commercial bank. The loan, which was paid in full on December 6, 1999, bore interest at one-month LIBOR plus 2%. The total interest paid by us on behalf of Mr. Brady was $230,727 in 1999 and $174,133 in 1998.


(6)Mr. Lancaster served as President, Worldwide Field Operations from May 2001 until July 2001, at which time his service to us ended.



(7) Dr. Chatterjee became our employee on January 2, 2000.

OPTION GRANTS IN 2000

     The following table sets forth certain information concerning stock options granted to each of the Named Officers during 2000. No stock appreciation rights, or SARs, were granted to these individuals during such year.


                                              INDIVIDUAL GRANTS
                             ---------------------------------------------------   POTENTIAL REALIZABLE VALUE AT
                             NUMBER OF    % OF TOTAL                               ASSUMED ANNUAL RATES OF STOCK
                             SECURITIES    OPTIONS                                     PRICE APPRECIATION FOR
                             UNDERLYING   GRANTED TO     EXERCISE                          OPTION TERM(7)
                              OPTIONS     EMPLOYEES       PRICE       EXPIRATION   ------------------------------
                             GRANTED(1)    IN 2000     PER SHARE(2)      DATE           5%              10%
                             ----------   ----------   ------------   ----------   -------------   --------------
Sanjiv S. Sidhu............         --         --         $   --            --      $        --     $         --
Gregory A. Brady...........    200,000      0.49%          39.47(3)    4/16/10        4,964,337       12,580,605
                             1,200,000      2.96%          72.69(4)    8/21/10       54,855,334      139,014,186
Reagan L. Lancaster(8).....    320,000      0.79%          38.34(5)    1/11/10        7,716,537       19,555,220
                               160,000      0.40%          39.47(3)    4/16/10        3,971,470       10,064,484
                               240,000      0.59%          67.00(6)    7/23/10       10,112,626       25,627,379
Pallab K. Chatterjee.......  1,300,000      3.21%          38.34(5)    1/11/10       31,348,432       79,443,081
Hiten D. Varia.............         --         --             --            --               --               --


---------------

(1) Options vest over a four-year period, and in certain cases may be exercised prior to vesting subject to our right to repurchase at cost any unvested shares purchased prior to vesting in the event of the optionee's termination of employment. Each option expires on the earlier of ten years from the date of grant or within a specified period following termination of the optionee's employment with us.

(2) The exercise price may be paid in cash or through a special same-day sale procedure through a company designated broker. In addition, we may permit some optionees to pay their exercise price with a promissory note payable to us.

(3) Options were granted on April 17, 2000.

(4) Options were granted on August 22, 2000.

(5) Options were granted on January 12, 2000.

(6) Options were granted on July 24, 2000.

(7) Future value assumes appreciation of 5% and 10% per year over the ten-year option period in the value of our common stock as mandated by the rules and regulations of the Securities and Exchange Commission and does not represent our estimate or projection of the future value of our common stock. The actual value realized may be greater than or less than the potential realizable values set forth in the table.


(8)Mr. Lancaster served as President, Worldwide Field Operations from May 2001 until July 2001, at which time his service to us ended.

AGGREGATE OPTION EXERCISES IN 2000 AND DECEMBER 31, 2000 OPTION VALUES

     The following table sets forth certain information concerning options exercised during 2000 and option holdings at December 31, 2000 with respect to each of the Named Officers. No SARs were exercised during 2000 and none were outstanding at December 31, 2000.


                                                               NUMBER OF
                                                         SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                            SHARES                       DECEMBER 31, 2000(2)         DECEMBER 31, 2000(2)(3)
                           ACQUIRED        VALUE      ---------------------------   ----------------------------
NAME                      ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                      -----------   -----------   -----------   -------------   ------------   -------------
Sanjiv S. Sidhu.........         --     $        --           --             --     $         --   $         --
Gregory A. Brady........    220,000      18,739,532    2,780,000      3,400,000      140,463,745    102,474,995
Reagan L.
  Lancaster(4)..........    423,676      24,693,126      355,100      1,530,000       17,753,896     46,473,436
Pallab K. Chatterjee....         --              --           --      1,300,000               --     20,840,625
Hiten D. Varia..........    399,164      28,172,576      848,836      1,147,000       41,888,445     53,987,905


---------------

(1) Determined by subtracting the exercise price from the market value of our common stock on the exercise date, multiplied by the number of shares acquired on exercise.

(2) "Exercisable" refers to those options which were both exercisable and vested, while "Unexercisable" refers to those options which were unvested.

(3) Value is determined by subtracting the exercise price from the fair market value of our common stock at December 31, 2000 ($54.38 per share), based upon the closing sales price of our common stock on the Nasdaq National Market on such date.


(4)Mr. Lancaster served as President, Worldwide Field Operations from May 2001 until July 2001, at which time his services to us ended.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Mr. Cash and Thomas J. Meredith, a director until May 2001, served on the Compensation Committee during all of 2000. Neither of these persons is an officer or employee, or former officer or employee, of us or any of our subsidiaries. Mr. Beecher currently serves as a member of the Board of Directors of Vistaar, Inc., a privately-held company of which Mr. Tungare is Chairman and Chief Executive Officer. No other current executive officer served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as members of our Board of Directors or Compensation Committee during 2000.


CERTAIN TRANSACTIONS WITH MANAGEMENT

     From January 1, 1989 to December 31, 2000, there were no transactions between i2 or any of our subsidiaries and any executive officer, director, 5% beneficial owner of the i2 common stock, or member of the immediate family of the foregoing persons, in which one of the foregoing individuals or entities had an interest of more than $60,000.

                          PRINCIPAL STOCKHOLDERS OF i2


     The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 23, 2001 by (1) each person who is known by us to own beneficially more than five percent of our common stock, (2) each of our directors, (3) each of our executive officers named in the Summary Compensation Table, and (4) all executive officers and directors as a group.



                                           AMOUNT AND
                                           NATURE OF         PERCENT OF       PERCENTAGE OF
                                           BENEFICIAL          CLASS           CLASS AFTER
NAME                                      OWNERSHIP(1)    BEFORE MERGER(1)      MERGER(1)
----                                      ------------    ----------------    -------------
Sanjiv S. Sidhu(2)......................   116,753,480(3)       28.2%             27.8%
Sidhu-Singh Family Investments,
  Ltd.(2)...............................    20,967,380           5.1               5.0
Romesh T. Wadhwani......................    14,371,394(4)        3.4               3.4
Gregory A. Brady........................     4,936,862(5)        1.2               1.2
Sandeep R. Tungare......................     3,841,880(6)          *                 *
Hiten D. Varia..........................     1,101,935(7)          *                 *
Pallab K. Chatterjee....................        75,000(8)          *                 *
Harvey B. Cash..........................        60,000(9)          *                 *
Kenneth L. Lay..........................        34,000(10)          *                *
Robert L. Crandall......................         8,000(11)
All executive officers and directors as
  a group (nine persons)................   141,177,151(12)       33.1%            32.7%


---------------

  *  Indicates less than 1%.


 (1) Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission in accordance with Rule 13d-3(d)(1). Percentage of beneficial ownership before the merger is based on 414,449,621 shares of our common stock outstanding as of July 23, 2001. Percentage of beneficial ownership after the merger is based upon the issuance of an estimated 5.3 million additional common shares on the closing date of the merger. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days following July 23, 2001 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


 (2) The address for this person is One i2 Place, 11701 Luna Road, Dallas, Texas 75234.


 (3) Includes 20,967,380 shares held by Sidhu-Singh Family Investments, Ltd., of which Mr. Sidhu is a general partner, and 60,000 shares held by the Sidhu-Singh Family Foundation, of which Mr. Sidhu is a trustee.



 (4) Includes 6,576,494 shares subject to exercisable options.



 (5)Includes 3,660,000 shares subject to exercisable options.



 (6) Includes 1,744,225 shares owned by Mr. Tungare's spouse, 2,430 shares owned by Mr. Tungare's children (both of whom live with Mr. Tungare), 150,000 shares owned by the Tungare Manohar Family Foundation and 16,000 shares subject to exercisable options. Mr. Tungare serves on the board of directors of the Tungare Manohar Family Foundation and, in this capacity, shares the power to vote and dispose of the shares held by the Foundation.



 (7) Includes 1,019,911 shares subject to exercisable options.



 (8) Includes 75,000 shares subject to exercisable options.



 (9) Includes 60,000 shares subject to exercisable options.



(10) Includes 29,000 shares subject to exercisable options.



(11) Includes 8,000 shares subject to exercisable options.



(12) Includes 11,444,405 shares subject to exercisable options.

                          RIGHTWORKS MATERIAL CONTACTS

VALUE ADDED RESELLER AGREEMENTS


     In October 1999, RightWorks entered into a valued added reseller agreement with i2, and in December 1999, RightWorks entered into a value added reseller agreement with Aspect Development, Inc., a wholly-owned subsidiary of i2. RightWorks amended its value added reseller agreement with i2 effective March 2001. Pursuant to these agreements, RightWorks granted each of i2 and Aspect various rights and licenses to its products in exchange for royalty payments. In connection with these agreements, i2 received a warrant to purchase up to 1,350,356 shares of RightWorks Series H preferred stock and Aspect received a warrant to purchase up to 800,000 shares of RightWorks Series I preferred stock. These warrants became exercisable only if RightWorks generated minimum thresholds of revenue under the value added reseller agreements. These thresholds were not met, and both warrants have expired. In addition, in conjunction with these agreements, i2 purchased 446,428 shares of RightWorks Series H preferred stock, and Aspect purchased 486,539 shares of RightWorks Series I preferred stock. In June 2000, these shares were converted into the same number of shares of RightWorks Series B preferred stock pursuant to the recapitalization and exchange offer agreement and plan of reorganization between RightWorks and ICG. In connection with this agreement, i2 exchanged its 446,428 shares of RightWorks preferred stock for shares of common stock of ICG and retained the 486,539 shares of RightWorks preferred stock held by Aspect.


FORMER DIRECTOR

     Gregory A. Brady, the chief executive officer of i2, served as a director of RightWorks from November 1999 until February 2000. In December 1999, Mr. Brady purchased 162,180 shares of RightWorks Series I preferred stock, which in June 2000 converted into the same number of shares of Series B preferred stock of RightWorks in connection with RightWorks' June 2000 recapitalization.

NON-DISCLOSURE AGREEMENT

     On December 5, 2000, in order to facilitate the consideration of a possible negotiated transaction between the parties, i2 and RightWorks entered into a non-disclosure agreement providing for i2's confidential handling of information about RightWorks. The agreement also contains provisions limiting i2's ability to solicit for hire any employee of RightWorks or to acquire securities of RightWorks prior to the consummation of the merger.

LOAN AND SECURITY AGREEMENT


     In connection with its interim financing obligations under the merger agreement, i2 entered into a loan and security agreement with RightWorks effective as of March 28, 2001 and amended as of June 30, 2001. Subject to the terms and conditions of the loan and security agreement, i2 has agreed to loan RightWorks up to $40,000,000, depending on the value of RightWorks' assets, to fund the continued operation of RightWorks' business in accordance with the terms of the merger agreement. The amount outstanding under the loan and security agreement bears interest at the rate of 15% per annum and is secured by substantially all of RightWorks' assets, including its intellectual property. In the event of a termination of the merger agreement, the entire unpaid balance of the loan and security agreement, together with any accrued but unpaid interest thereon, will be immediately due and payable. If the merger is consummated, the balance under the loan and security agreement will remain outstanding as an obligation of RightWorks to i2. As of the date this proxy statement/prospectus, RightWorks has borrowed a total of $28,136,049 from i2 under this agreement.

                             RIGHTWORKS -- BUSINESS

     RightWorks provides business-to-business electronic commerce software that manages complex business transactions required for e-procurement and private online trading exchanges. RightWorks' principal product line, the RightWorks eBusiness Application Suite, is comprised of several components that enable organizations to automate the procurement process for both indirect and direct goods -- including requisitioning, discovery of new suppliers, strategic sourcing, inter-enterprise collaboration and procurement -- both within their organization and to upstream and downstream suppliers.

     RightWorks offers content delivery solutions to address the requirements of buyers at purchasing organizations who want access to a wide variety of items from their suppliers. RightWorks Open Commerce Network is a hosted, global commerce network that enables buyers and suppliers to access and serve content anywhere. RightWorks Universal Content Manager is an integral part of the eBusiness Application Suite and provides a content management solution to enable users to locate products and services from vendors selecting for value, quality and on-time delivery.

     RightWorks' customers include multinational corporations and a number of financial services institutions. RightWorks offers its software to customers on a license fee basis plus annual maintenance fees. RightWorks provides implementation and training services on a consulting basis.

     RightWorks was founded in September 1994. Its principal executive office is located at 1075 East Brokaw Road, San Jose, California 95131, and its telephone number is (408) 579-4000. RightWorks maintains a site on the World Wide Web at www.rightworks.com. The information contained on its Web site is not part of this proxy statement/prospectus.

                             ---------------------

                RIGHTWORKS SECURITY OWNERSHIP OF MANAGEMENT AND
                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of RightWorks' common or preferred stock as of August 1, 2001 by: (1) each person or entity that RightWorks knows beneficially owns 5% or more of RightWorks' common or preferred stock; (2) each director of RightWorks; (3) the chief executive officer of RightWorks; (4) the former chief executive officer of RightWorks; and (5) all its current directors and executive officers as a group. As of August 1, 2001, RightWorks has no executive officers other than its chief executive officer.



                                                                                     PERCENTAGE OF
                                     COMMON STOCK            PREFERRED STOCK       OUTSTANDING VOTING
                                BENEFICIALLY OWNED(2)     BENEFICIALLY OWNED(3)         POWER(4)
                                ----------------------   -----------------------   ------------------
BENEFICIAL OWNER(1)              NUMBER     PERCENTAGE     NUMBER     PERCENTAGE   COMMON   PREFERRED
-------------------             ---------   ----------   ----------   ----------   ------   ---------
Entities affiliated with
  Internet
  Capital Group, Inc.(5)......    638,500       9.1%     27,807,522      84.1%      52.1%     94.3%
  435 Devon Park Drive
  Wayne, PA 19087
Vani Kola(6)..................  2,616,330      37.1%             --         *       19.6%        *
  6161 Shady Grove Drive
  Cupertino, CA 95014
Mary E. Coleman(7)............  2,335,163      24.9%             --         *       14.9%        *
Jeffrey T. Carr(8)............    767,812       9.8%             --         *        5.4%        *
Entities affiliated with
  Sequoia
  Capital(9)..................     49,375         *       3,706,749      15.0%         *         *
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
John R. West(10)..............    600,000       8.3%             --         *        4.4%        *
Kenneth A. Fox(5).............    638,500       9.1%     27,807,522      84.1%      52.1%     94.3%
Ron Hovsepian(5)..............    638,500       9.1%     27,807,522      84.1%      52.1%     94.3%
Sam Jadallah(5)...............    638,500       9.1%     27,807,522      84.1%      52.1%     94.3%
Douglas Leone(8)..............     49,375         *       3,706,749      15.0%         *         *
Joseph Prang(11)..............    155,555       2.2%         32,436         *        1.2%        *
All executive officers and
  directors as a group (6
  persons)(12)................  1,443,430      19.8%     31,546,707      95.4%      57.1%     94.9%


---------------

  *  Less than 1%


 (1) Applicable percentages are based on 7,045,013 shares of RightWorks common stock, consisting of 6,781,513 shares of Class A common stock and 263,500 shares of Class B common stock and 24,661,785 shares of RightWorks preferred stock, consisting of 3,706,749 shares of Series A preferred stock and 20,955,036 shares of Series B preferred stock, outstanding as of August 1, 2001. Pursuant to rules promulgated by the SEC, shares subject to options and warrants that are currently exercisable or exercisable within 60 days of August 1, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder is c/o RightWorks Corporation, 1075 E. Brokaw Road, San Jose, California 95131.


 (2) RightWorks' common stock consists of Class A common stock and Class B common stock. These two classes are combined for purposes of determining beneficial ownership of RightWorks' common stock. RightWorks' Series A preferred stock is convertible into Class A common stock, and RightWorks' Series B preferred stock is convertible into Class B common stock. The beneficial ownership of the common stock does not include any conversion of the preferred stock.

 (3) RightWorks' preferred stock consists of Series A preferred stock and Series B preferred stock. These two series are combined for purposes of determining beneficial ownership of RightWorks' preferred stock.

 (4) Voting power of the common stock is determined on the basis of one vote per share of Class A common stock and twenty-five votes per share of Class B common stock, voting together as a single class. Voting power of preferred stock is determined on the basis of one vote per share of Series A preferred stock and twenty-five votes per share of Series B preferred stock, voting together as a single class.


 (5) Includes 375,000 shares of Class A common stock, 263,500 shares of Class B common stock and 19,407,522 shares of Series B preferred stock held by ICG Holdings, Inc., a wholly owned subsidiary of Internet Capital Group, Inc. Also includes warrants to purchase an aggregate of 8,400,000 shares of Class B common stock that are exercisable within 60 days of August 1, 2001 held by ICG Holdings. Messrs. Fox, Hovsepian and Jadallah are Managing Directors of Internet Capital Group, Inc. Each of Messrs. Fox, Hovsepian and Jadallah disclaims beneficial ownership of the shares held by these entities.


 (6) Ms. Kola served as the chief executive officer at RightWorks until July 12, 2000.


 (7) Includes 2,335,163 shares of Class A common stock exercisable pursuant to outstanding options within 60 days of August 1, 2001. Ms. Coleman served as the chief executive officer and a director of RightWorks until May 22, 2001.



 (8)Includes 767,812 shares of Class A common stock exercisable pursuant to outstanding options within 60 days of August 1, 2001. Mr. Carr served as the president of RightWorks until July 10, 2001.



 (9) Represents 3,236,013 shares of Series A preferred stock and 49,375 shares of Class A common stock held by Sequoia Capital VIII; 217,431 shares of Series A preferred stock held by Sequoia International Technology Partners VIII (Q); 116,414 shares of Series A preferred stock held by Sequoia Capital Franchise Fund; 72,476 shares of Series A preferred stock held by CMS Partners LLC; 41,674 shares of Series A preferred stock held by Sequoia International Technology Partners VIII; 15,874 shares of Series A preferred stock held by Sequoia Capital Franchise Partners and 6,867 shares of Series A preferred stock held by Sequoia 1997 LLC. Mr. Leone, one of RightWorks' directors, is the managing member of the general partner of Sequoia Capital VIII, Sequoia International Technology Partners VIII (Q), Sequoia Capital Franchise Fund, Sequoia International Technology Partners VIII and Sequoia Capital Franchise Partners, and has signatory authority for CMS Partners LLC and Sequoia 1997 LLC. Mr. Leone disclaims beneficial ownership of the shares held by these entities, except for his proportionate interest in these entities.



(10) As of August 1, 2001, 200,000 shares of the 400,000 shares of Class A common stock Mr. West beneficially owned were vested and 200,000 shares were unvested and subject to our right of repurchase at their original purchase price of $0.15 per share. Also includes 200,000 shares of Class A common stock exercisable pursuant to outstanding options within 60 days of August 1, 2001, subject to the repurchase of unvested options.



(11) As of August 1, 2001, 44,270 shares of the 125,000 shares of Class A common stock Mr. Prang beneficially owned were vested and 80,730 shares were unvested and subject to our right of repurchase at their original purchase price of $0.50 per share. Also includes 30,555 shares of Class A common stock exercisable pursuant to outstanding options within 60 days of August 1, 2001.



(12) See footnotes (5) and (9) through (11) above, as applicable.


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                        DESCRIPTION OF i2 CAPITAL STOCK


AUTHORIZED CAPITAL STOCK


     As of the date of this proxy statement/prospectus, the authorized capital stock of i2 consists of 2,000,000,000 shares of i2 common stock, par value $0.00025 per share, and 5,000,000 shares of i2 preferred stock, par value $0.001 per share.

COMMON STOCK


     As of July 23, 2001, there were 414,449,621 shares of i2 common stock outstanding held of record by approximately 1,058 persons. Holders of i2 common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders may not cumulate votes in elections of directors. Subject to the preferences that may be applicable to any outstanding i2 preferred stock, the holders of i2 common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the i2 board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of i2, the holders of i2 common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of i2 preferred stock, if any, then outstanding. i2 common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to i2 common stock. All outstanding shares of i2 common stock are fully paid and non-assessable, and the shares of i2 common stock issuable in connection with the merger will, when issued, be fully paid and nonassessable.


PREFERRED STOCK


     As of July 23, 2001, there were no shares of i2 preferred stock outstanding. The i2 board of directors has the authority to issue up to 5,000,000 shares of i2 preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of i2 preferred stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the i2 stockholders. The i2 board of directors, without stockholder approval, can issue i2 preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of i2 common stock. The issuance of i2 preferred stock may have the effect of delaying, deferring or preventing a change in control of i2. i2 has no present plans to issue any of its preferred stock.



CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS



 Delaware Anti-Takeover Statute



     i2 is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to an interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years previously, did own 15% or more of a corporation's voting stock. Section 203 is discussed further below in the section entitled "Comparison of Rights of Holders of RightWorks Capital Stock and i2 Common Stock -- Anti-Takeover Provisions and Interested Stockholder/Shareholder Transactions."



 Charter and Bylaw Provisions



     i2's restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of i2 or an unsolicited acquisition proposal that a


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


stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions include provisions relating to:



     - i2's classified board of directors;



     - supermajority votes required for certain amendments to i2's governing documents;



     - limits on who may call special meetings of stockholders;



     - the prohibition of stockholder action by written consent in lieu of meetings;



     - advance notice requirements for stockholder nominations and proposals;
      and



     - limitation of director liability.



See "Comparison of Rights of Holders of RightWorks Capital Stock and i2 Common Stock -- Classified Board of Directors," "-- Amendment to Governing Documents," "-- Ability to Call Special Meetings," "-- Stockholder Consent in Lieu of Meeting," "-- Advance Notice Provisions for Stockholder Nominations and Proposals," and "-- Director Liability."



 Indemnification Arrangements



     i2's restated certificate of incorporation and bylaws provide that directors and executive officers shall be indemnified against expenses (including attorney's fees), judgements, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising out of their status as such, to the fullest extent permitted by Delaware law. i2 has entered into indemnification agreements with each director and executive officer that provide for indemnification and expense advancement to the fullest extent permitted under Delaware law. See the section entitled "Comparison of Rights of Holders of RightWorks Capital Stock and i2 Common Stock -- Indemnification."



 Other Anti-Takeover Provisions



     Certain provisions of i2's stock option plans may have the effect of discouraging, delaying or preventing a change in control of i2 or unsolicited acquisition proposals.



TRANSFER AGENT AND REGISTRAR



     The transfer agent and registrar for i2 common stock is Mellon Investor Services LLC.


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

          COMPARISON OF RIGHTS OF HOLDERS OF RIGHTWORKS CAPITAL STOCK
                              AND i2 COMMON STOCK

     The following discussion of certain similarities and material differences between the rights of RightWorks shareholders and the rights of i2 stockholders under Delaware law and California law, i2's certificate of incorporation and RightWorks' articles of incorporation and their respective bylaws is only a summary of certain provisions and does not purport to be a complete description of the similarities and differences, and is qualified in its entirety by reference to the California law and the Delaware law, the common law thereunder and the full text of the articles/certificate of incorporation and bylaws of each of RightWorks and i2. While i2 and RightWorks believe that the description covers the material differences between the rights of RightWorks' shareholders and i2's stockholders, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the differences between being a shareholder of RightWorks and being a stockholder of i2. When reading this description, please note that Delaware law refers to holders of capital stock as stockholders while California law uses the term shareholder. The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, the discussion generally uses the term "shareholder" when referring to holders of RightWorks capital stock or to California law and "stockholder" when referring to holders of i2 capital stock or to Delaware law.

     As a shareholder of RightWorks, your rights are governed by RightWorks' amended and restated articles of incorporation, as currently in effect, and RightWorks' amended bylaws. After completion of the merger, you will become a stockholder of i2. As an i2 stockholder, your rights will be governed by i2's restated certificate of incorporation, as currently in effect, and i2's amended and restated bylaws. In addition, i2 is incorporated in Delaware while RightWorks is incorporated in California. Although the rights and privileges of shareholders of a California corporation are in many instances comparable to those of stockholders of a Delaware corporation, there are also differences.

IMPACT OF THE MERGER ON THE RIGHTS OF PREFERRED SHAREHOLDERS OF RIGHTWORKS

     RightWorks' Series A and Series B preferred stock will be converted into common stock of i2 in the merger. As a result of this conversion, several material and valuable rights possessed by holders of RightWorks' preferred stock will be eliminated. These rights include:

     - the right to receive preferential dividends;

     - the right to receive preferential payments upon a liquidation of RightWorks, including a liquidation caused by a change of control of RightWorks; and

     - the right to approve in advance, through a separate class vote, specified types of major transactions, including mergers and similar transactions, amendments to RightWorks' organizational documents, and the issuance of specified types of senior equity securities.

     To obtain more information on the rights currently held by holders of RightWorks preferred stock, these holders should refer to RightWorks' articles of incorporation. Once the merger and the conversion of RightWorks' preferred stock has occurred, holders of these securities will no longer have these rights. Instead, these holders will obtain the more limited rights of holders of i2 common stock described under the section entitled "Description of i2 Capital Stock."

ABILITY TO CALL SPECIAL MEETINGS

     Special meetings of shareholders of RightWorks may be called by its President, its Chairman of the Board, its board of directors, or by one or more shareholders holding not less than one-tenth of the voting power of RightWorks.

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

     Special meetings of stockholders of i2 may be called by its President, Chief Executive Officer, Chairman of the Board or board of directors. Stockholders of i2 do not have the ability to call a special meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND PROPOSALS

     At an annual meeting of the shareholders of RightWorks, all business which is within the power of the shareholders may be conducted.

     At an annual meeting of the stockholders of i2, only such business will be conducted as has been properly brought before the meeting. To be properly brought before an annual meeting of stockholders of i2, business must be:

     - pursuant to i2's notice of meeting;

     - otherwise properly brought before the meeting by or at the direction of the board of directors; or

     - otherwise properly brought before the meeting by a stockholder.

     For business to be properly brought before an annual meeting by a stockholder, the stockholder must comply with applicable law and give timely notice in writing to the Secretary of i2. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of i2 not later than the close of business on the 120th day and not earlier than the close of business on the 150th day prior to the first anniversary of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting. However, if either (A) the date of the annual meeting is more than 30 days before or more than 60 days after this anniversary date or (B) no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 90th day prior to the annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made by i2.

     A stockholder's notice to the Secretary must set forth:

     - the name and address of the stockholder who intends to make the nominations or propose the business and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed;

     - a representation that the stockholder is a holder of record of stock of i2 entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or introduce the business specified in the notice;

     - if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

     - such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed, by i2's board of directors; and

     - if applicable, the consent of each nominee to serve as director of i2 if so elected.

AMENDMENT TO GOVERNING DOCUMENTS

     Under California law, an amendment to the articles of incorporation generally requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval. Under California law, the holders of the
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

outstanding shares of a class of stock generally are entitled to vote as a class if a proposed amendment to the articles of incorporation would:

     - increase or decrease the aggregate number of authorized shares of such class;

     - effect an exchange, reclassification or cancellation of all or part of the shares of such class, including a reverse stock split but excluding a forward stock split;

     - effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class;

     - change the rights, preferences, privileges or restrictions of the shares of such class;

     - create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preferences or privileges prior to the shares of such class;

     - in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or

     - cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

     Under California law, different series of the same class of shares do not constitute different classes for the purpose of voting by classes except when a series is adversely affected by an amendment in a different manner than other shares of the same class. In addition, the RightWorks articles of incorporation require that at least a majority of the RightWorks' preferred stock, voting together as a single class, approve an amendment that alters the rights, preferences, privileges or authorized number of shares of Series A preferred stock or Series B preferred stock.

     Under California law, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation.

     Delaware law requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of a particular class, increase or decrease the par value of shares of a particular class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the affected class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders.

     In most matters, the affirmative vote of the holders of shares of stock representing a majority of the votes cast is required to amend i2's certificate of incorporation. i2's certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of i2 entitled to vote are required to alter, change, amend, repeal or adopt any provision of i2's certificate of incorporation inconsistent with the provisions of i2's certificate of incorporation that deal with the following:

     - matters relating to the board of directors, including the number of members, board classification, vacancies and removal;

     - the manner in which stockholder action may be effected;

     - cumulative voting rights; and

     - amendments to i2's certificate of incorporation,
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

unless such amendment shall be approved by a majority of the directors of i2 not affiliated or associated with any person or entity holding (or which has announced an intention to obtain) 26% or more of the voting power of i2's outstanding capital stock.

     The i2 bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the board of directors or the stockholders entitled to vote at a meeting of the stockholders called for that purpose. In addition, the affirmative vote of at least two-thirds of the combined voting power of all of the outstanding shares of i2 entitled to vote shall be required to alter, amend or repeal provisions of i2's bylaws regarding stockholder voting, action by stockholder consent and amendment of the bylaws, unless such amendment shall be approved by a majority of the directors of i2 not affiliated or associated with any person or entity holding (or which has announced an intent to obtain) 26% or more of the voting power of i2's outstanding capital stock.

CUMULATIVE VOTING

     Under the cumulative voting provisions in RightWorks' bylaws, each shareholder may cumulate such shareholder's votes in the election of directors and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are entitled, or such shareholder may distribute his or her votes among as many candidates as the shareholder see fit. However, cumulative voting will not be available to RightWorks shareholders unless, at a meeting of shareholders, at least one shareholder has given written notice of his intention to cumulative votes prior to the voting, and will apply only to those candidates whose names have been placed in nomination prior to the voting. i2's certificate of incorporation does not provide for cumulative voting by its stockholders. Therefore, under Delaware law, cumulative voting rights are not available to i2 stockholders.

APPRAISAL RIGHTS

     Under California law, if the approval of the outstanding shares of the corporation is required for a merger or reorganization, each shareholder entitled to vote on the transaction, and who did not vote in favor of the transaction, may require the corporation to purchase for cash at their fair market value the shares owned by such shareholder. No appraisal rights are available for shares listed on any national securities exchange certified by the Commissioner of Corporations or listed on the National Market System of the Nasdaq Stock Market, unless there exists with respect to such shares any restriction on transfer imposed by the corporation or by any law or regulation or if demands for payment are filed with respect to 5% or more of the outstanding shares of that class. For additional information on appraisal rights under California law, see the section above entitled "The Merger -- Dissenters' and Appraisal Rights" and Annex D to this proxy statement/prospectus.

     Under Delaware law, holders of shares of any class or series, who neither vote in favor of the merger or consolidation nor consent thereto in writing, have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value, excluding any appreciation or depreciation as a consequence or in expectation of the transaction, of such shares, determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. Delaware law grants appraisal rights only in the case of merger or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on The Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than stock of the surviving corporation; stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on The Nasdaq National Market or held of record by more than 2,000 stockholders; cash in lieu of fractional shares; or some combination of the above. In addition, dissenters' rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

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

DERIVATIVE ACTION

     California law provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met concerning the fairness of allowing the action to go forward. The shareholder must make his or her demands on the board before filing suit or state in the suit the reasons for not making such demands to the board. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond.

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. Delaware law provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Under Delaware law and California law, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders or shareholders, as applicable, may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having at least the minimum number of votes required to authorize such action. If consent is sought for less than all stockholders or all shareholders entitled to vote, notice as required under Delaware law and California law shall be given. The RightWorks' articles of incorporation do not prohibit shareholder action by written consent; however, the RightWorks bylaws do provide that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. The i2 certificate of incorporation prohibits stockholder action without a duly called annual or special meeting of the stockholders.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations incorporated or organized under Delaware law and California law have fiduciary obligations to the corporation and its stockholders or shareholders, as applicable. Pursuant to these fiduciary obligations to the corporation and its stockholders or shareholders, the directors must act in accordance with the so-called duties of "due care" and "loyalty." Under California law, the duty of loyalty requires directors to perform their duties in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its shareholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances. Under Delaware law, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.

INDEMNIFICATION

     Under California law, a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines, settlements and other amounts, other than in connection with actions by or in the right of the corporation, if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. In addition, a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

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

     California law requires indemnification of directors, officers, employees and agents against expenses actually and reasonably incurred, to the extent such a person has been successful on the merits in any proceeding, including a proceeding by or in the right of the corporation. Otherwise, any indemnification may be made only if authorized in the specific case, upon a determination that indemnification is proper in the circumstances by any of the following:

     - a majority vote of a quorum consisting of directors who are not parties to the proceeding;

     - if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion;

     - approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote; or

     - the court in which the proceeding is or was pending.

     The indemnification authorized by California law is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. The RightWorks articles of incorporation and the RightWorks bylaws provide for the indemnification of its agents (as defined under California law) to the fullest extent permissible under California law, which may be in excess of the indemnification expressly permitted by
Section 317 of the California General Corporation Law, subject to the limitation set forth in Section 204 of the California General Corporation Law with respect to actions for breach of duty to the corporation and its shareholders.

     California law also allows for the advance payment of an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

     Delaware law generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

     - by a majority of the disinterested directors even though less than a quorum;

     - by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

     - by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

     - by a majority vote of the stockholders, at a meeting at which a quorum is present.

     Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third party action. Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

     Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals' commitment to repay any advance unless it is determined ultimately that such individuals are entitled to be indemnified. Under Delaware law, the rights to indemnification and advancement of expenses provided by law are non-exclusive. As a result, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

     The i2 certificate of incorporation and bylaws provide that its directors shall not be personally liable for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware law and provide for the indemnification of i2's directors, officers, employees and agents to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary.

DIRECTOR LIABILITY

     Delaware law and California law each provide that the charter documents of the corporation may include provisions which limit or eliminate the liability of the directors to the corporation or its stockholders or shareholders, provided such liability does not arise from certain proscribed conduct. In the case of California law, proscribed conduct includes:

     - intentional misconduct or knowing and culpable violation of law;

     - acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director;

     - the receipt of an improper personal benefit;

     - act or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders;

     - acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders,

     - interested transactions between the corporation and a director in which a director has a material financial interest; and

     - liability for improper distributions, loans or guarantees.

     In the case of Delaware law, proscribed conduct includes any breach of the director's duty of loyalty to the corporation or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions, or transactions from which the director derived an improper personal benefit.

ANTI-TAKEOVER PROVISIONS AND INTERESTED STOCKHOLDER/SHAREHOLDER TRANSACTIONS

     California law does not have any comparable provision to the anti-takeover provisions in Delaware law that are described below. However, California law does provide that, except in a short-form merger of a 90% owned subsidiary into its parent corporation and except in a merger of a parent corporation into a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock, if a constituent corporation or its parent corporation owns, directly or indirectly, shares of another constituent corporation representing more than 50% of the voting power of the other constituent corporation prior to the merger, the nonredeemable common stock or nonredeemable equity securities of a constituent corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority shareholders, except where the majority shareholder already owns 90% or more of the voting power of the target corporation.

     Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three year period. A "business combination" includes a merger or consolation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. These restrictions do not apply where:

     - either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired such 15% interest;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding, for the purposes of determining the number of shares outstanding, those shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

     - the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

     - the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

     - the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership;

     - the stockholder acquired the 15% interest when these restrictions did not apply; or

     - the corporation has opted not to be governed by Delaware anti-takeover laws.

i2 has not opted out of, and is therefore subject to, the Delaware anti-takeover laws summarized above.

INSPECTION OF BOOKS AND RECORDS

     California law and Delaware law allow any shareholder or stockholder to inspect the accounting books and records and minutes of proceedings of the shareholders or stockholders and the board of directors and to inspect the shareholders' or stockholders' list at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or stockholder. Additionally, California law provides for an absolute right to inspect and copy the corporation's shareholder list by a shareholder or shareholders holding at least 5% in the aggregate of the corporation's outstanding voting shares, or any shareholder or shareholders holding 1% or more of such shares who have filed a Schedule 14A with the SEC. Delaware law does not have an analogous provision.

SIZE OF THE BOARD OF DIRECTORS

     Under California law, as provided in the articles of incorporation or bylaws, the number of directors may be specified or may be not less than a stated minimum and not more than a stated maximum, with the exact number to be fixed by the board or the shareholders. The minimum number generally cannot be less than three. A bylaw specifying or changing a fixed number of directors or the maximum or minimum number of directors may only be adopted by approval of a majority of the outstanding shares. The RightWorks bylaws provide that the authorized number of directors of the corporation shall be seven. Any amendment to reduce the number of authorized directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than 16 2/3% of the outstanding shares entitled to vote.

     Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors. The i2 bylaws provide that the authorized number of directors of i2 is fixed at six.

CLASSIFIED BOARD OF DIRECTORS

     California law provides that a corporation, whose shares are listed for trading on a national securities exchange or the Nasdaq National Market, may divide its board of directors into two or three classes with staggered terms of office. RightWorks' board of directors is not divided into classes. Accordingly, all of RightWorks' directors are elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors are elected and qualified.

     Delaware law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. i2's board of directors is divided into three classes, as nearly equal in size as possible, with one class being elected annually for a three-year term. i2 directors are elected for a term of three years and until their successors are elected and qualified.

REMOVAL OF DIRECTORS

     California law provides that the board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony. Further, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote thereon; however, no director may be removed (unless the entire board is removed) if the number of shares voted against (or not consenting in writing to) the removal would be sufficient to elect the director under cumulative voting. Shareholders holding at least 10% of the outstanding shares in any class may sue in superior county court to remove from office any director because of fraud, dishonest acts or gross abuse of authority or discretion.

     Pursuant to Delaware law, i2 directors, or the entire i2 board, may be removed, at any time, with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of i2 entitled to vote at an election of directors.

TRANSACTIONS INVOLVING DIRECTORS

     Both California law and Delaware law state that any contract or transaction between a corporation and any of its directors, or a second corporation in which a director has a material financial interest is not void or voidable if the material facts to the transaction and as to the director's interest are fully disclosed and a majority of the disinterested shareholders or stockholders represented and voting at a duly held meeting approve or ratify the transaction in good faith. California law provides that such a contract or transaction also is not void or voidable if either after full disclosure the transaction is approved by the board or a committee (excluding the vote of interested directors) in good faith and the transaction is just and reasonable to the corporation, or the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved and ratified. Delaware law is similar except that the transaction must be shown to be fair instead of just and reasonable.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under California law, any vacancy on the board of directors other than one created by removal of a director may be filled by the board of directors, unless otherwise provided in the articles of incorporation or bylaws. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of director can only be filled by the shareholders unless board approval is authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. The RightWorks bylaws authorize only RightWorks shareholders to fill a vacancy created by the removal of a director.

     Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy, the director then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order any election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. The i2 bylaws do not provide for the election or nomination of directors by an individual class or series of stock. The i2 bylaws provide that vacancies occurring on the i2 board of directors for any reason may be filled by vote of a majority of the remaining members of the i2 board of directors, although less than a quorum, at a meeting of the i2 board of directors or by a plurality of votes cast at a meeting of stockholders. A person so elected by the i2 board of directors to fill a vacancy shall hold office until the expiration of the term of office of the director whom such person has replaced.

                                    EXPERTS

     The consolidated balance sheets of i2 as of December 31, 2000 and 1999 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ending December 31, 2000, included in this proxy statement/prospectus, have been audited by Arthur Andersen LLP, Dallas, Texas, independent accountants, as indicated in their reports with respect thereto, and are included herein upon the authority of said firm as experts in giving said reports.


     The consolidated financial statements of Aspect Development, Inc. as of December 31, 1999 and 1998, and for the years then ended, included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, San Jose, California, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance on the authority of said firm as experts in accounting and auditing in giving such report.



     The consolidated financial statements of Aspect for the year ended December 31, 1997, included in this proxy statement/prospectus, have been included in this proxy statement/prospectus in reliance on the report of Ernst & Young LLP, Palo Alto, California, independent auditors, given on the authority of that firm as experts in accounting and auditing.



     The financial statements of SupplyBase, Inc. as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been included in this proxy statement/ prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated March 24, 2000 covering the December 31, 1999 financial statements contains an explanatory paragraph that states that the recurring losses and negative operating cash flows of SupplyBase, Inc. since inception raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



     The financial statements of Cadis, Inc. as of December 31, 1997, included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, Denver, Colorado, independent public accountants, as indicated in their report with respect thereto, and included herein in reliance on the authority of said firm as experts in accounting and auditing in giving such report.

                                 LEGAL MATTERS


     The validity of the shares of i2 common stock offered by this proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for i2 by Brobeck, Phleger & Harrison LLP, Austin, Texas. Partners of Brobeck, Phleger & Harrison LLP own an aggregate of 44,051 shares of i2 common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for RightWorks by Cooley Godward LLP, San Francisco, California. Kenneth L. Guernsey, a partner of Cooley Godward LLP, is the secretary of RightWorks. Partners of Cooley Godward LLP own an aggregate of 32,434 shares of RightWorks Series B preferred stock.


                      WHERE YOU CAN FIND MORE INFORMATION

     i2 has filed a registration statement with the Securities and Exchange Commission to register the i2 common stock to be issued to RightWorks shareholders in the merger. i2 has not included in this proxy statement/prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information. Any statement regarding any of the contracts or other documents referred to in this prospectus is not necessarily complete. If a contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

     You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

     i2 files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's filings with the SEC are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.


     RIGHTWORKS SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS TO VOTE ON THE MERGER AGREEMENT. NEITHER i2 NOR RIGHTWORKS HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED AUGUST 8, 2001. SHAREHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF i2 COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
i2 TECHNOLOGIES, INC.
  December 31, 2000, 1999 and 1998
     Report of Independent Public Accountants...............   F-2
     Consolidated Balance Sheets............................   F-3
     Consolidated Statements of Operations..................   F-4
     Consolidated Statements of Stockholders' Equity........   F-5
     Consolidated Statements of Cash Flows..................   F-6
     Notes to Consolidated Financial Statements.............   F-7
  March 31, 2001 and 2000
     Condensed Consolidated Financial Statements (Unaudited)
       Condensed Consolidated Balance Sheets................  F-27
       Condensed Consolidated Statements of Operations......  F-28
       Condensed Consolidated Statements of Cash Flows......  F-29
       Notes to Condensed Consolidated Financial
        Statements..........................................  F-30
ASPECT DEVELOPMENT, INC.
  December 31, 1999, 1998 and 1997
       Report of Independent Public Accountants.............  F-38
       Report of Ernst & Young LLP, Independent Auditors....  F-39
       Report of Independent Public Accountants.............  F-40
     Consolidated Balance Sheets............................  F-41
     Consolidated Statements of Operations..................  F-42
     Consolidated Statements of Stockholders' Equity........  F-43
     Consolidated Statements of Cash Flows..................  F-44
     Notes to Consolidated Financial Statements.............  F-45
  March 31, 2000
     Condensed Consolidated Financial Statements (Unaudited)
       Condensed Consolidated Balance Sheets................  F-58
       Condensed Consolidated Statements of Operations......  F-59
       Condensed Consolidated Statements of Cash Flows......  F-60
       Notes to Condensed Consolidated Financial
        Statements..........................................  F-61
SUPPLYBASE, INC.
  December 31, 1999, 1998, 1997
       Independent Auditors' Report.........................  F-65
       Balance Sheets.......................................  F-66
       Statement of Operations..............................  F-67
       Statements of Stockholders' Deficit..................  F-68
       Statements of Cash Flows.............................  F-69
       Notes to Financial Statements........................  F-70
  March 31, 2000 (included in the Unaudited Pro Forma
     Combined Financial Statements as of and for the Three
     Month Period ended March 31, 2000)
  Unaudited Pro Forma Combined Financial Statements as of
     and for the Three Month Period ended March 31, 2000
       Unaudited Pro Forma Combined Balance Sheet...........  F-77
       Unaudited Pro Forma Combined Statement of
        Operations..........................................  F-78
       Notes to Unaudited Pro Forma Combined Financial
        Statements..........................................  F-79

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
i2 Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of i2 Technologies, Inc. (a Delaware corporation) as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i2 Technologies, Inc. as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                            /s/  ARTHUR ANDERSEN LLP

Dallas, Texas
January 16, 2001
(except for the last paragraph in
Note 2 and Note 13 as
to which the dates are March 23, 2001
and March 9, 2001, respectively)
                             i2 TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                                                 2000         1999
                                                              -----------   --------
                                       ASSETS

Current assets:
  Cash and cash equivalents.................................  $   739,241   $454,585
  Short-term investments....................................       84,086    124,806
  Accounts receivable, net of allowance for doubtful
     accounts of $31,329 and $17,474........................      298,465    157,586
  Deferred income taxes, prepaids and other current
     assets.................................................       76,989     26,088
                                                              -----------   --------
          Total current assets..............................    1,198,781    763,065
Premises and equipment, net.................................      124,852     50,483
Deferred income taxes and other assets......................      410,026     32,660
Intangibles and goodwill, net...............................    7,492,167     13,986
                                                              -----------   --------
          Total assets......................................  $ 9,225,826   $860,194
                                                              ===========   ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $    49,628   $ 20,039
  Accrued liabilities.......................................      111,739     40,447
  Accrued compensation and related expenses.................       84,942     40,443
  Deferred revenue..........................................      165,689     72,617
  Income taxes payable......................................       10,056      4,480
                                                              -----------   --------
          Total current liabilities.........................      422,054    178,026
Other long-term liabilities.................................          325         --
Long-term debt..............................................      350,000    350,000
                                                              -----------   --------
          Total liabilities.................................      772,379    528,026
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000 shares
     authorized, none issued................................           --         --
  Common stock, $0.00025 par value, 2,000,000 and 500,000
     shares authorized, 405,840 and 310,824 shares issued
     and outstanding........................................          102         78
  Additional paid-in capital................................   10,174,012    297,840
  Accumulated other comprehensive loss......................       (6,694)    (4,126)
  Retained earnings (deficit)...............................   (1,713,973)    38,376
                                                              -----------   --------
          Total stockholders' equity........................    8,453,447    332,168
                                                              -----------   --------
          Total liabilities and stockholders' equity........  $ 9,225,826   $860,194
                                                              ===========   ========

          See accompanying notes to consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                2000         1999       1998
                                                             -----------   --------   --------
Revenues:
  Software licenses........................................  $   709,177   $352,597   $234,316
  Services.................................................      271,009    147,893     91,726
  Maintenance..............................................      146,139     70,620     43,115
                                                             -----------   --------   --------
          Total revenues...................................    1,126,325    571,110    369,157
Costs and expenses:
  Cost of revenues:
     Cost of software licenses.............................       53,331     17,981      7,967
     Amortization of acquired technology...................       29,054         --         --
     Cost of services and maintenance......................      234,191    125,934     77,459
  Sales and marketing......................................      390,111    194,752    129,978
  Research and development.................................      217,938    132,278     94,199
  General and administrative...............................       86,888     53,188     38,191
  Amortization of intangibles..............................    1,724,551         --         --
  In-process research and development and
     acquisition-related expenses..........................      102,373      6,552      7,618
                                                             -----------   --------   --------
          Total costs and expenses.........................    2,838,437    530,685    355,412
                                                             -----------   --------   --------
Operating income (loss)....................................   (1,712,112)    40,425     13,745
Other income, net..........................................       18,227      7,642      8,753
Non-cash settlement........................................      (22,412)        --         --
                                                             -----------   --------   --------
Income (loss) before income taxes..........................   (1,716,297)    48,067     22,498
Provision for income taxes.................................       35,716     24,552     17,279
                                                             -----------   --------   --------
Net income (loss)..........................................  $(1,752,013)  $ 23,515   $  5,219
                                                             ===========   ========   ========
Basic and diluted earnings (loss) per common share:
  Basic earnings (loss) per common share...................  $     (4.83)  $   0.08   $   0.02
  Diluted earnings (loss) per common share.................  $     (4.83)  $   0.07   $   0.02
                                                             -----------   --------   --------
Weighted-average common shares outstanding.................      362,723    300,838    287,176
Weighted-average diluted common shares outstanding.........      362,723    335,678    314,120
Comprehensive income (loss):
  Net income (loss)........................................  $(1,752,013)  $ 23,515   $  5,219
  Other comprehensive income (loss):
     Unrealized loss on available-for-sale securities
       arising during the period...........................       (7,670)        --         --
     Reclassification adjustment for net realized losses on
       available-for-sale securities included in income....        1,578         --         --
                                                             -----------   --------   --------
          Net unrealized loss..............................       (6,092)        --         --
     Foreign currency translation adjustments..............        1,984     (5,311)      (738)
     Tax effect of other comprehensive income (loss).......        1,540      2,018        284
                                                             -----------   --------   --------
          Total other comprehensive loss...................       (2,568)    (3,293)      (454)
                                                             -----------   --------   --------
          Total comprehensive income (loss)................  $(1,754,581)  $ 20,222   $  4,765
                                                             ===========   ========   ========


          See accompanying notes to consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                    ACCUMULATED
                                    COMMON STOCK     ADDITIONAL        OTHER        RETAINED         TOTAL
                                  ----------------     PAID-IN     COMPREHENSIVE    EARNINGS     STOCKHOLDERS'
                                  SHARES    AMOUNT     CAPITAL         LOSS         (DEFICIT)       EQUITY
                                  -------   ------   -----------   -------------   -----------   -------------
Balance at January 1, 1997......  278,340    $ 68    $   183,633      $  (379)     $     9,642    $   192,964
  Exercise of options and
    issuance under stock
    purchase plan...............   14,352       4         11,276           --               --         11,280
  Shares issued in
    acquisitions................      308      --          2,708           --               --          2,708
  Tax benefit of stock
    options.....................       --      --         16,669           --               --         16,669
  Amortization of deferred
    compensation................       --      --            600           --               --            600
  Foreign currency translation,
    net of tax..................       --      --             --         (454)              --           (454)
  Net income....................       --      --             --           --            5,219          5,219
                                  -------    ----    -----------      -------      -----------    -----------
Balance at December 31, 1998....  293,000      72        214,886         (833)          14,861        228,986
  Exercise of options and
    issuance under stock
    purchase plan...............   17,260       6         36,385           --               --         36,391
  Shares issued in
    acquisitions................      564      --          4,800           --               --          4,800
  Tax benefit of stock
    options.....................       --      --         41,329           --               --         41,329
  Amortization of deferred
    compensation................       --      --            440           --               --            440
  Foreign currency translation,
    net of tax..................       --      --             --       (3,293)              --         (3,293)
  Net income....................       --      --             --           --           23,515         23,515
                                  -------    ----    -----------      -------      -----------    -----------
Balance at December 31, 1999....  310,824      78        297,840       (4,126)          38,376        332,168
  Exercise of options and
    issuance under stock
    purchase plan...............   21,027       6        150,591           --             (336)       150,261
  Shares issued in
    acquisitions................   73,989      18      9,367,694           --               --      9,367,712
  Options issued in non-cash
    settlement..................       --      --         22,412           --               --         22,412
  Tax benefit of stock
    options.....................       --      --        326,710           --               --        326,710
  Amortization of deferred
    compensation................       --      --          8,765           --               --          8,765
  Change in fair value of
    securities available for
    sale, net of tax............       --      --             --       (3,808)                         (3,808)
  Foreign currency translation,
    net of tax..................       --      --             --        1,240               --          1,240
  Net loss......................       --      --             --           --       (1,752,013)    (1,752,013)
                                  -------    ----    -----------      -------      -----------    -----------
Balance at December 31, 2000....  405,840    $102    $10,174,012      $(6,694)     $(1,713,973)   $ 8,453,447
                                  =======    ====    ===========      =======      ===========    ===========

          See accompanying notes to consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                 2000         1999       1998
                                                              -----------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(1,752,013)  $ 23,515   $   5,219
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Write-off of in-process research and development........      101,341      3,267       4,674
    Depreciation and amortization...........................    1,781,411     16,427      12,211
    Provision for bad debts charged to costs and expenses...       21,829     11,065       4,924
    Amortization of deferred compensation...................        8,765        440         600
    Non-cash settlement.....................................       22,412         --          --
    Loss on equity investments..............................        1,578         --          --
    Deferred income taxes and disqualifying dispositions....     (351,093)   (26,651)    (10,709)
    Tax benefit from stock option exercises.................      326,710     41,329      16,669
    Changes in operating assets and liabilities:
      Accounts receivable, net..............................     (132,325)   (40,974)    (55,985)
      Prepaids and other assets.............................      (12,604)   (10,196)     (4,466)
      Accounts payable......................................       25,821      8,182       3,843
      Accrued liabilities...................................       37,697     18,913       9,404
      Accrued compensation and related expenses.............       44,499     17,802       5,808
      Deferred revenue......................................       62,346     21,388      19,485
      Income taxes payable..................................        5,576      2,493       2,213
                                                              -----------   --------   ---------
         Net cash provided by operating activities..........      191,950     87,000      13,890
                                                              -----------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in purchase of Aspect.......................       55,206         --          --
  Cash acquired in purchase of SupplyBase...................           26         --          --
  Direct costs of purchase transactions.....................      (41,012)      (500)     (4,148)
  Long-term investments.....................................         (910)        --          --
  Purchases of premises and equipment.......................      (87,881)   (33,496)    (19,712)
  Net change in short-term investments......................       59,273    (25,391)    (78,849)
  Purchases of equity investments...........................      (48,764)    (6,028)         --
  Sales of equity investments...............................        3,372         --          --
  Purchases of long-term debt securities....................       (6,019)        --          --
  Maturities of long-term debt securities...................        9,000         --          --
                                                              -----------   --------   ---------
         Net cash used in investing activities..............      (57,709)   (65,415)   (102,709)
                                                              -----------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from revolving line of credit....................           --         --         942
  Payments on revolving line of credit......................           --         --      (1,600)
  Proceeds from issuance of debt............................           --        500       5,032
  Payments on debt..........................................           --     (5,532)     (1,457)
  Advances from stockholders................................           --      4,000          --
  Payments on advances from stockholders....................           --     (4,000)         --
  Net proceeds from issuance of convertible debt............           --    339,875          --
  Net proceeds from sale of common stock to employees and
    exercise of stock options...............................      150,261     36,391      11,280
                                                              -----------   --------   ---------
         Net cash provided by financing activities..........      150,261    371,234      14,197
                                                              -----------   --------   ---------
  Effect of exchange rates on cash..........................          154       (845)       (118)
Net change in cash and cash equivalents.....................      284,656    391,974     (74,740)
Cash and cash equivalents at beginning of period............      454,585     62,611     137,351
                                                              -----------   --------   ---------
Cash and cash equivalents at end of period..................  $   739,241   $454,585   $  62,611
                                                              ===========   ========   =========

          See accompanying notes to consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (TABLE DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Nature of Operations. We are a leading provider of dynamic value-chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. Our solutions are designed to help enterprises improve efficiencies, collaborate with suppliers and customers, respond to market demands and engage in dynamic business interactions over the Internet. Our products consider the conditions of companies to optimize key business processes -- from product design to customer relationships. Our products are designed to help customers, partners, suppliers and service providers conduct business together and offer a technology infrastructure supporting collaboration, commerce and content. Our product suites include software solutions for supply chain management, supplier relationship management and customer relationship management. We also provide content and content management solutions as well as a platform for integration and administration of private and public electronic marketplaces. Our product suites may be used by our customers to align their value chain to serve the customers. We also provide services such as consulting, training and maintenance in support of these offerings.


     Principles of Consolidation. The consolidated financial statements include the accounts of i2 Technologies, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     All share and per share data in this report reflect the two-for-one stock splits of our common stock paid as 100% stock dividends on December 5, 2000, February 17, 2000 and June 2, 1998.

     We acquired InterTrans Logistics Solutions Limited (ITLS) in 1998 and Sales Marketing Administration Research Tracking Technologies, Inc. (SMART) in 1999. Each of these business combinations was accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements give retroactive effect to the combinations for all periods presented. In 2000, we acquired SupplyBase, Inc. (SupplyBase) and Aspect Development, Inc. (Aspect). Each of these transactions was accounted for as a purchase business combination. Accordingly, the results of operations of SupplyBase and Aspect have been included with our results of operations since their respective acquisition dates. A more detailed discussion of business combinations is provided in Note
2 -- Business Combinations.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and cash equivalents. Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months.

     Investments. Investments in debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Investments in debt securities are classified as available for sale when they might be sold before maturity. Investments in marketable equity securities are classified as available for sale. Investments in equity securities with no active market are carried at cost. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Management determines the appropriate classification of securities at the time of purchase.

                             i2 TECHNOLOGIES, INC.

     Interest income includes amortization of purchase premiums and discounts. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

     Financial Instruments. Financial instruments that potentially subject us to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings. Debt security investments are in highly rated corporations and municipalities as well as agencies of the U.S. government. In addition, we regularly monitor financial information related to our equity investments. Our customer base consists of large numbers of geographically diverse customers dispersed across many industries. As a result, concentration of credit risk with respect to accounts receivable is not significant. However, we periodically perform credit evaluations of our customers and maintain reserves for potential losses. We have used and expect to continue to use foreign exchange contracts to hedge the risk in receivables denominated in foreign currencies. Risk of non-performance by counterparties to such contracts is minimal due to the size and credit standings of the financial institutions used. Our foreign exchange contracts outstanding at December 31, 2000 and 1999 were not material. Gains and losses on foreign exchange contracts have also not been material to date.

     Premises and Equipment. Premises and equipment are recorded at cost and are depreciated over their useful lives ranging from three to seven years using the straight-line method. Leasehold improvements are amortized over shorter of the expected term of the lease or estimated useful life.


     Goodwill and Purchased Intangible Assets. Goodwill, acquired technology and other intangible assets related to business acquisitions are amortized on a straight-line basis over periods of two to five years. All of our goodwill is associated with our entire company ("enterprise level") rather than any specific identifiable asset or product line. Each quarter we evaluate whether an impairment of this enterprise goodwill may exist by comparing the book value of the our common stock to the product of (i) the number of shares of common stock issued and outstanding at the end of the quarter and (ii) the market price of the common stock at the end of the quarter. If the product of shares and market price exceeds the book value, impairment does not exist. If the product of shares and market price is less than book value, we evaluate whether the condition is other than temporary based (i) primarily on whether fluctuations in the company's stock price subsequent to the quarter-end result in a product of shares and market price that exceeds book value and (ii) on all other available evidence. If the product of shares and market price is continuously less than book value based on daily closing market prices for the prior six months, we evaluate whether the condition is other than temporary considering all other available evidence. If we determine that the condition is other than temporary, additional amortization is recorded for the impairment, equal to the excess book value at the end of the quarter.



     We may record an additional goodwill amortization charge as of the end of any quarter, when the product of the number of shares issued and outstanding and the closing market price of our common stock is less than the book value of our common stock. We do not believe that we can predict our common stock price and accordingly, are unable to predict when, if ever, such additional goodwill amortization might be recorded. At December 31, 2000, we had 405.8 million common shares issued and outstanding with a book value of $8.5 billion. Therefore, our common stock price would had to have been below $20.83 per share before consideration would have been given to recording additional goodwill amortization. At December 31, 2000, our common stock price was $54.38. Future calculations of whether an impairment may exist will be affected by any future issuances or purchases of common stock, by amortization of existing goodwill, by any goodwill recorded in connection with future acquisitions, by any other changes to the book value of our common stock, and by our future common stock price.



     In-Process Research and Development. Technology or business acquisitions may include the purchase of technology that has not yet been determined to be technologically feasible and has no alternative future use in its then-current stage of development. The portion of the purchase price allocated to in-process
                             i2 TECHNOLOGIES, INC.

research and development is expensed immediately upon the consummation of the acquisition. In making the purchase price allocation, we consider present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process technology is determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by our competitors and us. The resulting net cash flows from such projects are based on our estimates of cost of sales, operating expenses, and income taxes from such projects.



     Long-Lived Assets. Premises and equipment, goodwill associated with specific identifiable assets and other long-term assets are reviewed for impairment quarterly, or when events indicate their carrying amount may not be recoverable from future undiscounted cash flows in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121. If impaired, assets are recorded at fair value. Other long-term assets include software, information databases and installed customer base/relationships acquired from third parties or in business combinations.



     Capitalized Research and Development Costs. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of our products has substantially coincided with the general release of such software. As a result, software development costs qualifying for capitalization under SFAS 86 have been insignificant and, therefore, we have not capitalized any such costs other than those recorded in connection with our acquisitions.


     Revenue Recognition. Revenues consist of software license revenues, service revenues, and maintenance revenues, and are recognized in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as modified by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," and SEC Staff Accounting Bulletin (SAB) 101, "Revenue Recognition."


     Software license revenues are recognized upon shipment, provided fees are fixed and determinable and collection is probable. Revenue for agreements that include one or more elements to be delivered at a future date is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the agreement fee is recognized as revenue. If fair values have not been established for certain undelivered elements, revenue is deferred until those elements have been delivered, or their fair values have been determined. Agreements that include a right to unspecified future products are recognized ratably over the term of the agreement. License fees from reseller agreements are generally based on the sublicenses granted by the reseller and recognized when the license is sold to the end customer. Licenses to our content databases are recognized over the terms of the agreements. Fees from licenses sold together with services are generally recognized upon shipment, provided fees are fixed and determinable, collection is probable, payment of the license fee is not dependent upon the performance of the consulting services and the consulting services are not essential to the functionality of the licensed software.


     Service revenues are primarily derived from fees for implementation, consulting and training services and are generally recognized under service agreements in connection with initial license sales and as the services are performed.

                             i2 TECHNOLOGIES, INC.

     Maintenance revenues are derived from technical support and software updates provided to customers. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

     Payments received in advance of revenue recognized are classified as deferred revenue in the Consolidated Balance Sheets.

     We warrant our products will function substantially in accordance with documentation provided to customers. To date, we have not incurred any significant expenses related to warranty claims.

     No individual customer accounted for more than 10% of total revenues during any of the periods presented.

     Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount to be realized.

     Basic and Diluted Earnings Per Common Share. Basic and diluted earnings per common share is computed in accordance with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per common share for entities with complex capital structures. Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of stock options and warrants granted using the treasury stock method, the effect of contingently issuable shares earned during the period and shares issuable under the conversion feature of our convertible notes using the if-converted method. The computations also give retroactive effect to the exchange of common shares in connection with the ITLS and SMART acquisitions (see Note 2 -- Business Combinations). A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for 2000, 1999 and 1998 is provided in Note 7 -- Stockholders' Equity and Earnings Per Common Share.

     Stock-Based Compensation Plans. Employee compensation expense under stock option plans is reported only if options are granted below market price at grant date in accordance with APB Opinion No. 25. SFAS No. 123, "Accounting for Stock Based Compensation," requires pro forma disclosures of net income and earnings per share for companies not adopting its fair value accounting method for stock-based employee compensation. The pro forma disclosures shown in Note
8 -- Employee Benefit Plans use the fair value method of SFAS No. 123 to measure expense for options granted using an option-pricing model to estimate fair value.

     Deferred Compensation. Deferred compensation is recorded as a component of stockholders' equity for stock options issued to non-employees. The compensation is valued as the services are performed and recognized over the service period.

     Foreign Currency Translation. The functional currency for the majority of our foreign subsidiaries is the local currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date while income and expense amounts are translated at average exchange rates during the period. The resulting translation adjustments are disclosed as a separate component of stockholders' equity and other comprehensive income. Transaction gains and losses arising from transactions denominated in a non-functional currency and due to changes in exchange rates are recorded in "other income, net" in the Consolidated Statements of Operations.

     Fair Values of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly
                             i2 TECHNOLOGIES, INC.

affect the estimates. The estimated fair value approximates carrying value for all financial instruments except securities and long-term debt. Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments. The fair value of long-term debt is estimated by discounting future cash flows using the interest rates currently offered for similar debt of similar remaining maturity.

     Comprehensive Income. Comprehensive income is reported for all periods. Comprehensive income includes both net income and other comprehensive income, which includes the change in unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments.

     Reclassifications. Some items in prior year financial statements have been reclassified to conform to the current year presentation.

2. BUSINESS COMBINATIONS


ITLS AND SMART


     The following table presents acquisitions that were accounted using the pooling-of-interests method during 1998, 1999 and 2000:

                                                                            I2 SHARES
COMPANY                                                          DATE         ISSUED
-------                                                       ----------   ------------
ITLS........................................................  April 1998   13.2 million
SMART.......................................................   July 1999    8.4 million

     The consolidated financial statements give retroactive effect to these combinations for all periods presented.

     The separate revenues and net income (loss) of i2 (including ITLS) and SMART (prior to acquisition date) and the combined amounts presented in the consolidated financial statements follow:

                                                                1999       1998
                                                              --------   --------
Total revenues:
  i2........................................................  $569,246   $361,916
  SMART.....................................................     1,864      7,241
                                                              --------   --------
                                                              $571,110   $369,157
                                                              ========   ========
  Net income (loss):
  i2........................................................  $ 33,536   $ 19,983
  SMART.....................................................   (10,021)   (14,764)
                                                              --------   --------
                                                              $ 23,515   $  5,219
                                                              ========   ========

     During 1999, we incurred $6.6 million in acquisition related expenses in connection with the SMART pooling acquisition, as well as other acquisitions accounted for using the purchase method. During 1998, we incurred $7.6 million in acquisition related expenses in connection with the ITLS pooling acquisition, as well as other purchase acquisitions. These costs included investment banking, legal and accounting fees and expenses, amortization of acquisition-related intangible assets and the write-off of in-process research and development.


SUPPLYBASE


     On April 28, 2000, we completed our acquisition of SupplyBase, a leading developer of high-end interactive database products, services and supply chain management tools for managing custom content. We issued or reserved for issuance
3.6 million shares of our common stock with a fair market value of
                             i2 TECHNOLOGIES, INC.

$345.5 million in exchange for all outstanding stock, options and warrants of SupplyBase. In connection with the acquisition, we incurred transaction costs consisting primarily of professional fees of $6.8 million, resulting in a total purchase price of $352.3 million. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of SupplyBase have been included with our results of operations since April 28, 2000.

     The total purchase price paid for the SupplyBase acquisition was allocated based on the estimated fair values of the assets acquired as follows:

                                                           SUPPLY BASE
                                                           -----------
Net liabilities assumed.................................    $ (1,663)
Identifiable intangible assets..........................      15,700
Goodwill................................................     331,815
In-process research and development.....................       6,400
                                                            --------
          Total.........................................    $352,252
                                                            ========

     $15.7 million of the purchase consideration was allocated to other intangible assets, including developed technology ($2.8 million), assembled workforce ($1.2 million) and content databases ($11.7 million), with these amounts being amortized over two to three years. Goodwill is being amortized over three years.


     In connection with our acquisition of SupplyBase, we allocated $6.4 million, or 1.8%, of the purchase price to in-process research and development projects. As of the acquisition date, SupplyBase was conducting design, development, engineering and testing activities associated with the completion of its SupplyBase.manager version 1.75/sb.exchange version 1.0 and SupplyBase.manager version 2.0. SupplyBase.manager version 1.75 includes strategic enhancements of application hosting and bidding environments. SupplyBase.manager version 2.0 includes ERP integration, parallel workflow, value-added quote comparisons and additional market driven functionality. These products under development at the valuation date represented next-generation technologies that were expected to address emerging market demands for B2B e-commerce content management.



     At the acquisition date, the technologies under development ranged from 5% to 75% complete based on engineering man-month data and technological progress. SupplyBase had spent $1.2 million on the in-process projects, and expected to spend approximately $2.0 million to complete all phases of the research and development. Anticipated completion dates ranged from three to nine months.



     Aggregate revenues for the developmental SupplyBase products were estimated to grow at a compounded annual growth rate of approximately 200% for the three years following introduction, assuming the successful completion and market acceptance of the major research and development programs. The estimated revenues for the in-process projects were expected to peak within three years of product completion and then decline sharply as other new products and technologies enter the market.



     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the successful development of the projects, a discount rate of 25% was used to value the in-process research and development. The discount rate utilized was higher than the our weighted-average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.



     We completed SupplyBase.manager version 1.75 in September 2000 in accordance with the plans outlined above. SupplyBase.manager version 2.0's technology and functionality was integrated into the
                             i2 TECHNOLOGIES, INC.

SRM Design, Manufacturing and Collaboration solutions that were acquired related to our acquisition of Aspect. The new SRM Product, which also included integration with other internally developed technologies, was released in the first quarter of 2001. Our new SRM product release rendered SupplyBase.manager version 1.75, version 1.80 and the acquired in-process technology of SupplyBase.manager 2.0 technologically obsolete and we no longer sell these products. Actual results were lower than forecasts with respect to revenues generated by the acquired in-process research and development due to adopting a strategy to integrate this in-process research and development with other technologies.



ASPECT


     On June 9, 2000, we completed our acquisition of Aspect a leading developer of collaborative solutions for standardized content management and inbound supply chain solutions for business-to-business marketplaces. We issued or reserved for issuance 67.5 million shares of our common stock with a fair market value of $6.4 billion and exchanged options to purchase 28.5 million shares of our common stock with a fair value of $2.4 billion. The fair value of the exchanged options was valued using the Black-Scholes options pricing model with the following assumptions: expected volatility of 0.84, weighted-average risk-free interest rate of 5.60%, expected terms ranging from 1-4 years and no expected dividends. In connection with the acquisition, we incurred transaction costs consisting primarily of professional fees of $39.5 million, resulting in a total purchase price of $8.8 billion. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of Aspect have been included with our results of operations since June 9, 2000.

     The total purchase price paid for the Aspect acquisition was allocated based on the estimated fair values of the assets acquired, as follows:

                                                             ASPECT
                                                           ----------
Net assets acquired.....................................   $  161,568
Identifiable intangible assets..........................      217,000
Goodwill................................................    8,344,292
In-process research and development.....................       83,000
                                                           ----------
          Total.........................................   $8,805,860
                                                           ==========

     $217.0 million of the purchase consideration was allocated to other intangible assets, including developed technology ($81.0 million), assembled workforce ($10.0 million), content databases ($84.0 million) and customer lists ($42.0 million), with these amounts being amortized over two to three years. Goodwill is being amortized over three years.


     In connection with the acquisition of Aspect, we allocated $83.0 million, or 0.9%, of the purchase price to in-process research and development projects. As of the acquisition date, Aspect was conducting design, development, engineering and testing activities associated with the completion of its eCSM and eMarketplace Solutions programs. The eCSM Solutions include eSource, eDesign and eOperate. eCSM is a complete knowledge management and decision support solution for commodity management, supplier management, contract management, collaboration and material rationalization. eMarketplace is a web-based B2B e-commerce technology for content management and e-commerce web enablement projects. The eCSM and eMarketplace Solutions under development at the valuation date represented next-generation technologies that were expected to address emerging market demands for B2B e-commerce content management.



     At the acquisition date, the technologies under development ranged from 54% to 59% complete based on engineering man-month data and technological progress. Aspect had spent $8.1 million on the in-
                             i2 TECHNOLOGIES, INC.

process projects, and expected to spend approximately $8.8 million to complete all phases of the research and development. Anticipated completion dates ranged from two to twelve months.



     Aggregate revenues for the developmental Aspect products were estimated to grow at a compounded annual growth rate of approximately 125% for the three years following introduction, assuming the successful completion and market acceptance of the major research and development programs. The estimated revenues for the in-process projects were expected to peak within three years of product completion and then decline sharply as other new products and technologies are expected to enter the market.



     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the successful development of the projects, a discount rate of 20% was used to value the in-process research and development. The discount rate utilized was higher than our weighted-average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.



     We have completed all of the original research and development projects in accordance with the plans outlined above. Additionally, subsequent versions of existing software have been expanded with several other projects and integrated into our overall product solutions. The majority of the projects were completed on schedule, with some delays occurring due to changes in technological and market requirements for B2B software. Actual results have been lower than forecasts with respect to revenues generated by the acquired in-process research and development.


     The following summary, prepared on an unaudited pro forma basis, reflects the condensed consolidated results of operations for 2000 and 1999 assuming SupplyBase and Aspect had been acquired at the beginning of the periods presented (in thousands, except per share data):

                                                               PRO FORMA (UNAUDITED)
                                                             -------------------------
                                                                2000          1999
                                                             -----------   -----------
Revenue....................................................  $ 1,178,931   $   671,422
Net loss...................................................   (2,989,314)   (2,982,570)
Basic and diluted loss per common share....................        (7.60)        (8.07)

     The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented. In addition they are not intended to be a projection of future results and do not reflect any synergies that might be affected from combined operations. The charges for in-process research and development have not been included in the unaudited pro forma results because they are nonrecurring.


OTHER ACQUISITIONS


     We also acquired certain other businesses in 2000, 1999 and 1998 for an aggregate purchase price of $2.9 million, $5.3 million and $9.2 million, which included cash, stock, assumed liabilities and acquisition costs. These acquisitions were accounted for as purchase business combinations. Accordingly, we allocated the purchase prices based on the fair value of assets acquired and liabilities assumed. A portion of the purchase price of these transactions was identified, using proven valuation procedures and techniques, as intangible assets. This allocation represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. The revenue projections used to value the in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by us and
                             i2 TECHNOLOGIES, INC.

our competitors. At the date of each acquisition, the products under development had not reached technological feasibility and had no alternative future use. We expensed $2.4 million, $3.3 million and $4.7 million in 2000, 1999 and 1998, as in-process research and development and acquisition-related costs at each acquisition date. The value assigned to in-process research and development is comprised of various research and development projects. These projects include the introduction of new technologies as well as revisions of enhancements to certain acquired technologies. There is risk associated with the completion of the projects, and there is no assurance that each will attain either technological feasibility or commercial success.



     Amortization of goodwill, acquired technology, other intangible assets, and the write-off of in-process research and development totaled $1.9 billion in 2000, $5.1 million in 1999 and $5.4 million in 1998.



TRADE SERVICES CORPORATION/EC-CONTENT



     On December 27, 2000, we entered into a definitive agreement to acquire Trade Services Corporation, a leading provider of maintenance, repair and overhaul (MRO) content and its affiliate ec-Content, Inc., which develops and manages content for digital marketplaces, e-procurement and supplier syndication. Pursuant to the amended agreement, we purchased all the outstanding stock of both companies for approximately $74.1 million, including acquisition related costs. The total purchase price includes $5.0 million in cash, 800,000 shares of our common stock with a fair market value of $12.4 million, a convertible promissory note currently valued at $56.1 million and approximately $0.6 million in acquisition costs. This acquisition closed on March 23, 2001 and was accounted for using the purchase method.



3. ASSET ACQUISITION



     On March 27, 2000, we purchased various software assets, cross-patent rights and software licenses with an aggregate value of $234 million from IBM in exchange for 2.6 million shares of our common stock. In connection with our acquisition of these assets from IBM, we allocated $8.9 million, or 3.8%, of the purchase price to in-process research and development projects. As of the acquisition date, IBM was conducting design, development, engineering and testing activities associated with the completion of its Makaro and Paper Mill Scheduler Products. These products under development at the valuation date represented next-generation technologies that were expected to address retailer and paper-mill scheduling and planning software.



     At the acquisition date, the technologies under development ranged from 73% to 85% complete based on engineering man-month data and technological progress. IBM had spent $2.8 million on the in-process projects, and expected to spend approximately $0.8 million to complete all phases of the research and development. Anticipated completion dates ranged from two to twelve months.



     Aggregate revenues for the developmental IBM products were estimated to grow at a compounded annual growth rate of approximately 24% from 2001 to 2007, assuming the successful completion and market acceptance of the major research and development programs.



     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the successful development of the projects, a discount rate of 19% was used to value the in-process research and development. The discount rate utilized was higher than our weighted-average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.



     We have completed the original research and development project related to Makaro in accordance with the plan outlined above. Additionally, the Paper Mill Scheduler product has been integrated into
                             i2 TECHNOLOGIES, INC.

existing technology of our internally developed products. Actual results have been lower than forecasts with respect to revenues generated by the acquired in-process research and development.


4. INVESTMENT SECURITIES

     Short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months are reported as cash and cash equivalents in the Consolidated Balance Sheets. Investment securities reported as cash and cash equivalents as of December 31, 2000 and 1999 were as follows:

                                                                2000       1999
                                                              --------   --------
Short-term time deposits....................................  $ 12,840   $ 32,556
U.S. government obligations.................................        --    340,375
Obligations of state and local municipalities...............   111,305         --
Commercial paper............................................   409,088     36,695
                                                              --------   --------
                                                              $533,233   $409,626
                                                              ========   ========

     Investments in debt securities with original maturities in excess of three months but less than one year are reported as short-term investments in the Consolidated Balance Sheets. Short-term investments as of December 31, 2000 and 1999 were as follows:

                                                               2000       1999
                                                              -------   --------
U.S. government obligations.................................  $18,064   $     --
Obligations of state and local municipalities...............    1,136      1,300
Corporate bonds and notes...................................   54,886    123,506
Commercial paper............................................   10,000         --
                                                              -------   --------
                                                              $84,086   $124,806
                                                              =======   ========

     Investments in debt securities with original maturities in excess of one year and corporate equity securities are reported as other assets in the Consolidated Balance Sheets. All long-term debt securities outstanding at December 31, 2000 will contractually mature within 2 years. Long-term investments as of December 31, 2000 and 1999 were as follows:

                                                               2000      1999
                                                              -------   ------
U.S. government obligations.................................  $ 7,000   $   --
Corporate bonds and notes...................................    6,019       --
Corporate equity securities.................................   53,631    6,028
                                                              -------   ------
                                                              $66,650   $6,028
                                                              =======   ======

     During 2000 and 1999, all debt securities were classified as available for sale. The difference between the cost and fair value of these investments was not material at December 31, 2000 or 1999; therefore, no adjustment has been made to the historical carrying value of these investments. At December 31, 2000, the carrying value of corporate equity securities included gross unrealized gains of $2.0 million and gross unrealized losses of $8.1 million. No unrealized gains or losses were recognized on corporate equity securities at December 31, 1999.

                             i2 TECHNOLOGIES, INC.

     Interest and dividend income on investments totaled $43.5 million in 2000, $9.7 million in 1999 and $7.6 million in 1998. Net realized losses on investments totaled $1.6 million in 2000. Realized gains and losses in 1999 and 1998 were not material.

5. PREMISES AND EQUIPMENT

     Premises and equipment as of December 31, 2000 and 1999 consisted of the following:

                                                                2000       1999
                                                              --------   --------
Computer equipment..........................................  $ 84,114   $ 52,701
Furniture and fixtures......................................    53,712     19,388
Leasehold improvements......................................    51,479     16,406
                                                              --------   --------
                                                               189,305     88,495
Less: Accumulated depreciation..............................   (64,453)   (38,012)
                                                              --------   --------
                                                              $124,852   $ 50,483
                                                              ========   ========

     Depreciation of premises and equipment totaled $27.8 million in 2000, $14.6 million in 1999 and $11.5 million in 1998.

6. BORROWINGS

     We maintain two, one-year revolving lines of credit of $15.0 million with separate financial institutions that have an aggregate borrowing capacity of $30.0 million. The lines of credit are unsecured and contain customary restrictive covenants, including covenants requiring us to maintain certain financial ratios. The lines of credit are not subject to a borrowing base limitation and borrowings bear interest at LIBOR plus 0.75% to 1.75% per annum, depending on certain cash ratios. The maximum borrowing levels available under the lines of credit are reduced by the value of outstanding letters of credit issued by the lenders on our behalf, $8.1 million and $14.2 million of which were outstanding at December 31, 2000 and 1999. As of December 31, 2000 and 1999, there were no borrowings outstanding under the lines of credit and we were in compliance with all covenants. The lines of credit are renewable in August 2001.

     December 10, 1999, we issued an aggregate principal amount of $350.0 million of our 5.25% convertible subordinated notes due in 2006. The notes were sold at par less an underwriting discount of 2.75% of the principal amount of the notes. The net proceeds of this offering, after giving effect to discounts, commissions, premiums and expenses, were $339.9 million. These securities were issued and sold to Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation, as the initial purchasers, in reliance on the exemption from registration under the Securities Act of 1933, as amended provided by Section 144A thereof. In connection with this transaction, each of the initial purchasers represented that it was a "qualified institutional buyer" within the meaning of the Securities and Exchange Act of 1934. The notes are convertible at the option of the holder into shares of our common stock at a conversion price of $38.00 per share at any time prior to maturity. As of December 31, 2000, none of the notes have been converted to common stock. The principal balance of the notes totaled $350.0 million at December 31, 2000 and 1999, while the estimated fair value of the notes totaled $358.5 million and $350.0 million at those dates.

     Interest expensed for borrowings totaled $18.5 million and $1.8 million in 2000 and 1999. Actual cash payments related to interest on borrowings totaled $18.7 million and $0.7 million during those years. Interest on borrowings was not significant in 1998.

                             i2 TECHNOLOGIES, INC.

7. STOCKHOLDERS' EQUITY AND EARNINGS PER COMMON SHARE

     Stock Splits. On January 14, 2000, our Board of Directors approved a two-for-one stock split. The stock split was paid as a 100% dividend on February 17, 2000. On October 17, 2000, our Board of Directors approved another two-for-one stock split that was contingent upon stockholder approval of a proposed amendment to our certificate of incorporation to increase our authorized common stock to 2,000,000,000 shares. Our stockholders approved the proposal at a special meeting held on November 28, 2000 and the stock split was paid as a 100% stock dividend on December 5, 2000. All prior share and per share amounts included herein have been adjusted to reflect the stock splits.

     Earnings Per Common Share. The weighted-average number of common shares outstanding for basic and diluted earnings per common share computations for each reported period was as follows (in thousands):

                                                           2000      1999      1998
                                                          -------   -------   -------
Weighted-average common shares outstanding..............  362,723   300,838   287,176
Effect of dilutive securities:
  Stock options.........................................       --    34,278    26,944
  Convertible debt......................................       --       562        --
                                                          -------   -------   -------
Weighted-average diluted common shares outstanding......  362,723   335,678   314,120
                                                          =======   =======   =======

     As a result of the net loss incurred for 2000, the effect of dilutive securities would have been anti-dilutive to the diluted earnings per common share computation and were thus excluded. Dilutive securities that would have otherwise been included in the determination of the weighted-average number of common shares outstanding for the purposes of computing diluted earnings per common share included 58.7 million shares issuable under stock options and warrants and 0.3 million contingently issuable shares earned during the year.

8. EMPLOYEE BENEFIT PLANS

     Employee Retirement Plans. We have established 401(k) retirement plans that cover a majority of our employees. Eligible employees may contribute up to 18% of their compensation, subject to certain limitations, to the Retirement Plans. We may make contributions to the plans at the discretion of the Board; however, as of December 31, 2000, no contributions have been made.

     Deferred Compensation. During 2000, 1999 and 1998, we recognized $8.8 million, $0.4 million and $0.6 million of deferred compensation as compensation expense. As of December 31, 2000 and 1999, the unamortized portion of deferred compensation totaled $1.4 million and $10.2 million.

     Employee Stock Purchase Plans. We maintain stock purchase plans for the benefit of our employees and the employees of our wholly owned subsidiaries. The purchase plans are designed to allow eligible employees to purchase shares of common stock through periodic payroll deductions. Payroll deductions may not exceed the lesser of 15% of a participant's base salary or $25,000 per year, and employees may purchase a maximum of 8,000 shares per purchase period under the purchase plans. The purchase price per share is 85% of the lesser of the fair market value of our common stock on the start of the purchase period or the fair market value at the end of the purchase period. Participation may be terminated at any time by the employee and automatically ends upon termination of employment. We have reserved 10,000,000 shares of common stock for issuance under the plans. Shares purchased under the plans totaled 709,826 in 2000, 2,026,884 in 1999 and 1,344,778 in 1998. As of December 31, 2000, 4,820,804
shares remained available for purchase under the plans.

                             i2 TECHNOLOGIES, INC.

     We assumed an employee stock purchase plan maintained by Aspect as a part of our acquisition. The plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period is divided into four consecutive six-month purchase periods. The price at which stock is sold under the purchase plan is equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower. We have reserved 722,447 shares of our common stock for issuance under this plan. 203,474 shares were issued under this plan in 2000. As of December 31, 2000, 518,973 shares remained available for purchase under the plan. This plan was terminated upon completion of the final offering period in February 2001.

     1995 Stock Option/Stock Issuance Plan. The 1995 Stock Option/Stock Issuance Plan replaced our original 1992 Stock Plan. All options outstanding under the 1992 Stock Plan were incorporated into the 1995 Plan, however, all outstanding options under the 1992 Plan continue to be governed by the terms and conditions of the existing option agreements for those grants. Under the provisions of the 1995 Plan, as amended, 252,000,000 shares of our common stock have been reserved for issuance. The 1995 Plan is divided into the following three equity programs: (i) the Discretionary Option Grant Program, (ii) the Stock Issuance Program and (iii) the Automatic Option Grant Program.

     The Discretionary Option Grant Program provides for the grant of incentive stock options to employees and for the grant of nonqualified stock options to employees, directors and consultants. Exercise prices may not be less than 100% and 85% of the fair market value at the date of grant for incentive options and nonqualified stock options. Options granted under the Discretionary Option Grant Program generally vest in four equal annual increments and expire after ten years. Some options granted under the Discretionary Option Grant Program are immediately exercisable, subject to a right of repurchase at the original exercise price for all unvested shares.

     Under the Stock Issuance Program, the Board or a committee of the Board, or the Plan Administrator, may grant shares of our common stock to any person at any time, at such prices and on such terms as established by the Plan Administrator. The purchase price per share cannot be less than 85% of the fair market value of our common stock on the issuance date.

     Under the Automatic Option Grant Program, each person who is first elected or appointed as a non-employee Board member shall automatically be granted a nonqualified option to purchase 8,000 shares of our common stock at the fair market value on the date of grant. On the date of each Annual Meeting of Stockholders, each non-employee Board member shall automatically be granted an additional option to purchase 8,000 shares of our common stock, subject to certain conditions.

                             i2 TECHNOLOGIES, INC.

     In connection with the acquisitions of various companies, we have assumed the stock option plans of each acquired company. A total of 37.6 million shares, including 28.6 million shares in 2000, of our common stock have been reserved for issuance under the assumed plans and the related options are included in the following table.

     A summary of option activity follows (in thousands, except per share amounts):

                                                                      OPTIONS OUTSTANDING
                                                      SHARES      ----------------------------
                                                     AVAILABLE     NUMBER     WEIGHTED-AVERAGE
                                                     FOR GRANT    OF SHARES    EXERCISE PRICE
                                                     ---------    ---------   ----------------
Balance, January 1, 1998...........................    30,747       50,376         $ 2.00
  Additional shares reserved.......................       603           --             --
  Granted and assumed..............................   (39,710)      39,710           4.32
  Exercised........................................        --      (13,388)           .43
  Canceled.........................................    16,982      (16,982)          5.65
                                                      -------      -------
Balance, December 31, 1998.........................     8,622       59,716           2.86
  Additional shares reserved.......................    49,345           --             --
  Granted and assumed..............................   (35,097)      35,097          12.34
  Exercised........................................        --      (15,337)          1.68
  Canceled.........................................     6,141       (6,141)          4.92
                                                      -------      -------
Balance, December 31, 1999.........................    29,011       73,335           7.47
  Additional shares reserved.......................   108,568           --             --
  Granted and assumed..............................   (71,098)      71,098          44.40
  Exercised........................................        --      (20,018)          5.05
  Canceled.........................................     9,512       (9,512)         30.56
                                                      -------      -------
Balance, December 31, 2000.........................    75,993      114,903          29.14
                                                      =======      =======

     In October 1998, the Board approved a plan to reprice a portion of our outstanding stock options, excluding options held by certain executive officers. As a result, 15,030,740 options with exercise prices ranging from $3.50 to $8.21 per share were repriced at $3.49 per share, the fair market value on the date of repricing. For any unvested options included in this repricing, the vesting schedule was restarted with a vesting period of four years. The repricing has been reflected in the above table as part of the options granted and canceled during 1998.

     Under the 1995 Plan, each outstanding option and unvested stock issuance will be subject to accelerated vesting under certain circumstances upon an acquisition of us in a merger or asset sale, except to the extent our repurchase rights with respect to the underlying shares are to be assigned to the successor corporation. In addition, the Plan Administrator has the discretion to accelerate vesting of outstanding options upon consummation of any other transaction that results in a change in control.

     All options outstanding at December 31, 2000, are incentive options except for 51,296,203 options, which are nonqualified stock options.

                             i2 TECHNOLOGIES, INC.

     Other information regarding options outstanding and options exercisable as of December 31, 2000, is as follows (in thousands, except per share amounts):

                                               OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                 -----------------------------------------------   ----------------------------
                                                                WEIGHTED-AVERAGE
                                                                   REMAINING
RANGE OF                          NUMBER     WEIGHTED-AVERAGE   CONTRACTUAL LIFE    NUMBER     WEIGHTED-AVERAGE
EXERCISE PRICES                  OF SHARES    EXERCISE PRICE        (YEARS)        OF SHARES    EXERCISE PRICE
---------------                  ---------   ----------------   ----------------   ---------   ----------------
$ 0.00 - $ 3.16................     8,436         $ 2.39              7.1            5,535          $ 2.17
  3.17 -   5.15................    24,860           3.85              7.4            9,706            3.86
  5.16 -   9.86................    16,751           7.59              8.2            2,898            7.34
  9.87 -  14.95................    11,077          11.18              8.4            3,649           11.94
 14.86 -  38.81................    14,939          33.00              8.9            1,359           26.13
 38.82 -  45.46................     2,994          40.43              9.3              105           43.61
 45.47 -  55.22................     6,659          49.11              9.4              521           46.94
 55.23 -  64.42................    11,884          60.19              9.5               43           61.49
 64.43 -  73.62................    11,102          71.43              9.5              257           68.15
 73.63 -  92.03................     6,201          85.74              9.6               --              --
                                  -------                                           ------
          Total................   114,903          29.14              8.5           24,073            8.27
                                  =======                                           ======

     Pro Forma Net Income (Loss) and Earnings Per Share. Pro forma information regarding net income (loss) and earnings per share has been determined as if we had accounted for our employee stock options and shares issued under the employee stock purchase plans using the fair value method of SFAS No. 123. The weighted average fair value of options granted in 2000, 1999 and 1998 was $41.22, $2.15 and $2.31 per option. Fair values of options are estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998: Risk-free interest rates of 6.0%, 5.6% and 5.2%; volatility factors of the expected market price of our common stock of 0.93, 0.84 and 0.75; a weighted-average expected life of the options of 4, 3 and 3 years; and no dividend yields. The pro forma impact of stock options issued under stock option plans assumed in connection with pooling of interests business combinations are not presented prior to their acquisitions as the fair value of the options and their related impact is immaterial.

     The fair value of shares issued under the employee stock purchase plans was estimated as of the initial day of the purchase period using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998: Risk free interest rates of 5.86%, 5.0% and 5.0%; volatility factors of the expected market price of our common stock of 0.90, 0.84 and 0.75; a weighted-average expected life of the purchase right of 0.5 years; and no dividend yields. The weighted-average fair value of purchase rights granted under the employee stock purchase plans during 2000, 1999, and 1998 were $27.60, $2.82 and $2.30.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and employee stock purchase plans' shares.

     The following pro forma information presents net income (loss) and earnings per share for 2000, 1999 and 1998 had the fair value method of SFAS 123 been used to measure compensation cost for stock compensation plans. For purposes of these pro forma disclosures, the estimated fair value of the options is
                             i2 TECHNOLOGIES, INC.

amortized to expense over the options' vesting period and the estimated fair value of the employee stock purchase plans' shares is amortized to expense over the purchase period. These amounts have not been reflected in our Consolidated Statements of Operations (in thousands, except per share amounts):

                                                          2000        1999      1998
                                                       -----------   -------   -------
Net income (loss):
  As reported........................................  $(1,752,013)  $23,515   $ 5,219
  Pro forma..........................................   (2,157,137)   (3,652)   (9,232)
Basic earnings (loss) per common share:
  As reported........................................        (4.83)     0.08      0.02
  Pro forma..........................................        (5.95)    (0.01)    (0.03)
Diluted earnings (loss) per common share:
  As reported........................................        (4.83)     0.07      0.02
  Pro forma..........................................        (5.95)    (0.01)    (0.03)

9. INCOME TAXES

     Our provision for income taxes consists of the following:

                                                           2000      1999      1998
                                                         --------   -------   -------
Current:
  Federal..............................................  $ 42,424   $24,604   $21,982
  State................................................     6,822     3,120     2,490
  Foreign..............................................    18,880    12,310     3,278
Deferred:
  Federal..............................................   (30,604)   (7,558)   (4,752)
  State................................................    (2,671)     (990)     (185)
  Foreign..............................................       865    (6,934)   (5,534)
                                                         --------   -------   -------
          Total........................................  $ 35,716   $24,552   $17,279
                                                         ========   =======   =======

     Our provision for income taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% for 2000, 1999 and 1998 to income before income taxes as follows:

                                                          2000       1999      1998
                                                        ---------   -------   -------
Expense (benefit) computed at statutory rate..........  $(600,704)  $16,824   $ 7,874
Non-deductible in-process research and development and
  acquisition costs...................................    634,039     2,294     2,635
State taxes, net of federal tax benefit...............      1,756     1,050     1,536
Research and development tax credits..................     (3,938)   (1,185)   (1,375)
Non-deductible meals and entertainment................      1,553     1,062       518
Valuation allowance for net deferred tax asset........         --     1,904     5,661
Other.................................................      3,010     2,603       430
                                                        ---------   -------   -------
          Provision for income taxes..................  $  35,716   $24,552   $17,279
                                                        =========   =======   =======

                             i2 TECHNOLOGIES, INC.

     Deferred tax assets and liabilities at December 31, 2000 and 1999 are comprised of the following:

                                                                2000       1999
                                                              --------   --------
Deferred tax assets:
  Foreign tax credits.......................................  $  6,590   $  4,030
  Deferred revenue..........................................     5,710      2,604
  Accrued liabilities.......................................    32,854      8,287
  Bad debt allowance........................................     6,969      6,158
  Research and development tax credits......................     8,013      4,075
  Net operating losses......................................   349,229     28,485
  Acquired intangibles......................................    14,538         --
  Other.....................................................     8,955      3,165
                                                              --------   --------
          Total deferred tax assets.........................   432,858     56,804
Deferred tax liabilities:
  Acquired intangibles......................................   (63,014)      (662)
  Other.....................................................    (2,953)    (3,723)
                                                              --------   --------
Total deferred tax liability................................   (65,967)    (4,385)
Valuation allowance for net deferred tax assets.............   (10,423)   (10,423)
                                                              --------   --------
          Net deferred tax assets...........................  $356,468   $ 41,996
                                                              ========   ========

     We consider the earnings of foreign subsidiaries to be permanently reinvested outside the United States. Accordingly, no United States income tax on these earnings has been provided. Aggregate unremitted earnings of foreign subsidiaries, for which U.S. income taxes have not been provided, totaled $42.9 million and $25.3 million as of December 31, 2000 and 1999.

     At December 31, 2000 and 1999, we had $929.6 million and $56.5 million of U.S. federal net operating loss carryforwards and research and development carryforwards of $8.0 million and $4.1 million. At December 31, 2000 and 1999, we had $1.7 million and $22.3 million of foreign net operating loss carryforwards. The federal net operating loss carryforwards expire in the years 2002 through 2020 and are subject to certain annual limitations. The federal research and development carryforwards expire in the years 2005 through 2020. The foreign net operating loss carryforwards have no expiration date.


     As of December 31, 2000 and 1999, we had net deferred tax assets totaling $356.5 million and $42.0 million. Realization of our deferred tax asset is dependent upon the U.S. consolidated tax group of companies having sufficient federal taxable income in future years to utilize our net operating loss carryforwards before they expire from 2002 through 2020. In 2000, we recognized a significant tax benefit from the exercise of stock options, which was reflected as an increase to additional paid-in capital in our financial statements. We believe it is unlikely a similar annual tax benefit of this relative magnitude from stock option exercises will be realized in a future year. Considering our current level of taxable income without a stock option tax benefit of this magnitude, we believe it is more likely than not that the deferred tax asset will be realized during the net operating loss carryforward period. A reduction in our federal taxable income could cause a portion or all of our net operating loss carryforwards to expire with a corresponding loss of the related deferred tax asset.


     We paid income taxes of $2.7 million, $3.2 million and $5.9 million in 2000, 1999 and 1998.

     Management regularly evaluates the realizability of its deferred tax assets given the nature of its operations and given the tax jurisdictions in which it operates. We adjust our valuation allowance from time to time based on such evaluations.

                             i2 TECHNOLOGIES, INC.

10. COMMITMENTS AND CONTINGENCIES

     We lease our office facilities and certain office equipment under operating leases that expire at various dates through 2011. We have renewal options for most of our operating leases. Total rent expense incurred during 2000, 1999 and 1998 was $56.4 million, $26.2 million and $9.3 million.

     Future minimum lease payments under all noncancellable operating leases as of December 31, 2000 are as follows:

2001.....................................................   $ 61,630
2002.....................................................     40,609
2003.....................................................     30,821
2004.....................................................     21,277
2005.....................................................     15,568
Thereafter...............................................     57,578
                                                            --------
          Total..........................................   $227,483
                                                            ========

     On October 10, 2000, we settled a lawsuit filed by a former employee alleging his right to exercise stock options granted to him in 1996 while he was employed by us, prior to the initial public offering of our stock. The settlement resulted in the recognition of a $22.4 million non-cash, pre-tax charge during the third quarter of 2000. In a separate matter, an employee of a company we acquired in 1998 is currently disputing the cancellation of stock options received at the time of the acquisition. Vesting of these options was dependent upon continued employment; however, the employment was terminated in 2000. We maintain the former employee was not entitled to unvested stock options.

     We are subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition or results of operations.

11. SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS


     We operate our business in one segment, value-chain solutions designed to help enterprises optimize business processes both internally and among trading partners. SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.



     We market our software and services primarily through our worldwide sales organization augmented by other service providers, including both domestic and international e-business providers and systems consulting and integration firms. Our chief operating decision maker evaluates resource allocation decisions and our performance based on financial information, presented on a consolidated basis, accompanied by disaggregated information by geographic regions. Sales to our customers generally include products from some or all of our product suites. We do not allocate revenues from such sales to individual product lines for internal or general-purpose financial statements.

                             i2 TECHNOLOGIES, INC.

     Revenues are attributable to regions based on the locations of the customers' operations. The following geographic information presents total revenues for 2000, 1999 and 1998:

                                                         2000        1999       1998
                                                      ----------   --------   --------
United States.......................................  $  733,372   $389,912   $295,933
Europe..............................................     224,273     93,844     39,739
Asia................................................     128,358     60,111     21,095
Other...............................................      40,322     27,243     12,390
                                                      ----------   --------   --------
                                                      $1,126,325   $571,110   $369,157
                                                      ==========   ========   ========

     Total assets related to our international operations accounted for $350.3 million, or 3.8% of total consolidated assets, as of December 31, 2000 and $132.2 million, or 15.4% of total consolidated assets, as of December 31, 1999.

12. NEW ACCOUNTING STANDARDS

     On January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. SFAS 133 requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard did not have a material effect on our financial statements.

     We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We do not utilize or expect to utilize derivative financial instruments for trading or speculative purposes.

     During the periods presented, our strategy for managing foreign currency risk was limited to hedging certain significant accounts receivable that were denominated in foreign currency. In January 2001, we established a foreign currency hedging program utilizing foreign currency forward contracts to hedge various nonfunctional currency exposures with the objective of reducing the effect of foreign currency exchange rates on our results of operations.

     In February 2001, the Financial Accounting Standards Board issued a revision to a previously issued exposure draft covering business combinations proposing new accounting guidance related to goodwill. This proposed standard would not allow for amortization of goodwill. The carrying amount of goodwill would be reduced only if it was found to be impaired. Goodwill would be tested for impairment when events or circumstances occur indicating that goodwill might be impaired. A fair-value based impairment test would be used to measure goodwill for impairment in lieu of the method for measuring impairment of long-lived assets set forth in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As goodwill is measured as a residual amount in an acquisition, it is not possible to directly measure the fair value of goodwill. Under this proposed standard, the net assets of a reporting unit should be subtracted from the fair value of that reporting unit to determine the implied fair value of goodwill. Impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. The provisions of this proposed standard would be effective for fiscal quarters beginning after the issuance of a final statement. Management believes the adoption of this standard, as it is proposed, will have a material impact on our financial statements if the final statement is issued prior to the full amortization of our remaining goodwill.

                             i2 TECHNOLOGIES, INC.

13. SUBSEQUENT EVENTS


     Since March 2, 2001, several class action lawsuits have been filed in the United States District Court, Northern District of Texas, Dallas Division, alleging that we and certain of our officers have violated federal securities laws. In substance, all of the complaints allege that we issued a series of false and misleading statements which failed to disclose, among other things, that we were experiencing software implementation difficulties with our customer Nike, Inc. and that these problems were material, severe and damaging our relationship with Nike. The plaintiffs in the actions purport to represent persons who purchased our stock during various periods ranging from October 18, 2000 to February 26, 2001. As these suits have just been filed, we have not had the opportunity to adequately review the claims or respond. Although the ultimate outcome and liability, if any, cannot be determined, we believe the facts in these class actions do not support the plaintiffs' claims and we and our officers and directors have meritorious defenses.



     On March 8, 2001, we entered into a definitive agreement to acquire RightWorks Corporation, a developer of software that is designed to enable companies to manage procurement across multiple enterprises for both direct and indirect materials, and support buying models, from negotiated procurements to auctions. In connection with the acquisition, we will exchange approximately 5.3 million shares of our common stock for all the outstanding stock of RightWorks. The transaction is expected to close in the third quarter of 2001 and will be accounted for using the purchase method.


     On March 9, 2001, we announced a voluntary stock option exchange program for the benefit of our employees. Under the program, our employees have the option to cancel certain outstanding stock options previously granted to them for new stock options to be granted no earlier than October 8, 2001. The new options will be granted with a strike price to be set at the fair market value of our stock at the date of grant. Employees will receive 1.1 new stock options for each stock option cancelled. The exchange program has been organized to comply with applicable accounting standards and, accordingly, no compensation charges related to this program will result. Members of our Board of Directors, executive officers, and certain members of the senior management team are not eligible to participate in this program.

                             i2 TECHNOLOGIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2001 AND DECEMBER 31, 2000
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                                               MARCH 31,    DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   706,286   $   739,241
  Short-term investments....................................       94,488        84,086
  Accounts receivable, net of allowance for doubtful
     accounts of $39,869 and $31,329........................      303,590       298,465
  Deferred income taxes, prepaids and other current
     assets.................................................      122,202        76,989
                                                              -----------   -----------
          Total current assets..............................    1,226,566     1,198,781
Premises and equipment, net.................................      151,778       124,852
Deferred income taxes and other assets......................      435,517       410,026
Intangibles and goodwill, net...............................    6,816,559     7,492,167
                                                              -----------   -----------
          Total assets......................................  $ 8,630,420   $ 9,225,826
                                                              ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    50,745   $    49,628
  Accrued liabilities.......................................      138,283       111,739
  Accrued compensation and related expenses.................       92,806        84,942
  Deferred revenue..........................................      182,720       165,689
  Income taxes payable......................................       11,451        10,056
                                                              -----------   -----------
          Total current liabilities.........................      476,005       422,054
Other long-term liabilities.................................          288           325
Long-term debt..............................................      406,139       350,000
                                                              -----------   -----------
          Total liabilities.................................      882,432       772,379
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000 shares
     authorized, none issued................................           --            --
  Common stock, $0.00025 par value, 2,000,000 shares
     authorized, 410,798 and 405,840 shares issued and
     outstanding............................................          103           102
  Additional paid-in capital................................   10,251,049    10,174,012
  Accumulated other comprehensive loss......................      (15,028)       (6,694)
  Accumulated deficit.......................................   (2,488,136)   (1,713,973)
                                                              -----------   -----------
          Total stockholders' equity........................    7,747,988     8,453,447
                                                              -----------   -----------
          Total liabilities and stockholders' equity........  $ 8,630,420   $ 9,225,826
                                                              ===========   ===========

     See accompanying notes to condensed consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                 2001        2000
                                                              ----------   --------
Revenues:
  Software licenses.........................................  $  211,132   $113,584
  Services..................................................      93,223     46,870
  Maintenance...............................................      52,203     25,826
                                                              ----------   --------
          Total revenues....................................     356,558    186,280
Costs and expenses:
     Cost of software licenses..............................      21,811      5,366
     Amortization of acquired technology....................      12,258         --
     Cost of services and maintenance.......................      83,085     41,072
  Sales and marketing.......................................     140,629     66,210
  Research and development..................................      75,236     39,846
  General and administrative................................      29,699     16,607
  Amortization of intangibles...............................     756,700         --
  In-process research and development and
     acquisition-related expenses...........................       4,700        557
                                                              ----------   --------
          Total costs and expenses..........................   1,124,118    169,658
                                                              ----------   --------
Operating income (loss).....................................    (767,560)    16,622
Other income (expense), net.................................     (13,537)     2,499
                                                              ----------   --------
Income (loss) before income taxes...........................    (781,097)    19,121
Provision (benefit) for income taxes........................      (6,946)     7,380
                                                              ----------   --------
Net income (loss)...........................................  $ (774,151)  $ 11,741
                                                              ==========   ========
Basic and diluted earnings (loss) per common share:
  Basic earnings (loss) per common share....................  $    (1.90)  $   0.04
  Diluted earnings (loss) per common share..................  $    (1.90)  $   0.03
Weighted-average common shares outstanding..................     408,074    313,000
Weighted-average diluted common shares outstanding..........     408,074    366,050
Comprehensive income (loss):
  Net income (loss).........................................  $ (774,151)  $ 11,741
  Other comprehensive income (loss):
     Unrealized loss on available-for-sale securities
      arising during the period.............................     (24,312)        --
     Reclassification adjustment for net realized losses on
      available-for-sale securities included in income......      18,229         --
                                                              ----------   --------
          Net unrealized loss...............................      (6,083)        --
     Foreign currency translation adjustments...............      (6,797)      (133)
     Tax effect of other comprehensive income (loss)........       4,546         50
                                                              ----------   --------
          Total other comprehensive loss....................      (8,334)       (83)
                                                              ----------   --------
          Total comprehensive income (loss).................  $ (782,485)  $ 11,658
                                                              ==========   ========


     See accompanying notes to condensed consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              ---------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $(774,151)  $ 11,741
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Write-off of in-process research and development.......      4,700        577
     Depreciation and amortization..........................    780,386      4,593
     Provision for bad debts charged to costs and
      expenses..............................................     12,465      1,844
     Amortization of deferred compensation..................        645      1,129
     Loss on equity investments.............................     18,229         --
     Deferred income taxes and disqualifying dispositions...    (45,960)   (44,253)
     Tax benefit from stock option exercises................     31,750     39,399
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................    (16,746)   (31,323)
       Prepaids and other assets............................     (1,257)   (15,924)
       Accounts payable.....................................       (132)     2,426
       Accrued liabilities..................................     17,512     32,215
       Accrued compensation and related expenses............      6,575        861
       Deferred revenue.....................................      2,982     61,302
       Income taxes payable.................................      1,683      2,073
                                                              ---------   --------
          Net cash provided by operating activities.........     38,681     66,660
Cash flows from investing activities:
  Net cash paid in purchase of Trade Service Corporation and
     ec-Content.............................................     (4,772)        --
  Direct costs of purchase transactions.....................       (695)        --
  Short-term loan to RightWorks.............................     (3,300)        --
  Purchases of premises and equipment.......................    (24,316)   (13,955)
  Net change in short-term investments......................    (10,402)   (56,658)
  Purchases of equity investments...........................     (5,000)    (5,583)
  Purchases of long-term debt securities....................    (30,131)        --
                                                              ---------   --------
          Net cash used in investing activities.............    (78,616)   (76,196)
Cash flows from financing activities:
  Payment of note acquired in acquisition of Trade Service
     Corporation and ec-Content.............................    (24,698)        --
  Net proceeds from sale of common stock to employees and
     exercise of stock options..............................     32,217     11,898
                                                              ---------   --------
          Net cash provided by financing activities.........      7,519     11,898
                                                              ---------   --------
  Effect of exchange rates on cash..........................       (539)       (11)
Net change in cash and cash equivalents.....................    (32,955)     2,351
Cash and cash equivalents at beginning of period............    739,241    454,585
                                                              ---------   --------
Cash and cash equivalents at end of period..................  $ 706,286   $456,936
                                                              =========   ========

     See accompanying notes to condensed consolidated financial statements.

                             i2 TECHNOLOGIES, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                             (TABLES IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying condensed consolidated financial statements have been prepared without audit and reflect all adjustments that, in the opinion of management, are necessary to present fairly our financial position at March 31, 2001, and our results of operations and cash flows for the periods presented. All such adjustments are normal and recurring in nature. The accompanying condensed consolidated financial statements have been prepared in accordance with the instructions of Form 10-Q as prescribed by the Securities and Exchange Commission (SEC) and, therefore, do not purport to contain all necessary financial disclosures required by generally accepted accounting principles that might otherwise be necessary in the circumstances, and should be read in conjunction with our consolidated financial statements, and notes thereto, for the year ended December 31, 2000, included in our annual report on Form 10-K filed with the SEC on March 29, 2001 (the "2000 Form 10-K"). Refer to our accounting policies described in the notes to financial statements contained in the 2000 Form 10-K. We consistently followed these policies in preparing this Form 10-Q. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results for the year ended December 31, 2001.


     Nature of Operations. We are a leading provider of dynamic value chain software solutions that may be used by enterprises to optimize business processes both internally and among trading partners. Our solutions are designed to help enterprises improve efficiencies, collaborate with suppliers and customers, respond to market demands and engage in dynamic business interactions over the Internet. Our products consider the conditions of companies to optimize key business processes -- from product design to customer relationships. Our products are designed to help customers, partners, suppliers and service providers conduct business together and offer a technology infrastructure supporting collaboration, commerce and content. Our product suites include software solutions for supply chain management, supplier relationship management and customer relationship management. We also provide content and content management solutions as well as a platform for integration and administration of private and public electronic marketplaces. Our product suites may be used by our customers to align their value chain to serve their customers. We also provide services such as consulting, training and maintenance in support of these offerings.


     Principles of Consolidation. The condensed consolidated financial statements include the accounts of i2 Technologies, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     All prior share and per share data reflect the two-for-one stock split of our common stock paid as a 100% stock dividend on December 5, 2000.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications. Some items in prior year financial statements have been reclassified to conform to the current year presentation.

2. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

     On March 23, 2001, we completed our acquisition of Trade Service Corporation, a leading provider of maintenance, repair and overhaul (MRO) content and its affiliate ec-Content, Inc. (collectively, "TSC"), which develops and manages content for digital marketplaces, e-procurement and supplier syndication. We purchased all the outstanding stock of both companies for approximately $74.1 million, including acquisition related costs. The total purchase price includes $5.0 million in cash, 800,000 shares of our
                             i2 TECHNOLOGIES, INC.

common stock with a fair market value of $12.4 million, a convertible promissory note currently valued at $56.1 million and approximately $0.6 million in acquisition costs. This acquisition was accounted for using the purchase method; accordingly, the results of operations of TSC have been included with our results of operations since March 23, 2001.



     The convertible promissory note issued in connection with our acquisition of TSC will mature on September 23, 2003. Interest of 7.5% per annum is payable in annual installments on each anniversary date of the note and upon maturity. At any time on or after March 23, 2002, we may convert the note into shares of our common stock based upon the "trading average" of our common stock. The trading average is the average of the last sale prices of our common stock as reported on the Nasdaq National Market for the three consecutive trading days immediately prior to the conversion date. If the trading average is $60.00 per share or less, then the number of shares issued upon conversion will be determined by dividing the outstanding principal balance and accrued interest on the note by the trading average. If the trading average is greater than $60.00 per share, then the number of shares issued upon conversion will be the average of (a) the quotient derived by dividing the outstanding principal balance and accrued interest on the note by the average of $60.00 and the trading average and (b) the average of (i) the quotient derived by dividing the outstanding principal balance and accrued interest on the note by $60.00 and (ii) the quotient derived by dividing the outstanding principal balance and accrued interest on the note by the trading average. The note is also convertible by the holder at any time the trading average exceeds $60.00 per share using the same conversion formula as set forth in the previous sentence. Whether the note is converted at our option or at the option of the holder, the entire outstanding principal balance and accrued interest payable on the note must be converted. The aggregate number of shares of our common stock issued pursuant to the conversion of the note cannot exceed 39 million shares. Any portion of the note that may not be converted into shares of our common stock as a result of this limitation will instead be paid in cash.


     The total purchase price paid for the acquisition was allocated based on the estimated fair values of the assets acquired as follows:

Net liabilities assumed.....................................   $(24,345)
Identified intangible assets:
  Developed technology......................................      8,500
  Assembled workforce.......................................        600
  Relationships.............................................     12,500
  Content databases.........................................     14,800
Goodwill....................................................     57,298
In-process research and development.........................      4,700
                                                               --------
          Total.............................................   $ 74,053
                                                               ========

     Identified intangible assets are being amortized over two to five years, while goodwill is being amortized over three years.


     In connection with our acquisition of TSC, we allocated $4.7 million, or 6.3%, of the purchase price to in-process research and development projects in connection with our acquisition of TSC. As of the acquisition date, TSC was conducting design, development, engineering and testing activities associated with the completion of its ec-Central and eTRA-SER development programs. The web-based content management and e-commerce web enablement projects under development at the valuation date represented next-generation technologies that were expected to address emerging market demands for business-to-business (B2B) e-commerce content management.

                             i2 TECHNOLOGIES, INC.

     At the acquisition date, the technologies under development ranged from 22.0% to 45.0% complete based on engineering man-month data and technological progress. TSC had spent $4.1 million on the in-process projects, and expected to spend approximately $6.8 million to complete all phases of the research and development. Anticipated completion dates ranged from three to six months.



     Aggregate revenues for the developmental TSC products were estimated to grow at a compounded annual growth rate of approximately 47.0% from 2001 to 2003, assuming the successful completion and market acceptance of the major research and development programs. The estimated revenues for the in-process projects were expected to peak within three years of acquisition and then decline sharply as other new products and technologies to enter the market.



     The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the successful development of the projects, a discount rate of 30.0% was used to value the in-process research and development. The discount rate utilized was higher than our weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.



     If these projects are not successfully developed, our revenues and operating results could be adversely affected in future periods. Additionally, the value of other acquired intangible assets may become impaired. We do not believe the impact to our operating results and financial condition would be significant.



     As of March 31, 2001, the eTRA-SER project was placed on hold pending a technology review to ascertain if there is any complementary or substitute i2 technology that could reduce development time and cost, or eliminate this development project. As a result of the delay, realization of revenue from this project is not expected to begin until the fourth quarter of 2001 and we expect actual results to be less than our initial forecasts for 2001 and 2002. The ec-Central project has also been delayed. We expect to evaluate the ec-Central software applications, some of which are complete, and will also evaluate the ec-Central database design. Based on this review, certain software applications and the database may be incorporated into other platforms.


     Pro forma condensed consolidated results of operations assuming TSC had been acquired on January 1, 2000 are not presented because the acquisition of TSC was not considered significant based on SEC rules and regulations regarding significant subsidiaries.

     On March 8, 2001, we entered into a definitive agreement to acquire RightWorks Corporation, a developer of software that is designed to enable companies to manage procurement across multiple enterprises for both direct and indirect materials, and support buying models, from negotiated procurements to auctions. In connection with the acquisition, we will exchange approximately 5.3 million shares of our common stock for all the outstanding stock of RightWorks. The transaction, which is expected to close in the second quarter of 2001, will be accounted for using the purchase method. On March 28, 2001, we entered into a loan and security agreement with RightWorks whereby we agreed to loan them up to $25.0 million to provide operating capital until the acquisition is closed. The loan is secured by substantially all of the assets of RightWorks. Principal and interest, accrued at a rate of 15.0% per annum, are due, upon the termination of the loan agreement which is the earlier of (i) the date, following the closing of our acquisition, on which we demand payment, or (ii) the date of termination of our agreement to acquire RightWorks. As of March 31, 2001, the outstanding balance of the loan was $3.3 million.

     During the three months ended March 31, 2000, we issued $233.7 million (2.6 million shares) of our common stock for various software assets, cross-patent rights and software licenses.

                             i2 TECHNOLOGIES, INC.

3. STOCKHOLDERS' EQUITY AND EARNINGS PER COMMON SHARE

     Stock Splits. On January 14, 2000, our Board of Directors approved a two-for-one stock split, which was paid as a 100% dividend on February 17, 2000. On October 17, 2000, our Board of Directors approved another two-for-one stock split, which was paid as a 100% stock dividend on December 5, 2000. All share and per share amounts included herein have been adjusted to reflect the stock splits.

     Basic and Diluted Earnings Per Common Share. Basic and diluted earnings per common share are computed in accordance with SFAS No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per common share for entities with complex capital structures. Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of stock options and warrants granted using the treasury stock method, the effect of contingently issuable shares earned during the period and shares issuable under the conversion feature of our convertible notes using the if-converted method. The following is a reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted-average common shares used in calculating diluted earnings per common share for the three months ended March 31, 2001 and 2000.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Weighted-average common shares outstanding..................  408,074    313,000
Effect of dilutive securities:
  Stock options.............................................       --     53,050
  Convertible debt..........................................       --         --
                                                              -------    -------
Weighted-average diluted common shares outstanding..........  408,074    366,050
                                                              =======    =======

     As a result of the net loss incurred during the three months ended March 31, 2001, the effect of dilutive securities would have been anti-dilutive to the diluted earnings per common share computation and were thus excluded. Dilutive securities that would have otherwise been included in the determination of the weighted-average number of common shares outstanding for the purposes of computing diluted earnings per common share included 43.4 million shares issuable under stock options and warrants.

     Stock Option Exchange Program. On March 9, 2001, we announced a voluntary stock option exchange program for the benefit of our employees. Under the program, our employees were offered the opportunity, if they so chose April 15, 2001, to cancel certain outstanding stock options previously granted to them for new stock options to be granted no earlier than October 16, 2001. The new options will be granted with a strike price to be set at the fair market value of our stock at the date of grant. Employees will receive 1.1 new stock options for each stock option cancelled. The exchange program was organized to comply with applicable accounting standards and, accordingly, no compensation charges related to this program will result. Members of our Board of Directors, executive officers, and certain members of the senior management team are not eligible to participate in this program.

4. SEGMENT INFORMATION, INTERNATIONAL OPERATIONS AND CUSTOMER CONCENTRATIONS


     We operate our business in one segment, value-chain solutions designed to help enterprises optimize business processes both internally and among trading partners. SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate
                             i2 TECHNOLOGIES, INC.

financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.



     We market our software and services primarily through our worldwide sales organization augmented by other service providers, including both domestic and international e-business providers and systems consulting and integration firms. Our chief operating decision maker evaluates resource allocation decisions and our performance based on financial information, presented on a consolidated basis, accompanied by disaggregated information by geographic regions. Sales to our customers generally include products from some or all of our product suites. We do not allocate revenues from such sales to individual product lines for internal or general-purpose financial statements.


     Revenues are attributable to regions based on the locations of the customers' operations. Total revenues by geographic region for the three months ended March 31, 2001 and 2000 were as follows:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
United States...............................................  $220,809   $121,536
Europe......................................................    84,739     29,753
Asia........................................................    40,965     28,648
Other.......................................................    10,045      6,343
                                                              --------   --------
                                                              $356,558   $186,280
                                                              ========   ========

     Total assets related to our international operations accounted for $377.8 million, or 4.4%, of total consolidated assets as of March 31, 2001 and $350.3 million, or 3.8%, of total consolidated assets as of December 31, 2000.

     During the three months ended March 31, 2001, one customer accounted for $42.2 million, or 11.8%, of total revenues. During the three months ended March 31, 2000, no individual customer accounted for more than 10.0% of total revenues.

5. COMMITMENTS AND CONTINGENCIES

     An employee of a company we acquired in 1998 is currently disputing the cancellation of stock options received at the time of the acquisition. Vesting of the options was dependent upon continued employment; however, the employment was terminated in 2000. We maintain the former employee was not entitled to unvested stock options.


     Since March 2, 2001, several class actions have been filed in the United States District Court, Northern District of Texas, Dallas Division, alleging that we and certain of our officers have violated federal securities laws. All of the complaints are virtually identical and allege that we issued a series of false and misleading statements which failed to disclose, among other things, that we were experiencing software implementation difficulties with Nike, Inc. and that these problems were material, severe and damaging our relationship with Nike. The potential class consists of all persons who purchased our stock during the period from October 18, 2000 to February 26, 2001. Although the ultimate outcome and liability, if any, cannot be determined, we believe the facts in these class actions do not support the plaintiffs' claims and our officers and directors and we have meritorious defenses.


     We are subject to various other claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on our business, financial condition or results of operations.

                             i2 TECHNOLOGIES, INC.

6. FOREIGN CURRENCY RISK MANAGEMENT

     On January 1, 2001, we adopted Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. Adoption of SFAS 133 did not materially impact our financial statements. SFAS 133 requires all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the statement of operations. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if changes in the fair value of the hedged item are not otherwise recorded. We account for all of our derivative instruments in accordance with this standard.

     Due to the fact that we conduct business on a global basis in various foreign currencies, we are exposed to adverse movements in foreign currency exchange rates. In January 2001, we established a foreign currency hedging program utilizing foreign currency forward contracts to hedge selected nonfunctional currency exposures. The objective of this program is to reduce the effect of changes in foreign currency exchange rates on our results of operations. Furthermore, our goal is to offset foreign currency transaction gains and losses recorded for accounting purposes with gains and losses realized on the forward contracts. We have not used, nor do we expect to use, forward contracts for trading purposes.

     We generally enter into forward contracts to purchase or sell various foreign currencies as of the last day of each month. These forward contracts generally have original maturities of one month and are net-settled in U.S. Dollars. Each forward contract is based on the current market forward exchange rate as of the contract date and no premiums are paid or received. Accordingly, these forward contracts have no fair value as of the contract date. Changes in the applicable foreign currency exchange rates subsequent to the contract date cause the fair value of the forward contracts to change. These changes in the fair value of forward contracts are recorded through earnings and the corresponding assets or liabilities are recorded on our balance sheet. Gains and losses on the forward contracts are included in other income/expense, net in the Consolidated Statements of Operations and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. During the three months ended March 31, 2001, we recognized net gains of $2.6 million on foreign currency forward contracts, which partly offset net foreign currency transaction losses of $4.7 million. Foreign currency transaction losses totaled $0.5 million during the three months ended March 31, 2000.

                             i2 TECHNOLOGIES, INC.

     Details of our foreign currency forward contracts as of March 31, 2001 are presented in the following table. All of these contracts were originated, without premiums, on March 31, 2001 based on market forward exchange rates. Accordingly, these forward contracts had no fair value on March 31, 2001 and no amounts related to these forward contracts have been recorded in our financial statements.

                                       NOTIONAL AMOUNT OF FORWARD     NOTIONAL AMOUNT OF FORWARD
                                      CONTRACT IN FOREIGN CURRENCY     CONTRACT IN U.S. DOLLARS
                                      ----------------------------    --------------------------
Forward contracts to purchase:
  British Pounds....................  GBP                 647                  $   908
  Swiss Francs......................  CHF              22,213                   12,901
  Danish Kroners....................  DKK               5,671                      670
Forward contracts to sell:
  Australian Dollars................  AUD               9,089                    4,375
  Brazilian Reals...................  BRL               1,769                      807
  Canadian Dollars..................  CAD               8,856                    5,581
  European Euros....................  EUR              20,443                   17,792
  Indian Rupees.....................  INR             119,324                    2,524
  Japanese Yen......................  JPY           3,248,689                   25,655

     Our foreign currency forward contracts contain credit risk to the extent that the bank counterparties may be unable to meet the terms of agreements. We reduce such risk by limiting our counterparties to major financial institutions. Additionally, the potential risk of loss with any one party resulting from this type of credit risk is monitored.

7. NEW ACCOUNTING STANDARDS

     In February 2001, the Financial Accounting Standards Board issued a revision to a previously issued exposure draft covering business combinations proposing new accounting guidance related to goodwill. This proposed standard would not allow for amortization of goodwill. The carrying amount of goodwill would be reduced only if it was found to be impaired. Goodwill would be tested for impairment when events or circumstances occur indicating that goodwill might be impaired. A fair-value based impairment test would be used to measure goodwill for impairment in lieu of the method for measuring impairment of long-lived assets set forth in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As goodwill is measured as a residual amount in an acquisition, it is not possible to directly measure the fair value of goodwill. Under this proposed standard, the net assets of a reporting unit should be subtracted from the fair value of that reporting unit to determine the implied fair value of goodwill. Impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. The provisions of this proposed standard would be effective for fiscal quarters beginning after the issuance of a final statement. Management believes the adoption of this standard, as it is proposed, will have a material non-cash impact on our financial statements if the final statement is issued prior to the full amortization of our remaining goodwill.

8. SUBSEQUENT EVENTS


     On April 2, 2001, we announced plans to reduce our workforce by about 10% as part of an effort to bring our total expenses in line with our current business outlook. Subsequent to that announcement, we reduced our staff by over
600. As part of our restructuring, we expect to incur charges related to employee severance, among other things. We expect to incur these charges in the second quarter of 2001.

                             i2 TECHNOLOGIES, INC.

     On March 4, 2001 and April 12, 2001, our Board of Directors approved two amendments to our 1995 Stock Option/Stock Issuance Plan that would (i) implement an automatic share increase feature and (ii) extend the term of the plan from September 20, 2005 to April 11, 2011. The amendments are subject to approval by our stockholders at our annual stockholders' meeting on May 31, 2001.

     On April 20, 2001, our Board of Directors approved three amendments to our Employee Stock Purchase Plans that would (i) implement an automatic share increase feature; (ii) extend the term of the plan until the last business day in April 2011; and (iii) amend the stockholder approval requirements for future amendment to the plan. The amendments are subject to approval by our stockholders at our annual stockholders' meeting on May 31, 2001. In addition to these changes, the Board also amended the plan to: (i) eliminate the thirty-day service requirement for participation in the Purchase Plan and (ii) amend the leave of absence provision to provide a procedure by which a participant resumes participation in the Purchase Plan. These amendments do not require stockholder approval.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Aspect Development, Inc.:

     We have audited the accompanying consolidated balance sheets of Aspect Development, Inc., (a Delaware corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aspect Development, Inc., as of December 31, 1997 were audited by other auditors whose report dated January 26, 1998, except with respect to paragraph 3 of Note 4, as to which the date is August 15, 1998, and paragraph 4 of Note 4, as to which the date is March 10, 2000, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspect Development, Inc., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

San Jose, California
January 24, 2000
  except with respect to paragraph 4
  of Note 4, as to which the date is
  March 10, 2000, and Note 9, as to
  which the date is March 13, 2000.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Aspect Development, Inc.

     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Aspect Development, Inc. for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. In November 1997, the Company merged with Cadis, Inc. in a transaction that was accounted for as a pooling of interests. We did not audit the financial statements of Cadis, Inc., which statements reflected net losses of $10.8 million for the year ended December 31, 1997. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Cadis, Inc., is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Aspect Development, Inc. for the year ended December 31, 1997, after giving retroactive effect to the business combination with Cadis, Inc., as described in the notes to the consolidated financial statements, in conformity with accounting principles generally accepted in the United States.

                                            ERNST & YOUNG LLP

Palo Alto, California
January 26, 1998,
  except with respect to paragraph 3 of Note 4, as to which the date is August 15, 1998 and paragraph 4 of Note 4, as to which the date is March 10, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cadis, Inc.;

     We have audited the consolidated balance sheets of Cadis, Inc. (a Delaware corporation) and subsidiary as of December 31, 1997, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock, junior mandatorily redeemable preferred stock and stockholders' equity (deficit) and cash flows for the year ended December 31, 1997, not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, not presented separately herein, present fairly, in all material respects, the consolidated financial position of Cadis Inc. and subsidiary as of December 31, 1997, and the consolidated results of their operations and their cash flows for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Denver, Colorado
January 20, 1998

                            ASPECT DEVELOPMENT, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS


Current assets:
  Cash and cash equivalents.................................  $ 28,872   $  7,877
  Short-term investments....................................    47,332     73,596
  Accounts receivable, net of allowance for doubtful
     accounts of $732 and $421 in 1999 and 1998,
     respectively...........................................    28,709     19,509
  Prepaid expenses and other current assets.................    15,884      4,397
                                                              --------   --------
          Total current assets..............................   120,797    105,379
Property and equipment, net.................................    12,342      9,121
Other assets, net...........................................     2,765        282
                                                              --------   --------
          Total assets......................................  $135,904   $114,782
                                                              ========   ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable..........................................  $  3,221   $  2,483
  Accrued bonuses and commissions...........................     7,266      5,233
  Income taxes payable......................................     3,863      2,946
  Other accrued liabilities.................................     9,191      5,766
  Deferred revenue..........................................    13,584      9,497
  Capital lease obligations -- current portion..............        --         17
                                                              --------   --------
          Total current liabilities.........................    37,125     25,942
Stockholders' equity:
  Preferred stock, $0.001 par value per share; 2,000
     authorized, none issued or outstanding.................        --         --
  Common stock, $0.001 par value per share and additional
     paid in capital; 100,000 authorized, 59,216 and 61,504
     issued and outstanding in 1999 and 1998,
     respectively...........................................    96,929     95,068
  Deferred compensation.....................................       (43)      (210)
  Unrealized loss on investments............................       (35)        --
  Accumulated translation adjustment........................       159         12
  Retained earnings (accumulated deficit)...................     1,769     (6,030)
                                                              --------   --------
          Total stockholders' equity........................    98,779     88,840
                                                              --------   --------
          Total liabilities and stockholders' equity........  $135,904   $114,782
                                                              ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            ASPECT DEVELOPMENT, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
Revenues:
  Licenses..................................................  $52,440   $51,132   $26,892
  Subscription and maintenance..............................   24,514    17,509    13,594
  Service and other.........................................   18,191    17,724     9,443
                                                              -------   -------   -------
          Total revenues....................................   95,145    86,365    49,929
                                                              -------   -------   -------
Cost of revenues:
  Licenses..................................................    1,152     1,419       346
  Subscription and maintenance..............................    5,278     3,737     2,676
  Service and other.........................................    9,120     6,400     5,027
                                                              -------   -------   -------
          Total cost of revenues............................   15,550    11,556     8,049
                                                              -------   -------   -------
Gross profit................................................   79,595    74,809    41,880
                                                              -------   -------   -------
Operating expenses:
  Research and development..................................   20,061    15,882    11,213
  Sales and marketing.......................................   44,625    33,246    26,730
  General and administrative................................   11,136     7,909     5,304
  Merger costs..............................................       --        --     4,312
                                                              -------   -------   -------
          Total operating expenses..........................   75,822    57,037    47,559
                                                              -------   -------   -------
Operating income (loss).....................................    3,773    17,772    (5,679)
Interest and other income...................................    6,872     3,526     3,066
Interest and other expense..................................     (634)     (751)     (665)
                                                              -------   -------   -------
Income (loss) before income taxes...........................   10,011    20,547    (3,278)
Provision for income taxes..................................    2,212     4,522     1,593
                                                              -------   -------   -------
Net income (loss)...........................................  $ 7,799   $16,025   $(4,871)
                                                              =======   =======   =======
Net income (loss) per share -- basic........................  $  0.13   $  0.27   $ (0.09)
                                                              =======   =======   =======
Net income (loss) per share -- diluted......................  $  0.12   $  0.24   $ (0.09)
                                                              =======   =======   =======
Number of shares used in computing per share
  amounts -- basic..........................................   58,726    59,862    55,268
Number of shares used in computing per share
  amounts -- diluted........................................   66,180    66,300    55,268

  The accompanying notes are an integral part of these consolidated financial statements.

                            ASPECT DEVELOPMENT, INC.


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                NOTES                                                    RETAINED
                                            COMMON STOCK      RECEIVABLE                   UNREALIZED    ACCUMULATED     EARNINGS
                                          ----------------       FROM         DEFERRED       LOSS ON     TRANSLATION   (ACCUMULATED
                                          SHARES   AMOUNT    STOCKHOLDERS   COMPENSATION   INVESTMENTS   ADJUSTMENTS     DEFICIT)
                                          ------   -------   ------------   ------------   -----------   -----------   ------------
Balance at December 31, 1996............  53,989   $76,729      $(320)         $(544)            --         $  65        $(17,184)
Comprehensive loss:
  Net loss..............................     --        --          --             --             --            --          (4,871)
  Foreign currency translation
    adjustments.........................     --        --          --             --             --          (367)             --
                                          ------   -------      -----          -----          -----         -----        --------
  Comprehensive loss....................     --        --          --             --             --            --              --
                                          ======   =======      =====          =====          =====         =====        ========
Issuance of common stock upon exercise
  of options............................  2,692     1,027          --             --             --            --              --
Amortization of deferred compensation...     --        --          --            168             --            --              --
Issuance of common stock under Employee
  Stock Purchase Plan...................    728     1,307          --             --             --            --              --
Issuance of common stock for Redeemable
  Preferred Stock.......................    168     1,986          --             --             --            --              --
Issuance of common stock for software...     55       375          --             --             --            --              --
Issuance of common stock upon exercise
  of options............................     --        --          --             --             --            --              --
settlement (see Note 4).................    100       203          --             --             --            --              --
                                          ------   -------      -----          -----          -----         -----        --------
Balance at December 31, 1997............  57,732   81,627        (320)            --           (376)         (302)        (22,055)
Comprehensive income:
  Net income............................     --        --          --             --             --            --          16,025
  Foreign currency translation
    adjustments.........................     --        --          --             --             --           314              --
                                          ------   -------      -----          -----          -----         -----        --------
  Comprehensive income..................     --        --          --             --             --            --              --
                                          ======   =======      =====          =====          =====         =====        ========
Issuance of common stock upon exercise
  of options............................  3,146     8,706          --             --             --            --              --
Issuance of common stock under Employee
  Stock Purchase Plan...................    626     1,770          --             --             --            --              --
Amortization of deferred compensation...     --        --          --            166             --            --              --
Repayment of notes receivable...........     --        --         320             --             --            --              --
Income tax benefit from stock option
  transactions..........................     --     2,965          --             --             --            --              --
                                          ------   -------      -----          -----          -----         -----        --------
Balance at December 31, 1998............  61,504   95,068          --           (210)            --            12          (6,030)
Comprehensive income:
  Net income............................     --        --          --             --             --            --           7,799
  Foreign currency translation
    adjustments.........................     --        --          --             --             --           147              --
  Unrealized loss on investments........     --        --          --             --            (35)           --              --
  Comprehensive income..................
Issuance of common stock upon exercise
  of options............................  3,251    14,260          --             --             --            --              --
Repurchase and retirement of common
  stock (See Note 4)....................  (5,717)  (20,636)        --             --             --            --              --
Issuance of common stock under Employee
  Stock Purchase Plan...................    178     1,467          --             --             --            --              --
Amortization of deferred compensation...     --        --          --            167             --            --              --
Income tax benefit from stock option
  transactions..........................     --     6,770          --             --             --            --              --
                                          ------   -------      -----          -----          -----         -----        --------
Balance at December 31, 1999............  59,216   $96,929      $  --          $ (43)         $ (35)        $ 159        $  1,769
                                          ======   =======      =====          =====          =====         =====        ========


                                              TOTAL
                                          STOCKHOLDERS'   COMPREHENSIVE
                                             EQUITY       INCOME (LOSS)
                                          -------------   -------------
Balance at December 31, 1996............     $58,746
Comprehensive loss:
  Net loss..............................      (4,871)        $(4,871)
  Foreign currency translation
    adjustments.........................        (367)           (367)
                                             -------         -------
  Comprehensive loss....................          --         $(5,238)
                                             =======         =======
Issuance of common stock upon exercise
  of options............................       1,027
Amortization of deferred compensation...         168
Issuance of common stock under Employee
  Stock Purchase Plan...................       1,307
Issuance of common stock for Redeemable
  Preferred Stock.......................       1,986
Issuance of common stock for software...         375
Issuance of common stock upon exercise
  of options............................
settlement (see Note 4).................         203
                                             -------
Balance at December 31, 1997............      58,574
Comprehensive income:
  Net income............................      16,025         $16,025
  Foreign currency translation
    adjustments.........................         314             314
                                             -------         -------
  Comprehensive income..................          --         $16,339
                                             =======         =======
Issuance of common stock upon exercise
  of options............................       8,706
Issuance of common stock under Employee
  Stock Purchase Plan...................       1,770
Amortization of deferred compensation...         166
Repayment of notes receivable...........         320
Income tax benefit from stock option
  transactions..........................       2,965
                                             -------
Balance at December 31, 1998............      88,840
Comprehensive income:
  Net income............................       7,799         $ 7,799
  Foreign currency translation
    adjustments.........................         147             147
  Unrealized loss on investments........         (35)            (35)
                                             -------         -------
  Comprehensive income..................                     $ 7,911
                                                             =======
Issuance of common stock upon exercise
  of options............................      14,260
Repurchase and retirement of common
  stock (See Note 4)....................     (20,636)
Issuance of common stock under Employee
  Stock Purchase Plan...................       1,467
Amortization of deferred compensation...         167
Income tax benefit from stock option
  transactions..........................       6,770
                                             -------
Balance at December 31, 1999............     $98,779
                                             =======


  The accompanying notes are an integral part of these consolidated financial statements

                            ASPECT DEVELOPMENT, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              ---------   ---------   -------
Cash flows from operating activities:
  Net income (loss).........................................  $   7,799   $  16,025   $(4,871)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................      3,776       5,079     3,096
    (Gain) loss on disposal of assets.......................       (150)         30        61
    Loss in joint ventures..................................         54         489       612
    Compensation expense....................................        167         166       168
    Provision for allowance for doubtful accounts...........        311         126        45
    Changes in operating assets and liabilities:
      Accounts receivable...................................     (9,511)     (6,269)   (3,918)
      Prepaid expenses and other current assets.............     (4,717)     (1,163)   (1,956)
      Other assets..........................................     (1,037)        522    (1,160)
      Accounts payable......................................        738         474     1,058
      Accrued bonuses and commissions.......................      2,033       3,156     1,167
      Accrued merger costs..................................         --      (2,883)    2,883
      Income taxes payable..................................        917       4,303     1,563
      Other accrued liabilities.............................      3,425       2,690       (42)
      Deferred revenue......................................      4,087      (1,639)    4,480
      Repayment of notes receivable from stockholders.......         --         320        --
                                                              ---------   ---------   -------
        Net cash provided by operating activities...........      7,892      21,426     3,186
                                                              ---------   ---------   -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (7,165)     (5,459)   (7,593)
  Proceeds from sale of property and equipment..............        318          --        15
  Maturities of short-term investments......................    169,001     117,376    56,662
  Purchases of short-term investments.......................   (142,772)   (150,466)  (56,020)
  Purchase of long term investment..........................     (1,500)         --        --
                                                              ---------   ---------   -------
        Net cash provided by (used in) investing
        activities..........................................     17,882     (38,549)   (6,936)
                                                              ---------   ---------   -------
Cash flows from financing activities:
  Principal payments on capital lease obligations...........        (17)       (340)     (553)
  Buy back of common stock..................................    (20,636)         --        --
  Sale of common stock......................................     15,727      10,476     2,537
                                                              ---------   ---------   -------
        Net cash (used in) provided by financing
        activities..........................................     (4,926)     10,136     1,984
                                                              ---------   ---------   -------
Net increase (decrease) in cash and cash equivalents........     20,848      (6,987)   (1,766)
Exchange rate impact on cash................................        147         314      (367)
Cash and cash equivalents at beginning of period............      7,877      14,550    16,683
                                                              ---------   ---------   -------
        Cash and cash equivalents at end of period..........  $  28,872   $   7,877   $14,550
                                                              =========   =========   =======
Supplemental disclosure of cash flow information
  Cash paid during the period for interest..................  $       4   $      16   $    44
                                                              =========   =========   =======
  Income taxes paid.........................................  $   1,134   $      40   $   143
                                                              =========   =========   =======
Supplemental schedule of non-cash financing activities
  Equipment acquired under capital lease obligations........  $      --   $      --   $    49
                                                              =========   =========   =======
  Conversion of preferred stock to common stock.............  $      --   $      --   $ 1,986
                                                              =========   =========   =======
  Issuance of common stock for software.....................  $      --   $      --   $   375
                                                              =========   =========   =======
  Tax benefit from stock options............................  $   6,770   $   2,965   $    --
                                                              =========   =========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            ASPECT DEVELOPMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business and Principles of Consolidation

     Aspect Development, Inc. ("Aspect" or the "Company") is the leading global provider of collaborative solutions for business-to-business (B2B) eCommerce and inbound supply management. Aspect solutions for the enterprise and for eMarkets and exchanges provide decision support and content for procurement, product development, operations, and eCommerce between trading partners. The Aspect solutions enable aggregation and collaboration among Design, Procurement and Operations across multiple divisions within an enterprise, as well as solutions for establishing a collaborative Internet Exchange, or portal.

     The consolidated financial statements comprise the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions. On November 25, 1997, the Company acquired Cadis, Inc. in a merger transaction accounted for as a pooling of interests (see Note 2).

  Foreign Exchange

     Assets and liabilities of the Company and its wholly-owned foreign subsidiaries are translated from the local currency to United States dollars at period-end exchange rates. Income and expense items are translated on a monthly basis at the average rates of exchange prevailing during the month. The adjustment resulting from translating the assets and liabilities of the Company and its foreign subsidiaries is reflected in accumulated translation adjustment within stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations and were immaterial for all periods presented.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     License revenues are comprised of perpetual license fees, and are recognized as revenue after execution of a license agreement or receipt of a definitive purchase order, shipment of the product has occurred, vendor specific objective evidence exists to allocate the fee from the arrangement between delivered and undelivered elements, and collection of the resulting receivables is deemed probable. For arrangements involving multiple products and services, the entire arrangement is allocated among the elements based on each element's relative value. Product returns and sales allowances (which were not significant through December 31, 1999) are estimated and provided for at the time of sale. When delivery involves significant installation obligations at multiple sites, revenues are recognized on a per-site basis upon completion of installation.

     Revenues from subscription and maintenance agreements are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

     Service and other revenues are comprised of data services, process consulting and training fees. These revenues are recognized upon completion of the work performed.

                            ASPECT DEVELOPMENT, INC.

  Net Income (Loss) Per Share

     Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and the employee stock purchase plan using the "treasury stock" method.

     The following is a reconciliation of the weighted average common shares used to calculate basic net income (loss) per share to the weighted average common and common equivalent shares used to calculate diluted net income (loss) per share for the years ended December 31, 1999, 1998, and 1997 (in thousands except per share amounts):

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      1998      1997
                                                          -------   -------   -------
Basic:
  Weighted average common shares outstanding............   58,726    59,862    55,268
  Net income (loss).....................................  $ 7,799   $16,025   $(4,871)
  Net income (loss) per share...........................  $  0.13   $  0.27   $ (0.09)
Diluted:
  Weighted average common shares outstanding............   58,726    59,862    55,268
  Common stock equivalents (treasury stock method)......    7,454     6,438        --
  Total weighted average common and common equivalent
     shares outstanding.................................   66,180    66,300    55,268
  Net income (loss).....................................  $ 7,799   $16,025   $(4,871)
  Net income (loss) per share...........................  $  0.12   $  0.24   $ (0.09)

  Concentration of Credit Risk and Significant Customers

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash investments and trade receivables. The Company has a cash investment policy that limits investments to investment grade securities. The Company's revenues consist primarily of license and subscription fees for its applications software and reference data products from large manufacturers in the United States, Europe and Asia. The Company has historically sold primarily to large financially stable institutions and has not obtained collateral. The Company has not incurred significant credit losses during any of the periods presented. Increases in the Company's allowance for bad debts (expense) in 1999, 1998 and 1997 were approximately $355,000, $126,000 and $52,000, respectively. Total write-offs of outstanding customer receivables in the years 1999 and 1997 were approximately $44,000 and $7,000 respectively, while no outstanding customer receivables were written off in fiscal 1998.

     During the year ended December 31, 1999, two customers accounted for 26% of revenues. During the years ended December 31, 1998 and 1997, no one customer accounted for more than 10% of revenues.

  Product Concentration

     The Company currently derives substantially all of its revenues from the licensing of its eXplore decision support software, reference data products, and fees from related services. These products and services are expected to continue to account for substantially all of the Company's revenues for the foreseeable future. While the Company believes that its customers have not experienced significant problems with such products to date, if the Company's customers were to do so in the future or if they were dissatisfied with product functionality or performance, the Company's business, financial condition or results of operations could be materially adversely affected.

                            ASPECT DEVELOPMENT, INC.

  Cash and Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments with minimum yield risks and original maturities of 90 days or less to be cash equivalents. The Company's investment policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates.

     At December 31, 1999, all of the Company's cash equivalents and short-term investments were designated as "available-for-sale" and, in accordance with SFAS No. 115, are presented at fair value in the financial statements. At December 31, 1999, the carrying value of the Company's short-term investments approximated the current fair value. The Company recorded a $35,000 unrealized loss on investments, which has been recorded as a separate component of equity at December 31, 1999. Realized gains and losses to date have not been material. The cost of securities sold is based on specific identification.

     At December 31, 1999 and 1998, the Company's short-term investments consisted of $9.9 million and $1.0 million of US Government Agency obligations, respectively, and $37.4 million and $72.6 million of domestic corporate debt issues, respectively, all of which mature within one year.

  Property and Equipment

     Office and computer equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the respective assets (generally two to five years). Equipment under capital lease obligations is recorded at cost and amortized on a straight-line basis over the shorter of its estimated life or the term of the lease (generally three years). Property and equipment as of December 31, 1999 and 1998, consisted of the following (in thousands):

                                                                1999       1998
                                                              --------   --------
Computer equipment..........................................  $ 15,190   $ 10,323
Computer software...........................................     2,330      2,101
Leased computer equipment & software........................        --      2,172
Office equipment and furniture..............................     3,724      3,384
Leasehold improvements......................................     5,170      1,992
                                                              --------   --------
                                                                26,414     19,972
Less accumulated depreciation...............................   (14,072)   (10,851)
                                                              --------   --------
Property and equipment, net.................................  $ 12,342   $  9,121
                                                              ========   ========

  Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through December 31, 1999, all research and development costs have been expensed.

  Reclassification

     Certain prior year amounts have been reclassified to conform to the current year presentation.

                            ASPECT DEVELOPMENT, INC.

  Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt SFAS No. 133 in fiscal 2001 in accordance with SFAS No. 137, which delays the required implementation of SFAS No. 133 for one year. This Statement will not have a material impact on the financial condition or results of the operations of the Company.

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which defers for one year the application of provisions in SOP 97-2 which limit what is considered vendor specific objective evidence of the fair value of the various elements in a multiple element arrangement. All other provisions of SOP 97-2 remain in effect. This SOP was effective as of June 30, 1998. In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," which amends paragraphs 11 and 12 of SOP 97-2, Software Revenue Recognition, to require recognition of revenue using the "residual value method" under certain conditions. Effective December 15, 1998, SOP 98-9 amends SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of this SOP are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not anticipate that these statements will have a material adverse impact on its statement of operations.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company will adopt SAB 101 as required in the second quarter of 2000. Management does not expect the adoption of SAB101 to have a material effect on the financial position or results of the operations of the Company.

2. BUSINESS COMBINATION

     On November 25, 1997, the Company acquired all of the outstanding shares of Cadis, a privately held Delaware corporation which develops, markets, and supports component and supplier management software, by issuing approximately 1,411,000 shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests and the accompanying consolidated financial statements of Aspect for the year ended December 31, 1997 have been restated to include the operating results of Cadis. In connection with the transaction, the Company incurred approximately $4.3 million in merger related expenses, including $0.9 million in consulting fees to financial advisors, $0.7 million for legal and other professional fees, $0.7 million for personnel severance and outplacement expenses and $0.6 million for facilities consolidation expense. Of the merger expenses, a total of approximately $2.9 million was accrued at December 31, 1997, which was fully utilized at December 31, 1998.

     There were no materially significant intercompany transactions between the Company and Cadis prior to the merger and there were no significant adjustments required to conform the financial reporting of the two companies.

                            ASPECT DEVELOPMENT, INC.

     The following information shows revenue and net income (loss) of the separate companies during the ten months ended October 31, 1997 preceding the combination (in thousands):

                                                            UNAUDITED
                                                           TEN MONTHS
                                                              ENDED
                                                           OCTOBER 31,
                                                              1997
                                                           -----------
Revenue:
  Aspect................................................     $36,170
  Cadis.................................................       4,564
                                                             -------
                                                             $40,734
                                                             =======
Net income (loss):
  Aspect................................................     $ 6,614
  Cadis.................................................      (6,725)
                                                             -------
                                                             $  (111)
                                                             =======

3. LEASE OBLIGATIONS

     The Company leases 18 office facilities under noncancelable operating leases, which expire at various dates through November 2007. The Company also rents certain property and equipment under operating leases. Rental expense for all operating leases, net of sublease income, was $3,223,000, $2,439,000 and $2,378,000 for 1999, 1998 and 1997, respectively.

     Future minimum lease payments, net of sublease income, under operating lease obligations which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1999 are as follows (in thousands):

                                                             AMOUNT
                                                             -------
Year ending December 31,
2000......................................................   $ 3,903
2001......................................................     3,217
2002......................................................     2,903
2003......................................................     3,215
2004......................................................     2,026
Thereafter................................................     3,054
                                                             -------
          Total minimum lease payments....................   $18,318
                                                             =======

4. STOCKHOLDERS' EQUITY

     Cadis was authorized to issue a total of 1,985,705 shares of Junior Mandatorily Redeemable Preferred stock ("Junior Preferred"), all of which had been issued as of December 31, 1996. The holders of Junior Preferred were entitled to liquidation preferences of $1.00 per share and were not entitled to dividends. The Junior Preferred was mandatorily redeemable at $1.00 per share on each of July 31, 2000, 2001 and 2002. In 1997, all of the outstanding Junior Preferred of Cadis was converted to common stock of the Company at the time of the acquisition of Cadis.

                            ASPECT DEVELOPMENT, INC.

  Stock Repurchase

     In 1999, the Company's Board of Directors approved the repurchase of up to an aggregate of $25 million of its common stock. During 1999, the Company repurchased approximately 5.7 million shares of its common stock totaling approximately $20.6 million.

  Stock Split

     In 1998, the Company effected a two for one stock split by declaring a dividend payable in shares of the Common Stock of the Company, of one additional share for each share outstanding. All share and per share numbers in the accompanying financial statements have been adjusted to reflect the stock split.

     The Company announced a two-for-one stock split payable to shareholders of record as of the close of business on February 25, 2000. The stock split was effected in the form of a 100% stock dividend. The Company's transfer agent delivered new stock certificates representing the additional shares on March 10, 2000. As a result, all financial statement and earnings per share data have been adjusted for the two for one stock split.

  Share Purchase Rights Plan

     On September 1, 1998 the Board of Directors approved the adoption of a Share Purchase Rights Plan (the "Rights Plan"). Terms of the Rights Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend was payable on October 22, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), at a price of $187.50 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

     Rights will not be distributed until the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. The Rights will expire on October 7, 2008 unless the Rights are earlier redeemed or exchanged by the Company.

  Stock Options

     Amended and Restated 1992 Stock Option Plan. In 1996, the Company adopted its Amended and Restated 1992 Stock Option Plan (the "Plan"), which authorizes the board of directors to grant incentive and nonstatutory stock to purchase up to 7,860,000 shares of common stock to employees, officers, directors and consultants of the Company. The 1992 Plan allows for the grant of incentive stock options to employees and the grant of nonstatutory stock options to all eligible participants. In 1998, the Company amended the 1992 Plan to increase the number of shares of common stock reserved for issuance thereunder to 10,060,000. In 1999, the Company amended the 1992 Plan to increase the number of shares of common stock reserved for issuance thereunder to 12,060,000 shares and to modify the eligibility requirements to (i) permit directors who are not employees of the Company ("non-employee directors")

                            ASPECT DEVELOPMENT, INC.

to participate in the plan and (ii) increase the maximum number of options that may be granted to an employee in any fiscal year from 1,000,000 to 2,000,000.

     The exercise price shall be at least 100% and 85% of the fair market value of the common stock on the date of the grant for incentive stock options and nonstatutory stock options, respectively, except for options granted to a person owning greater than 10% of the total voting power of the Company, for which the exercise price of the options must not be less than 110% of the fair market value at the time of grant. Options generally become exercisable upon grant subject to repurchase rights in favor of the Company until vested. At December 1999, a total of 4,535 shares of common stock previously exercised under the plan were subject to repurchase. Shares generally vest over a period of four years, with 1/8 of the shares subject to option vesting at the end of the six months after commencement of employment, and the remainder vesting ratably over the next 42 months. Options may be granted with different vesting terms. Options are exercisable for a term of ten years after the date of grant except those options granted to a person owning greater than 10% of the total vesting power of stock of the Company, which are exercisable for a term of five years after the date of grant. The options are not transferable.

     In the event of a sale or merger of the Company, the board may arrange with the acquiring corporation for such corporation either to assume the Company's rights and obligations under the outstanding options or to substitute new options for the acquiring corporation's stock for such outstanding options. Options that are neither assumed nor substituted by the acquiring corporation, nor exercised as of the date of the sale or merger, terminate and cease to be outstanding as of the date of the transaction.

     On November 25, 1997, in connection with the merger of the Company and Cadis described in Note 2, the Company substituted options covering 235,684 shares of common stock for options granted under the Cadis option plan and assumed the rights and obligations of Cadis with respect to the outstanding options. The options are generally exercisable only when vested, and have similar vesting terms as options granted under the 1992 Plan.

     1996 Outside Directors Stock Option Plan. In 1996, the Company adopted its 1996 Outside Directors Stock Option Plan (the "Directors Plan") and reserved for issuance a total of 200,000 shares of common stock. The Directors Plan provides for the automatic grant of nonstatutory stock options to directors of the Company who are not employees of the Company or any parent or subsidiary corporation of the Company ("Outside Directors"). Under the Directors Plan, each Outside Director who had not previously been granted an option under a stock option plan of the Company was granted automatically on the effective date of the IPO an option to purchase 10,000 shares of common stock. Each new Outside Director elected after the date of the IPO is granted automatically on the date of election an option to purchase 30,000 shares of common stock. Such options will become vested in three annual installments on the anniversary of the date of grant. In addition, each Outside Director previously granted an option under the Directors Plan is granted automatically on the date of each annual meeting of the stockholders after 1996 an option to purchase 10,000 shares of common stock. Each such subsequent option will become vested in full on the third anniversary of the date of grant. The exercise price of each option granted under the Directors Plan is equal to the fair market value of the common stock on the date of grant, and the term of each option is ten years. Options granted under the Directors plan are nontransferable. In 1999, the Company terminated future grants under the 1996 Directors Plan.

     1997 Nonstatutory Stock Option Plan. In 1997, the Company adopted its 1997 Nonstatutory Stock Option Plan (the "1997 Plan"), which authorizes the board of directors to grant nonstatutory stock options to purchase up to 5,400,000 shares of common stock to eligible participants. The option exercise price shall be at least 85% of the fair market value of the Company's common stock on the date of grant of the option. The options are not transferable. Shares vest ratably over a 48-month period.

                            ASPECT DEVELOPMENT, INC.

     Information with respect to activity under the plans is as follows (in thousands except per share and exercise price amounts):

                                                                 OUTSTANDING OPTIONS
                                                               -----------------------   WEIGHTED
                                                   OPTIONS     NUMBER        PRICE       AVERAGE
                                                  AVAILABLE      OF           PER        EXERCISE
                                                  FOR GRANT    SHARES        SHARE        PRICE
                                                  ---------    ------    -------------   --------
Balance at December 31, 1996....................     3,688     8,880     $0.02 - $6.69    $ 1.32
  Additional Shares Authorized..................     4,800        --                --        --
  Options Granted...............................    (6,800)    6,800     $0.75 - $11.21   $ 7.25
  Exercised.....................................        --     (2,692)   $0.02 - $8.44    $ 0.44
  Canceled......................................       760      (760)    $0.05 - $9.78    $ 5.07
                                                   -------     ------    -------------    ------
Balance at December 31, 1997....................     2,448     12,228    $0.02 - $11.21   $ 4.60
  Additional Shares Authorized..................     4,400        --                --        --
  Options Granted...............................    (5,000)    5,000     $8.88 - $19.13   $13.53
  Exercised.....................................        --     (3,146)   $0.02 - $15.94   $ 2.74
  Canceled......................................      1200     (1,200)   $0.05 - $19.13   $ 8.24
                                                   -------     ------    -------------    ------
Balance at December 31, 1998....................     3,048     12,882    $0.02 - $19.13   $ 8.20
  Additional Shares Authorized..................    14,000        --                --        --
  Options Granted...............................   (13,530)    13,530    $3.47 - $24.22   $ 7.63
  Exercised.....................................        --     (3,251)   $0.05 - $19.13   $ 4.41
  Canceled......................................     1,804     (1,804)   $0.18 - $19.13   $ 8.88
                                                   -------     ------    -------------    ------
Balance at December 31, 1999....................     5,322     21,357    $0.05 - $24.22   $ 8.36
                                                   =======     ======    =============    ======

     At December 31, 1999, 5,784,460 options were vested (3,731,104 at December 31, 1998).

     Compensation expense recognized in fiscal 1999, 1998, and 1997 total approximately $167,000, $166,000, and $168,000, respectively. At December 31, 1999, deferred compensation totaled $43,000.

     1996 Employee Stock Purchase Plan. In 1996, the Company adopted its 1996 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 1,000,000 shares of common stock have been reserved for issuance under the Purchase Plan, and 362,893 were issued in the year ended December 31, 1997, 312,939 in the year ended December 31, 1998 and 89,301 in the year ended December 31, 1999. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period is divided into four consecutive six-month purchase periods. The price at which stock is sold under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period commenced approximately two weeks prior to the effective date of the IPO. In 1999, the Company amended the Purchase Plan to increase the number of shares of common stock authorized for issuance under the Purchase Plan from 1,000,000 to 1,200,000.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the

                            ASPECT DEVELOPMENT, INC.

Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997, respectively: risk-free interest rates of 5.59%, 5.26%, and 6.00%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .80, .84, and .70; and a weighted-average expected life of the option of 0.03, 0.20, and 2.0 years beyond each respective vesting period. The weighted average fair value of options granted during 1999, 1998, and 1997 was $7.04, $8.78, and $6.99, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                           1999      1998      1997
                                                          -------   ------   --------
Pro forma net income (loss).............................  $(9,434)  $4,366   $(13,157)
Pro forma earnings
  Income (loss) per share (basic).......................  $ (0.16)  $ 0.07   $  (0.24)
  Income (loss) per share (diluted).....................  $ (0.16)  $ 0.07   $  (0.24)

     The following table summarizes information regarding stock options outstanding at December 31, 1999.


                                    OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                      -----------------------------------------------       --------------------------
                                            WEIGHTED
                          SHARES             AVERAGE         WEIGHTED                         WEIGHTED
   RANGE OF           OUTSTANDING AT        REMAINING        AVERAGE                          AVERAGE
   EXERCISE            DECEMBER 31,        CONTRACTUAL       EXERCISE         NUMBER          EXERCISE
    PRICES                 1999               LIFE            PRICE         EXERCISABLE        PRICE
---------------       --------------       -----------       --------       -----------       --------
$ 0.05 - $ 2.50          1,265,724            6.15            $ 1.39           923,383         $ 1.27
  3.47 -   3.47          5,485,338            9.28              3.47         1,084,871           3.47
  3.63 -   5.59          2,161,509            7.87              5.12         1,191,213           5.36
  5.66 -   7.50          2,259,529            8.98              6.50           294,712           6.31
  8.44 -   9.78          2,211,753            8.69              9.35           455,762           9.49
  9.88 -  11.81          2,124,335            8.38             10.90           526,635          10.93
 13.06 -  13.06          2,707,504            9.78             13.06            50,291          13.06
 14.56 -  15.94          2,180,111            8.61             14.78         1,184,248          14.68
 16.06 -  22.23            824,583            9.50             19.84            73,345          17.82
 24.22 -  24.22            136,800            9.96             24.22                --             --
$ 0.05 - $24.22         21,357,186            8.78            $ 8.32         5,784,460         $ 7.37

                            ASPECT DEVELOPMENT, INC.

5. INCOME TAXES

     The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 provides for an asset and liability approach to accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be recognized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.

     The provision for taxes consists of the following (in thousands):


                                                            YEARS ENDED DECEMBER 31,
                                                            -------------------------
                                                             1999      1998     1997
                                                            -------   ------   ------
Current:
  Federal.................................................  $ 5,183   $   --   $1,027
  State...................................................    1,587      100      466
  Foreign.................................................       29      475      100
                                                            -------   ------   ------
                                                              6,799      579    1,593
Deferred:
  Federal.................................................   (4,715)   2,387       --
  State...................................................      128    1,556       --
                                                            -------   ------   ------
                                                             (4,587)   3,943       --
                                                            -------   ------   ------
                                                            $ 2,212   $4,522   $1,593
                                                            =======   ======   ======


     The Company's effective income tax provision differs from the Federal statutory rate of 35% due to the following (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      1998      1997
                                                          -------   -------   -------
Expected tax provision (benefit) at federal statutory
  rate..................................................  $ 3,492   $ 6,668   $(1,114)
State taxes (net of federal benefit)....................      599     1,656       308
Change in valuation allowance...........................   (1,303)   (3,120)    2,598
Non-deductible acquisition costs........................       --        --       519
Foreign taxes...........................................       --       479       100
Research credits........................................      906      (750)     (350)
Foreign tax credits.....................................      (16)     (411)       --
Other...................................................      346        --       239
Prior year net operating losses not benefited...........       --        --      (707)
                                                          -------   -------   -------
Provision for income taxes..............................  $ 2,212   $ 4,522   $ 1,593
                                                          =======   =======   =======
Effective tax rate......................................    22.10%    22.01%     N.M.

     As of December 31, 1999, the Company had federal, state and foreign net operating loss carryforwards of approximately $46.8 million, of which approximately $22.2 million relate to Cadis pre-acquisition net operating losses. The Company also had federal and state research and development tax

                            ASPECT DEVELOPMENT, INC.

credit carryforwards of approximately $4.9 million. The net operating loss and credit carryforwards will expire between 2007 and 2019 if not utilized.

     Due to the change in ownership which resulted from Aspect Development, Inc.'s acquisition of Cadis, there is an overall annual limitation of approximately $3.5 million with respect to the entire $22.2 million of Cadis's pre-acquisition net operating losses. The Company's net operating losses and credits may also be subject to an annual limitation due to the ownership change provisions should the Company itself experience an ownership change. Significant components of the Company's deferred tax assets are as follows:

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Deferred tax assets:
  Net operating loss carryforwards...................  $ 14,415   $ 11,319   $ 13,000
  Research credit carryforwards......................     4,919      2,450      1,700
  Foreign tax credits................................       442        811        400
  Other timing differences...........................     5,229      2,000      2,000
                                                       --------   --------   --------
Total deferred tax assets............................    25,005     16,580     17,100
Valuation allowance..................................   (18,905)   (15,000)   (17,100)
                                                       --------   --------   --------
          Net deferred tax assets....................  $  6,100   $  1,580   $     --
                                                       ========   ========   ========

     The valuation allowance increased by $3.9 million during the year ended December 31, 1999. Approximately $7.4 million of the remaining valuation allowance relates to net operating losses and other tax attributes acquired in the Cadis acquisition (see Note 2) which have not been benefited. Approximately $11.5 million of the remaining valuation allowance relates to benefits of stock option deductions which, if recognized, will be allocated directly to stockholders' equity.

6. JOINT VENTURE

     The Company entered into a limited liability company joint venture agreement with CMP Media Inc. ("CMP"), dated April 4, 1997. The joint venture, ChipCenter LLC (formerly EDTN), was established to provide news, promotional materials, literature, product data, reference material, application information tutorials, seminars, product and software demonstrations and other services through the Internet and corporate intranets to electronic systems designers and purchasing managers. Initially, the ownership of the joint venture was shared equally between the Company and CMP.

     The Company's share of losses in the joint venture amounted to $0.5 million, $0.6 million and $0.5 million, respectively in fiscal 1999, 1998 and 1997, respectively. This amount is included in interest and other expense. During 1999, the interest in the joint venture was fully written down and no commitments existed for additional funding. As a result, the Company no longer recognizes net earnings or losses in the consolidated statements of operations.

     In March 1999, both the Company and CMP each sold approximately one-third of their respective interests in the joint venture to a third party. In connection with this sale, the Company recorded a $3 million gain in interest and other income. Subsequently in 1999, each of the three partners sold approximately one-fourth of their respective interests to a fourth party in return for its cash contribution to the joint venture.

                            ASPECT DEVELOPMENT, INC.

7. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in three business segments' licenses, subscriptions and maintenance, and service. The Company evaluates its segment's performance based on several factors including revenue and gross profit. The Company does not allocate or report financial operations by segment beyond revenue and cost of revenue, nor does it allocate long-term assets by business segment. No additional segment information is reported in this footnote as required segment disclosures are included in the Consolidated Statements of Operations.

     The Company's foreign operations consist of sales, marketing, and support activities in subsidiaries and distributors throughout the world and development and support activities in India. The Company's export sales were as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1999     1998      1997
                                                              -----   -------   -------
Revenues from unaffiliated customers:
  Europe....................................................  $182    $  202    $  976
  Asia......................................................   249     2,344     1,046
                                                              ----    ------    ------
          Total export sales................................  $431    $2,546    $2,022
                                                              ====    ======    ======

                            ASPECT DEVELOPMENT, INC.

     Revenues and income (loss) before interest and taxes generated by the Company and its corresponding identifiable assets classified by major geographic area were as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                          1999       1998      1997
                                                        --------   --------   -------
Revenues from unaffiliated customers:
  North America.......................................  $ 84,324   $ 75,232   $41,431
  Europe..............................................     8,180      8,413     7,452
  Other international operations......................     2,641      2,720     1,046
                                                        --------   --------   -------
          Total revenues..............................  $ 95,145   $ 86,365   $49,929
                                                        ========   ========   =======
Income (loss) before interest and taxes:
  North America.......................................  $ 10,875   $ 17,661   $(9,328)
  Europe..............................................      (270)     3,051     3,520
  Other international operations......................    (6,832)    (2,940)      129
                                                        --------   --------   -------
          Income (loss) before interest and taxes.....  $  3,773   $ 17,772   $(5,679)
                                                        ========   ========   =======
Identifiable assets:
  North America.......................................  $123,440   $109,938
  Europe..............................................     5,855      2,891
  Other international operations......................     6,605      1,953
                                                        --------   --------
          Total identifiable assets...................  $135,900   $114,782
                                                        ========   ========

8. 401(k) PLAN

     Under the Company's 401(k) Plan, all employees who are at least 21 years old are entitled to participate on the first quarterly enrollment date following the first day of employment. Under the 401(k) Plan, eligible employees are entitled to make tax-deferred contributions up to 20% of compensation, subject to an annual limitation. The Company may, at its discretion, make matching contributions to the 401(k) Plan. For the years ended December 31, 1999, 1998 and 1997, the Company made no matching contributions.

9. SUBSEQUENT EVENTS

  TACTech acquisition

     In January 2000, the Company announced that it had signed a definitive agreement to acquire TACTech, Inc. Under the terms of the agreement, TACTech shareholders will receive approximately 450,000 shares of Aspect common stock in exchange for all the outstanding common stock of TACTech, for a total purchase price at the time of announcement of approximately $16.1 million. The signed definitive agreement, which is subject to the approval of TACTech's stockholders and certain other conditions, will be accounted for by Aspect as a purchase.

  i2 Technologies Merger Agreement

     On March 13, 2000, i2 Technologies, Inc. and the Company announced a definitive agreement to merge in a stock-for-stock transaction pursuant to which the stockholders of Aspect will receive 0.55 shares of i2 Technologies common stock for each share of Aspect common stock. The merger has been unanimously approved by the boards of directors of both companies and is subject to approval by the stockholders of both companies and other regulatory approvals.

                            ASPECT DEVELOPMENT, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,    DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS


Current assets:
  Cash and cash equivalents.................................   $ 69,486       $ 28,872
  Short-term investments....................................     26,220         47,332
  Accounts receivable, net..................................     33,093         28,709
  Prepaid expenses and other current assets.................     16,504         15,884
                                                               --------       --------
          Total current assets..............................    145,303        120,797
Property and equipment, net.................................     12,436         12,342
Other assets, net...........................................      6,038          2,765
                                                               --------       --------
          Total assets......................................   $163,777       $135,904
                                                               ========       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable..........................................   $  2,336       $  3,221
  Accrued bonuses and commissions...........................      6,500          7,266
  Income taxes payable......................................      6,914          3,863
  Other accrued liabilities.................................     12,959          9,191
  Deferred revenue..........................................     19,625         13,584
                                                               --------       --------
          Total current liabilities.........................     48,334         37,125
Stockholders' equity:
  Common stock..............................................    110,239         96,929
  Deferred compensation.....................................         (2)           (43)
  Accumulated components of comprehensive income............         36            124
  Retained earnings.........................................      5,170          1,769
                                                               --------       --------
          Total stockholders' equity........................    115,443         98,779
                                                               --------       --------
          Total liabilities and stockholders' equity........   $163,777       $135,904
                                                               ========       ========

     See accompanying notes to Condensed Consolidated Financial Statements.

                            ASPECT DEVELOPMENT, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revenues
  Licenses..................................................  $20,126    $ 4,932
  Subscription and maintenance..............................    8,451      5,406
  Service and other.........................................    6,823      4,038
                                                              -------    -------
          Total revenues....................................   35,400     14,376
                                                              -------    -------
Cost of revenues
  Licenses..................................................      605        162
  Subscription and maintenance..............................    1,489      1,051
  Service and other.........................................    3,705      1,767
                                                              -------    -------
          Total cost of revenues............................    5,799      2,980
                                                              -------    -------
Gross profit................................................   29,601     11,396
Operating expenses:
  Research and development..................................    7,299      4,619
  Sales and marketing.......................................   15,407      7,983
  General and administrative................................    3,918      2,161
                                                              -------    -------
          Total operating expenses..........................   26,624     14,763
                                                              -------    -------
Operating income (loss).....................................    2,977     (3,367)
Interest and other income, net..............................    1,384      3,805
                                                              -------    -------
Income before income taxes..................................    4,361        438
Provision for income taxes..................................      960        113
                                                              -------    -------
Net income..................................................  $ 3,401    $   325
                                                              =======    =======
Net income per share -- basic...............................  $  0.06    $  0.01
                                                              =======    =======
Net income per share -- diluted.............................  $  0.04    $  0.00
                                                              =======    =======
Number of shares used in computing per share
  amounts -- basic..........................................   60,299     62,038
                                                              =======    =======
Number of shares used in computing per share
  amounts -- diluted........................................   76,972     67,052
                                                              =======    =======
Supplemental diluted earnings per share excluding Infinite
  Supply*...................................................  $  0.06    $  0.00
                                                              =======    =======

---------------

* Infinite Supply is a subsidiary created in Q3, 1999.

     See accompanying notes to Condensed Consolidated Financial Statements.

                            ASPECT DEVELOPMENT, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash flows from operating activities:
Net income..................................................  $  3,401   $    325
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................     1,547      1,397
  Loss in joint ventures....................................        --       (153)
  Compensation expense......................................        41         42
  Provision for allowance for doubtful accounts.............      (167)        50
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (4,217)     4,212
     Prepaid expenses and other current assets..............      (620)     1,364
     Other assets...........................................      (540)      (756)
     Accounts payable.......................................      (885)      (429)
     Accrued bonuses and commissions........................      (766)       (35)
     Income taxes payable...................................     3,051       (779)
     Other accrued liabilities..............................     3,768       (521)
     Deferred revenue.......................................     6,041       (235)
                                                              --------   --------
          Net cash provided by operating activities.........    10,654      4,482
                                                              --------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (1,641)    (1,069)
  Purchases of short-term investments.......................   (19,538)   (89,571)
  Maturities of short-term investments......................    40,607     80,222
  Purchase of long-term investment..........................    (2,733)        --
                                                              --------   --------
          Net cash provided by (used in) investing
           activities.......................................    16,695    (10,418)
                                                              --------   --------
Cash flows from financing activities:
  Principal payments on capital lease obligations...........        --        (17)
  Sale of common stock......................................    13,310      2,804
                                                              --------   --------
          Net cash provided by financing activities.........    13,310      2,787
                                                              --------   --------
Net increase (decrease) in cash and cash equivalents........    40,659     (3,149)
Exchange rate impact on cash................................       (45)       121
Cash and cash equivalents at beginning of period............    28,872      7,877
                                                              --------   --------
Cash and cash equivalents at end of period..................  $ 69,486   $  4,849
                                                              ========   ========
Supplemental disclosure of cash flow information
Income taxes paid...........................................  $     12   $    658
                                                              ========   ========

     See accompanying notes to Condensed Consolidated Financial Statements.

                            ASPECT DEVELOPMENT, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements included herein have been prepared by Aspect Development, Inc. ("Aspect" or the "Company"). In the opinion of management, such financial statements include all normal recurring adjustments and accruals which are necessary to fairly state the Company's consolidated financial position, results of operations and cash flows for the periods presented. These financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto as included in the Company's Form 10-K for the fiscal year ended December 31, 1999. The consolidated results of operations for the quarter ended March 31, 2000 are not necessarily indicative of the results to be expected for any subsequent interim or annual period.

     The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures are accounted for by the equity method. Under such method, the Company's share of net earnings or losses is included in interest and other income, net, in the condensed consolidated statements of operations unless the investment is fully written down and no commitments exist for additional funding.

     Assets and liabilities of the Company and its wholly-owned foreign subsidiaries are translated from the local currency to United States dollars at period-end exchange rates. Income and expense items are translated on a monthly basis at the average rates of exchange prevailing during the month. The adjustment resulting from translating the assets and liabilities of the Company and its foreign subsidiaries is reflected in accumulated components of comprehensive income within stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations and were immaterial for all periods presented.

     Certain March 31, 1999 amounts have been reclassified to conform to the current year presentation.

     On February 15, 2000 the Board of Directors authorized a two-for-one stock split of the Company's common stock, in the form of a 100% stock dividend. The stock split was effected by distribution to each stockholder of record as of February 25, 2000 of one share of the Company's common stock for each share of common stock held, and was paid on March 10, 2000. The financial information included in the accompanying financial statements give effect to the stock split.

  Recent Developments

     In January 2000, the Company announced that it had signed a definitive agreement to acquire TACTech, Inc. Under the terms of the agreement, TACTech shareholders will receive 0.6647302 shares of Aspect common stock for each TACTech share of common stock, for a total purchase price of approximately $16.1 million. The signed definitive agreement will require the approval of TACTech's shareholders, expected to be completed in May 2000, and will be accounted for by Aspect as a purchase.

     On March 13, 2000, i2 Technologies, Inc. and the Company announced a definitive agreement to merge in a stock-for-stock transaction valued at $9.3 billion. Under the terms of the agreement, i2 will acquire all outstanding stock and options of the Company in exchange for 0.55 shares of common stock of i2 for each share of Aspect common stock. The merger has been unanimously approved by the boards of directors of both companies. On May 3, 2000, i2 Technologies, Inc. and the Company announced that the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. In addition, the SEC notified both companies of a "no review" decision with respect to the S-4 Registration Statement filed by i2 on April 18, 2000. There are no other regulatory approvals anticipated.

                            ASPECT DEVELOPMENT, INC.

     Shareholder approval is required by shareholders of both companies at shareholder meetings to be held on June 8, 2000. Pending shareholder approval, the merger is expected to close before June 30, 2000.

2. REVENUE RECOGNITION

     License revenues are comprised of perpetual license fees, and are recognized as revenue after execution of a license agreement or receipt of a definitive purchase order, shipment of the product has occurred, vendor specific objective evidence exists to allocate the fee from the arrangement between delivered and undelivered elements, and collection of the resulting receivables is deemed probable. For arrangements involving multiple products and services, the entire arrangement is allocated among the elements based on each element's relative value. Product returns and sales allowances (which were not significant through March 31, 2000) are estimated and provided for at the time of sale. When delivery involves significant installation obligations at multiple sites, revenues are recognized on a per-site basis upon completion of installation.

     Revenues from subscription and maintenance agreements are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

     Service and other revenues are comprised of data services, process consulting and training fees. These revenues are recognized upon completion of the work performed.

3. COMPREHENSIVE INCOME

     Comprehensive income, net of related tax, for the three months ended March 31, 2000 and 1999 is as follows:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2000       1999
                                                              -------   ---------
                                                                (IN THOUSANDS)
Net income..................................................  $3,401    $    325
Unrealized loss on investments..............................     (43)         --
Foreign currency translation adjustment.....................     (45)        121
                                                              ------    --------
          Comprehensive income..............................  $3,313    $    446
                                                              ======    ========

4. NET INCOME PER SHARE

     Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and the employee stock purchase plan using the "treasury stock" method.

                            ASPECT DEVELOPMENT, INC.

     The following is a reconciliation of the weighted average common shares used to calculate basic net income per share to the weighted average common and common equivalent shares used to calculate diluted net income per share for the three months ended March 31, 2000 and 1999 (in thousands):

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
Diluted:
  Weighted average common shares outstanding................  60,299     62,038
  Common stock equivalents (treasury stock method)..........  16,673      5,014
                                                              ------     ------
          Total weighted average common and common
            equivalent shares outstanding...................  76,972     67,052
                                                              ======     ======

5. JOINT VENTURE

     The Company entered into a limited liability company joint venture agreement with CMP Media Inc. ("CMP"), dated April 4, 1997. The joint venture, ChipCenter LLC (formerly EDTN), was established to provide news, promotional materials, literature, product data, reference material, application information tutorials, seminars, product and software demonstrations and other services through the Internet and corporate intranets to electronic systems designers and purchasing managers. Initially, the ownership of the joint venture was shared equally between the Company and CMP.

     In March 1999, both the Company and CMP sold approximately one-third of their respective interests in the joint venture to a third party. In connection with this sale, the Company recorded a $3 million gain during the quarter, which is recorded in interest and other income, net. Subsequently in 1999, each of the three partners sold approximately one-fourth of their respective interests to a fourth party in return for its cash contribution to the joint venture.

     The Company's share of net earnings or losses from the joint venture is included in interest and other income, net, in the consolidated statements of operations. During the second quarter of 1999, the interest in the joint venture was fully written down and no commitments existed for additional funding. As a result, the Company no longer recognizes net earnings or losses in the consolidated statements of operations. In the three months ended March 31, 1999, the Company's share of losses in the joint venture amounted to $128,000.

6. INFINITE SUPPLY

     Infinite Supply is a wholly-owned subsidiary of Aspect which was founded in the third quarter of 1999. Infinite Supply's mission is to be a leading global Commerce Services Provider, providing content and application software services for B2B portals, marketplaces and trade exchanges.

     Revenues for the three months ended March 31, 2000 were $490,000 and the operating expenses totaled $1,482,000. Infinite Supply had a net loss in the first quarter of fiscal 2000 of $1,057,000 or $0.01 per diluted share.

                            ASPECT DEVELOPMENT, INC.

7. INDUSTRY SEGMENT INFORMATION

     The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in three business segments: licenses, subscriptions and maintenance, and service. The Company evaluates its segments' performance based on several factors, including total revenues and gross profit. The Company does not allocate or report financial operations by segment beyond revenue and cost of revenue, nor does it allocate long-term assets by business segment. No additional segment information is reported in this footnote as required segment disclosures are included in the Consolidated Statements of Operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
SupplyBase, Inc.:

     We have audited the accompanying balance sheets of SupplyBase, Inc. (the Company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has incurred net losses and negative operating cash flows since inception that raise substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon management's ability to obtain additional financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ KPMG LLP

San Francisco, California
March 24, 2000

                                SUPPLYBASE, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                                                 1998          1999
                                                              ----------   ------------
                                        ASSETS


Current assets:
  Cash and cash equivalents.................................  $  676,778   $  2,642,021
  Accounts receivable, net of reserves of $0 and $47,494 as
     of December 31, 1998 and 1999, respectively............      86,082         81,586
  Other current assets......................................          --         82,213
                                                              ----------   ------------
          Total current assets..............................     762,860      2,805,820
Property and equipment, net.................................      64,400        484,905
Other assets................................................          25          1,029
                                                              ----------   ------------
                                                              $  827,285   $  3,291,754
                                                              ==========   ============

                         LIABILITIES AND STOCKHOLDERS' DEFICIT


Current liabilities:
  Accounts payable..........................................  $   64,478   $    217,900
  Accrued liabilities.......................................      42,704        328,089
  Deferred revenue..........................................     106,958        487,625
  Line of credit and capital lease payable..................     221,032        295,462
                                                              ----------   ------------
          Total current liabilities.........................     435,172      1,329,076
                                                              ----------   ------------
Long-term liabilities.......................................          --        176,979
Commitments
Series B redeemable preferred stock, $0.001 par value,
  3,076,461 shares authorized, 2,963,830 shares issued and
  outstanding in 1998 and 1999; $4,875,500 liquidation
  preference................................................   1,377,347      1,380,398
Series C redeemable preferred stock, $0.001 par value,
  5,500,000 shares authorized, 4,676,667 shares issued and
  outstanding in 1999; $24,552,501 liquidation preference...          --      6,988,196
Stockholders' deficit:
  Series A preferred stock, $0.001 par value, 4,289,496
     shares authorized, 4,289,496 shares issued and
     outstanding in 1998 and 1999; $3,217,122 liquidation
     preference.............................................       4,289          4,289
  Common stock, $0.001 par value, 10,000,000 shares
     authorized, 1,861,562 and 3,145,829 shares issued and
     outstanding in 1998 and 1999, respectively.............       1,861          3,145
  Additional paid-in capital (capital deficit)..............     (19,373)    16,240,934
  Deferred stock-based compensation.........................          --    (13,662,097)
  Accumulated deficit.......................................    (972,011)    (9,169,166)
                                                              ----------   ------------
          Total stockholders' deficit.......................    (985,234)    (6,582,895)
                                                              ----------   ------------
                                                              $  827,285   $  3,291,754
                                                              ==========   ============

                See accompanying notes to financial statements.

                                SUPPLYBASE, INC.

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                           1997         1998          1999
                                                         ---------   -----------   -----------
Revenues...............................................  $  75,883   $   172,188   $   273,413
Cost of revenues.......................................     16,611        47,478       115,748
                                                         ---------   -----------   -----------
Gross margin...........................................     59,272       124,710       157,665
Operating expenses:
  Research and development.............................     91,279       328,784     1,951,674
  Sales and marketing..................................    168,134       223,738     2,783,773
  General and administrative...........................    249,206       619,308     3,763,917
                                                         ---------   -----------   -----------
          Total operating expenses.....................    508,619     1,171,830     8,499,364
                                                         ---------   -----------   -----------
          Loss from operations.........................   (449,347)   (1,047,120)   (8,341,699)
Other (expense) income, net............................     (9,455)        6,109       150,804
                                                         ---------   -----------   -----------
          Net loss.....................................   (458,802)   (1,041,011)   (8,190,895)
Accretion on redeemable preferred stock................         --            --        (6,260)
                                                         ---------   -----------   -----------
          Net loss applicable to common stockholders...  $(458,802)  $(1,041,011)  $(8,197,155)
                                                         =========   ===========   ===========

                See accompanying notes to financial statements.

                                SUPPLYBASE, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                                                  ADDITIONAL
                                                             SERIES A                               PAID-IN
                                    MEMBER UNITS         PREFERRED STOCK        COMMON STOCK        CAPITAL       DEFERRED
                               ----------------------   ------------------   ------------------    (CAPITAL     STOCK-BASED
                                 SHARES      AMOUNT      SHARES     AMOUNT    SHARES     AMOUNT    DEFICIT)     COMPENSATION
                               ----------   ---------   ---------   ------   ---------   ------   -----------   ------------
Issuance of member units.....   1,072,374   $ 304,642          --   $  --           --   $  --    $        --   $         --
Net loss.....................          --          --          --      --           --      --             --             --
                               ----------   ---------   ---------   ------   ---------   ------   -----------   ------------
Balances as of December 31,
  1997.......................   1,072,374     304,642          --      --           --      --             --             --
Conversion of member units to
  Series A preferred stock...  (1,072,374)   (304,642)  4,289,496   4,289           --      --        300,353             --
Transfer of accumulated
  deficit to additional
  paid-in capital in
  connection with termination
  of S corporation status....          --          --          --      --           --      --       (527,802)            --
Issuance of common stock to
  founders in exchange for
  services and accrued
  payroll obligations........          --          --          --      --      448,498     448        155,311             --
Issuance of common stock in
  exchange for services......          --          --          --      --      457,854     458          5,955             --
Exercise of stock options....          --          --          --      --      955,300     955         46,810             --
Net loss.....................          --          --          --      --           --      --             --             --
                               ----------   ---------   ---------   ------   ---------   ------   -----------   ------------
Balances as of December 31,
  1998.......................          --          --   4,289,496   4,289    1,861,652   1,861        (19,373)            --
Exercise of stock options....          --          --          --      --    1,248,910   1,249        116,406             --
Issuance of common stock in
  exchange for services......          --          --          --      --       70,267      70      1,690,871       (731,250)
Repurchase of common stock...          --          --          --      --      (35,000)    (35)        (1,715)            --
Deferred stock-based
  compensation...............          --          --          --      --           --      --     14,454,745    (14,454,745)
Amortization of deferred
  stock-based compensation...          --          --          --      --           --      --             --      1,523,898
Net loss.....................          --          --          --      --           --      --             --             --
Accretion on redeemable
  preferred stock............          --          --          --      --           --      --             --             --
                               ----------   ---------   ---------   ------   ---------   ------   -----------   ------------
Balances as of December 31,
  1999.......................          --   $      --   4,289,496   $4,289   3,145,829   $3,145   $16,240,934   $(13,662,097)
                               ==========   =========   =========   ======   =========   ======   ===========   ============


                                                 TOTAL
                               ACCUMULATED   STOCKHOLDERS'
                                 DEFICIT        DEFICIT
                               -----------   -------------
Issuance of member units.....  $        --    $   304,642
Net loss.....................     (458,802)      (458,802)
                               -----------    -----------
Balances as of December 31,
  1997.......................     (458,802)      (154,160)
Conversion of member units to
  Series A preferred stock...           --             --
Transfer of accumulated
  deficit to additional
  paid-in capital in
  connection with termination
  of S corporation status....      527,802             --
Issuance of common stock to
  founders in exchange for
  services and accrued
  payroll obligations........           --        155,759
Issuance of common stock in
  exchange for services......           --          6,413
Exercise of stock options....           --         47,765
Net loss.....................   (1,041,011)    (1,041,011)
                               -----------    -----------
Balances as of December 31,
  1998.......................     (972,011)      (985,234)
Exercise of stock options....           --        117,655
Issuance of common stock in
  exchange for services......           --        959,691
Repurchase of common stock...           --         (1,750)
Deferred stock-based
  compensation...............           --             --
Amortization of deferred
  stock-based compensation...           --      1,523,898
Net loss.....................   (8,190,895)    (8,190,895)
Accretion on redeemable
  preferred stock............       (6,260)        (6,260)
                               -----------    -----------
Balances as of December 31,
  1999.......................  $(9,169,166)   $(6,582,895)
                               ===========    ===========

                See accompanying notes to financial statements.

                                SUPPLYBASE, INC.

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                           1997         1998          1999
                                                         ---------   -----------   -----------
Cash flows from operating activities:
  Net loss.............................................  $(458,802)  $(1,041,011)  $(8,190,895)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.....................      3,068        18,126        80,621
     Amortization of deferred stock-based
       compensation....................................         --            --     1,523,898
     Common stock issued in exchange for services......         --        10,898       959,691
     Changes in operating assets and liabilities:
       Accounts receivable, net........................    (26,813)      (59,269)        4,496
       Prepaid expenses................................       (405)          405       (82,213)
       Other assets....................................     (2,000)        1,975        (1,004)
       Accounts payable and accrued liabilities........    180,614        77,842       438,807
       Deferred revenue................................     39,930        67,028       380,667
                                                         ---------   -----------   -----------
          Net cash used in operating activities........   (264,408)     (924,006)   (4,885,932)
                                                         ---------   -----------   -----------
Cash flows used in investing activities -- acquisition
  of property and equipment............................    (12,963)      (72,631)     (204,433)
                                                         ---------   -----------   -----------
Cash flows from financing activities:
  Notes payable........................................         --       221,032       209,836
  Payments of note payable.............................         --            --      (221,032)
  Repayment of capital leases..........................         --            --       (34,088)
  Proceeds from issuance of members' capital...........    304,642            --            --
  Proceeds from issuance of preferred stock............         --     1,377,347     6,984,987
  Proceeds from issuance of common stock...............         --        47,765       117,655
  Repurchases of common stock..........................         --            --        (1,750)
                                                         ---------   -----------   -----------
          Net cash provided by financing activities....    304,642     1,646,144     7,055,608
                                                         ---------   -----------   -----------
Net increase in cash and cash equivalents..............     27,271       649,507     1,965,243
Cash and cash equivalents at beginning of period.......         --        27,271       676,778
                                                         ---------   -----------   -----------
Cash and cash equivalents at end of period.............  $  27,271   $   676,778   $ 2,642,021
                                                         =========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest...............................  $      --   $     3,830   $    33,288
                                                         =========   ===========   ===========
Non-cash investing and financing activities:
  Conversion of member units to series A preferred
     stock.............................................  $      --   $   304,642   $        --
                                                         =========   ===========   ===========
  Forgiveness of payroll liability to founders.........  $      --   $   151,274   $        --
                                                         =========   ===========   ===========
  Assets acquired under capital leases.................  $      --   $        --   $   296,693
                                                         =========   ===========   ===========
  Deferred stock-based compensation....................  $      --   $        --   $15,185,995
                                                         =========   ===========   ===========
  Accretion on redeemable preferred stock..............  $      --   $        --   $     6,260
                                                         =========   ===========   ===========

                See accompanying notes to financial statements.

                                SUPPLYBASE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1999

(1) THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) The Company

     The Company was established as a limited liability company (LLC) in June 1996 and changed its ownership structure to a C-corporation in March 1998. The Company was formed to address industry inefficiencies with identifying, qualifying and communicating with industrial suppliers worldwide. The Company develops high-end, interactive database products, services, and supply chain management tools for corporations and the industrial supplier communities that serve them. The Company leverages the Internet and established distribution channels to deliver information and tools worldwide to purchasing, engineering, design, and sourcing professionals.

  (b) Basis of Presentation

     The Company has incurred net losses and negative operating cash flows since inception that raise substantial doubt about its ability to continue as a going concern. The accompanying financial statements have been prepared contemplating the Company continuing in existence as a going concern. Continuation of the Company as a going concern is dependent on management's ability to obtain additional financing.

  (c) Cash Equivalents

     All highly liquid financial instruments with remaining maturities of three months or less at the date of acquisition are considered cash equivalents. Cash equivalents are recorded at cost.

  (d) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the lesser of the related asset's estimated useful life or the remaining lease term.

  (e) Accounting for Impairment of Long-Lived Assets

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. To date, the Company has made no adjustments to the carrying value of its long-lived assets.

  (f) Income Taxes

     From inception to March 1998, the Company elected to be treated as a partnership. Accordingly, no provision for income taxes has been recognized in the accompanying financial statements through that date, as the net loss generated from the Company's operations through that date were "passed through" to the Company's then interest holders.

     Since March 1998, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and

                                SUPPLYBASE, INC.

operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Revenue Recognition

     Software license and database access fees are recognized over the economic life of the product technology as estimated by management, generally two years. Maintenance fees are recognized ratably over the term of the contract, generally one year. Revenues for web site directory development, for which payments are expected to be collectible, are recognized upon completion of the development. Revenues for advertising subscriptions are recognized ratably over the advertisement term, generally one year.

  (h) Concentration of Credit Risk

     Financial instruments potentially exposing the Company to a concentration of credit risk principally consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of deposits with a major commercial bank and major commercial money market funds. The Company has not experienced any losses from write-offs of bad debt. One customer accounts for 44% and 33% of total accounts receivable as of December 31, 1998 and 1999, respectively. A second customer accounts for 17% and 23% of total accounts receivable as of December 31, 1998 and 1999, respectively. A third customer accounts for 25% of total accounts receivable on December 31, 1999. There were no receivables from this customer in December 31, 1998.

  (i) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 and 1999 consisted of the following:

                                                               1998      1999
                                                              -------   -------
Computer, office equipment and software.....................  $58,902   312,080
Furniture and fixtures......................................   26,692   209,251
Leasehold improvements......................................       --    65,389
                                                              -------   -------
                                                               85,594   586,720
Less accumulated depreciation and amortization..............   21,194   101,815
                                                              -------   -------
                                                              $64,400   484,905
                                                              =======   =======

     As of December 31, 1999, the Company has assets on lease totaling $292,357 and the related accumulated amortization is $99,610.

(3) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes a restricted cash balance of $133,800 as of December 31, 1999. The cash is restricted by the bank which has issued a letter of credit to the lessor of the office premises.

                                SUPPLYBASE, INC.

The lessor can revoke the letter of credit in the event of a default in rent, and the restriction lapses in July 2000.

(4) COMMITMENTS

  (a) Short-Term Borrowings

     In July 1998, the Company entered into a line of credit agreement with a bank for $400,000. Borrowings under the line of credit carry interest at prime rate plus 0.5% (8.5% as of December 31, 1999). During 1999, the line of credit was revised to $1,471,032. As of December 31, 1998 and 1999, the Company had $221,032 and $209,836 outstanding against the line of credit. The weighted-average interest rate for the period the loan was outstanding was 9.25%. Outstanding balances are collateralized primarily with equipment and accounts receivable and are repayable in equal monthly installments by February 2001.

  (b) Lease Obligations

     The Company leases its facilities under a noncancelable operating lease and has acquired computers and other equipment through capital leases. In June 1999, the Company entered into a noncancelable operating lease for its facilities that extends through 2004. Future minimum lease payments for both operating and capital leases as of December 31, 1999 are as follows:

                                                              OPERATING    CAPITAL
                                                              ----------   --------
Year ending December 31,
  2000......................................................  $  416,725    107,014
  2001......................................................     416,325    110,410
  2002......................................................     422,273     71,745
  2003......................................................     428,220      3,396
  2004......................................................     214,110         --
                                                              ----------   --------
                                                              $1,897,653    292,565
                                                              ==========
Less amount representing interest (3.1%)....................                (29,960)
                                                                           --------
Present value of minimum lease payments.....................                262,605
Less amounts due within one year............................                 95,936
                                                                           --------
                                                                           $166,669
                                                                           ========

     Rent expense for the years ended December 31, 1998 and 1999 was approximately $37,000 and $292,000, respectively.

(5) MEMBERS' CAPITAL

     In March 1998, the Company changed its legal form from a limited liability corporation (LLC) to a C corporation. Thereupon, the holders of membership interests in the former LLC exchanged those interests for 4,289,496 shares of Series A preferred stock in the newly created C corporation.

                                SUPPLYBASE, INC.

(6) STOCKHOLDERS' DEFICIT

  (a) Preferred Stock

     As of December 31, 1999, preferred stock consisted of the following:

                                                                           SHARES ISSUED
                                                                SHARES          AND
                                                              AUTHORIZED    OUTSTANDING
                                                              ----------   -------------
Series A....................................................   4,289,496     4,289,496
Series B....................................................   3,076,461     2,963,830
Series C....................................................   5,500,000     4,676,667
                                                              ----------    ----------
                                                              12,865,957    11,929,993
                                                              ==========    ==========

     The rights, preferences, and privileges of the holders of preferred stock are as follows:

     - The Company shall be obligated to redeem Series B and Series C preferred stock at the original price of issuance at any time after March 19, 2004, at the option of the holders of 65% or more of the Series B and C preferred stockholders voting together as a single class or in the event that any other capital stock of the Company is to be redeemed for any reason.

     - The holders of Series B and C preferred stock are entitled to noncumulative dividends in preference to common stock and Series A, if and when declared by the Board of Directors, of $0.047 and $0.015 per share, respectively. Holders of Series A are entitled to dividend in preference to common stock at $0.075 per share after the Series B and C shares dividend has been paid.

     - Shares of preferred stock are convertible to common stock at any time at the rate of one share of common stock for each share of preferred stock. The preferred stock automatically converts to common stock upon the closing of an underwritten public offering of the Company's common stock.

     - Shares of Series B and C preferred stock have a liquidation preference of $0.47 and $1.50 per share, respectively, plus any declared and unpaid dividends. Upon the distribution as required above, the remaining assets of the Company would be distributed among the holders of Series A, B, C and common stock pro rata based on the number of shares of $0.25 common stock held by each (assuming full conversion) until holders of Series B and C have received an aggregate of $1.645 and $5.25, respectively. The holders of Series A and common stock would receive the remainder of the assets on a pro rata basis.

     - The preferred stock votes equally with shares of common stock on an "as if converted" basis.

     No dividends have been declared or paid on the preferred stock or common stock since inception of the Company.

  (b) Common Stock

     In 1998, the Company issued 448,498 shares of restricted common stock to its founders in exchange for past services valued as $155,759. As of the issuance date, 33% of the shares were not subject to repurchase. The remaining shares will be released from the repurchase option ratably over 48 months. As of December 31, 1999, the Company has the right to repurchase 181,548 shares of common stock at a weighted-average price of $0.25 per share.

     The Company issued 70,267 shares of common stock to consultants in exchange for certain services received by the Company in 1999. The Company has recorded compensation expense for these shares

                                SUPPLYBASE, INC.

based on the fair value of the shares at the date of issuance. In total, approximately $1.7 million was recorded as compensation expenses related to the issuance of these shares.

  (c) Stock Option Plan

     As of December 31, 1999, a total of 5,000,788 shares of common stock were authorized for issuance under the 1998 (3,287,499 shares) and 1999 (1,713,289 shares) Stock Option Plans (the Plans). Options may be granted at an exercise price not less than 100% of the fair market value at the grant date, as determined by the Board of Directors, for incentive stock options, and 85% of fair market value at the grant date for nonqualified stock options. All options are granted at the discretion of the Company's Board of Directors and have a term no greater than 10 years from the date of grant. Options issued generally vest 25% one year after the vesting commencement date and ratably over the following 36 months.

     A summary of stock option activity is as of follows:

                                                            1998                    1999
                                                    ---------------------   ---------------------
                                                                WEIGHTED-               WEIGHTED-
                                                                 AVERAGE                 AVERAGE
                                                                EXERCISE                EXERCISE
OPTIONS                                              SHARES       PRICE      SHARES       PRICE
-------                                             ---------   ---------   ---------   ---------
Shares under options outstanding at beginning of
  year............................................         --     $  --       563,910     $0.05
Granted...........................................  1,519,210      0.05     1,912,700      0.15
Exercised.........................................    955,300      0.05     1,248,910      0.10
Canceled..........................................         --        --       322,000      0.15
                                                    ---------     -----     ---------     -----
Shares under options outstanding at end of year...    563,910      0.05       905,700      0.15
                                                    =========               =========
Options vested at end of year.....................         --                  90,030
                                                    =========               =========
Weighted-average fair value of options granted
  during the year at fair value...................                $0.06                   $0.06
                                                                  =====                   =====
Weighted-average fair value of options granted
  during the year at below fair value.............                $  --                   $6.63
                                                                  =====                   =====

     The following table summarizes information about stock options outstanding as of December 31, 1999:

            OUTSTANDING
------------------------------------
                          WEIGHTED-
                           AVERAGE
           OUTSTANDING    REMAINING
EXERCISE     NUMBER      CONTRACTUAL   NUMBER
 PRICE     OUTSTANDING      LIFE       VESTED
--------   -----------   -----------   ------
0$.15..      905,700        9.66       90,030

     As of December 31, 1999, the Company has the right to repurchase 1,638,168 shares of common stock related to the early exercise of options at a weighted-average exercise price of $0.07 per share.

     The Company uses the intrinsic value method to account for the Plans. Accordingly, compensation cost has been recognized for its stock options in the accompanying financial statements if, on the date of grant, the estimated fair value of the underlying common stock exceeded the exercise price of the stock options at the date of grant. In connection with options granted in fiscal year 1999, the Company has recorded deferred stock-based compensation of $14.5 million, representing the difference between the exercise price and the estimated fair value of the Company's common stock at the date of grant. The amount is being amortized on a straight-line basis over the vesting period of the individual options.

                                SUPPLYBASE, INC.

Amortization of deferred stock-based compensation of approximately $1.5 million was recognized during 1999.

     Had compensation cost for the Company's stock-based compensation plans been determined consistent with the fair value approach set forth in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss for the years ended December 31, 1997, 1998 and 1999 would not have differed materially.

     The fair value of options granted during the years ended December 31, 1997, 1998 and 1999, is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield, 0% volatility, risk-free interest rates ranging from 5.6% to 6.5% and an expected life of 5 years.

(7) INCOME TAXES

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 1999, is presented below:

Deferred tax assets:
  Accrued expenses......................................  $    37,641
  Start-up and organization costs capitalized for tax...        1,176
  Net operating loss compensation.......................    2,497,136
  Stock option compensation.............................      216,828
  Tax credits...........................................      186,791
  Federal depreciation less than book...................        3,423
                                                          -----------
          Gross deferred tax assets.....................    2,942,995
  Valuation allowance...................................   (2,942,995)
                                                          -----------
          Net deferred tax assets.......................  $        --
                                                          ===========

     Deferred tax assets as of December 31, 1999, consisted primarily of net operating loss carryforwards of $6,269,000 for deferred tax purposes. The gross deferred tax asset are fully offset by a valuation allowance.

     Federal and California tax law impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. The Company has not yet determined if an ownership change has occurred. If such an ownership change has occurred, utilization of the net operating loss carryforwards will be subject to an annual limitation in future years.

(8) RELATED PARTY TRANSACTIONS

     During 1999, the Company rendered services to Flextronics International which held 531,915 shares of Preferred Series B and 255,013 shares of Preferred Series C stock of the Company. The sales during the year ended December 31, 1999 aggregated to $98,000 and the Company had a receivable from Flextronics International on December 31, 1999 of $30,000.

(9) EMPLOYEE BENEFIT PLANS

     The Company has an employee savings and retirement plan under Section 401(k) of the Internal Revenue Code for its eligible employees (the Benefit
Plan). The Benefit Plan is available to all domestic employees who meet minimum age and service requirements, and provides employees with tax deferred salary deductions and alternative investment options. Employees may contribute up to 20% of their salary,

                                SUPPLYBASE, INC.

subject to certain limitations. The Benefit Plan allows for contributions by the Company at the discretion of the Company's Board of Directors. The Company has not contributed to the Benefit Plan since its inception. The participants' contribution in 1999 was $131,151.

(10) SUBSEQUENT EVENT

     The Company has signed a definitive merger agreement with i2 Technologies, Inc. (i2) on March 12, 2000, whereby i2 will acquire Supplybase for 1,875,000 shares of i2 common stock. The merger is expected to be completed by April 30, 2000 and will be accounted for as a purchase transaction by i2.

                             i2 TECHNOLOGIES, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                         PRO FORMA
                                                                        ADJUSTMENTS
                                                                         INCLUDING          PRO FORMA
                                       I2       SUPPLYBASE    ASPECT    IBM ASSETS          COMBINED
                                   ----------   ----------   --------   -----------        -----------
ASSETS


Current assets:
  Cash and cash equivalents......  $  456,936    $    394    $ 69,486   $     (415)(5)     $   526,401
  Short-term investments.........     181,464          --      26,220           --             207,684
  Accounts receivable, net.......     187,065         146      33,093           --             220,304
  Prepaids and other current
     assets......................      44,288          40      16,504           --              60,832
                                   ----------    --------    --------   ----------         -----------
          Total current assets...     869,753         580     145,303         (415)          1,015,221
Premises and equipment, net......      59,907         630      12,436           --              72,973
Other assets.....................      83,474           7       6,038           --              89,519
Intangibles and goodwill, net....     246,880          --          --    8,807,368           9,100,723
                                                                            86,475
                                                                           (40,000)(3)
                                   ----------    --------    --------   ----------         -----------
          Total assets...........  $1,260,014    $  1,217    $163,777   $8,853,428         $10,278,436
                                   ==========    ========    ========   ==========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
  Accounts payable...............  $   22,471    $    369    $  2,336   $       --         $    25,176
  Deferred revenue...............     136,689         571      19,625           --             156,885
  Accrued liabilities and
     deferred income taxes.......     120,899         297      26,373       40,000             187,569
                                   ----------    --------    --------   ----------         -----------
          Total current
            liabilities..........     280,059       1,237      48,334       40,000             369,630
Deferred income taxes............          --          --          --       86,475              86,475
Long-term debt...................     350,000         415          --         (415)(5)         350,000
                                   ----------    --------    --------   ----------         -----------
          Total liabilities......     630,059       1,652      48,334      126,060             806,105
Commitments and contingencies
Stockholders' equity:
  Preferred Stock................          --          12          --          (12)(2)              --
  Common stock...................          78           2          --           14                  94
  Additional paid-in capital.....     583,969      12,675     110,237     (122,912)(2)       9,595,729
                                                                                             9,011,760
  Accumulated other comprehensive
     income (loss)...............      (4,209)         --          36          (36)(2)          (4,209)
  Retained earnings (deficit)....      50,117     (13,124)      5,170        7,954             (39,283)
                                                                           (89,400)(2)(4)
                                   ----------    --------    --------   ----------         -----------
          Total stockholders'
            equity...............     629,955        (435)    115,443    8,807,368           9,552,331
                                   ----------    --------    --------   ----------         -----------
          Total liabilities and
            stockholders'
            equity...............  $1,260,014    $  1,217    $163,777   $8,933,428         $10,358,436
                                   ==========    ========    ========   ==========         ===========

  See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

                             i2 TECHNOLOGIES, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                         PRO FORMA
                                                                        ADJUSTMENTS
                                                                         INCLUDING       PRO FORMA
                                         I2      SUPPLYBASE   ASPECT    IBM ASSETS       COMBINED
                                      --------   ----------   -------   -----------      ---------
Revenues:
  Software licenses.................  $113,584    $    36     $20,126    $      --       $ 133,746
  Services..........................    46,870         84       6,823           --          53,777
  Maintenance.......................    25,826         34       8,451           --          34,311
                                      --------    -------     -------    ---------       ---------
          Total revenues............   186,280        154      35,400           --         221,834
Costs and expenses:
  Cost of software licenses.........     5,366          4         605           --           5,975
  Cost of services and
     maintenance....................    41,072         13       5,194           --          46,279
  Sales and marketing...............    66,210      1,274      15,407           --          82,891
  Research and development..........    39,846        676       7,299           --          47,821
  General and administrative........    16,607        621       3,918           --          21,146
  Amortization of intangibles.......        --         --          --      734,042         741,249
                                                                             7,207
  In-process research and
     development and
     acquisition-related expenses...       557         --          --           --             557
                                      --------    -------     -------    ---------       ---------
          Total costs and
            expenses................   169,658      2,588      32,423      741,249         945,918
                                      --------    -------     -------    ---------       ---------
Operating income (loss).............    16,622     (2,434)      2,977     (741,249)       (724,084)
Other income (expense), net.........     2,499        (21)      1,384           --           3,862
                                      --------    -------     -------    ---------       ---------
Income (loss) before income taxes...    19,121     (2,455)      4,361     (741,249)       (720,222)
Provision (benefit) for income
  taxes.............................     7,380         --         960       (7,207)(8)      (3,477)
                                                                            (4,610)(9)
                                      --------    -------     -------    ---------       ---------
Net income (loss)...................  $ 11,741    $(2,455)    $ 3,401    $(729,432)      $(716,745)
                                      ========    =======     =======    =========       =========
Basic and diluted earnings (loss)
  per common share:
  Basic earnings (loss) per common
     share..........................  $   0.04                                           $   (1.87)
                                      ========                                           =========
  Diluted earnings (loss) per common
     share..........................  $   0.03                                           $   (1.87)
                                      ========                                           =========
Weighted-average common shares
  outstanding.......................   313,000                                             382,933
Weighted-average diluted common
  shares outstanding................   366,050                                             382,933
Comprehensive income (loss):
  Net income (loss).................  $ 11,741    $(2,455)    $ 3,401    $(729,432)      $(716,745)
  Other comprehensive income (loss),
     net of income tax:
     Unrealized losses on
       available-for-sale
       securities...................        --         --         (43)          --             (43)
     Foreign currency translation
       adjustments..................        83         --         (45)          --              38
                                      --------    -------     -------    ---------       ---------
          Total comprehensive income
            (loss)..................  $ 11,824    $(2,455)    $ 3,313    $(729,432)      $(716,750)
                                      ========    =======     =======    =========       =========

  See accompanying notes to Unaudited Pro Forma Combined Financial Statements.

                             i2 TECHNOLOGIES, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
              AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                 (IN THOUSANDS)

     The unaudited pro forma combined balance sheet as of March 31, 2000 assumes the acquisitions of SupplyBase, Aspect and certain IBM assets occurred on March 31, 2000. The unaudited pro forma combined statement of operations for the three months ended March 31, 2000 assumes the acquisitions of SupplyBase, Aspect and certain IBM assets occurred on January 1, 1999.

     The total purchase price of the IBM Assets and acquisition of Aspect and SupplyBase reflects the issuance of approximately 48.1 million shares of i2 common stock and options assumed. The total purchase price was determined as follows:

                                                 IBM ASSETS   SUPPLYBASE     ASPECT       TOTAL
                                                 ----------   ----------   ----------   ----------
Number of i2 common stock and options issued...      1,296        1,870        44,903       48,069
Value of i2 common stock and options issued....   $233,703     $353,813    $8,424,260   $9,011,776
Other direct acquisition expenses..............         --        2,000        38,000       40,000
                                                  --------     --------    ----------   ----------
                                                  $233,703     $355,813    $8,462,260   $9,051,776
                                                  ========     ========    ==========   ==========

     The estimated fair value of the common stock to be issued is based on the average closing price of i2's stock on the three days prior and subsequent to the day the transactions were announced. The estimated fair value of the options to be issued is based on the Black-Scholes model using the following assumptions:

                                                                   1 - 5
Expected lives..............................................       Years
Expected volatility.........................................       84.0%
Risk-free interest rate.....................................        5.6%
Expected dividend rate......................................        0.0%

     The total purchase price of the acquisitions has been allocated to acquired assets based on estimates of their fair value. The combined purchase price of approximately $9.1 billion, net of book values of the companies, has been assigned to the assets acquired as follows:

                                                 IBM ASSETS   SUPPLYBASE     ASPECT       TOTAL
                                                 ----------   ----------   ----------   ----------
Net assets (liabilities) assumed...............   $     --     $   (435)   $  115,443   $  115,008
Acquired in-process research and development...         --        6,400        83,000       89,400
Acquired developed technology..................     18,200        2,700        79,000       99,900
Content database...............................         --       11,700        84,000       95,700
Installed customer base........................         --           --        42,000       42,000
Assembled Workforce............................         --        1,200        10,000       11,200
Cross patent rights and software license.......    215,503           --            --      215,503
Goodwill.......................................         --      334,248     8,048,817    8,383,065
                                                  --------     --------    ----------   ----------
                                                  $233,703     $355,813    $8,462,260   $9,051,776
                                                  ========     ========    ==========   ==========

     These unaudited pro forma financial statements have been prepared assuming that the Aspect and SupplyBase acquisitions will be consummated prior to the effective date of Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25," which is July 1, 2000.

     Under Interpretation No. 44, unvested stock options granted by i2 in exchange for unvested stock options held by Aspect and SupplyBase employees and requiring service by such employees subsequent to the consummation date would result in an allocation of purchase price to unearned compensation which
                             i2 TECHNOLOGIES, INC.

would be amortized as a non-cash compensation cost over the remaining future vesting period. The amount allocated to unearned compensation would be based on i2's stock price at the consummation date, the stock option exercise price and the remaining future vesting period in relation to the total vesting period.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     (1) On October 17, 2000, i2's Board of Directors approved a two-for-one stock split, which was paid as a 100% stock dividend on December 5, 2000. Amounts presented have been adjusted to reflect the stock split.

     (2) To reflect (a) the allocation of the purchase price to intangible assets, (b) to record the common stock and additional paid-in capital from the IBM asset purchase and the common stock and options issued in the SupplyBase and Aspect acquisitions, and (c) to reflect the elimination of the acquired companies' stockholders' equity.

     (3) To reflect the other direct expenses incurred as a result of the acquisitions.

     (4) i2 expects to allocate approximately $89.4 million of the purchase price to in-process research and development, which will be expensed upon consummation of the mergers as the in-process research and development has not reached technological feasibility and, in the opinion of management, has no alternative future use. This amount has not been reflected in the accompanying pro forma combined statement of operations as it is a non-recurring charge, but has been reflected as an adjustment to accumulated deficit in the accompany pro forma balance sheet.

     (5) To reflect the pay-off of the lines of credit of SupplyBase after acquisition.

     (6) To reflect the goodwill and deferred tax liabilities related to the $230.6 million of non-deductible intangible assets, excluding goodwill, acquired in the Aspect and SupplyBase acquisitions listed in the table above based on an effective tax rate of 37.5%.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

     (7) To reflect the amortization of intangible assets. The intangible assets are being amortized over the estimated lives of the assets, ranging from two to five years. Pro forma amortization for the three months ended March 31, 2000 was as follows:

                                            LIFE IN
                                             YEARS    IBM ASSETS   SUPPLYBASE    ASPECT     TOTAL
                                            -------   ----------   ----------   --------   --------
Acquired developed technology.............  2 - 3      $ 1,517      $   338     $  9,875   $ 11,730
Content database..........................    3             --          975        7,000      7,975
Installed customer base...................    3             --           --        3,500      3,500
Assembled workforce.......................    2             --          150        1,250      1,400
Cross patent rights and software
  license.................................    3         10,775           --           --     10,775
Goodwill..................................    3             --       27,669      670,993    698,662
                                                       -------      -------     --------   --------
                                                       $12,292      $29,132     $692,618   $734,042
                                                       =======      =======     ========   ========

     (8) To reflect the amortization of the deferred tax liabilities recorded for non-deductible intangible assets acquired in the SupplyBase and Aspect acquisitions.

     (9) To reflect the tax benefit of the tax deductible amortization of intangible assets acquired in the IBM asset transaction.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                             i2 TECHNOLOGIES, INC.

                               ROME MERGER CORP.

                                      AND

                             RIGHTWORKS CORPORATION

                                 March 8, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I THE MERGER........................................   A-5
  1.1 The Merger............................................   A-5
  1.2 Closing; Effective Time...............................   A-5
  1.3 Effect of the Merger..................................   A-6
  1.4 Articles of Incorporation; Bylaws.....................   A-6
  1.5 Directors and Officers................................   A-6
  1.6 Effect on Capital Stock...............................   A-6
  1.7 Surrender of Certificates.............................   A-9
  1.8 No Further Ownership Rights in Target Capital Stock...  A-10
  1.9 Lost, Stolen or Destroyed Certificates................  A-10
  1.10 Tax Consequences.....................................  A-11
  1.11 Registration Statement on Form S-4...................  A-11
  1.12 Taking of Necessary Action; Further Action...........  A-11

ARTICLE II REPRESENTATIONS AND WARRANTIES OF TARGET.........  A-12
  2.1 Organization, Standing and Power......................  A-12
  2.2 Capital Structure.....................................  A-13
  2.3 Authority.............................................  A-14
  2.4 Financial Statements..................................  A-14
  2.5 Absence of Certain Changes............................  A-15
  2.6 Absence of Undisclosed Liabilities....................  A-15
  2.7 Litigation............................................  A-16
  2.8 Restrictions on Business Activities...................  A-16
  2.9 Governmental Authorization............................  A-16
  2.10 Title to Property....................................  A-16
  2.11 Intellectual Property................................  A-17
  2.12 Environmental Matters................................  A-18
  2.13 Taxes................................................  A-19
  2.14 Employee Benefit Plans...............................  A-20
  2.15 Employees and Consultants............................  A-22
  2.16 Certain Agreements Affected by the Merger............  A-23
  2.17 Related-Party Transactions...........................  A-23
  2.18 Insurance............................................  A-23
  2.19 Compliance with Laws.................................  A-23
  2.20 Brokers' and Finders' Fees; Target Merger Expenses...  A-23
  2.21 Target Affiliates; Voting Agreements.................  A-24
  2.22 Board Approval; Shareholder Approval Required........  A-24
  2.23 Customers............................................  A-24
  2.24 Material Contracts...................................  A-24
  2.25 No Breach of Material Contracts......................  A-25
  2.26 Third-Party Consents.................................  A-25
  2.27 Material Third Party Consents........................  A-25
  2.28 Minute Books.........................................  A-25
  2.29 Complete Copies of Materials.........................  A-25
  2.30 Tax-Free Reorganization Matters......................  A-25
  2.31 Target Indebtedness..................................  A-26
  2.32 Export Control Laws..................................  A-26
  2.33 [Reserved.]..........................................  A-26
  2.34 Option Acceleration Waivers..........................  A-26
  2.35 Representations Complete.............................  A-26
  2.36 Registration Statement; Proxy Statement/Prospectus...  A-27
  2.37 Registration Rights; Other Agreements................  A-27
  2.38 Agreements with ICG and Acquiror.....................  A-27

                                                              PAGE
                                                              ----
ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND
       MERGER SUB...........................................  A-27
  3.1 Organization, Standing and Power......................  A-28
  3.2 Capital Structure.....................................  A-28
  3.3 Authority.............................................  A-28
  3.4 SEC Documents.........................................  A-28
  3.5 Financial Statements..................................  A-28
  3.6 Tax-Free Reorganization Matters.......................  A-29
  3.7 No Brokers............................................  A-29
  3.8 Registration Statement; Proxy Statement/Prospectus....  A-29

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME..............  A-29
  4.1 Conduct of Business of Target.........................  A-29
  4.2 Restrictions on Conduct of Business of Target.........  A-30
  4.3 Notices...............................................  A-31

ARTICLE V ADDITIONAL AGREEMENTS.............................  A-32
  5.1 No Solicitation.......................................  A-32
  5.2 Proxy Statement/Prospectus; Registration Statement....  A-32
  5.3 [Reserved.]...........................................  A-33
  5.4 Target Shareholders Action............................  A-33
  5.5 Access to Information.................................  A-33
  5.6 Confidentiality.......................................  A-33
  5.7 Public Disclosure.....................................  A-34
  5.8 Consents; Cooperation.................................  A-34
  5.9 Update Disclosure; Breaches...........................  A-35
  5.10 Legal Requirements...................................  A-35
  5.11 Tax-Free Reorganization..............................  A-35
  5.12 Blue Sky Laws........................................  A-35
  5.13 Stock Options........................................  A-35
  5.14 Target Warrants......................................  A-35
  5.15 Target Capitalization Spreadsheet....................  A-36
  5.16 Target Director and Officer Indemnification..........  A-36
  5.17 Escrow Agreement.....................................  A-37
  5.18 Shareholder Agreements...............................  A-37
  5.19 Delivery of ICG Debt Purchase Price..................  A-37
  5.20 Additional Agreements; Best Efforts..................  A-37
  5.21 Fujitsu Software License.............................  A-37
  5.22 Target Merger Expenses...............................  A-37
  5.23 Proprietary Information and Inventions Agreements....  A-37
  5.24 Related Party Transactions...........................  A-37
  5.25 Interim Financing....................................  A-38
  5.26 Employee Terminations................................  A-38
  5.27 WARN Notices.........................................  A-38
  5.28 Form S-3.............................................  A-38

ARTICLE VI CONDITIONS TO THE MERGER.........................  A-39
  6.1 Conditions to Obligations of Each Party to Effect the
     Merger.................................................  A-39
  6.2 Additional Conditions to Obligations of Target........  A-39
  6.3 Additional Conditions to the Obligations of
     Acquiror...............................................  A-40

ARTICLE VII TERMINATION, EXPENSES, AMENDMENT AND WAIVER.....  A-42
  7.1 Termination...........................................  A-42
  7.2 Effect of Termination.................................  A-42
  7.3 Expenses..............................................  A-42
  7.4 Amendment.............................................  A-43
  7.5 Extension; Waiver.....................................  A-43

                                                              PAGE
                                                              ----
ARTICLE VIII ESCROW AND INDEMNIFICATION.....................  A-43
  8.1 Survival of Representations, Warranties and
     Covenants..............................................  A-43
  8.2 Indemnification.......................................  A-43
  8.3 Escrow Fund...........................................  A-44
  8.4 Damages Threshold.....................................  A-44
  8.5 Escrow Period.........................................  A-45
  8.6 Claims upon Escrow Fund...............................  A-45
  8.7 Objections to Claims..................................  A-45
  8.8 Resolution of Conflicts; Arbitration..................  A-46
  8.9 Shareholders' Agent...................................  A-46
  8.10 Distribution Upon Termination of Escrow Period.......  A-47
  8.11 Actions of the Shareholders' Agent...................  A-47
  8.12 Third-Party Claims...................................  A-47
  8.13 Allocation of Liability and Remedies.................  A-48
  8.14 Payments Net of Insurance Proceeds...................  A-48
  8.15 Reinstatement of Claims..............................  A-48

ARTICLE IX GENERAL PROVISIONS...............................  A-49
  9.1 Notices...............................................  A-49
  9.2 Interpretation........................................  A-50
  9.3 Counterparts..........................................  A-50
  9.4 Entire Agreement; Third Party Beneficiaries...........  A-50
  9.5 Severability..........................................  A-50
  9.6 Remedies Cumulative...................................  A-50
  9.7 Governing Law.........................................  A-50
  9.8 Assignment; Binding Effect............................  A-51
  9.9 Rules of Construction.................................  A-51
  9.10 Enforcement..........................................  A-51

EXHIBITS
  Exhibit A   Voting Agreement
  Exhibit B   Agreement of Merger
  Exhibit C   Escrow Agreement
  Exhibit D   [Reserved]
  Exhibit E   Matters to be covered in Legal Opinion of Cooley Godward LLP
  Exhibit F   FIRPTA Notice
  Exhibit G   Form of Affiliate Letter

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of March 8, 2001 by and among i2 Technologies, Inc., a Delaware corporation ("Acquiror"), Rome Merger Corp., a California corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and RightWorks Corporation, a California corporation ("Target").

                                    RECITALS

     A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is advisable that Target and Merger Sub combine into a single company through the merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Pursuant to the Merger, among other things, each outstanding share of capital stock of Target ("Target Capital Stock") shall be converted into shares of common stock of Acquiror, par value $0.00025 per share ("Acquiror Common Stock"), at the rates set forth herein.

     C. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code.

     E. Concurrent with the execution of this Agreement and as an inducement to Acquiror to enter into this Agreement, each shareholder, officer or director of Target who is an affiliate of Target has entered into a Voting Agreement in the form attached hereto as Exhibit A (each, a "Voting Agreement") pursuant to which each such affiliate has agreed to vote or cause to be voted all shares of Target Capital Stock owned by such person (i) in favor of adoption of this Agreement and approval of the Merger and (ii) against any competing Takeover Proposal (as defined in Section 5.1).

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Agreement of Merger attached hereto as Exhibit B (the "Agreement of Merger") and the applicable provisions of the California Corporations Code ("California Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation and as a wholly owned subsidiary of Acquiror. Target as the surviving corporation in the Merger is hereinafter sometimes referred to herein as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI, or at such other time as the parties hereto agree (the date on which the Closing shall occur being the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP at 1 Market Plaza, San Francisco, California or at such other location as the parties hereto agree. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Agreement of Merger with the Secretary of State of the State of California, in accordance with the relevant provisions of California Law. The Merger shall become effective at the time the Agreement of Merger is filed with the Secretary of State of the State of California, or at such later time as shall be agreed to by Acquiror and Target and specified in the Agreement of Merger (the time and date that the Merger becomes effective in accordance with the foregoing being referred to herein as the "Effective Time" and the "Effective Date," respectively).

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Articles of Incorporation; Bylaws.

     (a) At the Effective Time, the Articles of Incorporation of Target, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by California Law and such Articles of Incorporation.

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by California Law, the Articles of Incorporation and such Bylaws.

     1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of any of Target's securities:

          (a) Conversion of Target Capital Stock. Subject only to Section 1.6(f), the aggregate number of shares of Acquiror Common Stock to be issued (including Acquiror Common Stock to be reserved for issuance upon exercise of warrants to purchase shares of Target Capital Stock (the "Target Warrants") assumed by Acquiror pursuant to Section 5.14 hereof) in exchange for the acquisition by Acquiror of all Target Capital Stock outstanding immediately prior to the Effective Time and all unexpired and unexercised Target Warrants outstanding immediately prior to the Effective Time shall not exceed 5,300,000 shares. Certain of such shares of Acquiror Common Stock shall be deposited in the Escrow Fund (as hereinafter defined) in accordance with Article VIII hereof. Subject to subparagraphs (i) and
     (ii) of this Section 1.6(a) and Section 1.6(f), no adjustment shall be made in the number of shares of Acquiror Common Stock to be issued in the Merger, including as a result of any cash proceeds received by Target from the date hereof to the Closing Date pursuant to the exercise of Target Warrants or upon the exercise of options to purchase shares of Target Class A Common Stock (as defined in Section 2.2(a)) ("Target Options"). Subject to the terms and conditions of this Agreement and the Agreement of Merger, as of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Target Capital Stock:

             (i) Each share of Target Preferred Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares to be canceled pursuant to Section 1.6(b) and (y) shares, if any, held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall become entitled to exercise appraisal rights in accordance with California Law (the shares referred to in clause (y) being the "Dissenting Shares")) shall be converted into and exchanged for the number of shares of Acquiror Common Stock derived by the following formula, rounded to five decimal places (such fraction being the "Preferred Exchange Ratio"):

       Total Preferred Stock Consideration minus ICG Debt Purchase Price minus Preferred Stock Advisor Expense Setoff
   -------------------------------------------------------------------------
                 Fully Diluted Shares of Target Preferred Stock

        where,

           "Total Preferred Stock Consideration" means 4,700,000 shares of Acquiror Common Stock.

           "ICG Debt Purchase Price" means the number of shares of Acquiror Common Stock equal to (a) the sum of (i) three hundred percent (300%) of the first $7 million of ICG Indebtedness (as defined in Section 2.38) outstanding as of the Closing Date as specifically set forth on the schedule delivered to Acquiror pursuant to Section 5.24(b) and
           (ii) one hundred percent (100%) of all such ICG Indebtedness in excess of $7 million (b) divided by the Acquiror Closing Stock Price (as hereinafter defined);

           "Acquiror Closing Stock Price" means the average of the closing sale prices of a share of Acquiror Common Stock for the ten (10) most recent trading days ending on the third trading day immediately preceding the Closing Date, as reported on the Nasdaq National Market;

           "Preferred Stock Advisor Expense Setoff" means the number of shares of Acquiror Common Stock derived by the following formula:

          Preferred Stock Expense Percentage X Target Advisor Expenses
      --------------------------------------------------------------------
                          Acquiror Closing Stock Price

           "Preferred Stock Expense Percentage" means 72%.

           "Target Advisor Expenses" means an amount equal to fifty percent (50%) of the total fees and expenses payable, paid or to be paid by Target to Credit Suisse First Boston for acting as financial advisor to Target in connection with the Merger.

        ; and

           "Fully Diluted Shares of Target Preferred Stock" means the sum of (A) the aggregate number of shares of Target Preferred Stock outstanding immediately prior to the Effective Time and (B) the aggregate number of shares of Target Preferred Stock issuable upon the exercise of all unexpired and unexercised Target Warrants exercisable for Target Preferred Stock outstanding immediately prior to the Effective Time.

             (ii) Each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares to be canceled pursuant to Section 1.6(b) and (y) Dissenting Shares) shall be converted into and exchanged for the number of shares of Acquiror Common Stock, rounded to five decimal places (the "Common Exchange Ratio," and together with the Preferred Exchange Ratio, collectively, the "Exchange Ratios" and individually, an "Exchange Ratio"), equal to:

            0.08 minus Common Stock Per Share Advisor Expense Setoff

        where,

           "Common Stock Per Share Advisor Expense Setoff" means the quotient obtained by dividing the Common Stock Advisor Expense Setoff by the Fully Diluted Shares of Target Common Stock.

           "Common Stock Advisor Expense Setoff" means the number of shares of Acquiror Common Stock derived by the following formula:

           Common Stock Expense Percentage X Target Advisor Expenses
      --------------------------------------------------------------------
                          Acquiror Closing Stock Price

           "Common Stock Expense Percentage" means 28%.

        ; and

           "Fully Diluted Shares of Target Common Stock" means the sum of (A) the shares of Target Common Stock outstanding immediately prior to the Effective Time and (B) the aggregate number of shares of Target Common Stock issuable upon the exercise of all unexpired and unexercised Target Options and Target Warrants exercisable for Target Common Stock outstanding immediately prior to the Effective Time.

          (b) Cancellation of Target Capital Stock Owned by Acquiror or
     Target. At the Effective Time, each share of Target Capital Stock owned by Acquiror or Target or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Target Stock Options. The Target's 1996 Stock Option Plan and 2000 Equity Incentive Plan, each as amended (collectively, the "Target Stock Option Plan"), and all Target Options to purchase Target Class A Common Stock then outstanding under the Target Stock Option Plan or otherwise outstanding shall not be assumed by Acquiror at the Effective time and shall terminate at the Effective Time as provided in Section 5.13.

          (d) Target Warrants. At the Effective Time, each outstanding Target Warrant shall be assumed by Acquiror in accordance with Section 5.14.

          (e) Capital Stock of Merger Sub. At the Effective Time, each share of Merger Sub common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Adjustments to Exchange Ratios. The Exchange Ratios shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Capital Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Capital Stock occurring after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of
     (i) such fraction multiplied by (ii) the Acquiror Closing Stock Price.

          (h) Dissenters' Rights. Any Dissenting Shares shall not be converted into Acquiror Common Stock and shall not receive any cash in lieu of fractional shares but instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to California Law. Target shall give Acquiror prompt written notice of any demand for appraisal rights by a holder of Dissenting Shares (a "Dissenting Shareholder"), and Acquiror shall have the right to participate in the negotiations and/or proceedings relating to any such demand. Target agrees that, except with the prior written consent of Acquiror, or as required under California Law, it will not make any payment with respect to, or settle or offer to settle, any claim, demand, or

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     other liability with respect to any Dissenting Shares. Each Dissenting
     Shareholder who, pursuant to the provisions of California Law, becomes entitled to payment of the fair value for shares of Target Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such Dissenting Shareholder of certificate or certificates representing shares of Target Capital Stock, the number of shares of Acquiror Common Stock to which such Dissenting Shareholder otherwise would be entitled under this Section 1.6 and the Agreement of Merger less the number of shares allocable to such shareholder that have been or will be deposited in the Escrow Fund (as defined in Section 1.7(b)) pursuant to Section 1.7(c) and Article VIII hereof.

     1.7 Surrender of Certificates.

     (a) Exchange Agent. ChaseMellon Shareholder Services L.L.C., the transfer agent and registrar for the Acquiror Common Stock, shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time, Acquiror shall make available in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, (i) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time less the number of shares of Acquiror Common Stock to be deposited into an escrow fund (the "Escrow Fund") pursuant to the requirements of Article VIII hereof and
(ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g).

     (c) Exchange Procedures. Promptly after the Effective Time, Acquiror shall cause the Exchange Agent to mail to each holder of record (the "Former Target Shareholders") of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Capital Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing the number of whole shares of Acquiror Common Stock (less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to
Article VIII hereof) into which such holder's shares of Target Capital Stock shall have been converted pursuant to Section 1.6(a) and (y) cash in lieu of any fractional share of Acquiror Common Stock, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of a fractional share of Acquiror Common Stock pursuant to Section 1.6. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 8.3, Acquiror shall cause to be delivered to the Escrow Agent (as defined in Section 8.3) certificates representing (A) an amount of shares of Acquiror Common Stock (allocated pro-rata among all holders of Target Preferred Stock) equal to ten percent (10%) of the difference between (1) the Total Preferred Stock Consideration and (2) the ICG Debt Purchase Price and
(B) an amount of shares of Acquiror Common Stock (allocated pro-rata among all holders of Target Common Stock) equal to ten percent (10%) of the product equal to (x) 0.08 multiplied by (y) the sum of (i) the shares of Target Common Stock outstanding immediately prior to the Effective Time and (ii) the aggregate number of shares of Target Common Stock issuable upon the exercise of all unexpired and unexercised Target
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Warrants exercisable for Target Common Stock outstanding immediately prior to the Effective Time (the shares determined in accordance with clauses (A) and (B), together with the shares to be delivered to the Escrow Agent pursuant to
Section 5.19, being the "Escrow Shares"), which shall be registered in the name of the Escrow Agent (or its nominee) as nominee for the holders of Certificates canceled pursuant to this Section 1.7. Such shares shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Acquiror for damages as provided in Article VIII. To the extent not used for such purposes, such shares shall be released, all as provided in Article VIII.

     (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time which previously would have been payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.

     (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or the Exchange Agent any transfer or other Taxes (as defined in Section 2.13) required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or the Exchange Agent that such Tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, no party hereto or any of their respective agents shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Dissenting Shares. The provisions of this Section 1.7 also shall apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.7 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 1.6 hereof (less the number of such shares to be deposited in the Escrow Fund).

     (h) Unclaimed Shares. Any amounts of Acquiror Common Stock (and cash in lieu of fractional shares) delivered or made available to the Exchange Agent pursuant to this Section 1.7 and not exchanged for Target Capital Stock within 12 months after the Effective Date pursuant to this Section 1.7 shall be returned by the Exchange Agent to Acquiror. Thereafter any Former Target Shareholders who theretofore have not complied with this Section 1.7 shall be entitled to look to Acquiror (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Acquiror Common Stock (and cash in lieu of fractional shares) that may be payable upon due surrender of the Certificates held by them.

     1.8 No Further Ownership Rights in Target Capital Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Acquiror shall issue or cause to be issued in exchange for such lost, stolen or destroyed

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Certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to agree to indemnify Acquiror and the Surviving Corporation and deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or any of their agents with respect to the Certificate alleged to have been lost, stolen or destroyed.

     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. No party shall take any action which would, to such party's knowledge, cause the Merger to fail to so qualify as a reorganization within the meaning of
Section 368 of the Code.

     1.11 Registration Statement on Form S-4. Acquiror and Target shall cooperate in the preparation and filing by Acquiror with the Securities and Exchange Commission (the "SEC"), as soon as is reasonably practicable after the date hereof, of a registration statement on Form S-4 (including any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and they shall cooperate using commercially reasonable efforts to have the Registration Statement declared effective by the SEC promptly thereafter. The Registration Statement shall include a proxy statement/prospectus for the offer and issuance of the shares of Acquiror Common Stock issued in respect of the Merger and for the shareholders of Target to approve the Merger (such proxy statement/prospectus, as amended or supplemented, and including any information statement/ prospectus which may be sent to Target's shareholders in lieu thereof, being the "Proxy Statement/ Prospectus") and shall be prepared in accordance with this Section 1.11 and
Section 5.2. Acquiror and Target shall use their respective best efforts to cause the Registration Statement to comply with applicable federal and state securities laws requirements. Each of Acquiror and Target shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party, may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, and cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Registration Statement. Acquiror shall cause Brobeck, Phleger & Harrison LLP, and Target shall cause Cooley Godward LLP, to deliver opinions supporting the disclosure of the tax matters and tax consequences to the shareholders of Target as set forth in the Registration Statement. In rendering such opinions, counsel shall be entitled to rely upon such assumptions and on customary representations as such counsel may reasonably request to be provided by Acquiror, Merger Sub and Target. Acquiror and Target shall furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable (as determined by the providing party's counsel) for the Registration Statement, the Proxy Statement/Prospectus which forms a part thereof, filings under the blue sky laws of any pertinent states, and any other statement or application made by or on behalf of Acquiror or Target with respect to such filings.

     1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, any reference to (a) any event, change, condition or effect being "material" with respect to any entity means any event, change, condition or effect that is material to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole, and
(b) a "Material Adverse Effect" with respect to any entity means any event, change, condition or effect that is materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any adverse change, effect, event, occurrence, state of facts or development (including, for example, cancellations of or delays in customer orders, reductions in sales, disruptions in supplier, distributor, partner or similar relationships or losses of employees) to the extent arising from the announcement or pendency of the Merger; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent arising from conditions affecting the industries in which such entity participates, the U.S. economy as a whole or foreign economies in any locations where such entity or any of its subsidiaries has material operations or sales; (c) any adverse change, effect, event, occurrence, state of facts or development to the extent arising from out-of-pocket fees and expenses (including legal, accounting, investment banking and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement; (d) any adverse change, effect, event, occurrence, state of facts or development to the extent arising from compliance with the terms of, or the taking of any action required by, this Agreement; or (e) any adverse change, effect, event, occurrence, state of facts or development to the extent arising from actions required to be taken under applicable laws, rules, regulations, contracts or agreements.

     In this Agreement, the words "aware," "knowledge" or similar words, expressions or phrases with respect to a party means such party's actual knowledge after due inquiry of officers, directors and other employees of such party and its subsidiaries reasonably believed to have knowledge of the relevant matters.

     Target represents and warrants to Acquiror and Merger Sub that the statements contained in this Article II are true and correct, except as set forth in the disclosure schedule delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Schedule"). The Target Disclosure Schedule is arranged in paragraphs corresponding to the numbered Sections contained in this Agreement, and the disclosure in any paragraph shall qualify only the corresponding Section in this Agreement and any other Section of this Agreement for which the relevance of such disclosure is readily apparent on the face of such disclosure. Any reference in this Article II to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium, fraudulent conveyance and the relief of debtors and (ii) the availability of specific performance, injunctive relief and other equitable remedies. In the remainder of this Article II, "Target" will be deemed to include (and each representation and warranty will apply separately and collectively to) Target and each of Target's subsidiaries, unless the context otherwise requires.

     2.1 Organization, Standing and Power. Each of Target and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted. Each of Target and its subsidiaries is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect on Target. Target has furnished to Acquiror true and complete copies of the Articles of Incorporation and Bylaws or other organizational instruments of Target and each of its subsidiaries, each as amended to date and currently in effect. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or other organizational instruments. Target is

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the owner of all outstanding shares of capital stock or other securities or ownership interests of each of its subsidiaries and all such shares, securities or other interests are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock or other securities or ownership interests of each such subsidiary are owned by Target free and clear of any liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock, securities or other ownership interests of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such capital stock, securities or other ownership interests. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure.

     (a) The authorized Target Capital Stock consists of (i) 200,000,000 shares of common stock, par value $0.001 per share, of which (x) 160,000,000 shares have been designated Class A Common Stock ("Target Class A Common Stock") and
(y) 40,000,000 shares have been designated Class B Common Stock ("Target Class B Common Stock," and together with the Target Class A Common Stock, the "Target Common Stock"), and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share, of which (x) 10,000,000 shares have been designated as Series A Preferred Stock ("Target Series A Preferred Stock"), and (y) 40,000,000 shares have been designated as Series B Preferred Stock ("Target Series B Preferred Stock," and together with the Target Series A Preferred Stock, the "Target Preferred Stock"). As of the date of this Agreement, there are 6,981,462 shares of Target Class A Common Stock, no shares of Target Class B Common Stock, 3,756,124 shares of Target Series A Preferred Stock and 21,218,535 shares of Target Series B Preferred Stock issued and outstanding. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued, are fully paid and nonassessable and are free of any liens or encumbrances, and are not subject to preemptive rights or rights of first refusal (other than rights in favor of Target) created by statute, the Articles of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. Target has reserved (iii) sufficient shares of the applicable class of Target Common Stock for issuance upon conversion of each series and class of Target Preferred Stock, (iv) sufficient shares of Target Class A Common Stock for issuance upon conversion of Target Class B Common Stock, (v) sufficient shares of Target Capital Stock for issuance upon exercise of the Target Warrants, and (vi) 25,721,683 shares of Target Class A Common Stock for issuance to employees and consultants pursuant to the Target Stock Option Plan, of which, as of the date hereof, 5,351,873 shares (net of 4,927,248 shares repurchased by Target) have been issued pursuant to option exercises or direct stock purchases, 15,281,957 shares are subject to outstanding, unexercised options, and 160,605 shares are available for future awards thereunder. Except as set forth in Section 2.2(a) of the Target Disclosure Schedule, (vii) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire from Target any shares of Target Capital Stock is authorized or outstanding, (viii) Target has no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of Target Capital Stock any evidences of indebtedness or assets of Target and (ix) Target has no obligation or right (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of Target Capital Stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plan, any other Target Options, and any Target Warrants have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms made available to Acquiror. All of the issued and outstanding securities of Target have been offered, issued and sold by Target in compliance with all applicable securities laws.

     (b) As of the date hereof, each of Target's shareholders, optionholders and/or warrantholders is the record and beneficial owner of that number of shares of Target Capital Stock, Target Options and/or Target Warrants set forth opposite its name in Section 2.2(b) of the Target Disclosure Schedule. As of the

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date hereof, the number of shares of Target Capital Stock, Target Options and/or
Target Warrants set forth opposite each person's name in Section 2.2(b) of the Target Disclosure Schedule constitutes the entire interest of such person in the outstanding capital stock or voting securities of Target. As of the date hereof, no other person or entity not disclosed in Section 2.2(b) of the Target Disclosure Schedule has a right to acquire from Target, or to Target's knowledge, a beneficial interest in, any Target Capital Stock or options, warrants, subscriptions or other securities or rights exercisable or exchangeable for, or convertible into, Target Capital Stock. In addition, the securities disclosed in Section 2.2(b) of the Target Disclosure Schedule are and will, at all times during the term of this Agreement, and continuing until the earlier of the termination of this Agreement or the Effective Time, be free and clear of any liens, pledges, options, charges, restrictions or other encumbrances other than restrictive legends required by state or federal securities laws and other than options in favor of Target.

     2.3 Authority. Target has all requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby. The execution and delivery by Target of this Agreement and the Agreement of Merger and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's shareholders. This Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target enforceable in accordance with its terms. The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or breach of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require a waiver or consent under (a) its Articles of Incorporation or Bylaws (each as amended to date) or (b) any Material Contract (as defined in Section 2.24), permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its subsidiaries or their properties or assets. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target in connection with the execution and delivery of this Agreement or the consummation of the other transactions contemplated by this Agreement, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of California, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), (iv) the notices contemplated by Section 5.27, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent, or materially alter or delay, any of the transactions contemplated by this Agreement or otherwise result in a Material Adverse Effect on Target. The terms of the Target Stock Option Plan and all Target Options provide for the termination thereof under the circumstances described in Section 5.13, without the consent or approval of the holders of any Target Options, the Target shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for any Target Options. The terms of the Target Warrants permit the assumption thereof by Acquiror or the substitution of warrants to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such warrants, the Target shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such warrants.

     2.4 Financial Statements.

     (a) Target has (i) delivered to Acquiror its audited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at, and for the fiscal years ended, May 31, 1999 and 2000 and (ii) included as an attachment to Section 2.4(a) of the Target Disclosure
Schedule its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at, and for the six-month period ended, November 30, 2000 (collectively, the "Target Financial Statements"). The Target Financial Statements complied as to form in all material

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respects with applicable accounting requirements as of their respective dates, and were prepared in accordance with generally accepted accounting principles ("GAAP") (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other (except as may be indicated in the notes thereto). The Target Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Target and its subsidiaries as of the dates, and for the periods, indicated therein, subject, in the case of unaudited financial statements, to normal year-end audit adjustments. Target maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

     (b) The accounts receivable shown on the balance sheet as of November 30, 2000 included in the Target Financial Statements (the "Target Balance Sheet") arose from bona fide transactions in the ordinary course of business and consistent with past practice and are not subject to discount except for normal cash and immaterial trade discounts. Allowances for doubtful accounts and returns have been prepared in accordance with GAAP and the past practices of Target and are sufficient for any losses which may be sustained on collections of receivables. The accounts receivable of Target arising after the date of the Target Balance Sheet (the "Target Balance Sheet Date") arose from bona fide transactions in the ordinary course of business and consistent with past practice. No agreement for deduction or discount has been made with respect to any accounts receivable.

     (c) Since the Target Balance Sheet Date, each of Target and its subsidiaries has continued all pricing, sales, receivables and payables production practices substantially in accordance with the ordinary course of business and consistent with prior period practice and has not engaged in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the intent to accelerate to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in post-Closing periods, (ii) any practice intended to have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods or (iii) any practice intended to have the effect of postponing to post-Closing periods payments by Target or any of its subsidiaries that would otherwise be expected (based on past practice) to be made in pre-Closing periods.

     2.5 Absence of Certain Changes. Between the Target Balance Sheet Date and the date hereof, Target has conducted its business in the ordinary course consistent with past practice, and during such period there has not occurred:
(a) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect on Target; (b) any acquisition, sale or transfer of any material asset of Target or any of its subsidiaries (including transfers of Target Intellectual Property (as defined in Section 2.11)); (c) any change in accounting methods or practices (including any change in revenue recognition or depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its or any of its subsidiaries' assets; (d) any declaration, setting aside, or payment of a dividend or other distribution with respect to Target Capital Stock, or any direct or indirect redemption, purchase or other acquisition by Target of any Target Capital Stock; (e) any stock split, reverse stock split (including any dividend or distribution of securities convertible into Target Capital Stock), reorganization, recapitalization or other like change with respect to Target Capital Stock; (f) any Material Contract entered into by Target or any of its subsidiaries, (g) any material amendment or termination of, or default under, any Material Contract to which Target or any of its subsidiaries is a party or by which it is bound; (h) any amendment or change to the Articles of Incorporation or Bylaws of Target or any proposal by Target's Board of Directors or shareholders relating thereto; (i) any material increase in or modification of the compensation (including equity incentives) or benefits payable or to become payable by Target to any of its directors, employees, consultants or independent contractors, except for increases in base salary or wages to non-officer employees that were scheduled to occur in the ordinary course of business; or (j) any determination or agreement by Target or any of its subsidiaries to do any of the things described in the preceding clauses (a) through (i).

     2.6 Absence of Undisclosed Liabilities. Target has no obligations or liabilities of any nature (whether matured or unmatured, fixed or contingent) other than (a) those set forth or adequately provided for in the Target Balance Sheet, (b) those incurred in the ordinary course of business since the Target Balance
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Sheet Date, consistent with past practice, and which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, and (c) those incurred in connection with the execution of this Agreement.

     2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target or any of its subsidiaries, threatened against Target or any of its subsidiaries or any of their respective properties or any of their officers or directors (in their capacities as such) that, individually or in the aggregate, would have a Material Adverse Effect on Target. All actions, suits, proceedings, claims, arbitrations or investigations to which Target or any subsidiary is a party (or, to the knowledge of Target, threatened to become a party) are disclosed in
Section 2.7 of the Target Disclosure Schedule. In addition, all actions, suits, proceedings, claims, arbitrations and investigations to which any of Target's or any of its subsidiaries' properties or officers or directors (in their capacities as such) is, or to Target's knowledge, threatened to become, a party are disclosed in Section 2.7 of the Target Disclosure Schedule. There is no judgment, decree or order against Target or any of its subsidiaries or, to the knowledge of Target, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

     2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target or any of its subsidiaries which would reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries or the conduct of business by Target or any of its subsidiaries as currently conducted or proposed to be conducted by Target or any of its subsidiaries.

     2.9 Governmental Authorization. Target and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (a) pursuant to which Target or any of its subsidiaries currently operates or holds any interest in any of its properties or (b) that is required for the operation of Target's or any of its subsidiaries' business or the holding of any such interest ((a) and (b) herein collectively referred to as "Target Authorizations"), and all of such Target Authorizations are in full force and effect, in each case except where the failure to obtain or maintain any such Target Authorizations would not reasonably be expected to have a Material Adverse Effect on Target.

     2.10 Title to Property.

     (a) Target and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business and consistent with past practice), and valid leasehold interests in all leased properties and assets, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except for (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Target Balance Sheet. The plant, property and equipment of Target and its subsidiaries that are used in the operations of their business are in good operating condition and repair. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent GAAP requires the same to be reflected. Neither Target nor any of its subsidiaries owns any interest in any real property. Section 2.10 of the Target Disclosure Schedule identifies each parcel of real property owned or leased by Target or any of its subsidiaries.

     (b) None of Target or any of its subsidiaries has received any written notice from any Governmental Entity with respect to (and none of Target or any of its subsidiaries is aware of) any violation of any law, regulation or code, including any building code, with respect to Target's or such subsidiary's real property interests which has not been cured that would reasonably be expected to have a material adverse effect, individually or in the aggregate, on the value or current use of such property.
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     (c) None of Target or any of its subsidiaries has received any written notice from any Governmental Entity of (and none of Target or any of its subsidiaries is aware of) any eminent domain proceedings for the condemnation of its real property that are threatened or currently pending.

     2.11 Intellectual Property.

     (a) Target owns or is licensed to use, and in any event possesses sufficient and legally enforceable rights with respect to, all Intellectual Property (as hereinafter defined) that is used, exercised or exploited ("Used" and, with correlative meeting, "Use," "Uses" and "Using") in, or that is necessary for, its business as currently conducted or as proposed to be conducted ("Target Intellectual Property," which term also will include all other Intellectual Property owned by or licensed to Target now or in the past) without any conflict with or infringement or misappropriation of any rights or property of others ("Infringement"). Such ownership, licenses and rights are exclusive except (A) with respect to Inventions (as hereinafter defined) in the public domain that are not important differentiators of Target's business or proposed business and (B) with respect to standard, generally commercially available, "off-the-shelf" third party products that are not part of any current or proposed product, service or Intellectual Property offering of Target. No Target Intellectual Property (excluding Intellectual Property licensed to Target only on a nonexclusive basis) was conceived or developed directly or indirectly with or pursuant to government funding or a government contract. "Intellectual Property" means (i) inventions (whether or not patentable), trade names, trademarks, service marks, logos and other designations (collectively, the "Marks"); such works of authorship; mask works; data; technology, know-how, trade secrets, ideas and information; designs; formulas; algorithms; processes; schematics; computer software (in source code and/or object code form); and all other intellectual and industrial property of any sort (collectively, the "Inventions") and (ii) patent rights; Mark rights; copyrights; mask work rights; sui generis database rights; trade secret rights; moral rights; and all other intellectual and industrial property rights of any sort throughout the world, and all applications, registrations, issuances and the like with respect thereto (collectively, the "IP Rights"). All copyrightable matters within Target Intellectual Property has been created by persons who were employees or contractors of Target at the time of creation and no third party has or will have "moral rights" or rights to terminate any assignment or license with respect thereto. Target has not received any written or verbal communication alleging that Target has been or may be (whether in its current or proposed business or otherwise) engaged in, liable for or contributing to any Infringement, nor does Target expect that any such communication will be forthcoming.

     (b) To the extent included in Target Intellectual Property (but excluding Intellectual Property licensed to Target only on a nonexclusive basis), Section
2.11 of the Target Disclosure Schedule lists (by name, number, jurisdiction, owner and, where applicable, the name and address of each inventor) all patents and patent applications; all registered and unregistered Marks; and all registered and, if material, unregistered copyrights and mask works; and all other issuances, registrations, applications and the like with respect to those or any other IP Rights. No cancellation, termination, expiration or abandonment of any of the foregoing (except natural expiration or termination at the end of the full possible term, including extensions and renewals, and failures to obtain allowable subject matter for patent applications from applicable registration authorities) is anticipated by Target. Except as referenced in written documentation previously provided to Acquiror (including without limitation file wrappers), Target is not aware of any challenges (or any specific basis therefor) with respect to the validity of any of the foregoing issued or registered IP Rights (or any part or claim thereof) or with respect to the patentability of any claim of any of the foregoing patent applications.

     (c) There is, to the knowledge of Target, no unauthorized Use, disclosure, infringement or misappropriation of any Target Intellectual Property (excluding any such activity with respect to third party Intellectual Property outside the scope of any exclusivity granted to Target) by any third party, including, without limitation, any employee or contractor or former employee or contractor of Target.

     (d) Target has taken necessary and appropriate steps to protect and preserve the confidentiality of all Target Intellectual Property with respect to which Target has exclusivity and wishes to maintain confidentiality and that is not otherwise disclosed in published patents or patent applications or registered

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copyrights (collectively, the "Target Confidential Information"). All use by and
disclosure to employees or others of Target Confidential Information has been pursuant to the terms of valid and binding written confidentiality and nonuse/restricted-use agreements (the "Employee Confidentiality Agreements"). Each present and former employee, consultant or contractor of Target has executed an Employee Confidentiality Agreement substantially in the form of Annex C to Section 2.11(d) of the Target Disclosure Schedule, except for those persons listed in Section 2.11(d) of the Target Disclosure Schedule (which includes each such person's position), and each such Employee Confidentiality Agreement is in full force and effect. Target has not disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow holder or other person of, any part of any Source Materials (as defined in Section 2.24(l)).

     (e) Each current and former employee and contractor of Target who is or was involved in, or who has contributed to, the creation or development of any Target Intellectual Property (other than third-party Intellectual Property licensed to Target) has executed and delivered and is in compliance with an enforceable agreement, which provides valid written assignments of all title and rights to any Target Intellectual Property conceived or developed thereunder, or otherwise in connection with his or her consulting, contracting or employment, but not already owned by Target by operation of law.

     (f) Target is not Using, and it will not be necessary to Use, (i) any Inventions of any of its past or present employees or contractors (or people currently intended to be hired) made prior to or outside the scope of their employment by Target or (ii) any confidential information or trade secrets of any former employer of any such person.

     (g) There are no actions that must be taken by Target or any subsidiary within sixty (60) days following the Closing Date that, if not taken, will result in the loss of any Target Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses to U.S. Patent and Trademark Office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Target Intellectual Property.

     (h) Section 2.11(h) of the Target Disclosure Schedule lists all of Target's Hosted Portal Software License Agreements and Portal Software License Agreements, all of which are in the form of Annex A attached to Section 2.11 of the Target Disclosure Schedule (the "Form Portal Software License"), except as otherwise described in Section 2.11(h) of the Target Disclosure Schedule.

     (i) Each of the Material Contracts contemplated by Section 2.24(l) is specifically identified in Section 2.24(l) of the Target Disclosure Schedule and is in the form of Annex B attached to Section 2.11 of the Target Disclosure Schedule, except as otherwise described in Section 2.11(i) of the Target Disclosure Schedule, and the release conditions under each such agreement are as listed in Section 2.11(i)of the Target Disclosure Schedule, except as otherwise described in Section 2.11(i) of the Target Disclosure Schedule.

     2.12 Environmental Matters.

     (a) The following terms shall be defined as follows:

          (i) "Environmental and Safety Laws" shall mean any federal, state, local or foreign laws, ordinances, codes, regulations, rules and orders relating to the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which relate to the health and safety of employees, workers or other persons, including the public, as in effect on the date hereof.

          (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, such substances, materials, wastes, pollutants defined in or regulated under any Environmental and Safety Laws.

          (iii) "Property" shall mean all real property leased, owned or otherwise controlled by Target or any of its subsidiaries either currently or in the past.
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          (iv) "Facilities" shall mean all buildings and improvements on the
     Property of Target or any subsidiary.

     (b) Target represents and warrants as follows: (i) to Target's knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials have been used, handled and disposed of in compliance with all Environmental and Safety Laws;
(iii) Target and its subsidiaries have received no written notice of any noncompliance of the Facilities, the Property or of its past or present operations with Environmental and Safety Laws (except for such matters which have been resolved without material liability to Target); (iv) no notices, administrative actions or suits are pending, or, to Target's knowledge, threatened against Target or any of its subsidiaries relating to a violation of any Environmental and Safety Laws; (v) neither Target nor any of its subsidiaries has received written notice that it is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statute or any similar foreign law or regulation requiring assessment or clean up, arising out of events occurring prior to the Closing Date; (vi) to Target's knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) to Target's knowledge, there have not been in the past, and are not now, any underground tanks at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to Target's knowledge, there are no polychlorinated biphenyls ("PCBs") deposited, stored, disposed of or located on the Property or Facilities; (ix) to Target's knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and Target's and its subsidiaries' activities therein have at all times been in material compliance with all Environmental and Safety Laws; (xi) Target and its subsidiaries have all the permits and licenses required to be issued for their operations and are in compliance with the terms and conditions of those permits in all material respects; and (xii) all written environmental assessments and audits known to Target and pertaining to current or past leased or owned Properties, Facilities or activities of Target or its subsidiaries have been provided to Acquiror.

     2.13 Taxes. Target, and any consolidated, combined, unitary or aggregate group for Tax (as hereinafter defined) purposes of which Target is or has been a member (the "Target Affiliates"), have timely filed all Tax Returns (as hereinafter defined) required to be filed by them and have paid all Taxes due. The unpaid Taxes of Target and Target Affiliates (a) do not exceed the reserve for Taxes (other than any reserve for deferred Taxes) set forth on the face of the Target Balance Sheet for the periods (or portions of periods) through the Target Balance Sheet Date, and (b) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target. Target and the Target Affiliates do not have any material liability for unpaid Taxes accruing after the Target Balance Sheet Date, except for Taxes incurred in the ordinary course of business. Target and each of its subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any other person, including employees. There is no material claim for Taxes that is a lien against the property of Target or any of its subsidiaries other than liens for Taxes not yet due and payable. No notice of any audit, inquiry or other proceeding regarding any Tax Return of Target has been received from a Tax Authority (as hereinafter defined) and no officer, director or employee responsible for Tax matters of Target has received communication from any Tax Authority, whether written or oral, indicating that Target is or may be subject to such an audit, inquiry or other proceeding. No claim has ever been made by a Tax Authority in a jurisdiction in which Target does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Target is not currently the beneficiary of any extension of time within which to file any Tax Return. No waiver or extension of any statute of limitations on the assessment of any Taxes has been granted by Target and is currently in effect. Target has not been nor will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time. Target has not made any payment for which a deduction would not be allowed by reason of Section 162(m) of the Code. Target has not filed any consent to have the provisions of Section 341(f) of the Code (or comparable provisions of any state or foreign Tax laws) apply to Target.
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Target is not and has never been a party to any Tax sharing or Tax allocation agreement. Target has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Target has not ever been a member of a consolidated, combined, unitary or aggregate group of which Target was not the ultimate parent corporation and does not have any liability for the Taxes of any other person under Treasury Regulation Section 1.1502-6, any comparable provision of local, state or foreign Tax laws, as a transferee successor, by contract, or otherwise. Target has in its possession receipts for any Taxes paid to foreign Tax Authorities, other than immaterial sales and value-added tax receipts. Target is not and has never been a "United States real property holding corporation" within the meaning of Section 897 of the Code. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (x) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits , license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (y) any liability for the payment of any amounts of the type described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (z) any liability for the payment of any amounts of the type described in (x) or (y) as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information returns and reports) required to be filed with respect to Taxes. As used in this Section 2.13, the term "Target" means Target and any entity included in, or required under GAAP to be included in, any of the Target Financial Statements.

     2.14 Employee Benefit Plans.

     (a) Section 2.14(a) of the Target Disclosure Schedule lists, with respect to Target, any subsidiary of Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (each, an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code,
(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) each loan to any employee, officer or director and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of at least $2,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "Target Employee Plans").

     (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code either has obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any

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amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Target also has furnished Acquiror with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a). Target also has furnished Acquiror with all registration statements and prospectuses prepared in connection with each Target Employee Plan.

     (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"); (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance in all material respects with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Target and each subsidiary or ERISA Affiliate have performed all obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Target Employee Plans;
(iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all material contributions required to be made by Target or any subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and
(viii) each Target Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of
Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of
Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. No payment or benefit which will or may be made by Target (in connection with the Merger or otherwise) to any employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

     (d) With respect to each Target Employee Plan, Target and each of its U.S. subsidiaries have complied in all material respects with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and
(iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

     (e) There has been no amendment to, written interpretation or announcement (whether or not written) by Target, any Target subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining

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such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in the Target Financial Statements.

     (f) Target does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

     (g) Neither Target nor any Target subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     (h) There is no agreement, contract or arrangement to which Target is a party that may result in the payment by Target, Acquiror or any subsidiary of Target or Acquiror of any amount that would not be deductible by reason of
Section 280G or Section 404 of the Code.

     (i) With respect to any Target Employee Plan that promises or provides retiree medical or other retiree welfare benefits, Target has communicated to all persons who are or may become eligible for benefits under such Target Employee Plan that Target may amend or terminate such Target Employee Plan at any time.

     2.15 Employees and Consultants. Section 2.15 of the Target Disclosure Schedule contains, as of the date hereof, a true, complete and correct list of all persons employed by Target, all persons who perform services for Target pursuant to any agreement(s) between Target and any employment agency, and all independent contractors (defined as any individual who performs services for Target or such subsidiary who is not treated as a common law employee for purposes of statutory withholdings and/or employment benefits) and consultants (collectively, "Independent Contractors") of Target, each such person's position and the total non-equity compensation, including base salary or wages, bonus, commissions, and all other available forms of non-equity compensation, payable to each such person. All employees of Target are employed on an "at-will" basis.
Section 2.15 of the Target Disclosure Schedule lists all current written or oral employment agreements, offer letters, Independent Contractor agreements, consulting agreements or termination or severance agreements to which Target is a party as of the date hereof. Any employment agreement, offer letter, Independent Contractor agreement, consulting agreement or termination or severance agreement which varies in any material terms from the Target's standard form agreement has been provided to Acquiror. This Agreement and the transactions contemplated hereby do not and will not violate any such employment agreement, offer letter, Independent Contractor agreement, consulting agreement or termination or severance agreement. Target and each of its subsidiaries are in compliance in all material respects with all currently applicable federal, state and local laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, including, but no limited to, the Worker Adjustment and Retraining Notification Act, 29 U.S.C. sec. 2102 et seq. ("WARN"). All individuals performing services for Target or any of its subsidiaries as Independent Contractors at any time are properly classified as Independent Contractors pursuant to all applicable regulations, including, but not limited to, I.R.S. Revenue Ruling 87-41, 1987-1 C.B. 296. Target has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Target is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Target or any of its subsidiaries under any workers' compensation plan or policy or for long term disability. There are no claims or controversies pending or, to the knowledge of Target or any of its subsidiaries, threatened, between Target or any of its subsidiaries and any of their respective employees or Independent Contractors, which claims or controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or

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domestic. Neither Target nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Target nor any of its subsidiaries know of any activities or proceedings of any labor union or to organize any such employees. To Target's knowledge, no employees or Independent Contractors of Target or any of its subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, enforceable noncompetition agreement, or any enforceable restrictive covenant to a former employer or customer relating to the right of any such employee or Independent Contractor to be employed by Target or any such subsidiary because of the nature of the business conducted or presently proposed to be conducted by Target or any such subsidiary or to the use of trade secrets or proprietary information of others. No current employees or Independent Contractors of Target or any of its subsidiaries have given notice to Target or any such subsidiary, nor is Target otherwise aware, that any such employee or Independent Contractor intends to terminate his or her employment or service with Target or any such subsidiary.

     2.16 Certain Agreements Affected by the Merger. Except as specifically described in Section 2.16 of the Target Disclosure Schedule (including identifying each affected person and the terms, conditions, triggers and amounts of compensation, severance or acceleration), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or consultant of Target or any of its subsidiaries, (b) materially increase any benefits otherwise payable by Target or any of its subsidiaries or (c) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Code Section 411(d)(3).

     2.17 Related-Party Transactions. No employee, officer or director of Target, or to Target's knowledge, any member of his or her immediate family, is indebted to Target, nor is Target indebted (or committed to make loans or extend or guarantee credit) to any such employee, officer or director or, to Target's knowledge, any member of his or her immediate family (other than with respect to normal compensation and reimbursement of ordinary expenses incurred in such person's capacity as an employee, officer or director of Target). To Target's knowledge, none of such persons has a direct ownership interest in any firm or corporation with which Target has a material business relationship, except (a) to the extent that employees, officers, or directors of Target and members of their immediate families own stock in publicly traded companies and (b) ownership interests held by investment funds affiliated with Target's directors. To Target's knowledge, no employee, officer or director and no member of the immediate family of any employee, officer or director of Target is directly or indirectly interested in any Material Contract.

     2.18 Insurance. Section 2.18 of the Target Disclosure Schedule lists all policies of insurance and bonds, and the respective amounts of such policies and bonds, carried by Target. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     2.19 Compliance with Laws. Target and each of its subsidiaries have complied in all material respects with, are not in material violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of their business, or the ownership or operation of their business.

     2.20 Brokers' and Finders' Fees; Target Merger Expenses.

     (a) Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' or financial advisory fees or any similar charges in connection with this Agreement or the Merger, other than fees and expenses payable, paid or to be paid by Target to Credit Suisse First Boston for acting as financial advisor to Target in connection with the Merger.

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     (b) Set forth in Section 2.20(b) of the Target Disclosure Schedule is a
true and correct list and description of Target's best estimate of all out-of-pocket costs and expenses incurred by Target as of the date hereof in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the fees of its advisers, accountants and legal counsel (collectively, "Target Merger Expenses"), together with Target's best estimate of the total amount of such costs and expenses expected to be incurred.

     2.21 Target Affiliates; Voting Agreements. All of the persons and/or entities deemed in the reasonable judgment of Target to be "affiliates" of Target within the meaning of Rule 145 promulgated under the Securities Act are listed in Section 2.21 of the Target Disclosure Schedule. Each of such persons has executed and delivered to Acquiror a Voting Agreement and has executed and delivered to Acquiror an Irrevocable Proxy in the form attached as Annex I to such Voting Agreement, and such persons collectively own shares of Target Capital Stock sufficient to approve this Agreement and the transactions contemplated hereby, including the Merger, under California Law and Target's Articles of Incorporation.

     2.22 Board Approval; Shareholder Approval Required. The Board of Directors of Target has unanimously (a) approved this Agreement and the Merger, (b) determined that in its opinion the Merger is advisable and in the best interests of the shareholders of Target and is on terms that are fair to such shareholders and (c) recommended that the shareholders of Target adopt and approve this Agreement and the Merger. The affirmative vote of the holders of a majority of the voting power of each of the Target Common Stock and the Target Preferred Stock outstanding on the record date set for the Target determination of shareholders entitled to vote on or consent to the Merger is the only vote or consent of the holders of Target Capital Stock necessary to approve this Agreement and the Merger.

     2.23 Customers. As of the date hereof, no customer which individually accounted for more than 5% of Target's gross revenues during the 12-month period ended February 28, 2001 has canceled or otherwise terminated, or, to the knowledge of Target's executive officers, made any overt threat to Target to cancel or otherwise terminate its relationship with Target. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer of Target.

     2.24 Material Contracts. Section 2.24 of the Target Disclosure Schedule sets forth a list of all material agreements, leases, licenses, contracts or other commitments ("Material Contracts") of any nature, whether written or oral, to which Target is a party or by which it is bound, including without limitation:

          (a) each agreement which (i) requires future expenditures by Target in excess of $50,000 or which might result in payments to Target in excess of $50,000 or (ii) does not expire, or which may be extended without amendment so as not to expire, before one year from the date of this Agreement;

          (b) all employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements;

          (c) each agreement with any shareholder, officer or director of Target, or any "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities
     Act), including without limitation Internet Capital Group, Inc. ("ICG") or any subsidiary of ICG;

          (d) any agreement between Target and a third party relating to Target Intellectual Property, other than non-exclusive licenses generally available from unaffiliated third parties;

          (e) any agreement providing for Target Indebtedness (as defined in Section 2.31);

          (f) any agreement with respect to a Lien (as defined in Section 2.31);

          (g) any lease or other agreement relating to real property;

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          (h) any agreement which provides for the restraint or restriction of
     Target's right to compete with any person in the conduct of its business;

          (i) any confidentiality, secrecy or non-disclosure agreement with any party;

          (j) any distributor, sales representative, reseller, agency or manufacturer's representative contract;

          (k) any contract to support or maintain Target's products that expires or may be renewed at the option of any person other than Target so as to expire more than one year after the date of this Agreement;

          (l) any agreement pursuant to which Target has deposited or is required to deposit with an escrow holder or any other person or entity, all or part of the source code (or any algorithm or documentation contained in or relating to any source code) of any Target Intellectual Property ("Source Materials");

          (m) any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of personal injury, damage to property or Intellectual Property infringement, misappropriation or violation or warranting the lack thereof, other than indemnification provisions contained in customary purchase orders/purchase agreements/product licenses arising in the ordinary course of business and consistent with past practice; and

          (n) any agreement not made in the ordinary course of Target's business and not included in any foregoing paragraph of this Section 2.24.

     2.25 No Breach of Material Contracts. The Target has performed in all material respects all of the obligations required to be performed by it, and is not in default under, any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or, to Target's knowledge, with respect to the other contracting party or otherwise, that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, would reasonably be expected to (a) become a default or event of default under or breach or violation of any Material Contract, (b) result in the loss or expiration of any material right or option by Target (or the gain thereof by any third party) under any Material Contract or (c) result in the release, disclosure or delivery to any third party of any Source Materials. True, correct and complete copies of all Material Contracts have been delivered to Acquiror.

     2.26 Third-Party Consents. Section 2.26 of the Target Disclosure Schedule lists all agreements, leases, licenses and contracts (with a specific reference to those agreements, leases, licenses or contracts containing "change of control," "potential change of control," or similar provisions) that require a novation or consent, as the case may be, prior to the Effective Time in connection with the Merger.

     2.27 Material Third Party Consents. Section 2.27 of the Target Disclosure Schedule sets forth every contract (with a specific reference to each contract containing a "change of control," "potential change of control," or similar provision) which, if no novation occurs to make Acquiror or the Surviving Corporation a party thereto or if no consent to assignment is obtained, would reasonably be expected to have a Material Adverse Effect on Acquiror's or the Surviving Corporation's ability to operate the business in the same manner as the business was operated by Target prior to the Effective Time.

     2.28 Minute Books. The minute books of Target made available to Acquiror contain an accurate summary of all resolutions adopted and all other material actions taken at all meetings of directors and shareholders and all actions by written consent since the time of incorporation of Target through the date of this Agreement.

     2.29 Complete Copies of Materials. Target has delivered or made available true and complete copies of each document which has been requested in writing by Acquiror or its counsel or other representatives in connection with their legal and accounting review of Target.

     2.30 Tax-Free Reorganization Matters. To Target's knowledge, neither Target nor any of its affiliates has taken or agreed to take any action, nor does Target have knowledge of any fact or circumstance, that
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would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     2.31 Target Indebtedness. Section 2.31 of the Target Disclosure Schedule contains a true, complete and correct list of (a) all obligations of Target or any of its subsidiaries for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of Target or any of its subsidiaries evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of Target or any of its subsidiaries upon which interest charges are customarily paid, (d) all obligations of Target or any of its subsidiaries under conditional sale or other title retention agreements relating to property or assets purchased by Target or such subsidiary, (e) all obligations of Target or any of its subsidiaries issued or assumed as the deferred purchase price of property or services, (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any pledge, claim, lien, charge, use restriction, encumbrance or security interest of any kind or nature whatsoever (a "Lien") on property owned or acquired by Target or any of its subsidiaries, whether or not the obligations secured thereby have been assumed, (g) all Guarantees (as hereinafter defined) by Target or any of its subsidiaries, (h) all capital lease obligations of Target or any of its subsidiaries, (i) all obligations of Target or any of its subsidiaries in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (j) all obligations of Target or any of its subsidiaries as an account party in respect of letters of credit and bankers' acceptances to the extent of any drawdowns thereon (collectively, "Target Indebtedness"). For purposes hereof, "Guarantee" means any obligations, contingent or otherwise, of Target or any of its subsidiaries guaranteeing any indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (x) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or to purchase (or to advance or supply funds for the purpose of) any security for the payment of such indebtedness, (y) to purchase property, securities or services for the purpose of assuring the owner of such indebtedness of the payment of such indebtedness or (z) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness.

     2.32 Export Control Laws. Target has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations, except for failures to comply with such laws or regulations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

     2.33 [Reserved.]

     2.34 Option Acceleration Waivers. Target obtained valid, written waivers of vesting acceleration from each employee or other person owning options granted under or outside the Target Option Plan, which options contained acceleration of vesting provisions triggered by the transactions consummated pursuant to that certain Recapitalization and Exchange Offer Agreement and Plan of Reorganization dated as of March 7, 2000 by and among ICG, Rain Acquisition Corp., Target, and with respect to Articles VII, VIII and IX thereof, Suhas Patil, as shareholder representative, and Chase Manhattan Trust Company, National Association, as escrow agent, as amended (the "Recapitalization Transaction").

     2.35 Representations Complete. None of the representations or warranties made by Target herein or in any schedule hereto, including the Target Disclosure Schedule, or any certificate, list or document furnished by Target pursuant to this Agreement (including the Target Financial Statements and the notes thereto), when considered collectively with all such representations, warranties, Schedules, certificates, lists and documents, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

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     2.36 Registration Statement; Proxy Statement/Prospectus.  The information supplied by Target for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under with they were made, not misleading. The information supplied by Target for inclusion in the Proxy Statement/Prospectus to be sent to the shareholders of Target in connection with any special meeting of Target shareholders to consider this Agreement and the Merger or any actions by written consent in lieu of such a meeting (each being a "Target Shareholders Action") shall not, on the date the Proxy Statement/Prospectus is first mailed to shareholders of Target or at the time of any Target Shareholders Action contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading or omit to state any material fact necessary to correct any statement made by Target in any earlier communication by Target with respect to the solicitation of proxies or written consents for any Target Shareholders Action which has become false or misleading. Notwithstanding the foregoing, Target makes no representation or warranty with respect to any information supplied or to be supplied by Acquiror or Merger Sub which is or will be contained in any of the foregoing documents.

     2.37 Registration Rights; Other Agreements.

     (a) There is no agreement of Target to register under the Securities Act any shares of Target Capital Stock or any shares of Target Capital Stock issuable upon the exercise, conversion or exchange of other Target securities, except pursuant to agreements that will be terminated or that will terminate pursuant to their terms at or prior to the Closing.

     (b) There is no agreement to which Target is a party, or, to Target's knowledge, to which any shares of Target Capital Stock is subject, relating to the voting of shares of Target Capital Stock or otherwise granting, limiting or affecting the rights pertaining to Target Capital Stock, except pursuant to agreements that will be terminated or that will terminate pursuant to their terms at or prior to the Closing.

     2.38 Agreements with ICG and Acquiror. Section 2.38 of the Target Disclosure Schedule sets forth (a) each contract and other agreement (each, an "ICG Agreement") between Target or any of its subsidiaries and ICG or any of its affiliates or subsidiaries identified in Section 2.38 of the Target Disclosure Schedule (such affiliates and subsidiaries being referred to herein collectively as the "ICG Parties") and (b) all Target Indebtedness (including interest) outstanding under each ICG Agreement or otherwise owing or payable to ICG or any of the ICG Parties (the "ICG Indebtedness"). There are no obligations of any nature owed by Acquiror or any of its subsidiaries to Target or any of its subsidiaries, except as contemplated by this Agreement.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Acquiror and Merger Sub jointly and severally represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule delivered by Acquiror to Target prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Schedule"). The Acquiror Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered Sections contained in this Agreement, and the disclosure in any Section shall qualify only the corresponding Section in this Agreement and any other Section of this Agreement for which the relevance of such disclosure is readily apparent on the face of such disclosure. Any reference in this Article III to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium, fraudulent conveyance and the relief of debtors and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

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     3.1 Organization, Standing and Power.  Each of Acquiror and Merger Sub is a
corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Certificate or Articles of Incorporation or Bylaws or equivalent organizational documents.

     3.2 Capital Structure. The authorized capital stock of Acquiror consists of 2,000,000,000 shares of Acquiror Common Stock and 5,000,000 shares of preferred stock, par value $0.00025 per share. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding and are held by Acquiror. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and will be eligible for trading on the Nasdaq National Market as of the Effective Time.

     3.3 Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (a) any provision of the Certificate or Articles of Incorporation or Bylaws of Acquiror or Merger Sub, as amended, or
(b) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or, to the knowledge of Acquiror, with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Agreement of Merger with the Secretary of State of the State of California, (ii) any filings with the SEC under the Securities Act, including pursuant to rules relating to the Registration Statement and Rules 135, 165 and 425 promulgated under the Securities Act, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) such filings as may be required under HSR, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC Documents. As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement and other filing filed with the SEC by Acquiror (collectively, the "Acquiror SEC Documents") complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading in any material respect, except to the extent corrected by a subsequently filed Acquiror SEC Document.

     3.5 Financial Statements. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as
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may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q under the Exchange Act). The Acquiror Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end audit adjustments).

     3.6 Tax-Free Reorganization Matters. To Acquiror's knowledge, neither Acquiror nor any of its affiliates has taken or agreed to take any action, nor does Acquiror have knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     3.7 No Brokers. Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' or financial advisory fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than fees payable to Goldman, Sachs & Co.

     3.8 Registration Statement; Proxy Statement/Prospectus. The information supplied by Acquiror and Merger Sub for inclusion in the Registration Statement shall not contain, at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under with they were made, not misleading. The information supplied by Acquiror and Merger Sub for inclusion in the Proxy Statement/ Prospectus to be sent to the shareholders of Target in connection with any Target Shareholders Action shall not, on the date the Proxy Statement/Prospectus is first mailed to shareholders of Target or at the time of any Target Shareholders Action, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading or omit to state any material fact necessary to correct any statement made by Acquiror or Merger Sub in any earlier communication by Acquiror with respect to the solicitation of proxies or written consents for any Target Shareholders Action which has become false or misleading. Notwithstanding the foregoing, neither Acquiror nor Merger Sub makes any representation or warranty with respect to any information supplied or to be supplied by Target which is or will be contained in any of the foregoing documents.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. During such period, Target further agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Acquiror) to (a) pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes; (b) subject to Acquiror's consent to the filing of material Tax Returns if applicable, pay or perform other obligations when due; and (c) use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, keep available the services of its and its subsidiaries' present officers and key employees and preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Target agrees to promptly notify Acquiror of any event or occurrence not in the ordinary course of Target's or its subsidiaries' business and of any event which would reasonably be expected to have a Material Adverse Effect on Target.

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     4.2 Restrictions on Conduct of Business of Target.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

          (a) Charter Documents. Cause, permit or propose any amendments to its Articles of Incorporation or Bylaws;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or enter into or agree to enter into any recapitalization or reclassification with respect to its capital stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock; provided that, with Acquiror's prior written consent (which shall not be unreasonably withheld), Target may make purchases of shares of Target Common Stock at original cost from former employees or consultants pursuant to contractual rights created pursuant to agreements in existence as of the date of this Agreement and disclosed in Section 4.2(b) of the Target Disclosure Schedule;

          (c) Material Contracts. Enter into any Material Contract or violate, amend or otherwise modify or waive any of the terms of any Material Contract;

          (d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Target Capital Stock or securities exchangeable for or convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Target Capital Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement and (ii) the issuance of warrants to acquire Target Capital Stock pursuant to existing contractual commitments to do so and disclosed in Section 4.2(d) of the Target Disclosure Schedule;

          (e) Intellectual Property. Transfer to or license any person or entity or otherwise extend, amend or modify any rights to Target Intellectual Property;

          (f) Rights to Products or Technology. Enter into or amend any agreements pursuant to which any other party is granted marketing, manufacturing, resale, OEM, distribution or other similar rights of any type or scope with respect to any of its products or technology;

          (g) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its material properties or assets;

          (h) Indebtedness. Incur, increase, amend or commit to incur, increase or amend any Target Indebtedness;

          (i) Leases. Enter into any operating lease requiring payments in excess of $50,000 in any one case or $100,000 in the aggregate;

          (j) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), except that Target may incur and pay Target Merger Expenses; provided, however, that Target shall not incur or pay Target Merger Expenses in excess of the estimated Target Merger Expenses set forth in Section 2.20(b) without Acquiror's prior written consent;

          (k) Capital Expenditures. Incur or commit to incur any capital expenditures in excess of $50,000 in the aggregate;

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          (l) Insurance.  Reduce the amount of any insurance coverage provided by existing insurance policies;

          (m) Termination or Waiver. Terminate or waive any right having a value of at least $50,000;

          (n) Employee Benefit Plans; Severance. Take any of the following actions: (i) increase or agree to increase the compensation, including base salary, wages, bonus and/or commissions, payable or to become payable to its directors, officers, employees or Independent Contractors; (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officer, employee or Independent Contractor; (iii) hire any new employees, consultants or Independent Contractors, except pursuant to offers outstanding on the date hereof and disclosed in Section 4.2(n) of the Target Disclosure Schedule;
     (iv) enter into any collective bargaining agreement; (v) establish, adopt, enter into or amend (other than as required by Section 5.13) any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers, employees or Independent Contractors; or (vi) accelerate, amend or change any rights granted under its stock incentive plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (o) Lawsuits. Commence or settle a lawsuit or arbitration proceeding without the prior written consent of Acquiror (which consent shall not be unreasonably withheld), other than the commencement of lawsuits (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing any portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof not in the ordinary course of business consistent with past practice; or otherwise acquire or agree to acquire any assets not in the ordinary course of business consistent with past practices;

          (q) Taxes. Make or change any Tax election, adopt or change any Tax accounting method, file any Tax Return (other than any estimated Tax Returns, immaterial information returns, payroll Tax Returns or sales Tax Returns) without prior review by and consultation with Acquiror, amend any Tax Return, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment;

          (r) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (s) Accounting Matters. Change any of its accounting methods or practices (including any changes in revenue recognition, depreciation or amortization policies or rates);

          (t) Loans. Make any loans or advances to, or provide any Guarantee of indebtedness of, any person or entity other than a wholly owned subsidiary of Target; or

          (u) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (s) above, or, except as provided or contemplated in the Agreement, take any action which would cause any condition precedent to the Closing not to be satisfied or prevent Target from performing or cause it not to perform its covenants hereunder.

     4.3 Notices. Target shall give all notices and other information required to be given by Target to the employees of Target, any collective bargaining unit representing any group of employees of Target, and any applicable Government Entity under the National Labor Relations Act, the Code, COBRA and other applicable law in connection with the transactions provided for in this Agreement, including, but not limited to, WARN notices required by Section 5.27.

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                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 No Solicitation.

     (a) From and after the date of this Agreement until the earlier to occur of the termination of this Agreement or the Effective Time, Target shall not, and shall cause its subsidiaries, officers, directors, controlled affiliates, employees, representatives and agents not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or proposals that constitute, or would reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of all or substantially all of the assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Target or any asset of Target, the absence of which would materially diminish the value of the Merger to Acquiror or the benefits expected by Acquiror to be realized from the Merger, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Takeover Proposal"); (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Takeover Proposal; or (iii) agree to, approve or recommend any Takeover Proposal; provided, however, that nothing contained in this Agreement shall prohibit the Board of Directors of Target from complying with Rule 14e-2(a) promulgated under the Exchange Act or from making such disclosures to Target's shareholders as in the good faith judgment of Target's Board of Directors is required under applicable Law, in each case in a manner consistent with Target's obligations under this Section 5.1(a).

     (b) Target and its representatives will immediately cease and cause to be terminated any and all existing discussions, negotiations, exchanges of information and other activities with respect to any Takeover Proposal. Promptly following the execution and delivery of this Agreement, Target shall (i) inform each of its representatives of the obligations undertaken in this Section 5.1 and (ii) request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with a Takeover Proposal to return to Target all confidential information heretofore furnished to such person by or on behalf of Target. Target shall notify Acquiror forthwith if any written inquiries, proposals or offers relating to a Takeover Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Target or any of its representatives, indicating, in connection with such notice, the name of the person making the inquiry, proposal or offer and the material terms and conditions of any proposals or offers.

     (c) Target and Acquiror agree that irreparable damage would occur in the event that the provisions of this Section 5.1 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Acquiror shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 5.1 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

     5.2 Proxy Statement/Prospectus; Registration Statement. As promptly as reasonably practicable after the execution of this Agreement, Acquiror will prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Acquiror and Target shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement/Prospectus and the Registration Statement. Each of Acquiror and Target will use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Target will cause the Proxy Statement/Prospectus to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Target and Acquiror will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other federal, foreign or blue sky or related
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securities laws or Nasdaq National Market rules, regulations or bylaws in order to consummate the Merger and the transactions contemplated by this Agreement. Notwithstanding any other provision of this Agreement, nothing herein shall require Acquiror to qualify to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process under any applicable state securities laws in connection with the issuance of Acquiror Common Stock in the Merger.

     5.3 [Reserved.]

     5.4 Target Shareholders Action. Subject in each case to applicable laws, rules and regulations, Target will take all action reasonably necessary in accordance with California Law and its Articles of Incorporation and Bylaws to cause the Target Shareholders Action to be held or obtained for the purpose of voting upon the adoption of this Agreement and approval of the Merger, and to cause a vote of the Target's shareholders on the adoption of this Agreement and approval of the Merger to be taken or written consents in lieu of a vote to be obtained, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act and the Proxy Statement/Prospectus is mailed to its shareholders. Notwithstanding anything to the contrary contained in this Agreement, Target may adjourn or postpone the Target Shareholders Action to the extent that such adjournment or postponement is necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to Target's shareholders in advance of the Target Shareholders Action. Target shall ensure that the Target Shareholders Action is called, noticed, convened, held and otherwise conducted, and that all proxies and written consents solicited by Target in connection with the Target Shareholders Action are solicited, in compliance with California Law, Target's Articles of Incorporation and Bylaws, and all other applicable legal requirements.

     5.5 Access to Information.

     (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's and its subsidiaries' properties, books, contracts, commitments and records and (ii) all other information concerning the business, properties and personnel of Target and its subsidiaries as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the earlier of the termination of this Agreement or the Effective Time, Target shall confer on a regular and frequent basis with one or more representatives of Acquiror to report operational matters of materiality and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     (d) Target shall provide Acquiror and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the earlier of the termination of this Agreement or the Effective Time, to all of Target's and its subsidiaries' Tax Returns and other records and workpapers relating to Taxes and shall provide the following information to Acquiror and its representatives promptly upon any request therefor: (i) a list of the types of Tax Returns being filed by Target and each of its subsidiaries in each Taxing jurisdiction, including the year of the commencement of the filing of each such type of Tax Return and all closed years with respect to each such type of Tax Return filed in each jurisdiction, (ii) a list of all material Tax elections filed in each jurisdiction by Target and each of its subsidiaries, (iii) a schedule of any deferred intercompany gain with respect to transactions to which Target or any of its subsidiaries has been a party, and (iv) receipts for any Taxes paid to foreign Tax Authorities.

     5.6 Confidentiality. The parties each agree that all information provided by one party to the other in the course of pursuing the Merger that is marked or otherwise identified as confidential will be deemed confidential and proprietary to the providing party, and will not be disclosed to any other person or entity
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(other than the receiving party's attorneys, accountants, or other advisers subject to similar confidentiality restrictions), and such information will not be used by the receiving party except for the limited purpose of completing this proposed transaction; provided, however, that these confidentiality restrictions will not apply to information that the receiving party can demonstrate is publicly available or was already known by the receiving party through a third party with no confidentiality obligations to the other party. All documents and other written information (and all copies thereof, including copies on electronic media) received by one party from the other shall promptly be returned to the disclosing party upon the written request of the disclosing party. The parties further acknowledge that the provisions of this Section 5.6 shall be in addition to, and not in substitution for, the provisions of the letter agreement dated December 5, 2000 between Target and Acquiror (the "Non-Disclosure Agreement"), and that to the extent there is a conflict between this Section 5.6 and the Non-Disclosure Agreement, the provisions of this
Section 5.6 shall prevail.

     5.7 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or required for Acquiror to comply with the rules and regulations of the SEC or the Nasdaq Stock Market or to comply with disclosure obligations under applicable securities laws.

     5.8 Consents; Cooperation.

     (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use all reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR. Target shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its Material Contracts in connection with the Merger for consent therefor or assignment thereof or otherwise; provided, however, that Target shall use its best efforts to obtain the consents listed in Section 2.27 of the Target Disclosure Schedule. Acquiror shall provide such assistance as Target may reasonably request in connection with its efforts to obtain such consents. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     (b) Each of Acquiror and Target shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither party shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) sixty (60) days after the date of this Agreement or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Acquiror and Target shall use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under HSR or other
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Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

     (c) Notwithstanding the foregoing, Acquiror shall not be required to agree, as a condition to obtaining any governmental approval described in this Section 5.8, to divest itself of or hold separate any subsidiary, division or business unit of Acquiror or otherwise take any action which could have a Material Adverse Effect on (i) Acquiror or any of its subsidiaries, individually or in the aggregate or (ii) the benefits intended to be derived as a result of the Merger.

     5.9 Update Disclosure; Breaches. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party, by written update to its Disclosure Schedule, of (a) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this
Section 5.9 shall not cure any breach of any representation or warranty or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

     5.10 Legal Requirements. Subject to Sections 5.8(b) and (c), each of Acquiror and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.11 Tax-Free Reorganization. Neither Target, Acquiror nor Merger Sub will, either before or after consummation of the Merger, take any action which, to the knowledge of such party, would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368.

     5.12 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use commercially reasonable efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

     5.13 Stock Options.

     (a) At the Effective Time, the Target Stock Option Plan and all outstanding Target Options, whether vested or unvested, shall be terminated by Target. Prior to the Closing Date, Target shall take all corporate or other actions required for or in connection with the termination of the Target Stock Option Plan and all Target Options as contemplated in this Section 5.13, provided that Target will consult with Acquiror prior to the taking of any such actions.

     (b) Target shall prepare and file all notices required by Section 25102(f) of the California Corporate Securities Law of 1968 with respect to all grants of Target Options made pursuant to the exemption provided by such section and agreed to by Acquiror.

     5.14 Target Warrants. At the Effective Time, each Target Warrant, whether vested or unvested, shall be assumed by Acquiror. Each warrant so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the warrant immediately prior to the Effective Time, except that such warrant (a) shall be exercisable for that number of whole shares of

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Acquiror Common Stock equal to the product of the respective number of shares of the class or series of Target Capital Stock that were issuable upon exercise of such warrant immediately prior to the Effective Time multiplied by the applicable Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock and (b) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed warrant shall be equal to the quotient determined by dividing the exercise price per share of Target Capital Stock at which such warrant was exercisable immediately prior to the Effective Time by the applicable Exchange Ratio, rounded up to the nearest whole cent. Prior to the Closing Date, Target shall take all corporate or other action necessary to ensure that all Target Warrants may be assumed by Acquiror as provided in this Section 5.14; provided that Target will consult with Acquiror prior to the taking of any such action.

     5.15 Target Capitalization Spreadsheet. Target shall prepare and deliver to Acquiror on the Closing Date a spreadsheet in form acceptable to Acquiror or its agent which spreadsheet shall list, as of the Effective Time, all Target shareholders, optionholders and warrantholders and their respective addresses and federal taxpayer identification numbers, the number of Target shares or options or warrants to purchase shares held by such persons (including in the case of shares, the respective certificate numbers), the option or warrant exercise price per share, the term of such option or warrant, whether any such option is designated as an incentive stock option or a non-statutory option under the Code, the number of shares of Acquiror Common Stock (or warrants to purchase Acquiror Common Stock) that Target believes are to be issued in the Merger to each holder, the number of shares of Acquiror Common Stock that Target believes are to be deposited into the Escrow Fund on behalf of each shareholder and the then-current vesting arrangement with respect to each unvested share of Target Common Stock, Target Option and Target Warrant (the "Target Capitalization Spreadsheet"). The Target Capitalization Spreadsheet shall be certified as true, complete and correct by a duly elected officer of Target at the Closing.

     5.16 Target Director and Officer Indemnification.

     (a) Until the sixth anniversary of the Effective Date, Acquiror will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, employees, agents and directors of Target in respect of acts or omissions occurring on or prior to the Effective Time to the extent (but only to the extent) provided under Target's Articles of Incorporation, Bylaws and any written indemnification agreements, in each case as in effect on the date hereof; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

     (b) For a period of six years after the Effective Time, Acquiror will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those directors, officers and employees of Target who are currently covered by ICG's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Target; provided, however, that in no event will Acquiror or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the annual premium currently paid by Target, it being understood that Acquiror shall nevertheless be obligated to provide such coverage as may be obtained for such 150% amount.

     (c) In the event any claim, action, suit, proceeding or investigation is asserted for which a person is entitled to indemnification hereunder, (i) any counsel retained by the indemnified parties shall be reasonably satisfactory to Acquiror and the Surviving Corporation and (ii) Acquiror and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither Acquiror nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims.

     (d) The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each such indemnified party.

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     5.17 Escrow Agreement.  On or before the Closing Date, the Escrow Agent, the Shareholders' Agent (as defined in Section 8.9), Target and Acquiror will execute the Escrow Agreement contemplated by Article VIII in substantially the form attached hereto as Exhibit C (the "Escrow Agreement").

     5.18 Shareholder Agreements. Target shall cause each agreement listed or required to be listed in Section 2.37 of the Target Disclosure Schedule to be terminated at or prior to the Effective Time.

     5.19 Delivery of ICG Debt Purchase Price. As soon as practicable after the later to occur of (x) the Effective Time and (y) the receipt by Acquiror of the documents contemplated by Section 6.3(o), Acquiror shall cause its Exchange Agent (1) to deliver to ICG a certificate representing the whole number of shares of Acquiror Common Stock equal to the ICG Debt Purchase Price (less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on ICG's behalf pursuant to clause (2)) and cash in lieu of any fractional shares; and (2) to deliver to the Escrow Agent a certificate representing an amount of shares of Acquiror Common Stock equal to ten percent (10%) of the ICG Debt Purchase Price. Such shares deposited in escrow shall be beneficially owned by ICG and shall be available to compensate Acquiror for damages as provided in
Article VIII. To the extent not used for such purposes, such shares shall be released to ICG, all as provided in Article VIII.

     5.20 Additional Agreements; Best Efforts. Subject to Section 5.8, each of the parties agrees to use their commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote or consent of the shareholders of Target described in Section 5.4, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.21 Fujitsu Software License. Target shall use its best efforts to cause Fujitsu Computer Products of America, Inc. to execute an addendum or amendment to that certain Software License Agreement dated June 8, 1998, including Charter Account Pricing Addendum, Software Maintenance Addendum, and Professional Services Addendum, pursuant to which the release conditions governing the source code escrow agreement referenced in Section 1(e) and Section 18 of such Software License Agreement shall be as listed in Schedule 2.11(i) of the Target Disclosure Schedule.

     5.22 Target Merger Expenses. On the third day immediately preceding the Closing Date, Target shall deliver to Acquiror Target's best estimate of all Target Merger Expenses incurred by Target as of such date together with the total amount of Target Merger Expenses expected to be incurred and such other related information as Acquiror shall reasonably request, such schedule to be certified as true, complete and correct by an authorized executive officer of Target.

     5.23 Proprietary Information and Inventions Agreements. Target shall use its commercially reasonable efforts to cause each employee of Target to execute a Proprietary Information and Inventions Agreement prior to the Closing substantially in the form of the Employee Confidentiality Agreement attached as Annex A to Section 2.15(d) of the Target Disclosure Schedule.

     5.24 Related Party Transactions.

     (a) Target shall cause (i) all of the ICG Agreements with any of ICG, ICG Holdings, Inc. or Rain Acquisition Corp., and any and all rights and obligations under or pertaining to such ICG Agreements, to be terminated prior to the Closing and (ii) all payments, payables or other obligations due from any shareholder (including ICG, ICG Holdings, Inc. and Rain Acquisition Corp.), officer, director or employee of Target or any of its subsidiaries to Target or any of its subsidiaries to be paid in full in cash at or prior to the Closing, except for loans extended to present or former officers, directors or employees of Target for the exercise of Target Options.

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     (b) On the Closing Date, Target shall deliver to Acquiror an updated schedule of all ICG Indebtedness outstanding as of the Effective Time, together with Target's best estimate of the number of shares of Acquiror Common Stock equal to the ICG Debt Purchase Price, and such other related information as Acquiror shall reasonably request, such schedule to be certified as true, complete and correct by an authorized executive officer of Target.

     (c) Target shall use commercially reasonable efforts to secure, as soon as practicable after the date hereof, the payment by ICG Commerce, Inc. ("ICGC") to Target of $750,000, which payment shall be in full satisfaction of (i) all amounts owed to Target by ICGC as of the date hereof and (ii) all amounts that would otherwise become payable to Target by ICGC during the 12-month period beginning on the date hereof under the Portal Software License Agreement dated as of March 15, 2000 between Target and ICGC, which agreement shall remain in full force and effect in accordance with its terms.

     5.25 Interim Financing. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target shall consult from time to time with Acquiror regarding Target's current cash position and need for additional financing to fund its continued operations ("Interim Financing"). After such time as Target shall have received following the date of this Agreement at least $7,000,000 of Interim Financing from ICG or a subsidiary of ICG (not including any funds provided by ICG to Target prior to the execution of this Agreement) on substantially the same terms as those of the ICG Indebtedness outstanding on the date hereof (except that the terms of such Interim Financing shall not include any increase in or multiple of the amount payable thereunder resulting from the consummation of the Merger, including, without limitation, any break up fee or similar payment triggered by a change of control of Target) or otherwise on terms proposed by ICG and reasonably acceptable to Acquiror, in the event that the Board of Directors of Target determines in good faith that it is necessary to obtain additional Interim Financing, Target shall provide Acquiror with written notice of the amount of Interim Financing it so requires. Following review of such notice and consultation with Target, Acquiror shall provide such amount or such other amount as Acquiror may determine in good faith is reasonably necessary for Target to operate in the manner contemplated by Section 4.1; provided, however, that (a) Acquiror shall have no obligation to provide Interim Financing at any time that Target is in material breach of any of its representations, warranties, covenants or agreements hereunder, (b) Target shall not use the proceeds of any Interim Financing for purposes or actions prohibited or restricted by Section 4.2, and (c) any commitment or other obligation of Acquiror to provide Interim Financing shall terminate upon termination of this Agreement. Such Interim Financing shall be on terms and conditions reasonable for an arms-length, third party commercial lending arrangement and otherwise reasonably acceptable to Acquiror.

     5.26 Employee Terminations. Within 21 days after the date hereof, Acquiror shall, after consultation with Target, identify those employees of Target to be terminated in connection with the Merger, and within 7 days thereafter, Target shall notify each of such employees of the termination of such employee's employment, such termination to be effective as determined by Acquiror. Notwithstanding the foregoing, the mutual agreement of both Acquiror and Target shall be required prior to any Target employee terminations after the number of Target employees identified by Acquiror for termination pursuant to the preceding sentence exceeds one-half of the number of Target employees as of the date of this Agreement.

     5.27 WARN Notices. Target and its subsidiaries will timely provide all notices required under WARN, the form of which shall be approved by Acquiror, or make payment in lieu thereof, in connection with any termination, layoff or reduction of hours of work of any employee(s) of Target or any of its subsidiaries (including, without limitation, the terminations contemplated by Section 5.26) which, under Sections 2101(a)(2), 2101(a)(3) or 2101(d) of WARN, would result in a "plant closing" or "mass layoff" as those terms are defined under WARN.

     5.28 Form S-3. Acquiror agrees to file with the SEC a registration statement on Form S-3 covering the shares of Acquiror Common Stock issuable pursuant to outstanding Target Warrants assumed by Acquiror pursuant to Section 5.14, as soon as reasonably practicable after the Closing Date. Target shall cooperate with and assist Acquiror in the preparation of such registration statement. Acquiror shall use

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commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as is reasonably practicable thereafter. Acquiror shall use its commercially reasonable efforts to keep the registration statement continuously effective until the first anniversary of the latest date on which any of the Target Warrants were issued by Target.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Shareholder Approval of Merger. This Agreement and the Merger shall have been approved and adopted by the holders of a majority of the aggregate voting power of the Target Common Stock and a majority of the aggregate voting power of the Target Preferred Stock outstanding as of the record date set for the Target shareholders' meeting or solicitation of shareholder consents.

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by a Governmental Entity, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (c) Governmental Approval. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the HSR and under state blue sky laws, except for any such approvals, waivers and consents the absence of which, individually or in the aggregate, would not, in the good faith judgment of either party, reasonably be expected to (x) have a Material Adverse Effect on Target or
     (y) materially adversely affect the parties' ability to consummate the transactions contemplated hereby.

          (d) Registration Statement Effective. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

     6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Acquiror Disclosure Schedule dated the date of this Agreement, (i) the representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all respects (without giving any effect to any materiality or Material Adverse Effect qualifiers contained therein) as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except that any representation or warranty made as of a specified date shall be true and correct as of such date), except for any inaccuracies in such representations and warranties which, individually or in the aggregate, would not reasonably be

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

     expected to (x) have a Material Adverse Effect on Acquiror or (y) materially adversely affect the parties' ability to consummate the transactions contemplated hereby, and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Closing Date.

          (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by an officer of Acquiror to the effect set forth in Section 6.2(a).

          (c) Tax Opinion. Target shall have received the opinion of Cooley Godward LLP, counsel to Target, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; provided that if Cooley Godward LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Brobeck, Phleger & Harrison LLP renders such opinion to Target (it being agreed that Acquiror and Target shall each provide reasonable cooperation to Cooley Godward LLP or Brobeck, Phleger & Harrison LLP, as the case may be, to enable them to render such opinion).

     6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Target Disclosure Schedule dated the date of this Agreement, (i) the representations and warranties of Target in this Agreement shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifiers therein) as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except that any representation or warranty made as of a specified date shall be true and correct as of such date), except for any inaccuracies in such representations and warranties which, individually or in the aggregate, would not reasonably be expected to (x) have a Material Adverse Effect on Target or (y) materially adversely affect the parties' ability to consummate the transactions contemplated hereby, and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Closing Date.

          (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and Chief Financial Officer to the effect set forth in Section 6.3(a).

          (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons, if any, whose consent or approval shall be required in connection with the Merger under the contracts of Target set forth in Section 2.27 of the Target Disclosure Schedule.

          (d) Legal Opinion. Acquiror shall have received a legal opinion from Cooley Godward LLP, Target's legal counsel, covering the matters set forth in Exhibit E and otherwise reasonably acceptable to Acquiror.

          (e) FIRPTA Certificate. Target shall, on or prior to the Closing Date, provide Acquiror with a properly executed FIRPTA Certificate, substantially in the form of Exhibit F attached hereto, which states that shares of capital stock of Target do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Acquiror's obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Certificate, Target shall have provided to Acquiror, as agent for Target, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of attached as Annex I to Exhibit F along with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of Target upon the Closing of the Merger.
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

          (f) Shareholder Approval of Parachute Payments. Any agreements or arrangements that may result in the payment of any amount that would not be deductible by reason of Section 280G of the Code shall have been approved by such number of shareholders of Target as is required by the terms of Code Section 280G(b)(5)(B) and shall be obtained in a manner which satisfies all applicable requirements thereof and the proposed Treasury Regulations thereunder, including without limitation Q-7 of Section 1.280G-1 of such proposed regulation.

          (g) Resignation of Directors. The directors of Target in office immediately prior to the Effective Time shall have resigned as directors of Target effective as of the Effective Time.

          (h) [Reserved.]

          (i) Termination of Pension Plan. Unless otherwise stated by Acquiror in writing, Target shall, immediately prior to the Closing Date, terminate Target's 401(k) Plan (the "401(k) Plan") and no further contributions shall be made to the 401(k) Plan, provided that as a condition of such termination Target's employees shall be eligible to participate in Acquiror's 401(k) plan immediately following the Closing Date. Target shall provide to Acquiror (i) executed resolutions by the Board of Directors of Target authorizing the termination and (ii) an executed amendment to the 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plan will be maintained at the time of termination.

          (j) Target Deliveries. Acquiror shall have received (i) the Target Capitalization Spreadsheet contemplated by Section 5.15, (ii) the schedule of Target Merger Expenses contemplated by Section 5.22 and (iii) the schedule of ICG Indebtedness contemplated by Section 5.24(b) and each of which shall have been certified as true, complete and correct by an authorized officer of Target.

          (k) [Reserved.]

          (l) Escrow Agreement. Target, the Escrow Agent and the Shareholders' Agent shall have entered into the Escrow Agreement.

          (m) Affiliate Letters. Each affiliate listed in Section 2.21 of the Target Disclosure Schedule, which shall be updated by Target through the Closing Date, shall have executed and delivered to Acquiror an Affiliate Letter in the form of Exhibit G hereto.

          (n) Exercise of Warrants. Each of ICG, ICG Holdings, Inc. and Rain Acquisition Corp. shall have fully exercised each Target Warrant issued to, issuable to, or held by such party.

          (o) ICG Indebtedness. Acquiror shall have received executed agreements or other instruments, in a form reasonably satisfactory to Acquiror, to fully and validly (A) assign all ICG Indebtedness and security interests relating to collateral securing or purporting to secure the ICG Indebtedness (including UCC-3 assignments or other applicable forms for each relevant jurisdiction) to Acquiror upon Acquiror's purchase of such ICG Indebtedness by delivery to ICG of shares of Acquiror Common Stock equal to the ICG Debt Purchase Price in accordance with Section 5.19 and
     (B) assign any and all rights and claims of ICG relating to the ICG Indebtedness to Acquiror.

          (p) Tax Opinion. Acquiror shall have received the opinion of Brobeck, Phleger & Harrison LLP, counsel to Acquiror, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; provided that if Brobeck, Phleger & Harrison LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Cooley Godward LLP renders such opinion to Acquiror (it being agreed that Target and Acquiror shall each provide reasonable cooperation to Brobeck, Phleger & Harrison LLP or Cooley Godward LLP, as the case may be, to enable them to render such opinion).

          (q) Payments to Acquiror by ICG Parties.  On or before the Closing
     Date: (i) all payments, payables or obligations due from MetalSite, Inc. to Acquiror or any of Acquiror's subsidiaries on or prior to the Closing Date shall have been paid in full in cash to Acquiror or such subsidiary of

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     Acquiror; and (ii) the $750,000 payment by ICGC described in Section
     5.24(c) shall have been paid in full in cash to Target.

          (r) Dissenting Shares. Not more than 5% of the shares of Target Preferred Stock or 15% of the shares of Target Common Stock shall be, or shall have the potential to become, "dissenting shares" within the meaning of Section 1300(b) of the California Corporations Code.

                                  ARTICLE VII

                  TERMINATION, EXPENSES, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target, this Agreement may be terminated:

          (a) by mutual consent duly authorized by the Boards of Directors of Acquiror and Target;

          (b) by either Acquiror or Target, if, (i) without fault of the terminating party, the Closing shall not have occurred on or before September 30, 2001 (provided, that a later date may be agreed upon in writing by the parties hereto, and provided further, that the right to terminate this Agreement under this clause (b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act (A) constitutes a breach of this Agreement or
     (B) delays the effectiveness of the Registration Statement) or (ii) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable;

          (c) by Acquiror, if (i) Target shall have materially breached any representation or warranty made in this Agreement (or shall have breached in any respect, any representation or warranty which is qualified by its terms as to materiality), or shall materially breach any covenant, obligation or agreement hereunder, in any case in a manner which would cause conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within ten (10) business days of receipt by Target of written notice of such breach; or (ii) for any reason (other than delay in effectiveness of the Registration Statement) Target fails to obtain the required shareholder approval of this Agreement and the Merger by September 30, 2001; provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c) shall not be available to Acquiror where Acquiror is at that time in material breach of this Agreement; or

          (d) by Target, if Acquiror shall have materially breached any representation or warranty made in this Agreement (or shall have breached in any respect, any representation or warranty which is qualified by its terms as to materiality), or shall materially breach any covenant, obligation or agreement hereunder, in any case in a manner which would cause conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within ten (10) business days following receipt by Acquiror of written notice of such breach, provided that the right to terminate this Agreement by Target under this Section 7.1(d) shall not be available to Target where Target is at that time in material breach of this Agreement.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, shareholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that the provisions of Section 5.6 (Confidentiality), this Section 7.2, Section
7.3 (Expenses) and Article IX shall remain in full force and effect and survive any termination of this Agreement.

     7.3 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation,
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the fees and expenses of advisers, accountants and legal counsel) shall be paid by the party incurring such expense; provided, however, that if the Merger is consummated, all documented out-of-pocket expenses incurred by Target shall be paid by the Surviving Corporation (and not by the shareholders of Target). The Target Advisor Expenses shall serve to reduce the Exchange Ratios as provided in
Section 1.6(a).

     7.4 Amendment. The Boards of Directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of this Agreement by the shareholders of Target shall not be made without further approval of such shareholders if such amendment would (a) alter or change the amount or kind of consideration to be received on conversion of the Target Capital Stock, (b) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (c) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Target Capital Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                           ESCROW AND INDEMNIFICATION

     8.1 Survival of Representations, Warranties and Covenants. The representations and warranties of Target set forth in this Agreement and in any certificate, schedule, instrument or other document delivered by Target pursuant to this Agreement shall survive the Effective Time until the first anniversary of the Effective Time. The representations and warranties of Acquiror shall not survive the Effective Time. The covenants and agreements of the parties contained in this Agreement shall survive until the later of the first anniversary of the Effective Time or the expiration of the time period for performance thereof as specified herein.

     8.2 Indemnification.

     (a) Subject to the limitations set forth in this Article VIII, the shareholders of Target, severally and not jointly, will indemnify and hold harmless Acquiror and its officers, directors, agents, employees and subsidiaries (including the Surviving Corporation), and each person, if any, who controls or may control Acquiror within the meaning of the Securities Act (hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all losses, costs, payments (including in satisfaction of appraisal rights), damages, liabilities and expenses arising from claims, demands, actions or causes of action, including, without limitation, reasonable legal fees (collectively, "Damages") arising out of (i) any misrepresentation or breach of or default in performance of any of the representations, warranties, covenants and agreements given or made by Target in this Agreement, the Target Disclosure Schedule, any exhibit or schedule to this Agreement and in any certificate, schedule, instrument or other document delivered by Target pursuant to this Agreement,
(ii) any negotiations, settlements and/or proceedings related to any action, suit, proceeding, claim, arbitration or investigation disclosed or required to be disclosed on Section 2.7 of the Target Disclosure Schedule (the "Litigation Damages"), (iii) the Recapitalization Transaction (the "Recapitalization Damages") or (iv) any negotiations, settlements and/or proceedings related to a demand for appraisal rights by a Dissenting Shareholder; provided, however, that with respect to this clause (iv), Acquiror's Damages (A) shall be equal to the difference, if positive, between the aggregate amount of Damages incurred by Target or the Surviving Corporation with respect to such negotiations, settlements and/or proceedings to all Dissenting Shareholders and the product of
(x) the number of shares of Acquiror Common Stock that would have

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been received by such Dissenting Shareholders had they exchanged their shares of
Target Capital Stock multiplied by (y) the Acquiror Closing Stock Price (the "Appraisal Damages") and (B) shall not be payable above the Appraisal Damages applicable to Dissenting Shares representing 5% of the outstanding Target Preferred Stock and Dissenting Shares representing 15% of the outstanding Target Common Stock. The Escrow Fund shall be security for this indemnity obligation subject to the limitations in this Agreement. If the Merger is consummated, recovery from the Escrow Fund shall be the exclusive remedy for any breach or default in connection with this Agreement, any exhibit hereto or any certificate, schedule, instrument or other document delivered by Target pursuant to this Agreement, absent fraud or intentional misrepresentation and except with respect to the payment of any Appraisal Damages. In the event of fraud or intentional misrepresentation or the payment of any Appraisal Damages (collectively, the "Specified Matters"), each of ICG (with respect to the ICG Debt Escrow Shares (as defined in Section 8.3)) and each of the Former Target Shareholders, severally and not jointly, shall be liable to indemnify the Indemnified Persons for such person's pro rata portion (with such pro rata portion being equal to such shareholder's percentage of the aggregate number of Acquiror Common Shares issued to the Former Target Shareholders in the Merger and to ICG pursuant to Section 5.19) of the amount of any Damages resulting therefrom, up to the total value of the shares of Acquiror Common Stock received by such shareholder or ICG hereunder, valued at the Acquiror Closing Stock
Price. "Damages" as used herein is not limited to matters asserted by third parties, but includes Damages incurred or sustained by Acquiror in the absence of claims by a third party.

     (b) Notwithstanding the foregoing, no indemnification shall be available with respect to Damages arising out of (i) any misrepresentation or breach of any of the representations or warranties given or deemed to have been given by Target as of the Closing Date pursuant to Section 6.3(a) or (ii) breach of any covenant or agreement given or made by Target in connection with this Agreement, in either case if the facts relating to such misrepresentation or breach were disclosed to Acquiror prior to the Closing Date pursuant to and in accordance with Section 5.9 (for avoidance of doubt, any notice pursuant to Section 5.9 or otherwise of any misrepresentation or breach of any of the representations or warranties given by Target on the date of this Agreement shall not affect or limit any of Acquiror's rights to indemnity in this Article VIII).

     (c) Nothing in this Agreement shall limit (i) the liability of Target for any breach of any representation, warranty or covenant if the Merger does not close, (ii) the liability of any Target shareholder, optionholder, warrantholder or other securityholder in connection with any breach by such shareholder, optionholder, warrantholder or other securityholder of any agreement executed by such person in connection with this Agreement or the transactions contemplated hereby, including a Voting Agreement, or (iii) Acquiror's rights to specific performance or injunctive relief pursuant to Sections 5.1 and 9.10.

     8.3 Escrow Fund. As security for the indemnity provided for in Section 8.2 hereof, the Escrow Shares provided for in Section 1.7(c) and Section 5.19 shall be registered in the name of, and be deposited with, Mellon Investor Services LLC, as escrow agent (the "Escrow Agent"), or its nominee, such deposit to constitute an escrow fund to be governed by the terms set forth herein and in the Escrow Agreement. The Escrow Fund shall be allocated among the Former Target Shareholders and ICG (with respect to Escrow Shares deposited pursuant to Section 5.19 (the "ICG Debt Escrow Shares")) on a pro-rata basis, based on the percentage of the Acquiror Common Shares deposited into the Escrow Fund pursuant to Sections 1.7(c) and 5.19 attributable to such shareholder or ICG, as applicable (the "Escrow Allocation") (excluding for purposes of this calculation any Dissenting Shares). Upon compliance with the terms hereof and subject to the provisions of this Article VIII, Acquiror and the Surviving Corporation shall be entitled to obtain indemnity from the Escrow Fund for Damages covered by the indemnity provided for in Section 8.2.

     8.4 Damages Threshold. The Indemnified Persons shall not be entitled to make any claim for indemnification with respect to breaches of Target's representations and warranties set forth in this Agreement or any representations or warranties set forth in any certificate, schedule, instrument or other document delivered by Target pursuant to this Agreement unless and until the aggregate amount of Damages incurred by the Indemnified Persons collectively with respect to breaches of Targets representations and warranties exceed $1,000,000 (the "Damages Threshold") at which time the Indemnified Persons shall be entitled to recover all Damages incurred with respect to breaches of Target's representations and warranties to the extent but only to the extent such Damages exceed the Damages Threshold. Notwithstanding the foregoing, in no event shall Damages relating to Specified Matters be subject to the Damages Threshold, and such Damages shall be disregarded in any determination of whether Damages exceed the Damages Threshold.

     8.5 Escrow Period. The Escrow Fund shall terminate on the first anniversary of the Closing Date (the "Escrow Termination Date"); provided, however, that a portion of the Escrow Shares which is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate (as defined below) delivered to the Escrow Agent prior to the Escrow Termination Date with respect to facts and circumstances existing prior to the Escrow Termination Date shall remain in the Escrow Fund until such claims have been resolved.

     8.6 Claims upon Escrow Fund.

     (a) Upon receipt by the Escrow Agent on or before the Escrow Termination Date of a certificate signed by the chief financial or chief executive officer of Acquiror (an "Officer's Certificate"):

          (i) stating that Acquiror, the Surviving Corporation or any Indemnified Person has incurred or paid or properly accrued or disclosed (in accordance with GAAP) Damages in an aggregate stated amount with respect to which Acquiror or the Surviving Corporation is entitled to payment from the Escrow Fund pursuant to this Agreement; and

          (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was incurred, paid, properly accrued or disclosed (in accordance with GAAP) and the specific nature of the breach to which such item is related, the Escrow Agent shall, subject to the provisions of Sections 8.7 and 8.8 of this Agreement, deliver to Acquiror shares of Acquiror Common Stock in an amount necessary to indemnify Acquiror for the full amount of Damages claimed; provided, however, that no shares of Acquiror Common Stock shall be delivered to Acquiror as a result of a claim based upon an accrual or disclosure of Damages until such time as the Acquiror has actually incurred or paid Damages. In determining the amount of any Damage resulting from any misrepresentation, breach or default, any materiality standard contained in the applicable representation, warranty or covenant shall be disregarded. Subject to the provisions of Sections 8.7 and 8.8, all shares of Acquiror Common Stock subject to such claims shall remain in the Escrow Fund until the earliest to occur of (A) Damages actually are incurred or paid, (B) Acquiror determines in its reasonable good faith judgment that no Damages will be required to be incurred or paid, or (C) with respect to claims which Acquiror has accrued or disclosed, the earlier of (1) such time as the claims are no longer accrued or disclosed or (2) the expiration of the applicable statute of limitations, in which event such shares shall be distributed in accordance with Section 8.10.

     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Agreement, the Acquiror Common Stock in the Escrow Fund shall be valued at the Acquiror Closing Stock Price. Any compensation or indemnification received by Acquiror under this Article VIII shall be deemed to be, and shall be treated as, an adjustment to the Merger consideration.

     8.7 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered by Acquiror to the Shareholders' Agent and, for a period of thirty (30) days after such delivery to the Escrow Agent, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section
8.6 hereof unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Section 8.6 hereof and as set forth in a certificate provided by Acquiror, provided that no such payment or delivery may be made if the Shareholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30-day period.

     8.8 Resolution of Conflicts; Arbitration.

     (a) In case the Shareholders' Agent shall so object in writing to any claim or claims by Acquiror made in any Officer's Certificate, the Shareholders' Agent and Acquiror shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims in dispute. If the Shareholders' Agent does not dispute all claims in an Officer's Certificate, Acquiror shall be entitled to receive indemnification under Section
8.6 with respect to all undisputed claims. If the Shareholders' Agent and Acquiror should agree on the rights of the parties with respect to the disputed claims, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     (b) If no such agreement can be reached after good faith negotiation, either Acquiror or the Shareholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both Acquiror and the Shareholders' Agent agree to arbitration, and, in such event, the matter shall be settled by arbitration conducted by a single arbitrator. Acquiror and the Shareholders' Agent shall jointly select an arbitrator. If Acquiror or the Shareholders' Agent fail to agree upon an arbitrator within thirty (30) days, an arbitrator shall be selected for them by the American Arbitration Association ("AAA"). The decision of the arbitrator so selected as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and, notwithstanding anything in
Section 8.6, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments or distributions out of the Escrow Fund in accordance with such decision.

     (c) Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration shall be held in Denver, Colorado under the commercial rules then in effect of the AAA. For purposes of this Section 8.8, in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the Non-Prevailing Party unless the arbitrator awards Acquiror more than one-half ( 1/2) of the amount in dispute; otherwise, the Former Target Shareholders for whom shares of Target Capital Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative fee of the AAA, and the expenses, including without limitation, attorneys' fees and costs reasonably incurred by the other party to the arbitration.

     8.9 Shareholders' Agent.

     (a) In the event the Merger is approved by Target's shareholders, effective upon such vote, and without any further action of any Target shareholder, Kenneth A. Fox shall be constituted and appointed as agent and attorney-in-fact (the "Shareholders' Agent") for and on behalf of each shareholder of Target (except such shareholders, if any, as shall have perfected their dissenter's rights under California Law) and of ICG with respect to the ICG Debt Escrow Shares, to give and receive notices and communications, to authorize delivery to Acquiror of shares of Acquiror Common Stock from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the shareholders from time to time upon not less than thirty (30) days' prior written notice to Acquiror and Escrow Agent (and Escrow Agent shall be provided promptly with a facsimile copy of the signature of any such successor shareholders agent); provided, however, that the Shareholders' Agent may be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identity of the substituted Shareholders' Agent. Any vacancy in the position of the Shareholders' Agent may be filled by approval of the holders of a majority-in-interest of the Escrow Fund. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall not receive compensation for his or her services. Notice or communications to or from the Shareholders' Agent shall constitute notice to or from each of the shareholders of Target.

     (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target shareholders shall severally indemnify the Shareholders' Agent and hold him or her harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his or her duties hereunder.

     (c) The Shareholders' Agent shall have reasonable access to information about Target and Acquiror and the reasonable assistance of Target's or Acquiror's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target or Acquiror to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     (d) The Shareholders' Agent shall be entitled to a distribution from the Escrow Fund equal to any claim for indemnification or reimbursement for legal fees and expenses under Section 8.9(b) which has not been satisfied; provided, however, that no such distribution shall be made until all claims of Acquiror set forth in any Officer's Certificate delivered to the Escrow Agent on or prior to the Escrow Termination Date have been resolved.

     8.10 Distribution Upon Termination of Escrow Period. Promptly following the Escrow Termination Date, the Escrow Agent shall deliver to the Former Target Shareholders and ICG all of the shares in the Escrow Fund in excess of any amount of such shares reasonably necessary to satisfy any unsatisfied or disputed claims for Damages specified in any Officer's Certificate delivered to the Escrow Agent on or before the Escrow Termination Date. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Former Target Shareholders all shares remaining in the Escrow Fund and not required to satisfy such claims. Deliveries of shares to the Former Target Shareholders and ICG pursuant to this section shall be made in proportion to the Escrow Allocation.

     8.11 Actions of the Shareholders' Agent. A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target shareholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Target shareholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Agent.

     8.12 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim that Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall notify the Shareholders' Agent of such claim, and the Shareholders' Agent and the Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Acquiror shall have the right in its sole discretion to settle any such claim; provided, however, that Acquiror may not effect the settlement of any such claim without the consent of the Shareholders' Agent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that the Shareholders' Agent has consented to any such settlement, the Shareholders' Agent shall have no power or authority to object under Sections 8.6 or 8.7 or any other provision of this Article VIII to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.

     8.13 Allocation of Liability and Remedies. The liability of any Former Target Shareholder or, with respect to the ICG Debt Escrow Shares, ICG, for damages under this Article VIII shall be several and not joint, and any assertion of Damages against any Former Target Shareholder or ICG, as applicable, may only be made pro rata based on the percentage of Escrow Shares attributable to each Former Target Shareholder or ICG, as applicable, as set forth in the Escrow Allocation, or based on the allocation set forth in Section 8.2(a) with respect to Specified Matters. Except as expressly set forth in this
Article VIII, no former shareholder, optionholder, warrantholder, director, officer, employee or agent of Target shall have any personal liability to Acquiror or the Surviving Corporation after the Closing in connection with the Merger; provided, however, that nothing herein limits any potential remedies and liabilities of Acquiror or the Surviving Corporation, arising under applicable state and federal laws against any security holder, director, officer, employee or agent of Target with respect to that person's commission of fraud or intentional misrepresentation.

     8.14 Payments Net of Insurance Proceeds. For the purposes of the indemnity provided for in this Article VIII, any Damages hereunder shall be determined on the basis of the net effect after giving effect to any actual cash payments, setoffs or recoupment or any payments in each case actually received, realized or retained by the Indemnified Person as a result of any event giving rise to a claim for such indemnification. The amount of any Damages for which indemnification is provided hereunder shall be net of any amount actually recovered by the Indemnified Person under insurance policies with respect to such Damages. To the extent that an Indemnified Person has rights under insurance policies or similar rights in respect of any Damages it shall use its reasonable efforts to exercise such rights.

     8.15 Reinstatement of Claims. If at any time, or from time to time, (i) Escrow Shares are distributed to Acquiror pursuant to this Article VIII in respect of one or more claims for Damages in connection with any Specified Matter (a "Specified Claim") and (ii) any Indemnified Person makes a claim for Damages in connection with a matter other than a Specified Matter and the amount to which such Indemnified Person is entitled is determined in accordance with this Article VIII subsequent to any distribution referred to in clause (i) of this sentence (a "Subsequently Determined Non-Specified Claim"), then upon notice from Acquiror to the Escrow Agent and the Shareholders' Agent:

          (a) a portion of such Escrow Shares so distributed to Acquiror (on a pro rata basis in accordance with the values of such Escrow Shares (determined as set forth below)) with an aggregate value (determined as set forth below) as of the date on which the amount to which such Indemnified Person is entitled is determined in accordance with this Article VIII equal to the lesser of the amount of such Subsequently Determined Non-Specified Claim and the aggregate value (determined as set forth below) of such distributed Escrow Shares as of such date (such lesser amount being referred to as the "Deemed Amount") shall be deemed to have been distributed in respect of such Subsequently Determined Non-Specified Claim and shall be deemed not to have been distributed in connection with such Specified Claim, and

          (b) the applicable Indemnified Person shall thereupon be entitled to exercise its remedies hereunder in respect of Damages in connection with such Specified Claim in an amount equal to the Deemed Amount.

For purposes of this Section 8.15, as of any date, the value of each Escrow Share distributed to Acquiror in connection with a Specified Claim shall be equal to the Acquiror Closing Stock Price.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        (a) if to Acquiror or Merger Sub, to:

        i2 Technologies, Inc.
        One i2 Place
        11701 Luna Road
        Dallas, Texas 75234
        Attention: Corporate Counsel
        Facsimile No.: (469) 357-6566
        Telephone No.: (469) 357-1000

        with a copy to:

        Brobeck, Phleger & Harrison LLP
        4801 Plaza on the Lake
        Austin, Texas 78746
        Attention: Ronald G. Skloss
        Facsimile No.: (512) 330-4001
        Telephone No.: (512) 330-4000

        (b) if to Target, to:

        RightWorks Corporation
        1075 E. Brokaw Road
        San Jose, CA 95131
        Attention: Mary Coleman
        Facsimile No.: (408) 437-3925
        Telephone No.: (408) 579-4000

        with a copy to:

        Cooley Godward LLP
        One Maritime Plaza, 20th Floor
        San Francisco, CA 94111-3580
        Attention: Kenneth L. Guernsey
        Facsimile No.: (415) 951-3699
        Telephone No.: (415) 693-2000

        (c) if to the Shareholders' Agent, to:

        Kenneth A. Fox
        c/o Internet Capital Group
        One Market Street, Spear Tower
        Eighteenth Floor
        San Francisco, CA 94105
        Facsimile No.: (415) 343-3740
        Telephone No.: (415) 343-3700
        with a copy to:

        Cooley Godward LLP
        One Maritime Plaza, 20th Floor
        San Francisco, CA 94111-3580
        Attention: Kenneth L. Guernsey
        Facsimile No.: (415) 951-3699
        Telephone No.: (415) 693-2000

     9.2 Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March 8, 2001. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Non-Disclosure Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Article I, Sections 5.14 and 5.16 and Article VIII of this Agreement.

     9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of any court located within the State of Texas or the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Texas or the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Merger Sub may assign its rights and obligations under this Agreement to any other wholly-owned subsidiary of Acquiror without the prior consent of Target. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     9.10 Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Northern District of Texas or for the Northern District of California or in any Texas State court or California State court, this being in addition to any other remedy to which they are entitled at law or in equity.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                            i2 TECHNOLOGIES, INC.

                                            By:    /s/ ROBERT C. DONOHOO
                                              ----------------------------------
                                                Name: Robert C. Donohoo
                                                Title: Vice President &
                                                       Corporate Counsel

                                            RIGHTWORKS CORPORATION

                                            By:     /s/ MARY E. COLEMAN
                                              ----------------------------------
                                                Name: Mary E. Coleman
                                                Title: Chief Executive Officer

                                            ROME MERGER CORP.

                                            By:    /s/ ROBERT C. DONOHOO
                                              ----------------------------------
                                                Name: Robert C. Donohoo
                                                Title: Vice President &
                                                       Corporate Counsel

            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "Agreement") is made and entered into as of March 8, 2001, between i2 Technologies, Inc., a Delaware corporation ("Acquiror"), and the undersigned shareholder ("Shareholder") of RightWorks Corporation, a California corporation ("Target").

                                    RECITALS

     A. Concurrently with the execution of this Agreement, Acquiror, Rome Merger Corp., a California corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and Target are entering into an Agreement and Plan of Reorganization (as the same may be amended from time to time, (the "Reorganization Agreement") providing for the merger of Merger Sub with and into Target (the "Merger"), on the terms and subject to the conditions set forth therein. By virtue of the Merger, the outstanding shares of capital stock of Target will be converted into the right to receive shares of Acquiror Common Stock on the basis described in the Reorganization Agreement. Unless otherwise indicated, capitalized terms not defined herein have the meanings set forth in the Reorganization Agreement.

     B. Shareholder is the record holder and beneficial owner of such number and class of shares of the outstanding capital stock of Target as is indicated on the final page of this Agreement under the heading "Total Number of Shares of Target Capital Stock Owned on the Date Hereof" (the "Shares").

     C. As a material inducement to enter into the Reorganization Agreement, Acquiror is requiring that Shareholder agree to enter into this Agreement.

     NOW, THEREFORE, intending to be legally bound, Acquiror and Shareholder agree as follows:

     1. Agreement to Vote Shares; Additional Purchases.

     1.1 Agreement to Vote Shares. At every meeting of the shareholders of Target called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of Target with respect to any of the following, Shareholder shall vote or cause to be voted the Shares and any New Shares(as defined below) (i) in favor of (x) adoption of the Reorganization Agreement and approval of the Merger, and (y) any matter that is required for Target to ensure the satisfaction of the conditions precedent to the consummation of the Merger; and (ii) against any competing Takeover Proposal (collectively, "Covered Matters"); provided, however, than no provision of this Agreement shall be deemed to require Shareholder to exercise any options, warrants or similar instruments.

     1.2 Additional Share Purchases. Shareholder agrees that any shares of capital stock of Target that Shareholder purchases or with respect to which Shareholder otherwise acquires record or beneficial ownership ("New Shares") after the execution of this Agreement and prior to the Expiration (as hereinafter defined) (including through the exercise of any stock options, warrants or similar instruments) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Irrevocable Proxy. Contemporaneously with the execution of this Agreement, Shareholder is delivering to Acquiror a duly executed proxy in the form attached hereto as Annex I (the "Proxy"), which shall be irrevocable, with respect to each and every meeting of the shareholders of the Company or action or approval by written resolution of the shareholders of the Company prior to the Expiration relating to the Covered Matters, such Proxy to cover all Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent. The parties agree that, by reason of the Reorganization Agreement, the Proxy is a proxy coupled with an interest.

     3. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Acquiror as follows:

          (i) Shareholder is the record and beneficial owner of, or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Shares, which at the date hereof are, and at all times prior to the Expiration shall be, free and clear of any liens, claims, options, charges or other encumbrances other than (A) repurchase rights in favor of Target for unvested shares and (B) to the extent such circumstances do not impair Shareholder's ability to comply with its obligations hereunder. Shareholder has the sole right to vote the Shares with respect to the Covered Matters, and except as contemplated by this Agreement, none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares with respect to the Covered Matters;

          (ii) Shareholder does not own, either beneficially or of record, any shares of capital stock of Target other than the Shares (excluding (x) shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law, (y) shares which Shareholder has the right to acquire pursuant to options granted to Shareholder by Target and (z) shares which Shareholder has the right to acquire pursuant to outstanding warrants); and

          (iii) Shareholder has all requisite power, authority and legal capacity to execute this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. Shareholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms. The execution and delivery by Shareholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, materially amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares or New Shares are or will be bound or affected. If Shareholder is a natural person and is married and the Shares constitute community property of Shareholder or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder's spouse, enforceable against such spouse in accordance with its terms.

     4. Covenants of Shareholder. Shareholder hereby covenants to and agrees with Acquiror as follows:

          (i) Shareholder agrees not to directly or indirectly, offer, sell, assign, transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee shall agree to be bound hereby), encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of (including by gift), any Shares, New Shares or any securities convertible into or exercisable or exchangeable for Shares or New Shares or publicly disclose the intention to make any such offer, sale, assignment, transfer, pledge, grant or disposal, or deposit any Shares or New Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to the voting of any Shares or New Shares, other than pursuant to the Proxy or the Reorganization Agreement or in a manner that would not impair or otherwise affect Shareholder's ability to comply with its obligations under this Agreement;

          (ii) Shareholder undertakes and agrees to indemnify and hold harmless Acquiror, Target, and each of their respective current and future officers and directors and each person, if any, who now and hereafter controls or may control Acquiror or Target within the meaning of the Securities Act (each an "Indemnified Person") from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses ("Claims") based upon, arising out of or resulting from any breach or nonfulfillment of any undertaking, covenant or agreement made herein by Shareholder, or caused by or attributable to Shareholder, or Shareholder's agents or employees, or representatives, brokers, dealers and/or underwriters insofar as they are acting on behalf of and in accordance with the instruction of or with the knowledge of Shareholder, in connection with or relating to any offer, sale, pledge, transfer or other disposition of any of the Shares by or on behalf of Shareholder, which claim or claims result from any breach or nonfulfillment as set forth above. The indemnification set forth herein shall be in addition to any liability that Shareholder may otherwise have to the Indemnified Persons;

          (iii) Promptly after receiving definitive notice of any Claim in respect of which an Indemnified Person may seek indemnification under this Agreement, such Indemnified Person shall submit notice thereof to Shareholder. The omission by the Indemnified Person so to notify Shareholder of any such Claim shall not relieve Shareholder from any liability Shareholder may have hereunder except to the extent that (a) such liability was caused or increased by such omission, or (b) the ability of Shareholder to reduce or defend against such liability was adversely affected by such omission. The omission of the Indemnified Person so to notify Shareholder of any such Claim shall not relieve Shareholder from any liability Shareholder may have otherwise than hereunder. The Indemnified Persons and Shareholder shall cooperate with and assist one another in the defense of any Claim and any action, suit or proceeding arising in connection therewith; and

          (iv) Shareholder understands and agrees that if Shareholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Target shall not, and Shareholder hereby unconditionally and irrevocably instructs Target to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or record such vote unless and until Shareholder shall have complied with the terms of this Agreement.

     5. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver all additional documents necessary or desirable, in the reasonable opinion of Acquiror, to carry out the purpose and intent of this Agreement. Shareholder also agrees that all the shares of Acquiror Common Stock issued in the Merger (including any cash paid in lieu of fractional shares) shall be deemed to satisfy all rights pertaining to the Target Capital Stock and any other rights or agreements relating thereto shall be of no further force or effect, except as otherwise contemplated by the Merger Agreement.

     6. No Solicitation. Shareholder will not take, directly or indirectly (including through any officer, director, agent, employee, controlled affiliate, attorney, accountant, financial adviser or other representatives or any of their respective associates (collectively, "Representatives") of Shareholder), and Shareholder will use his best efforts to cause Target and its Representatives not to (directly or indirectly) (i) solicit, initiate or encourage any inquiries or proposals that constitute, or would reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of all or substantially all of the assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Target or any asset of Target, the absence of which would materially diminish the value of the Merger to Acquiror or the benefits expected by Acquiror to be realized from the Merger, other than the transactions contemplated by the Reorganization Agreement (any of the foregoing inquiries or proposals being referred to as a "Takeover Proposal"); (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Takeover Proposal; or (iii) agree to, approve or recommend any Takeover Proposal; provided, however,that nothing contained in this Agreement shall prohibit any member of the Board of Directors of Target from complying with Rule 14e-2(a) promulgated under the Exchange Act or from making such disclosures to Target's shareholders as in the good faith judgment of Target's Board of Directors is required under applicable Law, in each case in a manner consistent with Shareholder's obligations under this Section 6. Without limiting the foregoing provisions, if any such proposal or offer (formal or informal, oral, written or otherwise), or any inquiry or contact with any Person regarding a Takeover Proposal is made or is outstanding on or after the date hereof, Shareholder shall notify Acquiror (such notice to include the identity of the Person proposing such Takeover Proposal and the material terms thereof), and shall keep Acquiror fully apprised, on a current basis, of the status and material terms of any such Takeover Proposal and of any modifications to the material terms thereof. Shareholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties other than Acquiror conducted heretofore with respect to any Takeover Proposal. Each party to this Agreement acknowledges that this Section 5 was a significant inducement for Acquiror to enter into the Reorganization Agreement and the absence of such provision would have resulted in either (i) a material reduction in the Merger consideration to be paid to Shareholder and other shareholders of Target or (ii) a failure to induce Acquiror to enter into the Reorganization Agreement. As used herein, the term "Person" means any association, bank, business trust, corporation, estate, general partnership, governmental authority, individual, joint stock company, joint venture, labor union, limited liability company, limited partnership, non-profit corporation, professional association, professional corporation, trust, or any other organization or entity.

     7. Consent and Waiver. Shareholder hereby gives any consents or waivers under the terms of any agreements to which Shareholder is a party or pursuant to any other rights Shareholder may have which are required for Target to ensure satisfaction of the conditions precedent to the consummation of the Merger; provided that the foregoing shall not be deemed to constitute Shareholder's consent to the Merger or the Reorganization Agreement, which consent shall only be effected in connection with a meeting of Target's shareholders or a written consent in lieu thereof.

     8. Affiliate Agreement. If, at the time the Reorganization Agreement is submitted for adoption by the shareholders of the Company, Shareholder may be deemed an "affiliate" of Target for purposes of Rule 145 under the Securities Act, Shareholder shall deliver to Acquiror at or prior to the Closing a written agreement substantially in the form attached as Exhibit G to the Reorganization Agreement.

     9. Termination. This Agreement (other than Section 10, which shall survive indefinitely) shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement or (ii) such date and time as the Reorganization Agreement shall have been terminated in accordance with its terms (the earlier to occur of (i) and (ii) is referred to herein as the "Expiration").

     10. Confidentiality. Shareholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person, in each case, until such time as the Merger has been publicly disclosed by Acquiror or Shareholder is legally compelled to disclose such information.

     11. Miscellaneous.

     11.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     11.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties hereto without prior written consent of the other party hereto.

     11.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     11.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

     11.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and deemed to be sufficient if delivered in person, by telecopy or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or nationally-recognized courier (prepaid) to the respective parties as follows:

        If to Acquiror to:

        i2 Technologies, Inc.
        11701 Luna Road
        Dallas, Texas 78234
        Facsimile No.: (469) 357-6700
        Attn: Corporate Counsel

        With a copy to:

        Brobeck, Phleger & Harrison LLP
        4801 Plaza on the Lake
        Austin, Texas 78746
        Facsimile No.: (512) 330-4001
        Attn: Ronald G. Skloss

        If to Shareholder: To the address for notice set forth on the last page hereof.

        With a copy to:

        Cooley Godward LLP
        One Maritime Plaza, 20th Floor
        San Francisco, California 94111-3580
        Facsimile No.: (415) 951-3699
        Attn.: Kenneth L. Guernsey

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

     11.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California. Each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of any court located within Dallas County, Texas, or San Francisco County, California in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California or the State of Texas for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process. EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT.

     11.7 Reorganization Agreement. Shareholder acknowledges that Shareholder will receive the shares of Acquiror Common Stock that Shareholder will obtain in connection with the Merger subject to the terms and conditions of the Reorganization Agreement. In particular, but not by way of limitation of the foregoing, Shareholder acknowledges that the Reorganization Agreement contains a provision to the effect that (i) the shareholders of Target shall, severally and not jointly, on a pro rata basis based on their proportionate ownership interests in Target, indemnify, defend and hold Shareholders' Agent harmless from and against any loss, damage, tax, liability and expense that may be incurred by Shareholders' Agent arising out of or in connection with the acceptance or administration of Shareholders' Agent's duties, except as caused by Shareholders' Agent's gross negligence or willful misconduct, including the legal costs and expenses of defending such Shareholders' Agent against any claim or liability in connection with the performance of Shareholders' Agent's duties, and (ii) Shareholders' Agent shall be entitled, but not limited to, such indemnification from the Escrow Fund prior to any distribution thereof to Shareholder, but after any distributions therefrom to Acquiror.

     11.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     11.9 Legal Counsel. Shareholder acknowledges that Shareholder has had the opportunity to consult with Shareholder's personal attorney prior to entering into this Agreement.

     11.10 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of Acquiror and Shareholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. As a consequence, Acquiror and Shareholder do not believe that any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive the application and benefit of any such laws or rules.

     11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     11.12 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     11.13 Capacity. Shareholder's obligations hereunder, except for obligations in Section 6 (No Solicitation), are strictly in Shareholder's capacity as a shareholder of Target, and no such obligation shall affect Shareholder or any of Shareholder's affiliates in their capacity as an officer or director of Target.

     IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the date and year first above written.

i2 TECHNOLOGIES, INC.                           SHAREHOLDER
By:
--------------------------------------------    --------------------------------------------
                                                (Signature)
Name:
--------------------------------------------    --------------------------------------------
                                                (Signature of Spouse)
Title:
--------------------------------------------    --------------------------------------------
                                                (Print Name of Shareholder)
                                                --------------------------------------------
                                                (Print Street Address)
                                                --------------------------------------------
                                                (Print City, State and Zip)
                                                --------------------------------------------
                                                (Print Telephone Number)
                                                --------------------------------------------
                                                (Social Security or Tax I.D. Number)

Total Number of Target Capital Stock Owned on the Date Hereof:
Class A Common Stock:
--------------------------------------------------------------------------------
Class B Common Stock:
--------------------------------------------------------------------------------
Series A Preferred Stock:
--------------------------------------------------------------------------------
Series B Preferred Stock:
--------------------------------------------------------------------------------
State or Country of Residence:
--------------------------------------------------------------------------------

                    ***SIGNATURE PAGE TO VOTING AGREEMENT***

                                    ANNEX I

                               IRREVOCABLE PROXY

     The undersigned shareholder of RightWorks Corporation, a California corporation ("Target"), hereby irrevocably (to the fullest extent permitted by the California Corporations Code (the "CCC")) appoints Claudio Osorio and David Becker, the Executive Vice President and Vice President -- Finance, respectively, of i2 Technologies, Inc., a Delaware corporation ("Acquiror"), and each of them, or any other designee of Acquiror, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the outstanding shares of capital stock of Target that now are or hereafter may be owned beneficially or of record by the undersigned, and any and all other shares or securities of Target issued or issuable in respect thereof, or otherwise acquired by the undersigned on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares owned beneficially or of record by the undersigned shareholder of Target as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares with respect to the Covered Matters (as defined below) are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares with respect to the Covered Matters until after the Expiration (as defined below).

     This Irrevocable Proxy is irrevocable (to the fullest extent provided by the CCC), is coupled with an interest and is granted in consideration of Acquiror entering into the Agreement and Plan of Reorganization dated as of March 8, 2001 by and among Acquiror, Rome Merger Corp, a California corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and Target (the "Reorganization Agreement"), which agreement provides for the merger of Merger Sub with and into Target (the "Merger"). As used herein, the term "Expiration" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement, and (ii) the termination of the Reorganization Agreement in accordance with its terms. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Reorganization Agreement.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the CCC), at every annual, special or adjourned meeting of the shareholders of Target, and in every written consent in lieu of such meeting as follows: (i) in favor of (x) adoption of the Reorganization Agreement and approval of the Merger, and (y) any matter that is required for Target to ensure the satisfaction of the conditions precedent to the consummation of the Merger; and (ii) against any competing Takeover Proposal (collectively, the "Covered Matters").

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     THIS IRREVOCABLE PROXY IS COUPLED WITH AN INTEREST AS AFORESAID AND IS IRREVOCABLE.

Dated: __________, 2001

                                            SHAREHOLDER

                                            ------------------------------------
                                            (Signature)

                                            ------------------------------------
                                            (Signature of Spouse)

                                            ------------------------------------
                                            (Print Name of Shareholder)

                                            ------------------------------------
                                            (Print Street Address)

                                            ------------------------------------
                                            (Print City, State and Zip)

                                            ------------------------------------
                                            (Print Telephone Number)

                                            ------------------------------------
                                            (Social Security or Tax I.D. Number)

Total Number of Target Capital Stock Owned on the Date Hereof:
Class A Common Stock:
--------------------------------------------------------------------------------
Class B Common Stock:
--------------------------------------------------------------------------------
Series A Preferred Stock:
--------------------------------------------------------------------------------
Series B Preferred Stock:
--------------------------------------------------------------------------------
State or Country of Residence:
--------------------------------------------------------------------------------

                 *** SIGNATURE OF PAGE TO IRREVOCABLE PROXY***

                                                                         ANNEX C

                            FORM OF ESCROW AGREEMENT

     THIS ESCROW AGREEMENT (this "Agreement") is made as of this ____ day of ________, 2001, by and among Mellon Investor Services LLC, a New Jersey limited liability company ("Escrow Agent"), i2 Technologies, Inc., a Delaware corporation ("Acquiror"), and Kenneth A. Fox, as agent (the "Shareholders' Agent") of the former shareholders of RightWorks Corporation, a California corporation ("Target").

                                    RECITALS

     A. Acquiror, Rome Merger Corp., a Delaware corporation ("Merger Sub"), and Target have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 8, 2001, providing for the merger of Merger Sub with and into Target (the "Merger"). Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation." Capitalized terms and used but not otherwise defined herein shall have their respective meetings set forth in the Reorganization Agreement.

     B. Pursuant to the Reorganization Agreement, an escrow fund (the "Escrow Fund") will be established to compensate Acquiror for certain damages arising out of any misrepresentation or breach or default in connection with any of the representations, warranties, covenants and agreements given or made by Target in the Reorganization Agreement, or any exhibit or schedule to the Reorganization Agreement and for damages resulting from other specified matters.

     C. The attached Annex A is a copy of certain provisions of the Reorganization Agreement that set forth certain of the duties of the parties hereto in connection with the establishment and future liquidation of the Escrow Fund.

     D. The Shareholders' Agent has been constituted as agent for and on behalf of the former shareholders of Target (each, individually a "Shareholder" and, collectively, the "Shareholders") to undertake certain obligations specified in Annex A.

     E. The Reorganization Agreement provides for an Escrow Fund of ________ shares (the "Escrow Shares") of Acquiror's common stock, par value $0.00025 per share ("Acquiror Common Stock"), such Escrow Fund to be held by the Escrow Agent.

     F. The parties hereto desire to set forth further terms and conditions in addition to those set forth in Annex A relating to the operation of the Escrow Fund.

     NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

     1. Escrow and Escrow Shares. Pursuant to the Reorganization Agreement, Acquiror shall deposit in escrow with the Escrow Agent, as escrow agent, promptly after the date of filing of the Agreement of Merger pursuant to the Reorganization Agreement (the "Effective Time"), a stock certificate or certificates representing the Escrow Shares which shall be registered in the name of the Escrow Agent as nominee for the beneficial owners of such shares. Acquiror shall promptly notify the Escrow Agent in writing of the Effective Time. The Escrow Shares shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of Annex A and this Agreement. The Escrow Agent shall have no duty to confirm or verify the accuracy of the amount of any Escrow Shares deposited with it hereunder. The number of Escrow Shares beneficially owned by each Shareholder, the percentage interest of each Shareholder in the Escrow Fund, the address of each Shareholder and the taxpayer identification number of each Shareholder are set forth in Annex B attached hereto.

     2. Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein and in Annex A (collectively, the "Duties"), in accordance with the terms and conditions of this Agreement and Annex A. Acquiror, Target and the

Shareholders' Agent shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in Annex A, in accordance with the terms hereof and thereof. In the event that the terms of this Agreement conflict in any way with the provisions of Annex A, Annex A shall control.

     3. Escrow Period. The escrow shall terminate as provided in Paragraph 4 of Annex A.

     4. Duties of the Escrow Agent. In addition to the Duties set forth in Annex A, the Duties of the Escrow Agent shall include the following:

          (a) The Escrow Agent shall hold and safeguard the Escrow Shares during the Escrow Period, shall treat such Escrow Fund in accordance with the terms of this Agreement and Annex A and not as the property of Acquiror, and shall hold and dispose of the Escrow Shares only in accordance with the terms hereof and of Annex A.

          (b) The Escrow Shares shall be voted by the Escrow Agent in accordance with the written instructions received by the Escrow Agent from the beneficial owners of such Escrow Shares. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such Escrow Shares. The Escrow Agent need not forward proxy information, annual or other reports or other information received from Acquiror with respect to the Escrow Shares.

          (c) Promptly following termination of the Escrow Period as set forth in Paragraph 4 of Annex A, and upon receipt by the Escrow Agent of an Officer's Certificate to such effect, the Escrow Agent shall deposit with Acquiror's stock transfer agent (which is, as of the date hereof, ChaseMellon Shareholder Services, L.L.C.) the number of Escrow Shares and other property in the Escrow Fund in excess of the amount of such Escrow Shares or other property (as set forth in such Officer's Certificate) as being sufficient to satisfy any unsatisfied claims specified in any Officer's Certificate delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period. Promptly upon the Escrow Agent's receipt of an Officer's Certificate stating that all claims referenced above in this paragraph have been resolved, and in no event later than 10 days after such time, the Escrow Agent shall cause such transfer agent to deliver to such Shareholders all of the Escrow Shares and other property remaining in the Escrow Fund and not required to satisfy such claims and expenses as set forth in such Officer's Certificate. Each Shareholder shall receive that number of Escrow Shares equivalent to such Shareholder's percentage interest in the Escrow Fund as set forth in Annex B.

          (d) For the purpose of compensating Acquiror for its Damages (as defined in Annex A) pursuant to this Agreement and the Reorganization Agreement, each share of Acquiror Common Stock in the Escrow Fund shall be valued at the average closing "sale" price of a share of Acquiror Common Stock for the ten (10) most recent trading days that Acquiror Common Stock has traded ending on the third trading day immediately preceding the closing of the transactions contemplated by the Reorganization Agreement (the "Closing") (the date on which the Closing shall occur being the "Closing Date"), as reported on the Nasdaq National Market (such average price being the "Acquiror Closing Stock Price"). Within five (5) business days after the Effective Time, Acquiror shall set forth the Acquiror Closing Stock Price in an Officer's Certificate delivered to the Escrow Agent. If the value to be distributed to Acquiror (or to any Shareholder upon a termination of the escrow) is not evenly divisible by the Acquiror Closing Stock Price, Acquiror shall round down the number of shares to be distributed to the next highest number of shares and deliver to the Escrow Agent an Officer's Certificate requesting that such shares be distributed and the Escrow Agent shall request the transfer agent of the Escrow Shares to distribute such number. In lieu of the fractional interest not distributed, Acquiror shall furnish to the Escrow Agent, and the Escrow Agent (or such stock transfer agent) in turn will distribute to Acquiror or such Shareholder, cash equal to such fractional interest times the Acquiror Closing Stock Price. The Escrow Agent shall have no duty or obligation with respect to the preceding sentence unless and until it has received specific instructions (and sufficient cash, if required) from Acquiror with respect to its duties and obligations under such sentence. Acquiror shall be deemed to have purchased such fractional interests with respect to which it has furnished funds to the Escrow Agent. Accordingly, the Escrow Agent, upon receipt of such funds, shall deliver the corresponding number of shares to Acquiror. In all events, Acquiror shall so purchase only a whole number of shares. Any cash so received from Acquiror and not so immediately distributed by the Escrow Agent shall be retained by the Escrow Agent as part of the Escrow Fund, but shall not be invested.

     5. Distribution. Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Acquiror capital stock received by the Escrow Agent upon a stock split or stock dividend) shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates, by check mailed via first class mail, to the Shareholders at their addresses, and in the percentage interests, set forth in Annex B. Any shares of Acquiror Common Stock received by the Escrow Agent upon a stock split made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Any provision hereof or of Annex A shall be adjusted to appropriately reflect any stock split or reverse stock split.

     6. Exculpatory Provisions.

     (a) The Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in Annex A and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any action taken, suffered or omitted hereunder as escrow agent except for gross negligence or willful misconduct. The Escrow Agent shall, in no case or event be liable for any representations or warranties of Target.

     (b) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or arbitrations as provided in Paragraph 7 of Annex A, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or rulings of any arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court or such ruling of any arbitrator, the Escrow Agent shall be fully protected and shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree or arbitrators' ruling being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

     (c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

     (d) The Escrow Agent shall not be liable for the expiration or outlawing of any rights under any statute of limitations with respect to the Reorganization Agreement, this Agreement or any documents deposited with the Escrow Agent.

     (e) In performing any duties under this Agreement, the Escrow Agent shall not be liable to any person or entity for damages, claims, liabilities, penalties, settlements, judgments, costs, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent (which for all purposes of any section of this Agreement as it pertains to the Escrow Agent shall be finally determined by a court of competent jurisdiction). Any liability of the Escrow Agent under this Agreement shall be limited to the amount of fees paid to the Escrow Agent hereunder. The Escrow Agent shall not incur any liability for any action taken, suffered or omitted in reliance upon any instrument, including any written statement, memorandum or affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with legal counsel in connection with the Escrow Agent's duties under this Agreement and the Escrow Agent shall be fully protected and shall incur no liability with respect to any action taken, suffered, or omitted by it in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person or entity acting or purporting to act on behalf of Acquiror. The

Escrow Agent shall have the right to perform any of its duties hereunder through agents, custodians or nominees, and the Escrow Agent shall not be liable or responsible for any misconduct or negligence on the part of any such agent, custodian or nominee absent gross negligence or willful misconduct faith on the part of the Escrow Agent in the selection and continued employment thereof.

     (f) In no event shall the Escrow Agent be liable for special, indirect, incidental, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits) even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

     (g) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any entity to which substantially all the business of the Escrow Agent may be transferred, shall be the Escrow Agent under this Agreement without further act.

     7. Alteration of Duties. The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

     8. Resignation and Removal of the Escrow Agent. The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least 30 days' prior written notice to each of Acquiror and the Shareholders' Agent, such resignation to be effective 30 days following the date such notice is given. In addition, Acquiror and the Shareholders' Agent may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument executed by Acquiror and the Shareholders' Agent (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be an entity organized under the laws of the United States of America or of any State thereof having (or if such entity is a member of a bank company, its bank holding company has) a combined capital and surplus of not less than $50,000,000, shall, within 30 days of receipt of such notice or instrument, be appointed by the Shareholders' Agent with the approval of Acquiror, which approval shall not be unreasonably withheld. If the Shareholders' Agent and Acquiror fail to agree upon a successor escrow agent within such time, Escrow Agent shall have the right to appoint a successor escrow agent or apply to a court of competent jurisdiction for appointment of a successor escrow agent. Any such successor escrow agent shall deliver to Acquiror and the Shareholders' Agent a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder and shall be entitled to receive the Escrow Fund. Upon appointment of a successor escrow agent, Escrow Agent shall be discharged from any further duties and liability under this Agreement.

     9. Further Instruments. If the Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

     10. Disputes. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to act in accordance with, and in reliance upon, the terms hereof and of Annex A.

     11. Escrow Fees and Expenses. Acquiror shall pay the Escrow Agent such fees as are established by the Fee Schedule attached hereto as Annex C.

     12. Indemnification. In consideration of the Escrow Agent's acceptance of this appointment, Acquiror and the Shareholders' Agent, on behalf of the Shareholders of Target and not individually, jointly and severally, agree to indemnify and hold the Escrow Agent harmless as to any and all suits, claims, actions, judgments, losses, liabilities, fees, costs, expenses, fines, settlements, penalties, demands, damages or other charges incurred by it to any person or entity by reason of its having accepted such appointment or in carrying out the terms hereof and of Annex A, and to reimburse the Escrow Agent for all its costs and expenses, including, among other things, counsel fees and expenses, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity need be paid in case of the Escrow Agent's gross negligence or willful misconduct.

     13. General.

     (a) All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        To Acquiror:

        i2 Technologies, Inc.
        11701 Luna Road
        Dallas, Texas 75234
        Facsimile: (469) 357-6566
        Attention: Corporate Counsel

        With a copy to:

        Brobeck, Phleger & Harrison LLP
        4801 Plaza on the Lake
        Austin, TX 78746
        Facsimile: (512) 330-4001
        Attention: Ronald G. Skloss

        To the Shareholders' Agent:

        Kenneth A. Fox
        c/o Internet Capital Group
        One Market Street, Spear Tower
        Eighteenth Floor
        San Francisco, CA 94105
        Facsimile: (415) 343-3740

        With a copy to:

        Cooley Godward LLP
        One Maritime Plaza, 20th Floor
        San Francisco, CA 94111-3580
        Facsimile: (415) 951-3699
        Attention: Kenneth L. Guernsey

        To the Escrow Agent:

        Mellon Investor Services LLC
        2323 Bryan Street, Suite 2300
        Dallas, TX 75201
        Attention: Relationship Manager

        With a copy to:

        Mellon Investor Services LLC
        85 Challenger Road
        Ridgefield Park, NJ 07660
        Attention: General Counsel

or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to the Escrow Agent shall be effective only upon receipt.

     (b) The Officer's Certificate may be signed by the Chief Financial Officer or Secretary of Acquiror.

     (c) The captions in this Escrow Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Escrow Agreement.

     (d) This Escrow Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

     (e) No party may, without the prior express written consent of each other party, assign this Escrow Agreement in whole or in part. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

     (f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Texas as applied to contracts made and to be performed entirely within the State of Texas. The parties to this Escrow Agreement hereby agree to submit to personal jurisdiction in the State of Texas; provided, however, that all provisions regarding the rights, duties and obligations of Escrow Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

     14. Interpleader. The Escrow Agent shall be under no duty to institute or defend any proceeding unless the subject of such proceeding is part of its duties hereunder. In the event of any dispute between the parties to this Escrow Agreement, or between any of them and any other person or entity, resulting in adverse claims or demands being made upon any of the Escrow Funds, or in the event that the Escrow Agent, in good faith, is in doubt as to what action it should take hereunder, the Escrow Agent may, at its option, file a suit as interpleader in a court of appropriate jurisdiction, or refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such dispute shall continue or such doubt shall exist. The Escrow Agent shall be entitled to continue so to refrain from acting until (i) the rights of all parties have been fully and finally adjudicated by a court of appropriate jurisdiction or (ii) all differences and doubt shall have been resolved by agreement among all of the interested persons or entities, and the Escrow Agent shall have been notified thereof in writing signed by all such persons or entities. The rights of the Escrow Agent under this Section are cumulative of all other rights which it may have by law or otherwise.

     15. Tax Reporting Matters. The Acquiror and the Shareholders' Agent on behalf of the Shareholders agree to provide the Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, "Tax Reporting Documentation") to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Code, as it may be amended from time to time, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement. The Escrow Agent need not make any distribution of all or any portion of the Escrow Fund to any person or entity until such person or entity has furnished to the Escrow Agent such Tax Reporting Documentation as the Escrow Agent may reasonably require.

                     [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

                                            MELLON INVESTOR SERVICES LLC,
                                            as Escrow Agent

                                            By:
                                              ----------------------------------
                                            Name:
                                            Title:

                                            i2 TECHNOLOGIES, INC.

                                            By:
                                              ----------------------------------
                                            Name:
                                            Title:

                                            SHAREHOLDERS' AGENT

                                            ------------------------------------
                                            Name: Kenneth A. Fox

                      [SIGNATURE PAGE TO ESCROW AGREEMENT]

                                    ANNEX A

                           ESCROW AND INDEMNIFICATION

     Capitalized terms used but not otherwise defined herein shall have their respective meanings set forth in the foregoing Escrow Agreement (the "Agreement").

     1. Indemnification.

     (a) Subject to the limitations set forth in this Annex A or Article VIII of the Reorganization Agreement, the shareholders of Target, severally and not jointly, have agreed (pursuant to the Reorganization Agreement) to indemnify and hold harmless Acquiror and its officers, directors, agents, employees and subsidiaries (including the Surviving Corporation), and each person, if any, who controls or may control Acquiror within the meaning of the Securities Act (hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all losses, costs, payments (including satisfaction of appraisal rights), damages, liabilities and expenses arising from claims, demands, actions or causes of action, including, without limitation, reasonable legal fees (collectively, "Damages") arising out of (i) any misrepresentation or breach of or default in performance of any of the representations, warranties, covenants and agreements given or made by Target in the Reorganization Agreement, the Target Disclosure Schedule, any exhibit or schedule to the Reorganization Agreement and in any certificate, schedule, instrument or other document delivered by Target pursuant to the Reorganization Agreement, (ii) any negotiations, settlements and/or proceedings related to any action, suit, proceeding, claim, arbitration or investigation disclosed or required to be disclosed on Section 2.7 of the Target Disclosure Schedule (the "Litigation Damages"), (iii) the Recapitalization Transaction (the "Recapitalization Damages") or (iv) any negotiations, settlements and/or proceedings related to a demand for appraisal rights by a Dissenting Shareholder; provided, however, that with respect to this clause
(iv), Acquiror's Damages (A) shall be equal to the difference, if positive, between the aggregate amount of Damages incurred by Target or the Surviving Corporation with respect to such negotiations, settlements and/or proceedings to all Dissenting Shareholders and the product of (x) the number of shares of Acquiror Common Stock that would have been received by such Dissenting Shareholders had they exchanged their shares of Target Capital Stock multiplied by (y) the Acquiror Closing Stock Price (the "Appraisal Damages") and (B) shall not be payable above the Appraisal Damages applicable to Dissenting Shares representing 5% of the outstanding Target Preferred Stock and Dissenting Shares representing 15% of the outstanding Target Common Stock. The Escrow Fund shall be security for this indemnity obligation subject to the limitations in this Annex A and the Reorganization Agreement. If the Merger is consummated, recovery from the Escrow Fund shall be the exclusive remedy for any breach or default in connection with the Reorganization Agreement, any exhibit thereto or any certificate, schedule, instrument or other document delivered by Target pursuant thereto, absent fraud or intentional misrepresentation and except with respect to the payment of any Appraisal Damages. In the event of fraud or intentional misrepresentation or the payment of any Appraisal Damages (collectively, the "Specified Matters"), each of ICG (with respect to the ICG Debt Escrow Shares (as defined in Paragraph 2) and each of the Former Target Shareholders, severally and jointly, has agreed to be liable to and to indemnify the Indemnified Persons for such person's pro rata portion (with such pro rata portion being equal to such shareholder's percentage of the aggregate number of Acquiror Common Shares issued to the Former Target Shareholders in the Merger and to ICG pursuant to Section 5.19 of the Reorganization Agreement) of the amount of any Damages resulting therefrom, up to the total value of the shares of Acquiror Common Stock received by such shareholder or ICG thereunder, valued at the Acquiror Closing Stock Price. "Damages" as used herein is not limited to matters asserted by third parties, but includes Damages incurred or sustained by Acquiror in the absence of claims by a third party.

     (b) Notwithstanding the foregoing, no indemnification shall be available with respect to Damages arising out of (i) any misrepresentation or breach of any of the representations or warranties given or deemed to have been given by Target as of the Closing Date pursuant to Section 6.3(a) of the Reorganization Agreement or (ii) breach of any covenant or agreement given or made by Target in connection with the Reorganization Agreement, in either case if the facts relating to such misrepresenta-tion or breach were disclosed to Acquiror prior to the Closing Date pursuant to and in accordance with Section 5.9 of the Reorganization Agreement (for avoidance of doubt, any notice pursuant to Section 5.9 of the Reorganization Agreement or otherwise of any misrepresentation or breach of any of the representations or warranties given by Target on the date of the Reorganization Agreement shall not affect or limit any of Acquiror's right to indemnity in this Annex A or Article VIII of the Reorganization Agreement).

     (c) Nothing in this Annex A or the Reorganization Agreement shall limit (i) the liability of Target for any breach of any representation, warranty or covenant if the Merger does not close, (ii) the liability of any Target shareholder, optionholder or warrantholder in connection with any breach by such shareholder, optionholder or warrantholder of any agreement executed by such person in connection with the Reorganization Agreement or the transactions contemplated thereby, including a Voting Agreement, or (iii) Acquiror's rights to specific performance or injunctive relief pursuant to Sections 5.1 and 9.10 of the Reorganization Agreement.

     2. Escrow Fund. As security for the indemnity provided for in Paragraph 1 hereof, the Escrow Shares provided for in Section 1.7(c) and Section 5.19 of the Reorganization Agreement shall be registered in the name of, and be deposited with, Mellon Investor Services LLC, as escrow agent (the "Escrow Agent"), or its nominee, such deposit to constitute an escrow fund to be governed by the terms set forth herein and in the Agreement. The Escrow Fund shall be allocated among the Former Target Shareholders and ICG (with respect to Escrow Shares deposited pursuant to Section 5.19 of the Reorganization Agreement (the "ICG Debt Escrow Shares")) on a pro-rata basis, based on the percentage of the Acquiror Common Shares deposited into the Escrow Fund pursuant to Sections 1.7(c) and 5.19 of the Reorganization Agreement attributable to such shareholder or ICG, as applicable (the "Escrow Allocation") (excluding for purposes of this calculation any Dissenting Shares). Upon compliance with the terms hereof and subject to the provisions of this Annex A and Article VIII of the Reorganization Agreement, Acquiror and the Surviving Corporation shall be entitled to obtain indemnity from the Escrow Fund for Damages covered by the indemnity provided for in Paragraph 1.

     3. Damages Threshold. The Indemnified Persons shall not be entitled to make any claim for indemnification with respect to breaches of Target's representations and warranties set forth in the Reorganization Agreement or in any certificate, schedule, instrument or other document delivered by Target pursuant thereto unless and until the aggregate amount of Damages incurred by the Indemnified Persons collectively with respect to breaches of Target's representations and warranties exceed $1,000,000 (the "Damages Threshold") at which time the Indemnified Persons shall be entitled to recover all Damages incurred with respect to breaches of Target's representations and warranties to the extent but only to the extent that such Damages exceed the Damages Threshold. Notwithstanding the foregoing, in no event shall Damages relating to Specified Matters be subject to the Damages Threshold, and such Damages shall be disregarded in any determination or whether Damages exceed the Damages Threshold.

     4. Escrow Period. The Escrow Fund shall terminate on the first anniversary of the Closing Date (the "Escrow Termination Date"); provided, however, that a portion of the Escrow Shares which is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate (as defined below) delivered to the Escrow Agent prior to the Escrow Termination Date with respect to facts and circumstances existing prior to the Escrow Termination Date shall remain in the Escrow Fund until such claims have been resolved.

     5. Claims upon Escrow Fund.

     (a) Upon receipt by the Escrow Agent on or before the Escrow Termination Date of a certificate signed by the chief financial or chief executive officer of Acquiror (an "Officer's Certificate"):

          (i) stating that Acquiror, the Surviving Corporation or any Indemnified Person has incurred or paid or properly accrued or disclosed (in accordance with GAAP) Damages in an aggregate stated amount with respect to which Acquiror or the Surviving Corporation is entitled to payment from the Escrow Fund pursuant to this Annex A and the Reorganization Agreement; and

          (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was incurred, paid, properly accrued or disclosed (in accordance with GAAP) and the specific nature of the breach to which such item is related, the Escrow Agent shall, subject to the provisions of Paragraphs 6 and 7 of this Annex A, deliver to Acquiror shares of Acquiror Common Stock in an amount necessary to indemnify Acquiror for the full amount of Damages claimed; provided, however, that no shares of Acquiror Common Stock shall be delivered to Acquiror as a result of a claim based upon an accrual or disclosure of Damages until such time as the Acquiror has actually incurred or paid Damages. In determining the amount of any Damage resulting from any misrepresentation, breach or default, any materiality standard contained in the applicable representation, warranty or covenant shall be disregarded. Subject to the provisions of Paragraphs 6 and 7, all shares of Acquiror Common Stock subject to such claims shall remain in the Escrow Fund until the earliest to occur of (A) Damages actually are incurred or paid, (B) Acquiror determines in its reasonable good faith judgment that no Damages will be required to be incurred or paid, or (C) with respect to claims which Acquiror has accrued or disclosed, the earlier of (1) such time as the claims are no longer accrued or disclosed or (2) the expiration of the applicable statute of limitations, in which event such shares shall be distributed in accordance with Paragraph 9.

     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Annex A and the Reorganization Agreement, the Acquiror Common Stock in the Escrow Fund shall be valued at the Acquiror Closing Stock Price. Any compensation or indemnification received by Acquiror under this Annex A and
Article VIII of the Reorganization Agreement shall be deemed to be, and shall be treated as, an adjustment to the Merger consideration.

     6. Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered by Acquiror to the Shareholders' Agent and, for a period of thirty (30) days after such delivery to the Escrow Agent, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Paragraph 5 hereof unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Paragraph 5 hereof and as set forth in the Officer's Certificate provided by Acquiror, provided that no such payment or delivery may be made if the Shareholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30-day period.

     7. Resolution of Conflicts; Arbitration.

     (a) In case the Shareholders' Agent shall so object in writing to any claim or claims by Acquiror made in any Officer's Certificate, the Shareholders' Agent and Acquiror shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims in dispute. If the Shareholders' Agent does not dispute all claims in an Officer's Certificate, Acquiror shall be entitled to receive indemnification under Paragraph 5 with respect to all undisputed claims. If the Shareholders' Agent and Acquiror should agree on the rights of the parties with respect to the disputed claims, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     (b) If no such agreement can be reached after good faith negotiation, either Acquiror or the Shareholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both Acquiror and the Shareholders' Agent agree to arbitration, and, in such event, the matter shall be settled by arbitration conducted by a single arbitrator. Acquiror and the Shareholders' Agent shall jointly select an arbitrator. If Acquiror or the Shareholders' Agent fail to agree upon an arbitrator within thirty (30) days, an arbitrator shall be selected for them by the American Arbitration Association ("AAA"). The decision of the arbitrator so selected as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and, notwithstanding anything in Paragraph 5, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments or distributions out of the Escrow Fund in accordance with such decision.

     (c) Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration shall be held in Denver, Colorado under the commercial rules then in effect of the AAA. For purposes of this Paragraph 7, in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the Non-Prevailing Party unless the arbitrator awards Acquiror more than one-half ( 1/2) of the amount in dispute; otherwise, the Former Target Shareholders for whom shares of Target Capital Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative fee of the AAA, and the expenses, including without limitation, attorneys' fees and costs reasonably incurred by the other party to the arbitration.

     8. Shareholders' Agent.

     (a) In the event the Merger is approved by Target's shareholders, effective upon such vote, and without any further action of any Target shareholder, Kenneth A. Fox shall be constituted and appointed as agent and attorney-in-fact ("Shareholders' Agent") for and on behalf of each shareholder of Target (except such shareholders, if any, as shall have perfected their dissenter's rights under California Law) and of ICG with respect to the ICG Debt Escrow Shares, to give and receive notices and communications, to authorize delivery to Acquiror of shares of Acquiror Common Stock from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the shareholders from time to time upon not less than thirty (30) days' prior written notice to Acquiror and Escrow Agent (and Escrow Agent shall be provided promptly with a facsimile copy of the signature of any such successor shareholders agent); provided, however, that the Shareholders' Agent may not be removed unless holders of a two-thirds interest in the Escrow Fund agree to such removal and to the identity of the substituted Shareholders' Agent. Any vacancy in the position of the Shareholders' Agent may be filled by approval of the holders of a majority-in-interest of the Escrow Fund. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall not receive compensation for his or her services. Notice or communications to or from the Shareholders' Agent shall constitute notice to or from each of the shareholders of Target.

     (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target shareholders shall severally indemnify the Shareholders' Agent and hold him or her harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his or her duties hereunder.

     (c) The Shareholders' Agent shall have reasonable access to information about Target and Acquiror and the reasonable assistance of Target's or Acquiror's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target or Acquiror to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     (d) The Shareholders' Agent shall be entitled to a distribution from the Escrow Fund equal to any claim for indemnification or reimbursement for legal fees and expenses under Paragraph 8(b) which has not been satisfied; provided, however, that no such distribution shall be made until all claims of Acquiror set forth in any Officer's Certificate delivered to the Escrow Agent on or prior to the Escrow Termination Date have been resolved.

     9. Distribution Upon Termination of Escrow Period. Promptly following the Escrow Termination Date, the Escrow Agent shall deliver to the Former Target Shareholders and ICG all of the shares in the Escrow Fund in excess of any amount of such shares reasonably necessary to satisfy any unsatisfied or disputed claims for Damages specified in any Officer's Certificate delivered to the Escrow Agent on or before the Escrow Termination Date. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Former Target Shareholders all shares remaining in the Escrow Fund and not required to satisfy such claims. Deliveries of shares to the Former Target Shareholders and ICG pursuant to this Paragraph 9 shall be made in proportion to the Escrow Allocation.

     10. Actions of the Shareholders' Agent. A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target shareholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Target shareholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Agent.

     11. Third-Party Claims. In the event Acquiror becomes aware of a third-party claim that Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall notify the Shareholders' Agent of such claim, and the Shareholders' Agent and the Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Acquiror shall have the right in its sole discretion to settle any such claim; provided, however, that Acquiror may not effect the settlement of any such claim without the consent of the Shareholders' Agent, which consent shall not be unreasonably withheld, conditioned or delayed. In the event that the Shareholders' Agent has consented to any such settlement, the Shareholders' Agent shall have no power or authority to object under Paragraphs 5 or 6 or any other provision of this Annex A or Article VIII of the Reorganization Agreement to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.

     12. Allocation of Liability and Remedies. The liability of any Former Target Shareholder or, with respect to the ICG Debt Escrow Shares, ICG, for damages under this Annex A or Article VIII of the Reorganization Agreement shall be several and not joint, and any assertion of Damages against any Former Target Shareholder or ICG, as applicable, may only be made pro rata based on the percentage of Escrow Shares attributable to each Former Target Shareholder or ICG, as applicable, as set forth in the Escrow Allocation, or based on the allocation set forth in Paragraph 1(a) with respect to Specified Matters. Except as expressly set forth in this Annex A or Article VIII of the Reorganization Agreement, no former shareholder, optionholder, warrantholder, director, officer, employee or agent of Target shall have any personal liability to Acquiror or the Surviving Corporation after the Closing in connection with the Merger; provided, however, that nothing herein limits any potential remedies and liabilities of Acquiror or the Surviving Corporation, arising under applicable state and federal laws against any security holder, director, officer, employee or agent of Target with respect to that person's commission of fraud or intentional misrepresentation.

     13. Payments Net of Insurance Proceeds. For the purposes of the indemnity provided for in this Annex A or Article VIII of the Reorganization Agreement, any Damages hereunder or under the Reorganization Agreement shall be determined on the basis of the net effect after giving effect to any actual cash payments, setoffs or recoupment or any payments in each case actually received, realized or retained by the Indemnified Person as a result of any event giving rise to a claim for such indemnification. The amount of any Damages for which indemnification is provided hereunder or under the Reorganization Agreement shall be net of any amount actually recovered by the Indemnified Person under insurance policies with respect to such Damages. To the extent that an Indemnified Person has rights under

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insurance policies or similar rights in respect of any Damages it shall use its reasonable efforts to exercise such rights.

     14. Reinstatement of Claims. If at any time, or from time to time, (i) Escrow Shares are distributed to Acquiror pursuant to this Annex A or Article VIII of the Reorganization Agreement in respect of one or more claims for Damages in connection with any Specified Matter (a "Specified Claim") and (ii) any Indemnified Person makes a claim for Damages in connection with a matter other than a Specified Matter and the amount to which such Indemnified Person is entitled is determined in accordance with this Annex A or Article VIII of the Reorganization Agreement subsequent to any distribution referred to in clause
(i) of this sentence (a "Subsequently Determined Non-Specified Claim"), then upon notice from Acquiror to the Escrow Agent and the Shareholders' Agent:

          (a) a portion of such Escrow Shares so distributed to Acquiror (on a pro rata basis in accordance with the values of such Escrow Shares (determined as set forth below)) with an aggregate value (determined as set forth below) as of the date on which the amount to which such Indemnified Person is entitled is determined in accordance with this Annex A or Article VIII of the Reorganization Agreement equal to the lesser of the amount of such Subsequently Determined Non-Specified Claim and the aggregate value (determined as set forth below) of such distributed Escrow Shares as of such date (such lesser amount being referred to as the "Deemed Amount") shall be deemed to have been distributed in respect of such Subsequently Determined Non-Specified Claim and shall be deemed not to have been distributed in connection with such Specified Claim, and

          (b) the applicable Indemnified Person shall thereupon be entitled to exercise its remedies hereunder in respect of Damages in connection with such Specified Claim in an amount equal to the Deemed Amount.

For purposes of this Paragraph 14, as of any date, the value of each Escrow Share distributed to Acquiror in connection with a Specified Claim shall be equal to the Acquiror Closing Stock Price.

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                                                                         ANNEX D

                       CALIFORNIA GENERAL CORPORATION LAW
                                   CHAPTER 13

                               DISSENTERS' RIGHTS

SEC. 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

     (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SEC. 1301. DEMAND FOR PURCHASE.

     (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SEC. 1302. ENDORSEMENT OF SHARES.

     Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SEC. 1303. AGREED PRICE -- TIME FOR PAYMENT.

     (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certified securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SEC. 1304. DISSENTER'S ACTION TO ENFORCE PAYMENT.

     (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SEC. 1305. APPRAISERS' REPORT -- PAYMENT -- COSTS.

     (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

SEC. 1306. DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

     To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SEC. 1307. DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

     Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SEC. 1308. CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

     Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SEC. 1309. TERMINATION OF DISSENTING SHAREHOLDER STATUS.

     Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SEC. 1310. SUSPENSION OF PROCEEDINGS FOR PAYMENT PENDING LITIGATION.

     If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under
Section 1304 and 1305 shall be suspended until final determination of such litigation.

SEC. 1311. EXEMPT SHARES.

     This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SEC. 1312. ATTACKING VALIDITY OF REORGANIZATION OR MERGER.

     (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the

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

shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the Delaware General Corporation Law
(DGCL) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by
Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Eleventh of the registrant's Restated Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the DGCL as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Article Eleventh of the registrant's Restated Certificate of Incorporation, as amended, provides that, to the fullest extent permitted by the DGCL, as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 6.1 of the registrant's Amended and Restated Bylaws, as amended, further provides that the registrant shall, to the maximum extent and in the manner permitted by the DGCL, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the registrant.

     The registrant has entered into indemnification agreements with each of its directors and executive officers.

     The registrant maintains officers' and directors' liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The following is a list of Exhibits filed as part of the Registration Statement or incorporated by reference herein:


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           2.1**         -- Agreement and Plan of Reorganization, dated March 8,
                            2001, by and among Registrant, Rome Merger Corp. and
                            RightWorks Corporation (attached as Annex A to the proxy
                            statement/prospectus contained in this registration
                            statement).
           2.2*          -- Agreement and Plan of Reorganization, dated May 12, 1999, by and among Registrant, Intelligent Acquisition Corp.
                            and Sales Marketing Administration Tracking Technologies,
                            Inc. (filed as Exhibit 2.1 to Registrant's Registration
                            Statement on Form S-4 (Reg. No. 333-79681) (the "Form
                            S-4")).
           2.3*          -- Agreement and Plan of Reorganization, dated March 12,
                            2000, by and among Registrant, Hoya Merger Corp. and
                            Aspect Development, Inc. (filed as Exhibit 1 to the
                            Schedule 13D filed by Registrant on March 22, 2000 with
                            respect to Aspect Development, Inc.).
           2.4*          -- Agreement and Plan of Reorganization, dated March 12,
                            2000, by and among Registrant, Starfish Merger
                            Corporation and SupplyBase, Inc. (filed as Exhibit 2.3 to
                            Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 1999).
           3.1*          -- Registrant's Restated Certificate of Incorporation, as
                            amended through November 29, 2000 (filed as Exhibit 3.1
                            to Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 2000).
           3.2*          -- Registrant's Amended and Restated Bylaws, as amended
                            through May 21, 2001 (filed as Exhibit 3.1 to
                            Registrant's Registration Statement on Form S-3 (Reg. No.
                            333-59106).
           4.1*          -- Specimen Common Stock certificate (filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (Reg.
                            No. 333-1752) (the "Form S-1")).
           4.2*          -- Indenture, dated as of December 10, 1999 between
                            Registrant and Chase Bank of Texas, National Association,
                            as trustee, including the form of note set forth in
                            Section 2.2 thereof (filed as Exhibit 4.2 to Registrant's
                            Registration Statement on Form S-3 (Reg. No. 333-31342)
                            (the "Form S-3")).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           4.3*          -- Registration Rights Agreement, dated as of December 10,
                            1999 between Registrant and Goldman, Sachs & Co., Morgan
                            Stanley Dean Witter and Credit Suisse First Boston (filed
                            as Exhibit 4.3 to the Form S-3).
           5.1           -- Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.
           8.1           -- Opinion of Brobeck, Phleger & Harrison LLP as to certain federal income tax consequences of the merger.
           8.2           -- Opinion of Cooley Godward LLP as to certain federal
                            income tax consequences of the merger.
          10.1**         -- Loan and Security Agreement dated as of March 28, 2001 by and between the Registrant and RightWorks Corporation.
          10.2*          -- Form of Registration Rights Agreement, dated April 1,
                            1996, among Registrant, Sanjiv S. Sidhu and Sidhu-Singh
                            Family Investments, Ltd. (filed as Exhibit 10.2 to the
                            Form S-1).
          10.3*          -- i2 Technologies, Inc. 1995 Stock Option/Stock Issuance
                            Plan, as amended and restated through January 14, 2000
                            (filed as Exhibit 99.1 to Registrant's Registration
                            Statement on Form S-8 (Reg. No. 333-40038) (the "Aspect
                            S-8")).
          10.4*          -- Form of Indemnification Agreement between Registrant and each of its officers and directors (filed as Exhibit 10.4
                            to the Form S-1).
          10.5*          -- Form of Employee Proprietary Information Agreement
                            between Registrant and each of its employees (filed as
                            Exhibit 10.9 to the Form S-1).
          10.6*          -- i2 Technologies, Inc. Employee Stock Purchase Plan (filed as Exhibit 99.1 to Registrant's Registration Statement on
                            Form S-8 (Reg. No. 333-85791) (the "1999 S-8")).
          10.7*          -- i2 Technologies, Inc. International Employee Stock
                            Purchase Plan (filed as Exhibit 99.4 to the 1999 Form
                            S-8).
          10.8*          -- Think Systems Corporation 1996 Incentive Stock Plan
                            (filed as Exhibit 99.3 to Registrant's Registration
                            Statement on Form S-8 (Reg. No. 333-28147) (the
                            "Think/Optimax S-8")).
          10.9*          -- Think Systems Corporation 1997 Incentive Stock Plan
                            (filed as Exhibit 99.1 to the Think/Optimax S-8).
          10.10*         -- Optimax Systems Corporation Stock Option Plan (filed as
                            Exhibit 99.10 to the Think/Optimax S-8).
          10.11*         -- InterTrans Logistics Solutions Limited 1997 Stock
                            Incentive Plan (filed as Exhibit 99.7 to Registrant's
                            Registration Statement on Form S-8 (Reg. No. 333-53667)).
          10.12*         -- SMART Technologies, Inc. 1996 Stock Option/Stock Issuance
                            Plan (filed as Exhibit 99.13 to 1999 Form S-8).
          10.13*         -- Lease with One Colinas Crossing dated March 24, 1999
                            between Colinas Crossing, LP and Registrant (filed as
                            Exhibit 99.6 to Registrant's Current Report on Form 8-K
                            dated November 30, 1999 (the "November 1999 8-K")).
          10.14*         -- Lease with Two Colinas Crossing dated August 3, 1999
                            between Colinas Crossing, LP and Registrant (filed as
                            Exhibit 99.7 to the November 1999 8-K).
          10.15*         -- SupplyBase, Inc. 1999 Stock Plan (filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8 (Reg.
                            No. 333-36478)).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          10.16*         -- Aspect Development, Inc. 1997 Nonstatutory Stock Option
                            Plan (filed as Exhibit 99.2 to the Aspect S-8).
          10.17*         -- Aspect Development, Inc. 1992 Stock Option Plan (filed as
                            Exhibit 99.3 to the Aspect S-8).
          10.18*         -- Aspect Development, Inc. 1996 Outside Directors Stock
                            Option Plan (filed as Exhibit 99.4 to the Aspect S-8).
          10.19*         -- Aspect Development, Inc. 1996 Employee Stock Purchase
                            Plan (filed as Exhibit 99.5 to the Aspect S-8).
          10.20*         -- Transition Analysis Component Technology, Inc. 1997 Stock
                            Plan (filed as Exhibit 99.6 to the Aspect S-8).
          10.21*         -- Cadis, Inc. 1991 Stock Option Plan (filed as Exhibit 99.7 to the Aspect S-8).
          10.22*         -- Common Stock Purchase Agreement, dated March 7, 2000,
                            between Registrant and International Business Machines
                            Corporation (filed as Exhibit 2.1 to Registrant's Current
                            Report on Form 8-K filed on April 11, 2000).
          10.23*(1)      -- Employment and Non-Compete Agreement, dated June 9, 2000 between Registrant and Robert L. Evans (filed as Exhibit
                            10.1 to Registrant's Current Report on Form 8-K filed on
                            June 22, 2000).
          10.24*(1)      -- Employment and Non-Compete Agreement, dated June 9, 2000 between Registrant and Romesh T. Wadhwani (filed as
                            Exhibit 10.2 to Registrant's Current Report on Form 8-K
                            filed on June 22, 2000).
          10.25(1)       -- Amendment 1 to Employment and Non-Compete Agreement dated
                            April 15, 2001 between the Registrant and Romesh
                            Wadhwani.
          10.26          -- First Amendment to Loan and Security Agreement dated as of June 30, 2001 by and between the Registrant and
                            RightWorks Corporation.
          16.1*          -- Letter Regarding Change in Certifying Accountant (filed as Exhibit 16.1 to Registrant's Current Report on Form
                            8-K filed on April 21, 1999).
          21.1*          -- List of Subsidiaries (filed as Exhibit 21.1 to
                            Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 2000).
          23.1           -- Consent of Brobeck, Phleger & Harrison LLP included in
                            Exhibits 5.1 and 8.1.
          23.2           -- Consent of Cooley Godward LLP included in Exhibit 8.2.
          23.3           -- Consent of Arthur Andersen LLP (Dallas) with respect to the Registrant's financial statements.
          23.4           -- Consent of Arthur Andersen LLP (San Jose) with respect to the financial statements of Aspect Development, Inc. for
                            the years ended December 31, 1999 and 1998.
          23.5           -- Consent of Ernst & Young LLP with respect to the
                            financial statements of Aspect Development, Inc. for the
                            year ended December 31, 1997.
          23.6           -- Consent of KPMG LLP with respect to the financial
                            statements of SupplyBase, Inc.
          23.7           -- Consent of Arthur Andersen LLP (Denver) with respect to the financial statements of Cadis, Inc.
          24.1**         -- Power of Attorney.
          99.1           -- Form of RightWorks Proxy Card.


---------------

 *   Incorporated herein by reference to the indicated filing.

 ** Previously filed.


(1) Management contract or compensatory plan or arrangement.

     (b) Consolidated Financial Statement Schedules

Report of Independent Public Accountants....................   S-1
Schedule II -- Valuation and Qualifying Accounts............   S-2
Schedules other than the one listed above are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or
  related notes.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          1. to file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          2. that, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          3. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          4. that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          5. that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          6. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

          7. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of Dallas, State of Texas, on this 7th day of August, 2001.


                                            i2 TECHNOLOGIES, INC.


                                            By:   /s/ WILLIAM M. BEECHER

                                              ----------------------------------
                                                      William M. Beecher
                                                 Executive Vice President and
                                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                /s/ GREGORY A. BRADY                   Chief Executive Officer,         August 7, 2001
-----------------------------------------------------    President and Director
                  Gregory A. Brady                       (principal executive
                                                         officer)

               /s/ WILLIAM M. BEECHER                  Executive Vice President and     August 7, 2001
-----------------------------------------------------    Chief Financial Officer
                 William M. Beecher                      (principal financial
                                                         officer)

                          *                            Principal Accounting Officer     August 7, 2001
-----------------------------------------------------
                  Nancy F. Brigham

                          *                            Chairman of the Board            August 7, 2001
-----------------------------------------------------
                   Sanjiv S. Sidhu

                          *                            Director                         August 7, 2001
-----------------------------------------------------
                   Harvey B. Cash

                          *                            Director                         August 7, 2001
-----------------------------------------------------
                   Kenneth L. Lay

                                                       Director                         August   , 2001
-----------------------------------------------------
                 Robert L. Crandall

                          *                            Director                         August 7, 2001
-----------------------------------------------------
                 Sandeep R. Tungare

                          *                            Vice Chairman                    August 7, 2001
-----------------------------------------------------
                 Romesh T. Wadhwani



*By:    /s/ WILLIAM M. BEECHER

     -------------------------------

         William M. Beecher


          Attorney-in-fact

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
i2 Technologies, Inc.


     We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of i2 Technologies, Inc. (a Delaware corporation) included in this registration statement on Form S-4 and have issued our report thereon dated January 16, 2001 (except for the last paragraph in Note 2 and Note 13 as to which the dates are March 23, 2001 and March 9, 2001, respectively). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is the responsibility of the company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                            /s/ ARTHUR ANDERSEN LLP

Dallas, Texas
January 13, 2001
                             i2 TECHNOLOGIES, INC.

                SCHEDULE II TO CONSOLIDATED FINANCIAL STATEMENTS
                       VALUATION AND QUALIFYING ACCOUNTS

                                                                2000      1999      1998
                                                              --------   -------   ------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Balance at beginning of period..............................  $ 17,474   $ 8,551   $4,578
Provision for bad debts charged to costs and expenses.......    21,829   $11,065    4,924
Write-offs..................................................   (11,497)  $(2,142)    (951)
Acquired allowances and other adjustments...................     3,523        --       --
                                                              --------   -------   ------
Balance at end of period....................................  $ 31,329   $17,474   $8,551
                                                              ========   =======   ======

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.1**          -- Agreement and Plan of Reorganization, dated March 8,
                            2001, by and among Registrant, Rome Merger Corp. and
                            RightWorks Corporation (attached as Annex A to the proxy
                            statement/prospectus contained in this registration
                            statement).
          2.2*           -- Agreement and Plan of Reorganization, dated May 12, 1999, by and among Registrant, Intelligent Acquisition Corp.
                            and Sales Marketing Administration Tracking Technologies,
                            Inc. (filed as Exhibit 2.1 to Registrant's Registration
                            Statement on Form S-4 (Reg. No. 333-79681) (the "Form
                            S-4")).
          2.3*           -- Agreement and Plan of Reorganization, dated March 12,
                            2000, by and among Registrant, Hoya Merger Corp. and
                            Aspect Development, Inc. (filed as Exhibit 1 to the
                            Schedule 13D filed by Registrant on March 22, 2000 with
                            respect to Aspect Development, Inc.).
          2.4*           -- Agreement and Plan of Reorganization, dated March 12,
                            2000, by and among Registrant, Starfish Merger
                            Corporation and SupplyBase, Inc. (filed as Exhibit 2.3 to
                            Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 1999).
          3.1*           -- Registrant's Restated Certificate of Incorporation, as
                            amended through November 29, 2000 (filed as Exhibit 3.1
                            to Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 2000).
          3.2*           -- Registrant's Amended and Restated Bylaws, as amended
                            through May 21, 2001 (filed as Exhibit 3.1 to
                            Registrant's Registration Statement on Form S-3 (Reg. No.
                            333-59106).
          4.1*           -- Specimen Common Stock certificate (filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1 (Reg.
                            No. 333-1752) (the "Form S-1")).
          4.2*           -- Indenture, dated as of December 10, 1999 between
                            Registrant and Chase Bank of Texas, National Association,
                            as trustee, including the form of note set forth in
                            Section 2.2 thereof (filed as Exhibit 4.2 to Registrant's
                            Registration Statement on Form S-3 (Reg. No. 333-31342)
                            (the "Form S-3")).
          4.3*           -- Registration Rights Agreement, dated as of December 10,
                            1999 between Registrant and Goldman, Sachs & Co., Morgan
                            Stanley Dean Witter and Credit Suisse First Boston (filed
                            as Exhibit 4.3 to the Form S-3).
          5.1            -- Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.
          8.1            -- Opinion of Brobeck, Phleger & Harrison LLP as to certain federal income tax consequences of the merger.
          8.2            -- Opinion of Cooley Godward LLP as to certain federal
                            income tax consequences of the merger.
         10.1**          -- Loan and Security Agreement dated as of March 28, 2001 by and between the Registrant and RightWorks Corporation.
         10.2*           -- Form of Registration Rights Agreement, dated April 1,
                            1996, among Registrant, Sanjiv S. Sidhu and Sidhu-Singh
                            Family Investments, Ltd. (filed as Exhibit 10.2 to the
                            Form S-1).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.3*           -- i2 Technologies, Inc. 1995 Stock Option/Stock Issuance
                            Plan, as amended and restated through January 14, 2000
                            (filed as Exhibit 99.1 to Registrant's Registration
                            Statement on Form S-8 (Reg. No. 333-40038) (the "Aspect
                            S-8")).
         10.4*           -- Form of Indemnification Agreement between Registrant and each of its officers and directors (filed as Exhibit 10.4
                            to the Form S-1).
         10.5*           -- Form of Employee Proprietary Information Agreement
                            between Registrant and each of its employees (filed as
                            Exhibit 10.9 to the Form S-1).
         10.6*           -- i2 Technologies, Inc. Employee Stock Purchase Plan (filed as Exhibit 99.1 to Registrant's Registration Statement on
                            Form S-8 (Reg. No. 333-85791) (the "1999 S-8")).
         10.7*           -- i2 Technologies, Inc. International Employee Stock
                            Purchase Plan (filed as Exhibit 99.4 to the 1999 Form
                            S-8).
         10.8*           -- Think Systems Corporation 1996 Incentive Stock Plan
                            (filed as Exhibit 99.3 to Registrant's Registration
                            Statement on Form S-8 (Reg. No. 333-28147) (the
                            "Think/Optimax S-8")).
         10.9*           -- Think Systems Corporation 1997 Incentive Stock Plan
                            (filed as Exhibit 99.1 to the Think/Optimax S-8).
         10.10*          -- Optimax Systems Corporation Stock Option Plan (filed as
                            Exhibit 99.10 to the Think/Optimax S-8).
         10.11*          -- InterTrans Logistics Solutions Limited 1997 Stock
                            Incentive Plan (filed as Exhibit 99.7 to Registrant's
                            Registration Statement on Form S-8 (Reg. No. 333-53667)).
         10.12*          -- SMART Technologies, Inc. 1996 Stock Option/Stock Issuance
                            Plan (filed as Exhibit 99.13 to 1999 Form S-8).
         10.13*          -- Lease with One Colinas Crossing dated March 24, 1999
                            between Colinas Crossing, LP and Registrant (filed as
                            Exhibit 99.6 to Registrant's Current Report on Form 8-K
                            dated November 30, 1999 (the "November 1999 8-K")).
         10.14*          -- Lease with Two Colinas Crossing dated August 3, 1999
                            between Colinas Crossing, LP and Registrant (filed as
                            Exhibit 99.7 to the November 1999 8-K).
         10.15*          -- SupplyBase, Inc. 1999 Stock Plan (filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8 (Reg.
                            No. 333-36478)).
         10.16*          -- Aspect Development, Inc. 1997 Nonstatutory Stock Option
                            Plan (filed as Exhibit 99.2 to the Aspect S-8).
         10.17*          -- Aspect Development, Inc. 1992 Stock Option Plan (filed as
                            Exhibit 99.3 to the Aspect S-8).
         10.18*          -- Aspect Development, Inc. 1996 Outside Directors Stock
                            Option Plan (filed as Exhibit 99.4 to the Aspect S-8).
         10.19*          -- Aspect Development, Inc. 1996 Employee Stock Purchase
                            Plan (filed as Exhibit 99.5 to the Aspect S-8).
         10.20*          -- Transition Analysis Component Technology, Inc. 1997 Stock
                            Plan (filed as Exhibit 99.6 to the Aspect S-8).
         10.21*          -- Cadis, Inc. 1991 Stock Option Plan (filed as Exhibit 99.7 to the Aspect S-8).
         10.22*          -- Common Stock Purchase Agreement, dated March 7, 2000,
                            between Registrant and International Business Machines
                            Corporation (filed as Exhibit 2.1 to Registrant's Current
                            Report on Form 8-K filed on April 11, 2000).

 .23*(1)               10 -- Employment and Non-Compete Agreement, dated June 9, 2000 between
                         Registrant and Robert L. Evans (filed as Exhibit 10.1 to Registrant's Current
                         Report on Form 8-K filed on June 22, 2000).
         10.24*(1)       -- Employment and Non-Compete Agreement, dated June 9, 2000 between
                            Registrant and Romesh T. Wadhwani (filed as Exhibit 10.2 to Registrant's
                            Current Report on Form 8-K filed on June 22, 2000).
         10.25(1)        -- Amendment 1 to Employment and Non-Compete Agreement dated April 15, 2001 between the Registrant and Romesh Wadhwani.
         10.26           -- First Amendment to Loan and Security Agreement dated as of June 30, 2001 by and between the Registrant and RightWorks Corporation.
         16.1*           -- Letter Regarding Change in Certifying Accountant (filed as Exhibit 16.1 to
                            Registrant's Current Report on Form 8-K filed on April 21, 1999).
         21.1*           -- List of Subsidiaries (filed as Exhibit 21.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000).
         23.1            -- Consent of Brobeck, Phleger & Harrison LLP included in Exhibits 5.1 and
                            8.1.
         23.2            -- Consent of Cooley Godward LLP included in Exhibit 8.2.
         23.3            -- Consent of Arthur Andersen LLP (Dallas) with respect to the Registrant's financial statements.
         23.4            -- Consent of Arthur Andersen LLP (San Jose) with respect to the financial statements of Aspect Development, Inc. for the year ended December 31,
                            1999 and 1998.
         23.5            -- Consent of Ernst & Young LLP with respect to the financial statements of
                            Aspect Development, Inc. for the years ended December 31, 1997.
         23.6            -- Consent of KPMG LLP with respect to the financial statements of
                            SupplyBase, Inc.
         23.7            -- Consent of Arthur Andersen LLP (Denver) with respect to the financial statements of Cadis, Inc.
         24.1**          -- Power of Attorney.
         99.1            -- Form of RightWorks Proxy Card.


---------------

 *   Incorporated herein by reference to the indicated filing.


 **  Previously filed.



(1)  Management contract or compensatory plan or arrangement.